FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Pursuant to Rule 13a-16 or 15d-16 of the
                             Securities Act of 1934

                         For the month of February 2003

                                 MULTICANAL S.A.
             (Exact name of Registrant as specified in its charter)

                                MULTICHANNEL S.A.
                 (Translation of Registrant's name into English)

                                   Avalos 2057
                         (1431) Buenos Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F    X                               Form 40-F
                    -----                                       -----
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

                Yes                                      No    X
                    -----                                    -----
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                          82 - ______________________.

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                                Table of Contents

EXHIBIT                                                                     PAGE

A     Risk Factors.........................................................   1

B     Summary of Financial and Other Information...........................  17

C     Exchange Rates.......................................................  21

D     Management's Discussion and Analysis.................................  23

E     The Company..........................................................  49

F     Major Shareholders...................................................  71

G     Management...........................................................  74

H     Legal Matters........................................................  78

I     Unaudited Interim Consolidated Financial Statements..................  84

J     Consolidated Financial Statements at December 31, 2001 and 2000
      and for the Three Years in the Period Ended December 31, 2001..........85



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                                  RISK FACTORS

Risks Relating to Argentina

Overview

         We are an Argentine sociedad anonima (a corporation with limited liability) and substantially all of our facilities and approximately 87% of our subscribers are presently located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina. Argentine government actions concerning the economy, including with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had and could continue to have a material adverse effect on private sector entities, including us. We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not impair our business, financial condition, or results of operations.

Recent economic and political instability has paralyzed commercial and financial activities

         In the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.4% in 1999. Following his election in October 1999, President Fernando de la Rua was confronted with the challenges of dealing with Argentina's enduring economic recession and obtaining political consensus on critical issues related to the economy, public sector spending, legal reforms and social programs. The de la Rua administration failed to address adequately the growing public sector deficit, both at the federal and at the provincial level. Gross domestic product contracted by 0.8% in 2000 and by 4.4% in 2001. As the recession caused tax revenues to drop, the public sector relied increasingly on financing from local and, to a lesser extent, foreign banks, effectively foreclosing private sector companies from bank financing. As the public sector's creditworthiness deteriorated, interest rates reached record highs, bringing the economy to a virtual standstill. The lack of confidence in the country's economic future and its ability to sustain the peso's parity with the U.S. dollar led to massive withdrawals of deposits and capital flight.

         On December 1, 2001, the Argentine government effectively froze bank deposits and introduced exchange controls restricting capital outflows. The measures were perceived as further paralyzing the economy for the benefit of the banking sector and caused a sharp rise in social discontent, ultimately triggering public protests, outbreaks of violence and the looting of stores throughout Argentina. On December 20, 2001, after declaring a state of emergency and suspending civil liberties, President Fernando de la Rua tendered his resignation to Congress, which was accepted in the midst of an escalating political, social and economic crisis.

         The absence of a Vice-President required that the presidency be assumed temporarily by Mr. Ramon Puerta, the president of the Senate and a member of the opposition Peronist party. In a joint meeting of the Senate and the Chamber of Deputies on December 22, 2001, Congress called for new presidential elections on March 3, 2002 and appointed Mr. Adolfo Rodriguez Saa, governor of the province of San Luis and also a member of the opposition Peronist party, president of Argentina through the elections. However, on December 30, 2001, with middle-class protesters threatening further demonstrations and being unable to retain the support of the Peronist party, President Rodriguez Saa resigned.

         On January 1, 2002 at a joint session of Congress, Eduardo Duhalde, a Peronist senator who had lost the presidential election to Mr. de la Rua in 1999, was appointed by Congress to complete the remaining term of former President de la Rua until December 2003.

         Since his appointment on January 1, 2002, President Duhalde and the current Argentine government have undertaken a number of far-reaching initiatives including:

          o ratifying the suspension of payment of certain of Argentina's sovereign debt declared by interim President Rodriguez Saa;

          o amending the Convertibility Law, with the resulting devaluation and volatility of the peso;

          o converting certain U.S. dollar-denominated debts into peso-denominated debts at a one-to-one exchange rate and U.S. dollar-denominated bank deposits into peso-denominated bank deposits at an exchange rate of Ps.1.4 per U.S.$1.00;

          o restructuring bank deposits and maintaining restrictions on bank withdrawals;

          o enacting an amendment to the Central Bank's charter to (i) allow it to print currency in excess of the amount of the foreign reserves it holds, (ii) make short-term advances to the federal government and (iii) provide financial assistance to financial institutions with liquidity constraints or solvency problems;

          o imposing restrictions on transfers of funds abroad subject to certain exceptions, and payments on financial transactions approved by the Argentine Central Bank on a case-by-case basis;

          o requiring the deposit into the banking system of foreign currency earned from exports, subject to certain exceptions.

         An increase in the level of protests and violence in June 2002 led President Duhalde to announce his intention to request of Congress that presidential elections be held in March 2003. The elected president would take office in May 2003. As of the date hereof, presidential elections are scheduled to take place on April 27, 2003, with a run-off election, if necessary, on May 13, 2003. However, uncertainty continues with respect to the nomination of presidential candidates by the main political parties and there is very limited discussion or information regarding policies that would be implemented or promoted by the potential candidates. This uncertainty in turn translates into a delay in the adoption of numerous decisions affecting the country's economic performance. Further, this lack of agreement and uncertainty as to the future president appears to have complicated the prospects of overcoming the current economic situation.

         The rapid and radical nature of the changes in the Argentine social, political, economic and legal environment since 1998, and the absence of a clear political consensus in favor of the Duhalde administration or any particular set of economic policies, have created an atmosphere of great uncertainty and lack of confidence of the population in the financial sector and politicians generally. As a result, commercial and financial activities have been virtually paralyzed, further aggravating the economic recession which precipitated the current crisis. Moreover, due to the ongoing social and political crisis, Argentina continues to face risks including (i) civil unrest, rioting, looting, nation-wide protests, widespread social unrest and strikes, (ii) expropriation, nationalization and forced renegotiation or modification of existing contracts, and (iii) changes in taxation policies, including royalty and tax increases and retroactive tax claims.

Exchange rate risks

         We realize substantially all of our earnings in Argentina through sales denominated in pesos and most of our financial liabilities, including the Existing Notes, are denominated in U.S. dollars.

         On January 6, 2002, Congress enacted Law No. 25,561, Ley de Emergencia Publica y Reforma del Regimen Cambiario (the "Public Emergency Law"), eliminating the requirement that the U.S. dollar/peso exchange rate remain fixed at 1 to 1. Since February 11, 2002, the peso has floated freely and devalued sharply to Ps.3.79 per U.S.$1 on July 1, 2002. During the last quarter of 2002, the peso/U.S. dollar exchange rate remained stable and in recent weeks, the peso has strengthened, as exporters remitted significant amounts of export proceeds to the Central Bank in compliance with current regulations. As of February 6, 2003, the peso/U.S. dollar exchange rate was Ps.3.15 per U.S.$1.00, as quoted by Banco de la Nacion Argentina. See "Exchange Rates".

         The devaluation of the peso has adversely affected the U.S. dollar value of our earnings and, thus, impaired our financial condition. As of September 30, 2002, our total consolidated bank and financial debt amounted to U.S.$568.4 million (including accrued interest and seller debt) and Ps.63.6 million (including accrued interest). Any depreciation of the peso against the U.S. dollar will correspondingly increase the amount of our debt in pesos, with further adverse effects on our results of operation and financial condition. Given the continuing economic crisis in Argentina and the economic and political uncertainties, it is impossible to predict whether, and to what extent, the value of the peso may further depreciate against the dollar. Moreover, we cannot predict whether the Argentine government will further modify its monetary policy, and if so, what impact these changes will have on our financial condition and results of operations.

         The Argentine government is facing severe fiscal problems as a result of the devaluation of the peso. Peso-denominated tax revenues constitute the primary source of its earnings, but most of its financial liabilities are U.S. dollar-denominated. Therefore, the government's ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the peso. The adoption of austere fiscal measures which would be required to repay the Argentine government's debt and to balance its budget after the devaluation will likely lead to further social unrest and political instability.

The stability of the Argentine financial system is at risk

         Although deposits in the Argentine banking system had grown in 1999 and 2000, in 2001, especially in the fourth quarter, a very significant amount of deposits were withdrawn from financial institutions as a result of increasing political instability and uncertainty. This run on deposits had a material adverse effect on the Argentine financial system as a whole. Since the fourth quarter of 2001, banks have focused on collection activities to be able to pay their depositors. The magnitude of deposit withdrawals, the general unavailability of external or local credit, together with the restructuring of the public-sector debt with local holders (a substantial portion of which was placed with banks) created a liquidity crisis which undermined the ability of Argentine banks to pay their depositors.

         To prevent a run on the U.S. dollar reserves of local banks, on December 1, 2001, the government of President de la Rua restricted the amount of money that account holders could withdraw from banks and introduced exchange controls restricting capital outflows. Although these restrictions known as "corralito" are no longer in place, subsequently, President Duhalde imposed new restrictions known as "corralon" and released a schedule stating how and when deposits would become available.

         On February 3, 2002, the Argentine government issued Emergency Decree No. 214, which required conversion of all debts to financial institutions into pesos at a rate of Ps.1.00 per U.S.$1.00. After a six-month grace period, debts were adjusted pursuant to an index based on consumer price variations in the preceding month. This decree also provided for: (i) the conversion of all foreign-denominated deposits into peso-denominated deposits at an exchange rate of Ps.1.40 per U.S.$1.00 and (ii) the issuance by the government of bonds intended to compensate banks for the losses incurred as a result of the "asymmetric" conversion of loans and deposits into pesos. The different exchange rates applied to the conversion of foreign currency denominated deposits and loans had a material and adverse effect on the financial system.

         The corralito and certain other measures have, to a significant extent, shielded banks from a further massive withdrawal of deposits, but they have also led to the paralysis of virtually all commercial and financial activities, diminished spending and greatly increased social unrest. As a result, there has been widespread public repudiation of, and protests directed against, financial institutions, which has had a material adverse effect on the Argentine financial system.

         On June 1, 2002, the Argentine government enacted Decree No. 905/2002, which gave owners of rescheduled foreign and peso-denominated bank deposits the option, during a period of 30 banking business days starting on June 1, 2002, to receive certain bonds issued by the Argentine government in lieu of payment of such deposits. These bonds were applied to the payment of certain loans under certain conditions. Deposits not exchanged for bonds were considered securities that, under the conditions established by the CNV, were applied to the subscription of shares and notes and to the cancellation of certain loans. On September 17, 2002, Decree No. 1836/02 established another exchange option. Depositors, however, showed little interest in the first or second stages of the voluntary exchange of deposits for bonds. The Argentine government has continued to indicate that it is committed to providing depositors the option to exchange their money for bonds, rather than forcing them to do so through an obligatory exchange.

         The financial system needs to be restructured for the economy to be able to grow. Certain foreign controlled banks have closed down operations and, generally, foreign shareholders have not made additional capital contributions. Given the loss of confidence of depositors in the financial system, the elimination of the corralon would likely result in an attempt by such depositors to withdraw all of their deposits and convert such pesos into U.S. dollars. If amounts so withdrawn flow to the foreign exchange market, the recent increase in the level of bank deposits would most likely be quickly reversed, causing a sharp increase in the exchange rate and inflation. Moreover, due to the liquidity problems of Argentine banks, such attempt would likely result in the collapse of the financial system and could exacerbate the depreciation of the peso. In the event that the Central Bank provides financial assistance to financial institutions in order to avoid such collapse, liberated funds would likely flow into the foreign exchange market. As of the date hereof, there are numerous cases pending before the Argentine Supreme Court challenging the constitutionality of several of the measures adopted by the government to protect the financial system. Even if the Argentine Supreme Court is yet to render a final judgment it has indicated that it is considering the possibility of imposing a re-dollarization of previously pesified bank deposits. A judgment to this effect will have a material adverse effect on the Argentine financial system.

         The banking system's collapse, or the collapse of one or more of the largest banks in the system, would have a material and adverse effect on the prospects for economic recovery and political stability and most likely, a material adverse affect on us.

Inflation may continue to escalate and further undermine economic recovery

         On January 24, 2002 the Argentine government amended the Central Bank's charter to allow the monetary authority to print currency (without having to maintain a fixed and direct ratio with the foreign currency and gold reserves), to make advances to the federal government to cover its anticipated budget deficit, and to provide financial assistance to financial institutions with liquidity problems. There is considerable concern that, if the Central Bank prints currency to finance public-sector spending or financial institutions in distress, significant inflation will result. Past history raises serious doubts as to the ability of the Argentine government to maintain a strict monetary policy and control inflation. In the past, inflation materially undermined the Argentine economy and the government's ability to create conditions that would permit growth.

         Furthermore, the devaluation of the peso has created pressures on the domestic price system that generated inflation in 2002, after several years of price stability, and, in recent years, price deflation. Through September 30, 2002, the WPI and the consumer price index exhibited cumulative increases of 121% and 41%, respectively. If the value of the peso cannot be stabilized by positive expectations for Argentina's economic future, as well as by strict fiscal and monetary policies, an increase in inflation rates can be expected. Very high inflation and hyperinflation episodes cannot be ruled out. High inflation would likely deepen Argentina's current economic recession.

         The devaluation of the peso and accompanying economic policy measures implemented by the Argentine government were intended primarily to remedy the effects of unemployment and to stimulate economic growth. To date, it is not apparent that the objectives pursued have been achieved. The success of such measures, however, is conditional upon the ability of the Argentine government to elicit confidence among the local and international financial and business communities. Without such confidence, inflation rates are likely to increase significantly investment is likely to retract and economic activity to contract further, unemployment could increase beyond current levels, tax revenue could drop and the fiscal deficit could widen.

Argentina's insolvency and default on its public debt has deepened the current financial crisis

         On December 23, 2001, interim President Rodriguez Saa declared the suspension of payments on most of Argentina's sovereign debt, which totaled approximately U.S.$140.5 billion as of December 31, 2001. President Duhalde ratified this measure on January 2, 2002.

         As a result of its growing fiscal deficit, Argentina's ability in the short term to stimulate economic growth, appease social unrest and repay its debt is likely to depend on external financial assistance. In December 2000, Argentina obtained a conditional U.S.$39.7 billion assistance package from the IMF, other multilaterals, foreign governments, local banks and institutional investors. The IMF conditioned the availability of a significant portion of the package on the ability of the Argentine government to reduce its fiscal deficit and implement a sustainable economic program. Argentina failed to meet the IMF's conditions in March 2001 and failed to comply with a new fiscal deficit target for the fourth quarter of 2001. Such failure triggered the suspension, on December 5, 2001, of further IMF disbursements. The IMF's decision deepened the economic and political crisis. In January 2002, President Duhalde resumed talks with the IMF, and, although the IMF agreed to refinance certain debts owed by the Argentine government, the IMF has announced that it will not provide new funds to Argentina. Widespread political protests and social disturbances are continuing regularly, and to date the IMF and other multilateral and official sector lenders have indicated an unwillingness to provide any significant amount of financial aid until a sustainable economic program has been presented. The IMF, through repeated pronouncements, indicated that such program should include improving methods of tax collection, forcefully reforming the tax revenue-sharing method between the federal government and the provinces, and restructuring the foreign indebtedness on which Argentina has defaulted.

         The Argentine government's insolvency and inability to obtain financing can be expected to significantly affect its ability to implement any reforms. This will further undermine the private sector's ability to restore economic growth, and may result in a deeper recession, higher inflation and unemployment and greater social unrest. As a result, our business, financial condition and results of operations will likely be materially and adversely affected.

Exchange controls may prevent us from servicing our external debt obligations

         The Argentine foreign exchange market was subject to exchange controls until December 1989, when a freely floating exchange rate was established for all foreign currency transactions. From 1989 to December 3, 2001, there were no foreign exchange controls preventing or restricting the conversion of pesos into U.S. dollars or the transfer of U.S. dollars abroad. From December 3, 2001 until January 2, 2003, the transfer of foreign currency, except for certain transactions, was subject to prior authorization by the Central Bank, including for the payment by Argentine debtors of principal on financial indebtedness and for the distribution of dividends. Effective January 2, 2003, the Central Bank's prior authorization for the transfer of funds abroad in order to make payments of principal and/or interest is no longer required provided that certain conditions are met, as set out in Communique "A" 3843 dated December 26, 2002, as amended by Communique "A" 3866 dated January 16, 2003.

         Communique "A" 3843, as amended, establishes that the Central Bank's prior authorization for the transfer of funds abroad in order to make the payments of principal and/or interest, as the case may be, will not be required when the following conditions are complied with:

         (1) For payments of principal under outstanding and past due financial debt, all of the following conditions must be met:

               (A) Payments of principal shall be made pursuant to a refinancing agreement entered into between the debtor and the creditor after January 2, 2003.

               (B) Such refinancing agreement must provide for payments of principal not to exceed: (a) 10% paid as of the date of entering into such refinancing agreement; (b) 5% paid within the following six months; and (c) 5% paid within 12 months as from the date of entering into such refinancing agreement.

               (C) The refinancing of the principal outstanding (excluding the 10% paid upon entering into the refinancing agreement) must have an average life that is at least 5 years more than the original principal amount outstanding.

               (D) The financial debt must relate to: (a) notes, bonds and commercial paper; (b) syndicated loans with foreign banks;
                    (c) financial loans with foreign banks which are neither secured by assets of the debtor located outside of Argentina nor by similar assets or persons domiciled in Argentina; and
                    (d) intercompany loans.

         If, prior to the repayment of principal under exiting facilities, the local debtor obtains new financing which enters Argentina on or after December 26, 2002 through the foreign exchange market and this new financing (a) has an average life of not less than 5 years and (b) is for an amount at least equal to the amount of the debt that will be cancelled, the conditions of Communique "A" 3843 will be deemed to have been met and therefore no prior authorization of the Central Bank will be necessary to make the payment of principal under the existing facility.

         (2) For payments of principal under past due financial debt, irrespective of whether the conditions described in (1) above have been met, the Central Bank's prior authorization will not be required if the following conditions are met:

               (A) The principal amount to be repaid must not exceed U.S.$150,000 per month.

               (B) The debtor must make a sworn statement that the repayment complies with the conditions set forth herein.

         Moreover, according to the provisions of Communique "A" 3859, dated January 7, 2003, Argentine companies may freely transfer corporate profits and dividends corresponding to audited financial statements of local companies without prior Central Bank approval, and transfers of funds abroad in order to pay reinsurance premiums will be subject only to the issuance of a statement from the Superintendencia de Seguros de la Nacion, or the Argentine Superintendency of Insurance Board (the regulatory authority on insurance matters) with respect to the reason and amount to be transferred.

         The Central Bank has also issued Communique "A" 3845, dated December 26, 2002, which states that Argentine individuals and companies are authorized to buy up to U.S.$150,000 per month for the purposes of, among other things, (i) real estate investments outside of Argentina; (ii) loans granted to persons not domiciled in Argentina; (iii) direct investments outside of Argentina of persons domiciled in Argentina; (iv) portfolio investments outside of Argentina; and (v) payments outside of Argentina of corporate dividends and profits.

         Under the prior regulations, the Central Bank had authorized on a case by case basis the making of interest payments but not, to our knowledge, payments of principal other than in connection with certain restructurings. If we cannot comply with the conditions set forth in Communique "A" 3843, as amended, or any subsequent conditions that the Central Bank may impose on the transfer of U.S. dollars abroad, we will be unable to pay principal and may be unable to pay interest to foreign creditors. Also, even in the absence of exchange controls due to the scarcity of U.S. dollars, we may find it difficult to convert large amounts of pesos into U.S. dollars to make principal or interest payments on our U.S. dollar-denominated debts.

You may not be able to enforce your claims against us in Argentina

         We are a corporation organized under the laws of Argentina. All of our directors, members of the supervisory committee and officers reside in Argentina. Substantially all of our assets are located in Argentina.

         Under Argentine law, enforcement of foreign judgments is recognized provided that the requirements of Articles 517 through 519 of the Federal Code of Civil and Commercial Procedure are met. The foreign judgment cannot violate principles of public policy of Argentine law, as determined by the Argentine court. We cannot assure you that an Argentine court would not deem the enforcement of foreign judgments ordering us to make a payment under our indebtedness in a foreign currency outside of Argentina to be contrary to Argentine public policy if at that time there are legal restrictions prohibiting Argentine debtors from transferring foreign currency outside of Argentina.

Risks Relating to Multicanal

Auditor's doubt as to our ability to operate as a going concern

         The consolidated financial statements as of December 31, 2001 and September 30, 2002, have been prepared on the assumption that we will continue to operate as a going concern. However, as a result of the continued deterioration of the Argentine economy and the devaluation of the peso, as further described in these "Risk Factors," we cannot assure that we will be able to obtain the necessary financial resources to repay or refinance our debt and that the restrictions imposed by the Central Bank on the transfer of funds abroad will not prevent us from paying principal and interest on our U.S. dollar denominated debt as it comes due. Accordingly, we cannot assure you that these conditions will not have a material adverse effect on our financial condition or results of operations or that we will be able to continue to operate as a going concern.

         On November 14, 2002, our Independent Auditors issued a report stating that we have suffered recurring losses from operations and have a net capital deficiency. The report also states that we have been negatively impacted by the Argentine government's adoption of various economic measures and by the devaluation of the peso, matters which raise substantial doubt as to our ability to continue to operate as a going concern. Investors in our securities should review carefully the report of our independent auditors attached to our financial statements that are part of this Form 6-K. The consolidated financial statements do not include any adjustments to reflect the possible negative effect that the current uncertain situation may have on us.

         As a result of the devaluation of the Argentine currency, at September 30, 2002, we recognized net loss in the amount of Ps.692 million in accordance with Argentine GAAP and a shortfall in consolidated working capital amounting to Ps.2.146 million. As indicated in Note 13 to the unaudited interim financial statements that are part of this Form 6-K, our losses have absorbed over 50% of capital and reserves. Although section 206 of the Argentine Companies Law establishes mandatory capital reduction in such situations, by means of Decree No. 1269/02 dated July 17, 2002, the Argentine government suspended enforcement of this provision until December 10, 2003. We cannot assure you that in the future, section 206 of the Argentine Companies Law or any other pertinent law or regulation will not force us to effect mandatory capital reduction.

Recent changes to Argentine GAAP

         Effective for fiscal years beginning on January 1, 2003, the CNV adopted new accounting standards for the preparation of financial statements. The principal differences from the prior standards which are relevant to our financial information are the following: (1) the use of the deferred tax method for the recognition of income taxes, and (2) the method to determine the recoverability of long-lived assets, according to which an entity estimates the undiscounted future cash flow to determine whether an impairment loss should be recognized, and if so, conducts a second comparison with the discounted future cash flow. Consequently, the accounting standards applicable to the preparation of financial information to be reported in future periods will differ from the standards used in the preparation of financial information included herein, and this may effect comparability from period to period.

Recent losses and default

         As a result of Argentina's severe economic recession and the restrictions affecting our ability to refinance our debts, we have dedicated all of our cash flow from operations and any other source of liquidity available to us to fund our operations. We have defaulted on payments on all our Existing Notes and all principal payments and a substantial portion of our interest payments on our Bank Loans (affected by the mandatory conversion into pesos at the exchange rate of one peso per dollar pursuant to Decree No. 214/02 decreed by the Government) since February 2002.

         Our ability to make payments on our foreign currency-denominated indebtedness was further curtailed by the exchange controls introduced on December 1, 2001. All of our Existing Debt is in default and our creditors could accelerate the maturity thereof. We do not have the ability to meet our obligations as currently scheduled without additional financial assistance, which we do not expect to receive.

Our liquidity is severely constrained and we are relying on cash generated from operations as our only significant source of liquidity

         We are and will continue to be severely cash constrained and expect that our only source of liquidity in the short term will be cash flows generated from operations. As of September 30, 2002, assuming that our principal shareholders had made an irrevocable capital contribution of U.S.$10 million which they are expected to make in connection with our announced restructuring and we repurchased U.S.$100 million aggregate principal amount of Existing Debt pursuant to our recently announced cash tender offer, we would have had approximately U.S.$5.5 million of cash remaining. Such remaining cash amount does not reflect an adjustment for the expenses related to the consummation of our restructuring that we will need to pay, which we estimate at U.S.$8.1 million. We cannot assure you that we will generate sufficient cash flows from operations to sufficiently increase our cash on hand to pay the expenses relating to our restructuring when such expenses become due and to maintain sufficient liquidity to conduct our operations.

Some of our suppliers are affiliated with our controlling shareholder, who may take actions that do not reflect the will or best interest of other shareholders

         Grupo Clarin has interests in companies that provide us with one of the highest-rated channels of sports-oriented programming in Argentina and in other media companies. The interests of those companies will not always necessarily be aligned with our interests, and may even in certain cases be adverse to our interests. In such a circumstance, it is possible that Grupo Clarin may take actions that are in the interests of such a programming company and adverse to us. We cannot assure you that, if presented with a conflict of interest between different companies in which it has investments, Grupo Clarin will take actions that are not adverse to us.

Risks Relating Specifically to Our Argentine Cable Television Business

We face substantial and increasing competition in the Argentine pay television industry

         The pay television business in Argentina is very competitive, as cable operators are not given exclusive territorial broadcast licenses. We face competition from other cable television operators which have built networks in the areas we operate, providers of other television services, including direct broadcasting, direct-to-home satellite ("DTH") and multi-channel multi-point distribution system ("MMDS") services and licensed suppliers of basic telephone services. We expect this competition to increase in the future due to a number of factors, including the development of new technologies. In addition, free broadcasting services are currently available to the Argentine population from four privately-owned television networks and their local affiliates and one state-owned national public television network.

         The consolidation of the cable television industry increases the level of competition that we face, and will reinforce the need to undertake frequent investments to remain competitive. We are currently keeping annual capital expenditures to the minimum level necessary to continue providing the current level of services to our customers. Furthermore, our competitiveness will depend on our ability to attract and retain customers through vigorous consumer service policies and by providing new programming services on an exclusive basis for an initial period of time. In light of the foregoing factors, we cannot assure you that we will be able to undertake the investments necessary to remain competitive, or that we will be able to retain customers through consumer service policies or new programming services.

         A loss of customers to competitors or because of the current macro-economic situation has a direct material and adverse effect on our results of operation.

Our revenues may be adversely affected by subscriber termination

         Our revenues depend heavily on our ability to retain customers by limiting our churn rates (churn means subscriber termination). We determine our churn rate by calculating the total number of disconnected cable television customers over a given period as a percentage of the initial number of cable television customers for the same period. Our annual gross churn rate averaged 32.4% in 2001, and 47.8% in the nine-month period ended September 30, 2002. To reduce our churn rate and to address associated risks, such as the difficulty in collecting receivables, we pursue a vigorous customer service and retention policy. From our inception through December 31, 2001, we had a net internal growth of 59,100 subscribers. However, in the nine-month period ended September 30, 2002, we lost approximately, 297,400 subscribers. The current macro-economic crisis severely affects our subscribers' purchasing power and has led to and may continue to lead to increased loss of subscribers.

We may not be able to provide additional premium services

         We have targeted the enhanced revenue opportunities associated with premium service and have been working with other cable operators and cable programming providers to create additional premium tiers by adding new premium channels. We cannot assure you that this type of tiering will be accomplished, since creating additional premium tiers requires industry-wide cooperation and agreement.

We may not be able to renew programming contracts

         We purchase basic and premium programming from more than 20 program suppliers. Several programming suppliers have agreed to provide us volume discount pricing structures because of our growth and market share. Due to the current macro-economic situation of Argentina, growing inflation beginning in January 2002, and higher gross churn rates, the terms of our programming contracts, which in the past generally ranged from 24 to 36 months and were typically based on a flat fee, are now being renewed for an average period of six months with varying fees. Most of these contracts are subject to negotiated renewal in the event that the Argentine peso is devalued below a certain level against the U.S. dollar. As a consequence of the recent changes imposed by the Public Emergency Law, many of the contracts are being renegotiated. On April 25, 2002, we resumed transmission of Cable News Network ("CNN"), which had been temporarily suspended while the programming contract was renegotiated in light of the recent macro-economic situation in Argentina. We and the programming supplier, Turner Broadcasting Systems ("TBS"), reached an agreement that is subject to amendment or termination in the event that devaluation or the cumulative official inflation rate increases by a certain percentage. Accordingly, we cannot assure you that we will be able to continue providing TBS content such as CNN if the macro-economic situation in Argentina worsens significantly. We cannot assure you that we will be able to negotiate renewals of our programming contracts under the current volatile macro-economic situation, due to the fact that many of our suppliers have U.S. dollar-based costs and are reluctant to accept contracts denominated in pesos. We also cannot assure you that we will be able to obtain volume discounts in the future.

We depend on third parties for the development of and access to new technologies and we cannot predict the effect of technological changes on our business

         The cable television industry is subject to rapid and significant changes in technology and the related introduction of new products and services. We do not have significant intellectual property rights with respect to the technologies we use, and we depend on third parties for the development of and access to new technologies. We believe that in the foreseeable future, technological changes will not affect the continued use of coaxial, fiber optic or other currently available technologies and that we will be able to obtain access to appropriate technologies on a timely basis. However, we cannot predict the effect of unforeseen technological changes on our business. The cost of implementing emerging technologies or expanding capacity could be significant and our ability to fund such implementation may be dependent on our ability to obtain additional financing.

We may not be able to build and upgrade our networks in accordance with our anticipated schedule or to comply with regulatory requirements

         While in past years we have upgraded a significant part of our networks to maintain the highest technological standards throughout our cable systems and to expand programming alternatives and services, we are currently keeping annual capital expenditures to the minimum level necessary to continue providing the current level of services to our customers. The deployment of the fiber to service area ("FSA") network architecture throughout our systems will enable us to introduce new services and expand the services we provide to include pay-per-view programming utilizing addressable technology and access to the Internet through high-speed cable modems. We cannot assure you that we will be able to obtain the financing necessary to fully deploy FSA. If we cannot satisfactorily complete the deployment of FSA network architecture, or do so in a timely manner, we could lose current and potential customers to competitors and our revenues will be adversely affected. Furthermore, we may not be able to make investments needed to comply with existing and future regulatory requirements such as municipal rules regarding the use of air space. Our failure to make those investments may result in fines and further adversely affect our financial condition.

Risks Relating to Our Subsidiaries and Foreign Operations

Our ability to meet our financial obligations is in part dependent upon the cash flow and earnings of our subsidiaries

         We conduct our cable television business directly and through subsidiaries. Our ability to meet our financial obligations is in part dependent upon the cash flow and earnings of our subsidiaries and in some cases the distribution of such earnings to us in the form of dividends, loans or other advances, payment or reimbursement for management fees and expenses, and repayment of loans or other advances from us. The payment of dividends or the making of loans or advances by our subsidiaries to us may be subject to statutory, regulatory or contractual restrictions. Moreover, we may not have voting control over certain entities in which we have ownership interests and such entities will have no obligation, contingent or otherwise, to make any funds available to us, whether by dividends, advances, loans or other payments.

Our foreign operations expose us to economic, social, and political instability in foreign countries

         We have operations in Uruguay and Paraguay. The construction and operation of systems in these markets involve regulatory and governmental requirements that may be different from those in Argentina. Economic, social, and political instability in foreign countries could have a material adverse effect on our revenues and profitability. We may also be adversely affected by foreign governmental regulations, fluctuations in foreign currency rates, confiscatory taxation, and difficulties in managing international operations.

Our results of operations and financial condition may be adversely affected by movements in exchange rates

         We have primarily revenues in local currency and a significant portion of our costs are U.S. dollar-denominated. As a result, movements in the exchange rate of the U.S. dollar against the respective local currencies in countries where we have operations can have a significant impact on our revenue, results and financial condition. A rise in the value of the U.S. dollar relative to local currencies will increase our programming costs, thereby adversely affecting the margins of our foreign operations.

We face substantial competition in foreign markets

         We face substantial competition in foreign markets. In Uruguay, for example, we own Telemas S.A., a company that provides programming and management to UHF, an over-the-air broadcast frequency, systems and to another seven cable operators in Uruguay. In the city of Montevideo, the UHF system served by Telemas offers eight channels and competes with other cable systems offering more than 30 channels. We cannot assure you that the UHF system will be able to compete with the cable systems successfully in the future. We also cannot assure you that we will be successful in obtaining required licenses and expanding our multi-channel television operations into other countries or that we can operate profitably in those countries.



Risks Relating to the Cable Television Industry Generally

Our ability to operate effectively depends on obtaining regulatory approvals

         The installation and operation of cable television service in Argentina is governed by the Broadcasting Law and related regulations. The cable television industry is principally regulated and supervised by Comfer but also falls under the jurisdiction of the Comision Nacional de Comunicaciones (the National Communications Commission or "CNC"), for matters related to installation of cable services and compliance with technical regulations. The Secretaria de Prensa y Difusion (the Department of Press and Transmission, which we refer to as the "Secretaria de Prensa") supervises Comfer and reports directly to the Executive Branch. It also supervises the general enforcement of the Broadcasting Law and the regulatory framework for the industry.

         Cable television companies in Argentina are required to obtain a non-exclusive broadcasting license from Comfer in order to carry and distribute programming over their cable networks. Comfer licenses have an initial 15-year term. At the end of this term, the licensee may apply for a one time ten-year extension. Comfer must approve any license extension. To do so, Comfer determines whether the licensee complies with the terms and conditions set forth in the Broadcasting Law.

         We have applied for an extension of the initial term of some licenses. Although some of these extensions were not timely filed, we nevertheless expect to be granted these extensions. We plan to timely file for the extension of the rest of the licenses 30 months prior to their expiration, in accordance with the Broadcasting Law. We can give no assurance that we will receive any of these extensions. In addition, the Broadcasting Law provides only for a one time ten-year extension and does not provide for subsequent renewals when such term expires. As a result, once the additional ten-year expiration term elapses we may be forced to apply for new licenses, and we cannot assure you that such licenses will be granted. At December 31, 2002 the weighted average remaining life of our licenses was 10.55 years, based on the number of subscribers and the assumption that a ten-year extension will be granted in all cases. The weighted average remaining life of our licenses based on the number of subscribers assuming that no ten-year extensions will be granted was 0.55 years at December 31, 2002. In the event that Comfer denies us an extension of a license in a specific area, we must cease operations in such area, seek to acquire a company that has a valid broadcasting license for the area or apply for a new license in our own name. We cannot assure you that there will be a cable company with a valid license operating in such area, that we will be able to acquire such a cable company, or that if we apply for a new license in our name, that such licenses will be granted.

         Please note that due to an injunction imposed by a federal judge investigating the Comfer's practices, including with respect to the granting of cable television licenses in recent years, Comfer is currently prevented from issuing resolutions authorizing the transfer of shares of certain licensees, including us; we cannot tell you if or when that Comfer will be allowed to issue these resolutions.

         Pursuant to Section 53 of the Broadcasting Law, licenses may be cancelled in the event of a licensee's filing of a concurso. Although such Section does not contemplate the cancellation of licenses in the event of a filing of an acuerdo preventivo extrajudicial (an "APE") as the one proposed with proposed in connection with our announced restructuring, because the effects of an APE are similar to those of a concurso, it is possible that the Broadcasting Law could be interpreted as allowing the cancellation of licenses when filing an APE. If we obtain sufficient support for the APE, we intend to file for injunctive relief with the Bankruptcy Court to avoid any declaration that our licenses have been or will be cancelled solely as a result of the filing of the APE. However, we cannot assure you that the Bankruptcy Court will grant any injunctive relief that we may request.

         Section 45 of the Broadcasting Law requires Comfer approval for any transfer of shares in a licensee company. In the event that a stockholder or partner of a licensee company is another company according to Section 45 of the Broadcasting Law, Comfer has the authority to review that company's stockholders and determine whether they comply with the requirements set forth in such
Section 45. Comfer has authorized the Grupo Clarin shareholders as our shareholders and of several licensed companies that were merged into us. However, Comfer has not yet authorized Arte Grafico Editorial Argentino S.A.
(AGEA), Grupo Clarin S.A. and Multicanal Holding LLC, each a corporation controlled by the Grupo Clarin shareholders, as our shareholders. We have given notice but not yet obtained the required approvals from Comfer in connection with some of our acquisitions of shares in companies which hold licenses and the transfer of licenses to us by certain of the subsidiaries merged into us.

         Failure to obtain Comfer's approval of the transfer of an ownership interest in a licensed company may result in the unwinding of the transfer. Violation of Comfer regulations regarding the transfer in an ownership interest in a licensed company can result in the imposition of fines, the suspension of advertising or the revocation of the license of the licensee that violated Comfer regulations.

         Additionally, Comfer must approve any elimination of "headends", the collection of hardware that processes and combines signals for distribution within a cable network. We are awaiting approvals for several headend eliminations resulting from the acquisition and division of the VCC Group. Although we expect to receive all of the required approvals, it is not certain that Comfer or any successor agency will grant all of the approvals.

We may not be in compliance with local ordinances

We were required to bring our cable systems fully into compliance with municipal regulations relating to the installation of cables in several areas of the City of Buenos Aires Region by late 2002, and were required to do so in the City of Mar del Plata by November 2001. We are not in compliance with the City of Buenos Aires and the City of Mar del Plata regulations as of the date hereof. Both the City of Buenos Aires and the City of Mar del Plata are considering whether to extend the term granted by their ordinances. Although such ordinances generally do not provide for penalties to be imposed on non-compliant cable systems, the Justicia Municipal de Faltas (the "Municipal Claims Court") may impose fines on us. If we have sufficient cash flow and financing is available at commercially attractive rates, we will upgrade our existing cable systems, including any network upgrades or modifications required by regulatory or local authorities. However, we cannot assure you that the term granted by the ordinance of the City of Mar del Plata will be extended to allow us to bring our cable system in that city fully into compliance.

                     SUMMARY FINANCIAL AND OTHER INFORMATION

         The following summary consolidated financial data has been derived from our consolidated financial statements as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements and the discussion in "Management's Discussion and Analysis". The summary consolidated financial data as of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999 derive from our audited consolidated financial statements that are filed as part of this Form 6-K (the "Audited Consolidated Financial Statements"), which have been audited by our Independent Auditors. The summary consolidated financial data as of December 31, 1999, 1998 and 1997 and for the years ended December 31, 1998 and 1997 have been derived from our Audited Consolidated Financial Statements. The summary financial data for the nine-month periods ending September 30, 2002 and 2001 derive from the Unaudited Consolidated Interim Financial Statements.

         Our consolidated financial statements as of and for the nine-month period ended September 30, 2002 and as of and for the year ended December 31, 2001 have been prepared on the assumption that we will continue as a going concern. Our Independent Auditors have issued reports stating that we have suffered recurring losses from operations and have a net capital deficiency. The reports also state that we have been negatively impacted by the Argentine government's adoption of various economic measures and by the devaluation of the peso, matters which raise substantial doubt as to our ability to continue as a going concern. Our consolidated financial statements as of and for the nine-month period ended September 30, 2002 and as of and for the year ended December 31, 2001 do not include any adjustments that might result from the outcome of this uncertainty. See "Risk Factors--Risks Relating to Multicanal."

         Our financial statements are presented in pesos. We prepare our financial statements in accordance with Argentine GAAP, which differ in certain significant respects from U.S. GAAP. Note 18 to our Audited Consolidated Financial Statements provides a description of the principal differences between Argentine GAAP and U.S. GAAP affecting our net income (loss) and shareholders' equity and Note 19 provides a reconciliation to U.S. GAAP of net income (loss) and shareholders' equity reported under Argentine GAAP.

         Our consolidated financial statements include the effects of inflation through August 31, 1995, utilizing the inflation restatement methodology established in Technical Resolution N(degree)6 of the FACPCE. Effective September 1, 1995, as required by rules issued by the CNV, we discontinued the restatement methodology, maintaining the effects of inflation accounted for in prior periods. The discontinuance of inflation accounting is in compliance with Argentine GAAP, provided that the annual variation in the general level WPI does not exceed 8% per annum. Audited Consolidated Financial Statements for the years ended December 31, 2001, 2000 and 1999 are presented on a historical basis, except for non-monetary assets and their related consumption and shareholders' equity accounts, which have been restated through August 31, 1995. The effect of inflation on the financial statements that has been restated has not been reversed in the reconciliation to U.S. GAAP. On August 22, 1995 the Argentine government published Decree No. 316/95 eliminating the requirement that financial information at any date for any period after August 31, 1995 be restated for inflation. On July 7, 2002 the Argentine government published Decree No. 269/02, which repealed Decree No. 216/95 and reestablished the restatement of financial information to account for inflation for periods beginning on or after January 1, 2002.

         Since the beginning of 2002, Argentina has experienced a high rate of inflation with the WPI increase through September 30, 2002 estimated at 121%). As the change in the WPI since January 1, 2002 has exceeded 8%, financial statements prepared in accordance with Argentine GAAP were required to be adjusted for inflation since that date. Accordingly, our Unaudited Consolidated Interim Financial Statements are adjusted for inflation and restated in constant Argentine pesos as of September 30, 2002. In addition, for comparative purposes, we have also restated in constant Argentine pesos as of September 30, 2002, all other financial statements filed with this Form 6-K and all other financial data included herein. Such translation should not be construed as a representation that the peso amounts represent, or have been or could be converted into, U.S. dollars (at that or any other rate).

         The results of operations for the nine-month period ended September 30, 2002 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2002. The interim financial data as of September 30, 2002 and 2001 and for the nine months ended September 30, 2002 and 2001 are unaudited. In management's opinion, the interim data include all adjustments consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. Our Unaudited Consolidated Financial Statements do not contain a reconciliation to U.S. GAAP of our shareholders' equity or net loss as of and for the nine months ended September 30, 2002. We can give you no assurance that our financial information as of and for the nine-month period ended September 30, 2002, if reconciled to U.S. GAAP, will not reveal material differences with such information as presented under Argentine GAAP.

         Acquisitions of cable companies during the periods for which the summary data are presented below affect the comparability of the data from one period to another, as do differences in the classification by acquired companies of revenues and expenses, although these differences in classification are not material for the Audited Consolidated Financial Statements taken as a whole.

         The exchange rate between the dollar and the peso as of December 31, 2001 was U.S.$1.00 = Ps.1.00. However, as a result of the elimination of the fixed exchange rate and the devaluation of the peso, the exchange rate between the peso and the dollar has decreased substantially. As of September 30, 2002, the exchange rate between the dollar and the peso was U.S.$1.00 = Ps.3.74, and as of February 6, 2003 the exchange rate was U.S.$1.00 = Ps.3.15. The U.S. dollar convenience translation provided in the tables below is based on the exchange rate between the U.S. dollar and the peso as of September 30, 2002.

                                                  At or for the     At or for the     At or for the
                                                   period ended      period ended     period ended       At or for the year ended
                                                  September 30,     September 30,     September 30,             December 31,
                                                 -------------------------------------------------------------------------------
                                                     2002(16)            2002             2001             2001          2000
                                                 -------------------------------------------------------------------------------
                                                  (In thousands    (In thousands     (In thousands
                                                     of U.S.       of pesos)(17)     of pesos)(17) (In thousands  (In thousands
                                                   dollars)(17)                                     of pesos)(17)  of pesos)(17)
                                                   (unaudited)      (unaudited)     (unaudited)

Amounts in Accordance with Argentine GAAP
Statement of Operations Data:
   Net revenues(3) ...........................      $123,873     Ps. 463,285     Ps. 792,403   Ps. 1,029,403   Ps. 1,054,439
   Direct operating expenses .................       (66,714)       (249,509)       (383,062)       (505,370)       (499,056)
   Selling, general, administrative and
      marketing expenses .....................       (27,823)       (104,056)       (155,196)       (197,228)       (224,295)
   Depreciation and amortization .............       (63,876)       (238,895)       (252,561)       (336,745)       (339,539)
   Operating (loss) income ...................       (34,539)       (129,175)          1,583          (9,940)         (8,451)
   Financial income (expenses) and holding
      gains, net(4) ..........................      (152,893)       (571,819)       (180,156)       (225,503)       (247,656)
   Other non-operating income
     (expenses), net .........................           386           1,444         (23,905)       (361,021)        (34,757)
   Loss before taxes and minority interest ...      (187,045)       (699,549)       (202,477)       (596,464)       (290,864)
   Gain (loss) on sales of investees .........             -               -         326,939         326,939               -
   Income taxes and/or tax on minimum notional
      income .................................        (1,143)         (4,273)        (10,477)        (11,483)        (21,951)
   Minority interest .........................        (2,428)         (9,081)         (3,497)         (3,020)         (2,512)
   Equity in the (losses) gains of affiliated
      companies ..............................         5,713          21,366          (3,126)         (3,822)         (8,532)
   Net loss ..................................      (184,903)       (691,537)        107,362        (287,851)       (323,859)
                                                    ========        ========         =======        ========        ========
Balance Sheet Data (at year end):
   Current assets ............................        49,867         186,503         426,058         375,698         247,746
   Property and equipment, (net) .............       179,434         671,083         849,208         808,694         962,873
   Goodwill and intangible assets ............       416,531       1,557,826       1,998,818       1,644,110       2,092,459
   Other non-current assets(5) ...............        12,394          46,352          69,732          51,766          52,679
   Total assets ..............................       658,226       2,461,765       3,343,817       2,880,268       3,355,757
                                                    ========       =========       =========       =========       =========
   Short-term debt(6) ........................       583,896       2,183,772         447,994       1,695,477         632,953
   Long-term debt(7) .........................         1,480           5,532       1,314,965             464       1,279,171
                                                    --------       ---------       ---------       ---------       ---------
   Total financial debt ......................       585,376       2,189,304       1,762,959       1,695,941       1,912,124
   Other liabilities .........................        52,461         196,206         422,439         421,734         397,294
   Total liabilities .........................       637,837       2,385,509       2,185,398       2,117,675       2,309,418
                                                    ========       =========       =========       =========       =========
   Minority interest .........................         8,903          33,296          28,618          28,006          26,320
   Shareholders' equity ......................        11,487          42,960       1,129,800         734,587       1,020,019
Cash Flow Data:
   Cash provided by (used in) operations .....        46,168         172,669          17,084          44,068          50,991
   Acquisition of cable systems and
      subscribers and decrease (increase) in
      goodwill and intangible assets .........          (272)         (1,016)        326,996         317,510          (7,456)
   Purchases of property and equipment net of
      proceeds from sales ....................        (2,153)         (8,052)        (37,189)        (46,854)        (86,542)
   Cash provided by (used in) financing
      activities .............................       (68,949)       (257,868)        150,363        (208,179)        (38,339)
Other Financial Information (unaudited):
   EBITDA(8) .................................        29,337         109,720         254,145         326,805         331,088
   EBITDA margin(9) ..........................          23.7%           23.7%           32.1%           31.7%           31.4%
   Ratio of EBITDA-to-interest expense .......           0.6x            0.6x            1.7x            1.6x            1.6x
   Ratio of financial debt-to-EBITDA (10) ....          19.9x           19.9x            6.9x            5.2x            5.8x
Amounts in Accordance with U.S. GAAP:
   Net assets(11) ............................                                                      (561,145)        987,961
   Revenues ..................................                                                     1,077,364       1,151,104
   Operating (loss) income ...................                                                       (22,729)        (12,308)
   Financial income (expenses) and holding
   gains, net(4) .............................                                                    (1,248,613)       (248,193)
   Net loss ..................................                                                    (1,566,003)       (390,688)
   Shareholders' equity ......................                                                      (582,862)        964,497
   EBITDA(8) .................................                                                       327,745         331,598
   EBITDA margin(9) ..........................                                                          31.8%           31.4%
   Ratio of EBITDA-to-interest expense .......                                                           1.7x            1.6x
   Ratio of financial debt-to-EBITDA(10) .....                                                           9.3x            5.8x

Selected Argentine Operating Data (unaudited):
   Total households(12) ......................     5,092,900       5,092,900       5,092,900       5,092,900       5,092,900
   Multicanal homes passed(12)(13) ...........     4,475,600       4,475,600       4,512,300       4,522,700       4,364,400
   Multicanal homes passed/Total households ..          87.9%           87.9%           88.6%           88.8%           85.7%
   Total cable subscribers(12) ...............     1,853,200       1,853,200       2,154,100       2,131,300       2,202,400
   Multicanal subscribers(12) ................       870,800         870,800       1,171,700       1,148,900       1,220,000
   Multicanal penetration(14)(15) ............          19.5%           19.5%           26.0%           25.4%           28.0%
   Multicanal market share(15) ...............          47.0%           47.0%           54.4%           53.9%           55.4%







                                                                     At or for the year
                                                                     ended  December 31,
                                                 -------------------------------------------------------
                                                     1999                1998(1)           1997(2)
                                                 -------------------------------------------------------

                                                     (In thousands    (In thousands    (In thousands
                                                      of pesos)(17)    of pesos)(17)    of pesos)(17)


Amounts in Accordance with Argentine GAAP
Statement of Operations Data:
   Net revenues(3) ...........................    Ps.1,049,101    Ps.1,131,095     Ps. 723,522
   Direct operating expenses .................        (465,619)       (518,166)       (324,018)
   Selling, general, administrative and
      marketing expenses .....................        (232,868)       (256,312)       (180,583)
   Depreciation and amortization .............        (310,324)       (299,089)       (164,712)
   Operating (loss) income ...................          40,290          57,528          54,209
   Financial income (expenses) and holding
      gains, net(4) ..........................        (223,271)       (167,539)        (97,989)
   Other non-operating income
     (expenses), net .........................         (96,893)        (49,808)         20,132
   Loss before taxes and minority interest ...        (279,874)       (159,819)        (23,648)
   Gain (loss) on sales of investees .........            (863)              -               -
   Income taxes and/or tax on minimum notional
      income .................................         (38,564)        (24,005)        (28,285)
   Minority interest .........................          (6,714)         (4,583)         (4,269)
   Equity in the (losses) gains of affiliated
      companies ..............................          (2,448)        (13,301)         (4,493)
   Net loss ..................................        (328,463)       (201,708)        (60,695)
                                                     =========       =========       =========
Balance Sheet Data (at year end):
   Current assets ............................         335,734         297,476         226,426
   Property and equipment, (net) .............       1,080,915       1,142,277         750,794
   Goodwill and intangible assets ............       2,226,881       2,368,509       2,289,836
   Other non-current assets(5) ...............          60,065          62,087         537,968
   Total assets ..............................       3,703,595       3,870,349       3,805,024
                                                     =========       =========       =========
   Short-term debt(6) ........................         582,418         507,612         794,139
   Long-term debt(7) .........................       1,364,807       1,269,918         865,109
                                                     =========       =========       =========
   Total financial debt ......................       1,947,225       1,777,530       1,659,248
   Other liabilities .........................         385,446         398,457         252,709
   Total liabilities .........................       2,332,671       2,175,987       1,911,959
                                                     =========       =========       =========
Minority interest .........................          27,046          22,021          19,015
   Shareholders' equity ......................       1,343,878       1,672,341       1,874,047
Cash Flow Data:
   Cash provided by (used in) operations .....          74,964         136,834         245,918
   Acquisition of cable systems and
      subscribers and decrease (increase) in
      goodwill and intangible assets .........         (13,547)        (37,386)     (1,874,186)
   Purchases of property and equipment net of
      proceeds from sales ....................        (153,118)       (212,269)       (279,618)
   Cash provided by (used in) financing
      activities .............................         168,003         115,457       1,945,519
Other Financial Information (unaudited):
   EBITDA(8) .................................         350,614         356,617         218,920
   EBITDA margin(9) ..........................            33.4%           31.5%         30.3%
   Ratio of EBITDA-to-interest expense .......             1.8x            2.2x          2.2x
   Ratio of financial debt-to-EBITDA (10) ....             5.6x            5.0x          7.6x
Amounts in Accordance with U.S. GAAP:
   Net assets(11) ............................       1,378,793       1,677,830       1,888,544
   Revenues ..................................       1,160,676       1,285,815         860,156
   Operating (loss) income ...................          30,655          50,859          49,291
   Financial income (expenses) and holding
   gains, net(4) .............................        (219,885)       (174,653)       (112,588)
   Net loss ..................................        (301,000)       (213,906)        (84,292)
   Shareholders' equity ......................       1,354,348       1,656,537       1,870,442
   EBITDA(8) .................................         350,510         357,531         217,830
   EBITDA margin(9) ..........................            33.4%           31.6%           30.1%
   Ratio of EBITDA-to-interest expense .......             1.8x            2.1x            1.9x
   Ratio of financial debt-to-EBITDA(10) .....             5.6x            5.0x            7.7x

Selected Argentine Operating Data (unaudited):
   Total households(12) ......................       5,092,900       5,092,900       4,430,000
   Multicanal homes passed(12)(13) ...........       4,074,900       3,881,000       3,101,000
   Multicanal homes passed/Total households ..              80%           76.2%           70.0%
   Total cable subscribers(12) ...............       2,223,500       2,291,600       1,936,000
   Multicanal subscribers(12) ................       1,241,100       1,309,200         928,000
   Multicanal penetration(14)(15) ............            30.5%           33.7%           29.9%
   Multicanal market share(15) ...............            55.8%           57.1%           47.9%


================================================================================

(1) The results of operations for the year ended December 31, 1998 include proportional consolidation of the results of our operations in Bahia Blanca Systems and in Santa Fe Systems for the six-month period ended June 30, 1998. The VCC Group was proportionally consolidated for the seven-month period from November 30, 1997 to June 30, 1998 in the audited financial statements. As of July 1, 1998, the subscribers, assets and liabilities of the VCC Group, the Bahia Blanca Systems and the Santa Fe Systems were divided between us and Cablevision S.A. and we integrated such subscribers, assets and liabilities into our operations. Consequently, consolidation in proportion to the equity holding in Fintelco S.A. was discontinued and the results of operations of Fintelco S.A., which continued operating with its remaining assets and liabilities for the five-month period ended November 30, 1998 (related to immaterial operations), have been valued by the equity method of accounting. See "The Company--Acquisitions of Cable Networks".

(2) Commencing with the month ending on November 30, 1997, we proportionately consolidated our equity share in income and expenses in the VCC Group, the Bahia Blanca Systems and the Santa Fe Systems with similar items in our financial statements. As the fiscal year of the VCC Group ends on November 30, however, we have only proportionately consolidated our share in the income and expenses of the VCC Group for the month ended November 30, 1997 in the Audited Consolidated Financial Statements.

(3) Net revenues represent gross sales net of charges for the allowance for doubtful accounts and direct sales taxes.

(4) Financial expenses and holding gains, net, comprises financial charges, including interest income, interest expense and commissions, exchange differences, taxes on interest, taxes on debits and credits to bank current accounts, and savings generated by open market repurchases of the Existing Notes. The financial statements until December 31, 2001 do not include the effects of price-level restatement after August 31, 1995, as inflation accounting was no longer permitted from September 1, 1995. The Unaudited Consolidated Interim Financial Statements as of September 30, 2002 include the result of exposure to inflation and exchange differences.

(5) Includes investments in affiliated companies and investments carried at cost.

(6) Includes (i) Bank Loans, overdrafts, debt with related parties and current portion of acquisition related debt, and (ii) as from December 31, 2001, the principal amount of all our other financial debt, which following failure to pay on maturity our 9 1/4% Notes due 2002 has been classified in its entirety as short term debt, although to date the holders thereof have not, to our knowledge, elected to accelerate such debt. At December 31, 2001, such debt was denominated in U.S. dollars. At September 30, 2002 U.S.$568.4 million were denominated in U.S. dollars.

(7) Includes long-term acquisition related debt. At December 31, 2001, all of our long-term debt was denominated in U.S. dollars.

(8) EBITDA represents the sum of (i) operating income (loss) and (ii) depreciation and amortization. EBITDA is presented because we believe it is a standard financial statistic commonly reported and widely used by analysts and other parties in the cable television industry. We believe that EBITDA, while providing useful information, should not be considered in isolation or as a substitute for net income or loss, as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. EBITDA also does not represent funds available for dividends, reinvestment or other discretionary uses. You should not construe EBITDA as an alternative to (a) net income as an indicator of our operating performance or (b) cash flow from our operating activities as a measure of liquidity.

(9)  EBITDA divided by net revenues.

(10) Ratio of financial debt to EBITDA is the sum of short-term and long-term bank borrowings and short-term and long-term acquisition related debt divided by EBITDA.

(11) Net assets represents assets less liabilities determined in accordance with U.S. GAAP.

(12) Includes only Argentine regions where we offer service.

(13) Homes passed by our cable networks.

(14) Includes only Argentine regions where we offer service. Our subscribers as a percentage of Multicanal homes passed.

(15) Includes only Argentine regions where we offer service. Our subscribers as a percentage of total cable subscribers.

(16) Argentine peso amounts have been translated into U.S. dollars at the rate of Ps.3.74=U.S.$1.00, the exchange rate on September 30, 2002. Such translation should not be construed as a representation that the peso amounts represent, or have been or could be converted into, U.S. dollars (at that or any other rate).

(17) Except operating data, margins and ratios.

                                 EXCHANGE RATES

         From April 1, 1991 until the beginning of 2002, the Convertibility Law was applicable in Argentina. The convertibility Law established a fixed exchange rate under which the Central Bank was obliged to sell U.S. dollars at a fixed rate of one peso per U.S. dollar. Under the Convertibility Law, all foreign exchange controls were eliminated and no restrictions were placed on capital flows.

         On December 1, 2001, the government placed severe restrictions on the withdrawal of bank deposits and introduced exchange controls subjecting transfers of foreign currency abroad to Central Bank approval. The reintroduction of foreign exchange controls had a significant impact on the foreign exchange market, and the peso began to trade at less than parity with the U.S. dollar, despite the fact that the Convertibility Law remained in effect.

         On January 6, 2002, Congress enacted the Public Emergency Law putting an end to the regime of the Convertibility Law thus abandoning over ten years of the U.S. dollar-peso parity and eliminating the requirement that the Central Bank's reserves in gold and foreign currency be at all times equivalent to not less than 100% of the monetary base. The Public Emergency Law granted the Executive Branch the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. On January 6, 2002, the Executive Branch established a temporary dual exchange rate system. One exchange rate, applicable to exports and essential imports was set at a rate of Ps.1.40 per U.S. dollar. The other, which was applicable to all other transactions, was a floating rate to be freely determined by the market. On February 3, 2002 the Executive Branch repealed the dual exchange system and since February 11, 2002, there has been only one freely floating exchange rate for all transactions. See "Risk Factors--Risks Related to Argentina--Exchange Rate Risks."

         On January 11, 2002, the Central Bank ended a banking holiday imposed on December 21, 2001. The exchange rate began to float freely for the first time in 11 years at Ps.1.40 per U.S. dollar. The shortage of U.S. dollars and its heightened demand has caused the peso to devalue significantly. As a result, the Central Bank has intervened on several occasions by selling U.S. dollars in order to lower the exchange rate. On February 3, 2002, another banking holiday was imposed and no exchange operations were resumed until February 11, 2002, following the repeal of the temporary dual exchange system established January 2002. Heightened demand for scarce U.S. dollars, caused by uncertainty and by the lack of any other investment alternatives within the corralito, led the peso to trade well below the Ps.1.40 per U.S. dollar exchange rate used by the Argentine government in the official market. During June 2002, the peso lost significant ground, trading as low as Ps.3.90 per U.S.$1.00. On February 6, 2003, the U.S. dollar-peso exchange rate was approximately Ps.3.15 per U.S. dollar.

         The following table set forth the annual high, low, average and period-end exchange rates for U.S. dollars for the period indicated, expressed in nominal pesos per U.S. dollar. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

                                                                    Exchange Rate of Pesos per U.S.$1.00
                                                       ---------------------------------------------------------
Year Ended December 31                                   Low             High         Average(1)      Period-end
----------------------                                   ---             ----         ----------      ----------
    1997-2001(2)                                       1.00            1.00            1.00            1.00

Month Ended
    January 31, 2002                                   1.40            2.05            1.46            2.05
    February 28, 2002                                  1.70            2.15            1.99            2.15
    March 31, 2002                                     2.05            3.15            2.45            3.00
    April 30, 2002                                     2.68            3.15            2.86            2.98
    May 30, 2002                                       3.10            3.60            3.33            3.60
    June 30, 2002                                      3.50            3.90            3.65            3.80
    July 31, 2002                                      3.55            3.79            3.63            3.70
    August 31, 2002                                    3.59            3.65            3.63            3.63
    September 30, 2002                                 3.62            3.75            3.65            3.74
    October 31, 2002                                   3.52            3.75            3.66            3.52
    November 30, 2002                                  3.48            3.64            3.54            3.64
    December 31, 2002                                  3.37            3.58            3.49            3.37
    January 31, 2003                                   3.10            3.35            3.26            3.21
    February 2003(3)                                   3.15            3.18            3.16            3.15
     --------------------------------

     Source:  Banco de la Nacion Argentina
(1) Represents the daily average exchange rate during each of the relevant periods.
(2) Our assets and liabilities denominated in foreign currency as of December 31, 2001 were valued at the exchange rate of Ps.1.00 to each U.S. dollar, as required by Resolution MD No. 01/02 of the Consejo Profesional de Ciencias Economicas de la Ciudad Autonoma de Buenos Aires (CPCECABA-Professional Council in Economic Sciences of Buenos Aires Autonomous City), by BCRA Communiques "A" 3439 and "A" 3574, by CNV Resolution No. 392 and IGJ Resolution No. 2/02.
(3)  Period through February 6, 2003.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview

         The following discussion should be read in conjunction with the audited and unaudited financial statements and related notes. The financial information included in the discussion below as at December 31, 2001 and 2000 and September 30, 2002 and 2001 and for the three years ended December 31, 2001 and for the nine-month periods ended September 30, 2002 and 2001 is from the financial statements that are filed as part of this Form 6-K. The financial statements have been prepared in accordance with Argentine GAAP, which differ in certain respects from U.S. GAAP. See Note 18 to the Audited Consolidated Financial Statements, describing the principal significant differences between Argentine GAAP and U.S. GAAP, as they relate to us. Note 19 to the Audited Consolidated Financial Statements provides a reconciliation to U.S. GAAP of net income (loss) for the years ended December 31, 2001, 2000, and 1999 and shareholders' equity as of December 31, 2001 and 2000 and Note 20 to the Audited Consolidated Financial Statements provides certain additional disclosures required under U.S. GAAP.

         Our audited financial statements included the effects of inflation through August 31, 1995, utilizing the inflation restatement methodology established in Technical Resolution N(degree)6 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA). Effective September 1, 1995, as required by rules issued by the CNV, we discontinued the restatement methodology, maintaining the effects of inflation accounted for in prior periods. The discontinuance of inflation accounting is in compliance with Argentine GAAP, provided that the annual variation in the WPI does not exceed 8% per annum. During the years ended December 31, 1999, 2000 and 2001 the WPI increased by 1.2%, increased by 2.5% and decreased by 5.6%, respectively. Beginning in January 2002, the inflation rate in Argentina began to increase significantly.

         To counter both the high inflation rates brought about by the end of the convertibility monetary system in Argentina at the beginning of 2002 and the distortion this caused in Argentine companies' financial statements, the Argentine government issued Decree N(0) 1269/02 on July 17, 2002. This decree provides for the reestablishment of the restatement of financial information to account for inflation and instructed the CNV to issue specific regulations regarding its application to companies such as us subject to the CNV's jurisdiction. Consequently, on July 25, 2002, the CNV issued Resolution 415/2002, providing that financial statements filed subsequent to the date of the Resolution be restated to recognize changes in the purchasing power of the peso, starting January 1, 2002. Accordingly, our results have been restated as follows:

     o results accumulating monetary transactions, such as net sales, operating costs, and administrative and selling expenses, have been restated in constant Argentine pesos, applying to the original value the conversion factor referenced in the WPI from the month in which the transaction took place to the date of the next succeeding fiscal quarter.

     o results related to non-monetary assets valued at restated costs, such as amortization and depreciation, have been computed based on the restated amounts of such assets.

         Financial results have been valued net of general inflation on the related assets and liabilities. The effect of inflation on the remaining monetary assets and liabilities has been disclosed as "Results of exposure to inflation."

         Additionally, amounts for the nine-month period ended September 30, 2001, and for the years ended December 31, 2001, 2000, 1999, 1998 and 1997, presented herein for comparative purposes, are presented in comparable monetary terms at September 30, 2002 using a conversion factor equal to 2.2120, which represents the inflation index rate during the nine-month period ended September 30, 2002.

         The restatement for wholesale-price level changes recorded in the income statement reflects the effects of inflation on our net holdings of monetary assets and liabilities during a period of inflation. Assets and liabilities are considered "monetary" for purposes of restatement for wholesale-price level changes if their values are fixed by contract or otherwise in terms of number of currency units, regardless of changes in specific prices or in the WPI. Examples of "monetary" assets and liabilities include accounts receivable, accounts payable and cash stated in pesos. The restatement merely reflects the effects of inflation, and does not imply either a generation or use of funds.

         Our Audited Consolidated Financial Statements have been audited by our Independent Auditors, whose report is included herein. Our financial statements as of and for the nine-month period ended September 30, 2002 and as of and for the year ended December 31, 2001 have been prepared on the assumption that we will continue to operate as a going concern. Our Independent Auditors have issued reports stating that we have suffered recurring losses from operations and have a net capital deficiency. The reports also state that we have been negatively impacted by the Argentine government's adoption of various economic measures and by the devaluation of the peso. These matters raise substantial doubt as to our ability to continue to operate as a going concern. The financial statements as of and for the nine-month period ended September 30, 2001 and as of and for the year ended December 31, 2001 do not include any adjustments that might result from the outcome of this uncertainty. See "Risk Factors--Risks Relating to Multicanal."

         At December 31, 2001, our foreign currency consolidated balance financial debt including accrued interest and seller debt was U.S.$766.7 million. On that date, the exchange rate of the peso to the U.S. dollar had remained unchanged since the adoption in 1991 of the Convertibility Law.

         As of February 11, 2002, the government had established a single market for all exchange transactions at a single free-floating exchange rate, although foreign exchange controls remained in place for numerous transactions. Under a new policy effective January 2, 2003, the Central Bank's prior authorization for the transfer of funds abroad in order to may payments of principal and/or interest will not be required provided that certain conditions are met, as set out in Communique "A" 3843 dated December 26, 2002.

         Assets and liabilities in currencies other than Argentine peso as of December 31, 2001 were valued at the exchange rate of Ps.1.00 per U.S.$1.00, or the equivalent in the currency of denomination, as of the date of the suspension of the foreign exchange market in accordance with General Resolution No. 392 of the CNV. See Note 1 to the Audited Consolidated Financial Statements. Our assets and liabilities denominated in currencies other than the Argentine peso, which were not "pesified", amounted to approximately U.S.$671.9 million net (liability) as of December 31, 2001. Our total consolidated bank and financial debt, including accrued interest and seller debt, in foreign currency as of December 31, 2001 amounted to U.S.$766.7 million. As of September 30, 2002, our total consolidated bank and financial debt amounted to U.S.$568.4 million (including accrued interest and seller debt) and Ps.63.6 million (including accrued interest). The effects of the devaluation of the Argentine peso was reflected in the 2002 consolidated financial statements in accordance with Argentine GAAP. Net losses originating from the application of foreign exchange rates to foreign currency-denominated assets and liabilities as of the effective date of the Public Emergency Law are only deductible for income tax purposes up to 20% per annum in each of the first five fiscal years ended after the effective date of the Public Emergency Law.

         Our revenues are realized principally through monthly fees charged to our subscribers payable in pesos. Although substantially all of our financial expenses are denominated in U.S. dollars, we have not used financial instruments to hedge our currency risk. The significant devaluation of the peso beginning in January 2002 has resulted in an increase in the cost of servicing our debt and, therefore, has had a material adverse effect on our results of operations. We have defaulted on all payments on our Existing Notes and on all principal payments and a significant portion of our interest payments on our Bank Loans since February 2002. We understand that at least 23 quiebra petitions have been filed against us, and we have received service of process for 18, for claims totaling approximately U.S$1.2 million.

The Argentine Economy

         We are an Argentine sociedad anonima (a corporation with limited liability) and substantially all of our facilities and approximately 87% of our subscribers are presently located within Argentina. In the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.0% in 1999, 0.5% in 2000 and an estimated 4.9% in 2001 (with a 10% drop in the fourth quarter compared to the third quarter) led by large declines in the construction and automotive sectors, according to the Argentine Economy Ministry. The unemployment rate increased from 14.5% in May 1999 to 15.4 % in May 2000 and 16.4% in May 2001 and 18.3% in October 2001.

         Measures taken by the Argentine government during 2001 were insufficient to restore investor confidence, and spreads on Argentine government securities reached record highs, as speculation increased that Argentina would cease honoring its debt obligations. The government responded to the lack of investor confidence by adopting additional measures designed to further control public sector spending, such as the Zero Deficit Law No. 25,453 passed on July 30, 2001, which provided that the government's monthly expenditures could not exceed the revenues of such month (excluding the proceeds of any financing) and empowered the Secretary of the Treasury to eliminate dispensable expenditures to meet the balanced budget requirement. In addition, in December 2001, the Argentine government adopted severe measures to safeguard the viability of the banking system in light of increasing withdrawals of deposits in the second half of 2001. These measures barred transfers of funds outside Argentina, except (i) trade related payments, (ii) payments or withdrawals through credit or debit cards issued in Argentina, and (iii) payments on financial transactions approved by the Central Bank.

         On December 1, 2001, in the face of increasing withdrawals of deposits from the financial system, the Argentine government imposed restrictions on the amount of money holders could withdraw from banks and introduced exchange controls restricting capital outflows. As of December 3, 2001, remittances of foreign exchange, including for the payment of debt obligations, were subject to Central Bank approval with certain exceptions.

         On December 19, 2001, President de la Rua and his entire cabinet resigned (which was accepted on December 20, 2001) amidst continued economic turmoil and social unrest. After a series of interim presidents, in January 1, 2002 at a joint session of Congress, Eduardo Duhalde, a Peronist senator who had been defeated by former President de la Rua in 1999, was elected to complete Mr. de la Rua's term through the end of 2003.

         On January 6, 2002 Congress enacted the Public Emergency Law, which amended certain provisions of the Convertibility Law and eliminated the requirement that the Central Bank's reserves in gold and foreign currency be at all times equivalent to at least 100% of the monetary base. The Public Emergency Law abolished the U.S. dollar to peso parity regime and granted the executive branch the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. The peso now floats freely and on February 5, 2003 traded at an exchange rate Ps.3.16 per U.S.$1.00.

         Since January 6, 2002, additional regulations were approved by the Argentine government, including:

     o ending the Convertibility Law, with the resulting devaluation of the peso;

     o converting U.S. dollar-denominated debts into peso-denominated debts at a one-to-one exchange rate;

     o converting U.S. dollar-denominated bank deposits into peso-denominated bank deposits at an exchange rate of Ps.1.40 per U.S. dollar;

     o restructuring bank deposits and continuing restrictions on bank withdrawals and transfers abroad;

     o amending the Central Bank's charter to allow it to print currency in excess of the amount of the foreign reserves it holds, make short-term advances to the federal government and provide financial assistance to financial institutions with liquidity constraints or solvency problems; and

     o requiring the obligatory sale, currently suspended, by all banks of all their foreign currency within Argentina to the Central Bank at an exchange rate of Ps.1.40 per U.S. dollar.

         Although the long-term effect of the current crisis and the new governmental measures remains uncertain, they have had an immediate and materially adverse effect on our liquidity, financial condition, anticipated results of operations and business prospects, including:

     o eliminating expectations that we may be able to raise in the capital or banking markets the funds needed to refinance significant maturities that became due in 2002 and coming due in 2003; and

     o giving rise to a significant decline in the value of our assets and anticipated revenues. As explained in Note 17 to the Audited Consolidated Financial Statements, the recent developments described above has caused us to revise our strategy and, based on our current projections of future cash flows, impair the carrying value of the goodwill related to past acquisitions as of December 31, 2001 by Ps.330.5 million.

         The Argentine government is expected to face severe fiscal problems due to the devaluation of the Argentine currency. Peso-denominated tax revenues constitute the primary source of its earnings, but most of its financial liabilities are U.S. dollar-denominated. The adoption of austere fiscal measures which would be required to repay the Argentine government's debt and to balance its budget may lead to further social unrest and political instability.

         Past history prior to the adoption of the Convertibility Law raises serious doubts as to the ability of the Argentine government to maintain a strict monetary policy and control inflation. In the past, inflation materially undermined the Argentine economy and the government's ability to create conditions that would permit growth. High inflation would likely deepen Argentina's current economic recession.

         It is premature to predict how the government will ultimately address the crisis that continues to affect the Argentine economy. At this time the degree of internal and external support for the Duhalde administration remains unclear. Widespread political protests and social disturbances are continuing on a near-daily basis. The rapid and radical nature of the recent changes in the Argentine social, political, economic and legal environment (including tax regulations), and the absence of a clear political consensus in favor of the Duhalde government or any particular set of economic policies, have created an atmosphere of great uncertainty. As a result, virtually all commercial and financial activities were paralyzed in 2002, further aggravating the economic recession which precipitated the current crisis.

         The Argentine government has historically exercised significant influence over the economy. Due to the current Argentine crisis, the Argentine government has recently promulgated numerous, far-reaching and not always consistent laws and regulations affecting the economy. We cannot assure you that laws and regulations currently governing the economy will not continue to change in the future, particularly in light of the continuing economic crisis, or that any changes will not adversely affect our business, financial condition or results of operations as well as our ability to honor our debt obligations.

Other Factors Affecting our Results and Financial Condition

         Source of Revenues. Since our formation in 1991, we have generated approximately 90% of our revenues from monthly customer charges for basic cable service and the balance from connection fees and advertising. More recently, we have also generated revenues from premium and pay-per-view fees. A decrease in the number of subscribers has a direct impact on net revenues, although it also causes a reduction in certain of our operating expenses. During 2001, and in the nine-month period ended September 30, 2002, our subscriber base decreased by approximately 70,000 and 297,400 subscribers, respectively. We believe that this decrease is primarily attributable to the continued slow-down of the Argentine economy and an increase in the value-added taxes imposed on cable television services.

         Effects of Inflation. For almost ten years, Argentina experienced very low levels of inflation and in certain years, deflation. During several of these years, the purchasing power of a large segment of the population increased, together with consumer confidence. We initiated our business during that period, and our growth internally and through acquisitions reflects the overall increase in the level of economic activity. The recession which affected the country since 1998 gradually undermined the purchasing power of many of our customers, induced an increase in our churn and adversely affected our results of operations. These adverse trends accelerated with the significant devaluation and the inflation that followed. During the first nine months of 2002 the WPI increased by 121%, compared to slight deflation during the same period in 2001. During periods of high inflation, effective wages and salaries tend to fall and consumers adjust their consumption patterns to eliminate unnecessary expenses, including cable television services. Our subscriber base contracted by 22.9% during the first nine months of 2002. Our ability to compensate for the decrease in revenues resulting from such a drop in our subscriber base through increases in monthly fees were limited and inadequate to compensate us for our increasing costs. Our financial condition and results of operations may continue to deteriorate if the rates of inflation experienced in 2002 continue.

         Acquisition and Internal Growth. We operate primarily in Argentina. A principal element of our strategy was to increase our subscriber base through the acquisition of cable television companies and the expansion of our existing systems. We acquired 121 companies between 1991 and 2001, with approximately 1,242,400 subscribers at acquisition.

         We expanded our subscriber base through internal net growth by approximately 59,100 subscribers from our formation through December 31, 2001, after taking into account the decrease in our subscriber base over the same period, including approximately 70,000 subscribers that left our cable systems during 2001. This figure excludes subscribers corresponding to the Brazilian operations we sold in December 1996, with 35,700 subscribers. It also excludes the 38,000 subscribers of the Mendoza Operations, which we sold in October 1997.

         We seek to improve operating performance and cash flow through the consolidation of acquired systems. Our consolidation effort has intensified since 1995 through the implementation of an administrative structure that facilitated the consolidation and centralization process. These efforts resulted in a significant improvement in our results of operations since 1996. In addition, we have absorbed 71 of our wholly-owned subsidiaries and have further consolidated our operations through the elimination of duplicative administrative functions. At September 30, 2002, we served directly approximately 80% of the combined subscriber base of ourselves and our subsidiaries.

         We do not expect any significant increase in our subscriber base whether through internal growth or acquisitions, unless the economy stabilizes and conditions for growth in the service sectors of the economy are restored.

         Factors Affecting Period-to-Period Comparability. Period-to-period comparisons of our financial results for prior periods are affected by the acquisitions we completed and by differences in the classification of certain revenues and expenses by acquired companies. These classification differences do not affect the calculation of EBITDA and are eliminated on a going forward basis as acquired businesses are integrated into our system. In the opinion of management, these classification differences are not material within the context of our financial statements, taken as a whole. The difference between the book value of the assets of companies we acquired and the price paid for those companies is recorded as goodwill and intangible assets. At December 31, 2001, these assets amounted to Ps.1,644.1 million and represented 57.1% of our total assets and 223.8% of our shareholders' equity. As of the date hereof Comfer has not approved some of our new acquisitions. Comfer's approval of our acquisition of companies for which goodwill and intangible assets have been recorded in the amount of Ps.1,548.2 million, or 78.4% of the total amount of this asset, is pending.

         Period-to-period comparisons of financial results for future periods are likely to be affected by inflation. While inflation accounting improves the comparability of financial statements, it does not eliminate or correct many of the distortions created by inflation, that will affect period-to-period comparisons of our financial results.

         EBITDA. We define EBITDA as operating income (loss) plus depreciation and amortization. We believe that EBITDA is a meaningful measure of performance because it is commonly used in the cable television industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity. Nonetheless, EBITDA is not a measure of net income or cash flow from operations and should not be considered as an alternative to net income, an indication of our operating performance, an alternative to cash flow from operating activities or a measure of liquidity. Because EBITDA is not determined in accordance with U.S. GAAP, other companies may compute EBITDA in a different manner. Therefore, EBITDA as reported by other companies may not be comparable to EBITDA as we report it.

         Consolidation of the Industry. The consolidation of the cable television industry increases the level of competition that we face. In October 1997, a further consolidation of the Argentine cable television industry resulted from the joint acquisition by us and Cablevision of 100% of the shares of the VCC Group. Before its acquisition by us and Cablevision, the VCC Group constituted Argentina's second largest MSO. We and Cablevision divided the subscribers, assets and liabilities of the VCC Group effective as of July 1, 1998. See "The Company--Acquisitions of Cable Networks--Recent Acquisitions." We believe that the consolidation of the cable television industry in Argentina has reinforced the need to undertake frequent investments to remain competitive.

         Tax Reform. Since 1998, the Argentine government has approved a series of revisions to the Argentine taxation system. It has:

     o extended the scope of value-added tax ("VAT") to amounts we charge for advertising and for cable television services at a rate of 21%;

     o    increased the general corporate income tax from 33% to 35%;

     o established a minimum notional income tax at a rate of 1% of total assets for Argentine companies, which tax is creditable against income taxes;

     o limited the deductibility of interest payments on debt obligations and created a new tax on interest paid by issuers of obligaciones negociables at a rate of 15% (to be phased out by July 2002) for interest paid to non-Argentine residents and Argentine licensed banks and 35% for interest paid to Argentine residents, both of which impact the cost of debt securities issued and other borrowings undertaken by Argentine companies and increase our cost of borrowing funds;

     o increased the rate of the withholding tax to 35% on interest payments we make on loans extended by banks not established or located in countries where the central bank has adopted the international standards approved by the Basle Committee on Banking Regulations and Supervisory Practices; and

     o    establishing a tax on credits and debits to checking accounts.

         In addition, in May 2001, the cable television industry signed an agreement with the Argentine Federal Government to improve the competitiveness of the sector. Under its terms, companies who acceded to the agreement could:

     o credit payments made to SADAIC, Fondo Nacional de las Artes, Argentores, and AADI-CAPIF against VAT; and

     o    be exempted from the minimum notional income tax.

         We acceded to the agreement and became eligible for its benefits as of August 2001, and the benefits will apply until March 2003. Also on August 13, 2001, the Argentine government issued Decree No. 1008/01 allowing us to reduce our payment obligations on account of VAT by the amounts previously paid to Comfer that were not previously applied to reduce our payment obligations on account of VAT. The amounts paid to Comfer that are not applied in a given fiscal period can be transferred to any future fiscal period. In March 2003 the "competition tax regime" created in 2001 will expire along with the tax benefits arising under that regime. In our case, this will result in (1) the re-imposition of the minimum notional income tax, and (2) the inability to credit payments made SADAIC, Fondo Nacional de las Artes, Argentores, and AADI-CAPIF against VAT.

         In June 2001, the social security tax rate was made uniform at 16%. Prior to June 2001, we had been subject to a rate of approximately 14%. However, amounts payable as a result of the increase in the rate are creditable against amounts due by us on account of VAT. The resulting increase can be calculated as a VAT fiscal credit. Subsequently, in July 2001, Congress increased the rate to 20%. Finally, under the Argentine budget law for 2002, the rate was increased again to 21%.

         The Argentine public sector has been running an overall deficit since 1994. For several years, it relied on local and foreign sources of financing as well as tax revenues to cover its funding needs. The default on the government's external debt in December 2001 makes it unlikely that sources of foreign financing will be available in the future to cover the needs of the Argentine public sector. Furthermore, if and when the government restores payment on its foreign debt, even assuming that such debt is restructured, it will need to dedicate a significant portion of its revenues to debt service. Unless the government is able to pair down its expenses as a percentage of GDP substantially, we cannot exclude that the historic trend to develop new sources of tax revenues at the federal, state and municipal level will continue, putting additional strains on our financial condition. If our overall tax burden (or a percentage of our revenues) continues to increase and we are not able to increase subscriber fees, our financial condition will deteriorate.

Critical Accounting Policies

         In connection with the preparation of the financial statements included herein, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included the following comments related to each critical accounting policy described below.

Impairment of Long Lived Assets

         Our accounting policies require that we test long-lived assets for impairment whenever indicators of impairment exist. If any impairment is indicated as a result of such reviews, we would measure it using techniques such as comparing the discounted cash flows of the business to our book value or by obtaining appraisals of the related business. We follow the provisions of FASB SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. That accounting standard requires that if the sum of the future undiscounted cash flows expected to result from the assets, without interest charges, is less than a company's reported value of the assets, then the asset is not recoverable and the company must recognize an impairment. The amount of impairment to be recognized is the excess of the reported value of the assets over the fair value of those assets.

         As discussed in Note 17 to the Audited Consolidated Financial Statements, management has reviewed our long-lived assets, primarily property and equipment to be held and used in the business, long-term investments and goodwill for the purposes of determining and measuring impairment. Given the significant negative impact that is expected on our operating results as a result of the devaluation, the pesification and the continued macro-economic slowdown in Argentina, and as management's best estimate of discounted future cash flows is below the carrying value of goodwill, under Argentine GAAP we recorded a Ps.330.5 million impairment charge during the year ended December 2001. Under U.S. GAAP, assets were grouped and evaluated for possible impairment at the level of cable television system by region. As a result of different basis of goodwill determined on acquisition, as described in Note 18(c) to the Audited Consolidated Financial Statements, the impairment recognized under Argentine GAAP differs from the one recognized under U.S. GAAP by Ps.78.1 million. In this connection, under U.S. GAAP we recorded a Ps.252.4 million impairment charge during the year ended December 31, 2001.

         We believe that the accounting estimate related to this asset impairment is a "critical accounting estimate" because: (1) it is highly susceptible to change from period to period because it requires management to make assumptions about future revenues and costs over the life of property and equipment, long-term investments and goodwill; and (2) the impact that recognizing an impairment has on the assets reported on our balance sheet as well as our net loss is material. Management's assumptions about future revenues, as well as future number of subscribers, operating costs and selling, general and administrative costs require significant judgment because actual revenues and subscribers have been seriously affected by the continued macro-economic slowdown in Argentina and are expected to continue to be so affected. Management has discussed the development and selection of this critical accounting estimate with the audit committee of our board of directors and the audit committee has reviewed the company's disclosure relating to it herein.

         In estimating future revenues, as well as future number of subscribers, operating costs and selling, general and administrative costs, we used our internal projections.

Allowances for Doubtful Accounts

         Management makes estimates of the uncollectability of its accounts receivable and maintains allowances for doubtful accounts for estimated losses resulting from customers' failure to make required payments. If the future payments by our customers were to differ from the estimates, we may need to increase or decrease the allowances for doubtful accounts, which could affect the reported results of operations.

Provision for Obsolescence of Materials

         Provision for potentially obsolescent or slow-moving materials is made based on management's assumptions about their future consumption.

Loss Contingencies

         Loss contingencies are accrued when it is reasonably certain that the loss will be incurred, but uncertainty exists relating to the amount or the date on which they will arise. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available as of the date of preparation of the financial statements.

Deferred Income Taxes

         Deferred income taxes are provided to reflect the net tax effects of temporary differences between the financial reporting and the tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws in each of the relevant jurisdictions. Deferred income taxes reflect management's assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of realization.

         Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is reasonably certain that some portion or all of the deferred tax assets will not be realized. Actual income taxes could vary from these estimates due to future changes in income tax law or results from final review of our and our subsidiaries' tax returns by taxing authorities.

         We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. However, in the event management were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should management determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.


                              Results of Operations

         The following table sets forth, for the periods indicated, certain statement of operations data and EBITDA in thousands of pesos and as a percentage of net revenues:

                                                  Nine Month       Nine Month
                                                 Period Ended     Period Ended
                                                 September 30,    September 30,                 Year Ended December 31,
                                                 -------------    -------------                 -----------------------
                                                     2002             2001             2001            2000             1999
                                                     ----             ----             ----            ----             ----
                                                          (unaudited)                         (thousands of pesos)

Net revenues                                        463,285           792,403         1,029,403         1,054,439         1,049,101
Direct operating expenses                          (249,509)         (383,062)         (505,370)         (499,056)         (465,619)
Selling, general,
administrative and marketing                       (104,056)         (155,196)         (197,228)         (224,295)         (232,868)
Depreciation and amortization                      (238,895)         (252,561)         (336,745)         (339,539)         (310,324)
Operating (loss) income                            (129,175)            1,583            (9,940)           (8,451)           40,290
Financial income (expenses)
and holding gains, net                             (571,819)         (180,156)         (225,503)         (247,656)         (223,271)
Other non-operating
income(expenses), net                                 1,444           (23,905)         (361,021)          (34,757)          (96,893)
Gain (loss) on sale of
investees                                                 -           326,939           326,939                 -              (863)
Income taxes and/or tax on
minimum notional income                              (4,273)          (10,477)          (11,483)          (21,951)          (38,564)
Net loss                                           (691,537)          107,362          (287,851)         (323,859)         (328,463)
EBITDA (unaudited)                                  109,720           254,145           326,805           331,088           350,614


                                                  Nine Month       Nine Month
                                                 Period Ended     Period Ended
                                                 September 30,    September 30,                 Year Ended December 31,
                                                 -------------    -------------                 -----------------------
                                                     2002             2001             2001            2000             1999
                                                     ----             ----             ----            ----             ----
                                                          (unaudited)                     (as a percentage of net revenues)

Net revenues                                        100.0%          100.0%           100.0%           100.0%          100.0%
Direct operating expenses                           (53.9)          (48.3)           (49.1)           (47.3)          (44.4)
Selling, general,
administrative and marketing                        (22.5)          (19.6)           (19.2)           (21.3)          (22.2)
Depreciation and amortization                       (51.6)          (31.9)           (32.7)           (32.2)          (29.6)
Operating (loss) income                             (27.9)            0.2             (1.0)            (0.8)            3.8
Financial income (expenses) and
holding gains, net                                 (123.4)          (22.7)           (21.9)           (23.5)          (21.3)
Other non-operating
income(expenses), net                                 0.3              (3)             (35.1)            (3.3)           (9.2)
Gain (loss) on sale of investees                        -            41.3               31.8                -            (0.1)
Income taxes and/or tax on
minimum notional income                              (0.9)           (1.3)            (1.1)            (2.1)           (3.7)
Net loss                                           (149.3)           13.5            (28.0)           (30.7)          (31.3)
EBITDA (unaudited)                                   23.7            32.1             31.7             31.4            33.4


         Set forth below is a discussion and analysis of our results of operations for the years ended December 31, 2001, 2000, and 1999 and the nine-month periods ended September 30, 2002 and 2001.

Recent Developments

         According to our unaudited financial data for October and November 2002, net revenues for that period were Ps.78 million. Our net revenues for the same period last year were Ps.155 million. Our losses from operations during October and November 2002 were Ps.31 million in comparison to Ps.11 million for the same period last year. According to our unaudited financial data for the period from October 1, 2002 through February 3, 2003, our net revenues during that period were Ps.162 million. Our net revenues from October 1, 2001 through February 3, 2002 were Ps.301 million.

Nine-month Periods Ended September 30, 2002 and 2001

         Net Revenues. Net revenues were Ps.463.3 million in the nine-month period ended September 30, 2002. This figure represents a decrease of 41.5% compared to net revenues of Ps.792.4 million in the nine-month period ended September 30, 2001. The decrease in net revenues in this period as compared to the nine-month period ended September 30, 2001 is attributable to our inability to increase the basic fees for our services at a rate equal to or greater than the general rate of inflation (during the nine-month period ended September 30, 2002 we increased prices approximately 42%, compared with an increase in the WPI of 121%) the continued loss of subscribers (297,400 over the nine-month period ended September 30, 2002) and a reduction in advertising sales. The decrease in Argentine net revenues was partially offset by an increase in revenues (in peso terms) from our international operations (Uruguay and Paraguay), a decrease of charges for the allowance for doubtful accounts, an increase in other sales and a reduction in direct taxes.

         Our revenues are presented net of various direct taxes that are charged on our gross revenues and which represent on average approximately 0.6% of gross revenues. These taxes, which are levied on billed amounts excluding amounts charged off, include several direct taxes and a tax on gross revenues generated in La Pampa, Chaco and Corrientes. From January 1, 1999 through August 12, 2001, we were allowed to reduce our payment obligations on account of VAT at the end of each month by the amounts paid to Comfer during that month. From August 13, 2001 to December 2002 we were also allowed to reduce our payment obligations on account of VAT by the amounts previously paid to Comfer that were not previously applied to reduce our payment obligations on account of value-added taxes. In December 2002, the government eliminated the right granted to cable television operators to reduce their payment obligations on VAT by the amounts paid to Comfer. As a result of losing the right to offset payment obligations on account of VAT by the amounts paid to Comfer, we anticipate that in the future our EBITDA may be lower. Our revenues are also presented net of charges for the allowance for doubtful accounts.

         Direct Operating Expenses. Our direct operating expenses were Ps.249.5 million in the nine-month period ended September 30, 2002. This figure represents a decrease of 34.9% over our direct operating expenses of Ps.383.1 million in the nine-month period ended September 30, 2001, which is mainly attributable to a decrease in programming expenses, payroll and social security, printing and distribution of magazines, rentals and sundry.

         Direct operating expenses consist principally of:

          o    signal delivery fees paid to programming suppliers,

          o wages, benefits and fees paid to employees and subcontracted service firms for the repair and maintenance of cable networks owned by us and customer disconnections, and

          o to a lesser extent, the costs of related materials consumed in these repair and maintenance activities (primarily in foreign currency, since these inputs are imported), costs associated with pole rental and the printing cost for our monthly publication.

         Selling, General, Administrative and Marketing Expenses. Our selling, general, administrative and marketing expenses were Ps.104.1 million in the nine-month period ended September 30, 2002. This figure represents a decrease of 33.0% from Ps.155.2 million in the nine-month period ended September 30, 2001, which is attributable principally to a decrease in payroll and social security, sales commissions, personnel expenses and sundry, and was partially offset by an increase in employee dismissals.

         Our selling, general, administrative and marketing expenses consist of:

          o    professional fees,

          o    wages and benefits of non-technical employees,

          o    sales commissions,

          o    advertising,

          o    insurance,

          o    rental of office space, and

          o    other office related expenses.

         Depreciation and Amortization. Depreciation and amortization expenses were Ps.238.9 million in the nine-month period ended September 30, 2002. This figure represents a decrease of 5.4% compared to depreciation and amortization expenses of Ps.252.6 million in the nine-month period ended September 30, 2001. This decrease in our depreciation and amortization expenses was mainly due to the decrease in the value of intangible assets as a result of the impairment charge recorded as of December 31, 2001. See Note 14 to the Audited Consolidated Financial Statements.

         Financial (Income) Expenses and Holding Gains Net. Our net financial expenses and holding losses were Ps.571.8 million in the nine-month period ended September 30, 2002. This figure represents an increase of 217.4% from financial expenses and holding losses, net, of Ps.180.2 million in the nine-month period ended September 30, 2001. This increase is attributable principally to the impact of the devaluation of the peso in relation to the U.S. dollar on our U.S. dollar-denominated debt (Ps.1,009.9 million) and was partially offset by the cancellation of Existing Debt acquired in the open market (Ps.423.5 million) and the net gains resulting from the impact of inflation on our monetary assets and liabilities (Ps.236.6 million).

         Other Non-Operating Income (Expenses), Net. Other non-operating income net, was Ps.1.4 million in the nine-month period ended September 30, 2002, compared to other non-operating expenses, net, of Ps.23.9 million in the nine-month period ended September 30, 2001. Other non-operating income, net, during the nine-month period ended September 30, 2002 increased mainly due to a lower provision for employee dismissals and in provisions made on account of contingent liabilities, and a decrease in sundry, and was partially offset by the impairment charge recorded in our international operations (Uruguay).

         Gain (Loss) on Sale of Investees. Gains on sale of investees were Ps.326.9 in the 9 month period ended September 30, 2001 as a result of a net gain from the sale of our interest in DirecTV Latin America, LLC.

         Income Taxes and/or Tax on Minimum Notional Income. Income taxes were Ps.4.3 million in the nine-month period ended September 30, 2002, compared to Ps.10.5 million in the nine-month period ended September 30, 2001. In October 2001 we were added to the register of beneficiaries of the agreements to improve competitiveness and employment and as a result, we were exempted from the tax on minimum notional income for fiscal year 2001 and future years. That exemption as originally contemplated in the competitiveness law expires on March 31, 2003. In our case, this will result in the reimposition of the minimum notional income tax.

         Net Loss. We had a net loss of Ps.691.5 million in the nine-month period ended September 30, 2002, as compared to a net gain of Ps.107.4 million in the nine-month period ended September 30, 2001, as a result of the factors described above.

         EBITDA. Our EBITDA in the nine-month period ended September 30, 2002 was Ps.109.7 million. This figure represents a decrease of 56.8% compared to our EBITDA of Ps.254.1 million in the nine-month period ended September 30, 2001. Our EBITDA margin (EBITDA/net revenues) decreased to 23.7% compared to 32.1%, due primarily to a decrease in revenues at a faster pace than our reduction of costs.

Years Ended December 31, 2001 and 2000

         Net Revenues. Net revenues were Ps.1,029.4 million for the year ended December 31, 2001. This figure represents a decrease of 2.4% over net revenues of Ps.1,054.4 million in the year ended December 31, 2000. The decrease in net revenues in this period was mainly attributable to the loss of approximately 70,000 subscribers over the year ended December 31, 2001 due to the continued slowdown of the Argentine economy, as well as a decrease in advertising sales and an increase in the charges for the allowance for doubtful accounts, which was partially offset by an increase in other sales, a reduction in direct taxes and the authorization to apply Comfer taxes paid in previous months (and not previously applied) to reduce our value-added tax liabilities.

         Our revenues are presented net of various direct taxes that are charged on our gross revenues and which represent on average approximately 1.4% of gross revenues for 2001. These taxes, which were levied on billed amounts excluding amounts charged off, included several direct taxes and a tax on gross revenues generated in La Pampa, Chaco and Corrientes. From January 1, 1999, through August 12, 2001, we were allowed to reduce our payment obligations on account of value-added taxes at the end of each month by the amounts paid to Comfer during that month. Since August 13, 2001, we have also been allowed to reduce our payment obligations on account of value-added taxes by the amounts previously paid to Comfer that were not previously applied to reduce our payment obligations on account of value-added taxes. Our revenues are also presented net of charge for the allowance for doubtful accounts.

         Direct Operating Expenses. Our direct operating expenses were Ps.505.4 million in the year ended December 31, 2001. This figure represents an increase of 1.3% over our direct operating expenses of Ps.499.1 million in the year ended December 31, 2000. This increase was primarily due to a higher cost in programming rights and increased provisions for various contingent obligations, and was partially offset by a reduction in payroll and social security and in sundry.

         Selling, General, Administrative and Marketing Expenses. Our selling, general, administrative and marketing expenses were Ps.197.2 million in the year ended December 31, 2001. This figure represents a decrease of 12.1% from Ps.224.3 million in the year ended December 31, 2000. The decrease was principally due to savings in publicity and advertising and in payroll and social security, and to a lesser extent, to the decrease in building expenses, security and surveillance services, rentals, office expenses and representation and travel expenses, and was partially offset by an increase in fees and compensation for services, and increased provisions for various contingent obligations.

         Depreciation and Amortization. Depreciation and amortization expenses were Ps.336.7 million in the year ended December 31, 2001. This figure represents a decrease of 0.8% over depreciation and amortization expenses of Ps.339.5 million in year ended December 31, 2000. Depreciation and amortization expenses consist of depreciation of property and equipment and amortization of goodwill, deferred charges and other intangible assets.

         Financial (Income) Expenses and Holding Losses, Net. Our net financial expenses and holding losses were Ps.225.5 million in the year ended December 31, 2001. This figure represents a decrease of 8.9% from financial expenses and holding losses, net, of Ps.247.7 million in the year ended December 31, 2000. The lower financial expenses are attributable to a decrease in the outstanding principal amount of our debt as a result of amortizations and the cancellation of notes acquired in open market repurchases, and a lower charge for tax on interest. Such savings were partially offset by an increase in bank expenses, a tax on debits and credits to bank accounts and a higher level of commissions.

         Other Non-Operating Income (Expenses), Net. Other non-operating expenses, net, were Ps.361.0 million in the year ended December 31, 2001, compared to other non-operating expenses, net, of Ps.34.8 million in the year ended December 31, 2000. Other non-operating expenses, net, during the year ended December 31, 2001 consisted primarily of an allowance for impairment of goodwill of Ps.330.5 million related to past acquisitions made in light of our current projections of future cash flows. The balance is attributable mainly to severance payments made in connection with the reorganization of our personnel structure and reserves made on account of contingent liabilities.

         Gain (Loss) on Sale of Investees. Gains on sale of investees were Ps.326.9 million in the year ended December 31, 2001 as a result of a net gain from the sale of our interest in DirecTV Latin America, LLC.

         Income Taxes and/or Tax on Minimum Notional Income. Income taxes were Ps.11.5 million in the year ended December 31, 2001, compared to Ps.22.0 million in the year ended December 31, 2000. This decrease was principally due to the effect of a lower minimum notional income tax charge as a result of the minimum notional income tax allowance generated in the year ended December 31, 2001 as compared to the year ended December 31, 2000. In October 2001, we became a beneficiary of a special regime granting us an exemption from the tax on minimum notional income for fiscal year 2001.

         Net Loss. We had a net loss of Ps.287.9 million in the year ended December 31, 2001, as compared to a net loss of Ps.323.9 million in the year ended December 31, 2000. The non-recurrent net gain from the sale of our interest in DirecTV Latin America, LLC described above practically offset the loss resulting from the impairment by Ps.330.5 million of the carrying value of goodwill related to past acquisitions.

         EBITDA. Our EBITDA in the year ended December 31, 2001 was Ps.326.8 million. This figure represents a decrease of 1.3% over our EBITDA of Ps.331.1 million in the year ended December 31, 2000. Our EBITDA margin (EBITDA/net revenues) increased slightly to 31.7% compared to 31.4%.

Years Ended December 31, 2000 and 1999

         Net Revenues. Net revenues were Ps.1,054.4 million in the year ended December 31, 2000. This figure represents an increase of 0.5% over net revenues of Ps.1,049.1 million in the year ended December 31, 1999. While our gross revenues decreased slightly in 2000 compared to 1999 as a result of reduced advertising revenues, we were able to increase net revenues for the year ended December 31, 2000 as compared to the year ended December 31, 1999 by reducing our liabilities for direct taxes as well as the annual charge for allowance for doubtful accounts.

         Our revenues are presented net of various direct taxes charged on our gross revenues and which represent on average approximately 3.7% of gross revenues for 2000. These taxes, which are levied on billed amounts excluding amounts charged off, included a tax payable to Comfer (net of amounts that could be applied to reduce our payment obligations on account of value-added tax), several programming taxes and royalties and a tax (at a rate between 2.5% and 3.0%) on gross revenues generated in La Pampa, Chaco and Corrientes, where, as of December 31, 2000, 5.6% of our subscribers resided. During the year ended December 31, 2000, direct taxes amounted to Ps.43.1 million, representing a decrease of 17.5% over direct taxes of Ps.52.2 million in the year ended December 31, 1999, which partially offset the decrease in net revenues. Our revenues are also presented net of charges for the allowance for doubtful accounts.

         Direct Operating Expenses. Our direct operating expenses were Ps.499.1 million in the year ended December 31, 2000. This figure represents an increase of 7.2% over our direct operating expenses of Ps.465.6 million in the year ended December 31, 1999. Direct operating expenses consist principally of:

         The increase was primarily due to additional expenses incurred in connection with or as a result of:

          o assuming direct responsibility for investigating thefts of our cable television signals and the blocking of such signals, instead of third party service providers, to improve the quality of such services;

          o    payroll and social security;

          o    programming rights;

          o    taxes, rates and contributions;

          o    personnel expenses; and

          o    overhead,

which more than offset savings in fees and compensation for services, security and surveillance representation and travel expenses, and office expenses.

         Selling, General, Administrative and Marketing Expenses. Our selling, general, administrative and marketing expenses were Ps.224.3 million in the year ended December 31, 2000. This figure represents a decrease of 3.7% from Ps.232.9 million in the year ended December 31, 1999.

         The decrease was principally due to savings in publicity and advertising, representation and travel expenses and personnel expenses.

         Depreciation and Amortization. Depreciation and amortization expenses were Ps.339.5 million in the year ended December 31, 2000. This figure represents an increase of 9.4% over depreciation and amortization expenses of Ps.310.3 million in year ended December 31, 1999, attributable primarily to an increase in our installations, external wiring and transmission equipment. Depreciation and amortization expenses consist of depreciation of property and equipment and amortization of goodwill, deferred charges and other intangible assets.

         Financial (Income) Expenses and Holding Losses, Net. Our net financial expenses and holding losses were Ps.247.7 million in the year ended December 31, 2000. This figure represents an increase of 10.9% from expenses and losses of Ps.223.3 million in the year ended December 31, 1999. This increase was principally due to:

          o higher interest expense, which in the year ended December 31, 2000 was Ps.210.6 million, a 9.9% increase from interest expense of Ps.191.6 million in the year ended December 31, 1999, and

          o an increase in our liability for taxes on interest paid on debt securities and other borrowings from Ps.25.6 million for the year ended December 31, 1999 to Ps.28.3 million for the year ended December 31, 2000, as a result of the increase in our interest expense.

         The rise in interest expense was primarily caused by an increase in the average outstanding amount of financial debt during this period and, to a lesser extent, in the average cost of financing.

         Other Non-Operating Income (Expenses), Net. Other non-operating expenses, net, totaled Ps.34.8 million in the year ended December 31, 2000, compared to other non-operating expenses, net, of Ps.96.9 million in the year ended December 31, 1999. Other non-operating expenses, net, during the year ended December 31, 2000 consisted primarily of reserves made on account of contingent liabilities (primarily from pending litigation) totaling Ps.12.8 million, and recorded expenses of Ps.7.3 million for severance payments incurred in connection with the reorganization of our personnel structure. Additionally, the disposal of fixed assets totaled Ps.1.8 million, and the write-off of other assets totaled Ps.3.8 million.

         Income Taxes and/or Tax on Minimum Notional Income. Income taxes were Ps.22.0 million in the year ended December 31, 2000, compared to Ps.38.6 million in the year ended December 31, 1999. This decrease was principally due to the effect of lower minimum notional income tax allowances in 2000 as compared to 1999.

         Net Loss. We had a net loss of Ps.323.9 million in the year ended December 31, 2000, as compared to a net loss of Ps.328.5 million in the year ended December 31, 1999, as a result of the factors described above.

         EBITDA. Our EBITDA in the year ended December 31, 2000 was Ps.331.1 million. This figure represents a decrease of 5.6% over our EBITDA of Ps.350.6 million in the year ended December 31, 1999. Our EBITDA margin (EBITDA/net revenues) decreased to 31.4% from 33.4%, as costs increased more than revenues.

U.S. GAAP Reconciliation

         Net loss determined in accordance with U.S. GAAP would have been Ps.(1,566.0) million, Ps.(390.7) million, and Ps.(301.0) million for the years ended December 31, 2001, 2000, and 1999 respectively, as compared with net loss of Ps.(287.9) million, Ps.(323.9) million, and Ps.(328.5) million determined under Argentine GAAP for the same periods. The principal differences affecting the determination of net loss are (i) organizational and preoperating costs have been written off for U.S. GAAP purposes and, accordingly, the amortization charge is reversed, (ii) the effects on depreciation and amortization of the different bases for determination of the underlying net asset acquired and the goodwill on the combination of businesses which have been treated on the purchase method, (iii) vacation accrual, (iv) effect on the amortization of goodwill of the discounting of non-interest bearing acquisition related debt,
(v) the recognition of deferred income tax effects, (vi) the discounting of non-interest bearing acquisition-related debt, (vii) interest capitalization,
(viii) foreign currency translation adjustment, (ix) the reversal of the provision for severance indemnities, (x) foreign exchange differences, (xi) transfer of financial assets, (xii) impairment adjustment, and (xiii) the effects on deferred taxes, investments carried under the equity method and minority interest of the above reconciling items. Shareholders' equity determined in accordance with U.S. GAAP would have been Ps.(582.9) million and Ps.964.5 million as of December 31, 2001 and 2000, respectively. The principal differences affecting the determination of shareholders' equity are those described above. For a discussion of the principal differences between Argentine and U.S. GAAP as they relate to our consolidated net loss and shareholders' equity, see Note 18 to the Audited Financial Statements and for a quantitative reconciliation of such differences, see Note 19 to the Audited Financial Statements.

Continuation of Operations

         In the context of Argentina's severe economic recession, we must devote our resources and revenues to ensure the continuity of its operations. To this end, we have undertaken various measures, including suspending payments on our outstanding indebtedness, and renegotiating various contracts, including our contracts with programming suppliers, to convert substantially all U.S. dollar-denominated costs to peso-denominated costs for 2002, subject to adjustment to reflect changes in our subscriber base and our ability to increase subscription fees.

Ability to Operate as a Going Concern

         In their report accompanying our Unaudited Interim Consolidated Financial Statements for the period ended September 30, 2002, our Independent Auditors have noted that although we have prepared such financial statements following accounting principles applicable to a going concern, the recurring losses from operations, the reporting of a net capital deficiency, the changes in economic conditions in Argentina and the impact of those changes on us create substantial doubt as to our ability to continue to operate as a going concern.

Liquidity and Capital Resources

         We operate in a capital intensive industry which requires significant investments. In the past, our growth strategy has involved the acquisition of other cable television companies and the active improvement and expansion of our existing and acquired networks and equipment. We have historically relied on four main sources of funds:

          (1)  equity contributions from our shareholders,

          (2)  borrowings under bank facilities or debt security issuances,

          (3)  cash flow from operations; and

          (4)  financing by sellers of cable systems we acquire.

         The conditions affecting the Argentine economy since 1998 and the uncertainties as to future developments have prevented us from raising the funds required to discharge our debt obligations as they became due in 2002 and 2003. As a result, we have defaulted on all payments on our Existing Notes, and all principal payments and a substantial portion of our interest payments on our Bank Loans since February 2002. As a result of these payment defaults, all of our Existing Notes that have not yet matured could be declared immediately due and payable by the holders. Since February 2002, we have devoted our cash flow from operations primarily to ensure the continuation of our operations. We have been informed that at least 23 quiebra petitions have been filed against us, and we have received service of process for 18, for claims totaling approximately U.S$1.2 million. If we are served with process on those petitions, given economic conditions in Argentina and their impact on our financial condition, we will likely commence concurso proceedings. The filing of a concurso proceeding may result in a partial or total loss of your investment in our Existing Debt.

         From our formation through September 30, 2002, we received U.S.$875.1 million in equity contributions. During October 1997, we received a U.S.$500 million contribution as an advance on future share issues from a company controlled by the Grupo Clarin shareholders. The U.S.$500 million contribution was applied to the payment of the purchase price for interests in various cable companies, including the 50% interest in the VCC Group, the Bahia Blanca Systems and the Santa Fe Systems. This capital contribution from the Grupo Clarin shareholders was capitalized on April 7, 1998.

         Fintelco S.A. and its wholly-owned subsidiaries continue to be jointly owned by us and Cablevision and will continue operations with their remaining assets, Ps.5.6 million, and liabilities, Ps.84.9 million, at November 30, 2001, until the residual liabilities have been paid off. We and Cablevision have agreed to make capital contributions in Fintelco S.A., in proportion to our equity interests in that company, to enable VCC to discharge its remaining liabilities. Fintelco S.A. had a negative shareholders' equity as of November 30, 2001. Although until December 2003 there is an exemption, under the Argentine Commercial Companies Law, this could result thereafter in its dissolution, unless its capital is restored to the level required by the Argentine Companies Law. We and Cablevision S.A. each hold 50% of the equity of Fintelco S.A. and, in that proportion, we have undertaken to make the contributions required to pay the liabilities of Fintelco S.A. and its subsidiaries when due.

         Net cash (used in) provided by financing activities (excluding shareholders' contributions) amounted to Ps.(208.2) million for the year ended December 31, 2001, Ps.(38.3) million for the year ended December 31, 2000, and Ps.168.0 million for the year ended December 31, 1999, and Ps.(257.9) million for the nine-month period ended September 30, 2002. Cash provided by financing activities were proceeds from the issuance of our negotiable obligations, bank debt and seller financing, several of which remain outstanding.

         At September 30, 2002, our consolidated indebtedness was Ps.2,189.3 million (U.S.$568.4 million and Ps.63.6 million, including in each case accrued interest, and in the case of U.S.$ 568.4 million, seller debt). This indebtedness was comprised of:

          o    U.S.$37.6 million to holders of our 10 1/2% Series C Notes due
               2018,

          o U.S.$195.5 million to holders of our 9 1/4% Notes due 2002 and 10 1/2% Notes due 2007,

          o    U.S.$130.8 million to holders of our 13.125% Series E Notes due
               2009,

          o U.S.$144.0 million to holders of our Series J Floating Rate Notes due 2003,

          o    U.S.$56.9 million of accrued interest on our Existing Notes.

          o    Ps.63.6 million under bank debt, including accrued interest, and

          o    U.S.$3.6 million of seller financing.

         During the last quarter of 2001 and in January 2002, using the funds provided by the sale of our participation in DirecTV Latin America, LLC in August 2001, we applied U.S.$80.1 million to repurchase Existing Notes issued by us having face value of U.S.$211,148,000, obtaining a discount of U.S.$130,995,548.

         Between January 1, 1998 and December 31, 2001 we issued several series of negotiable obligations (including several of our Existing Notes), raising aggregate net proceeds of approximately U.S.$897.3 million. The difference between this figure and our current outstanding debt is due to the fact that certain of the issuances during that period came due and were paid in full at maturity. The net proceeds raised were applied primarily to repay debt incurred in connection with the purchase of cable television systems, other short-term bank debt and related costs and expenses.

         On February 1, 2002, we defaulted on the payment of principal and interest on our 9 1/4% Notes due 2002 and interest payments on our 10 1/2% Notes due 2007 due to the situation of the Argentine economy and the political and social crisis that resulted from the economic, exchange, and regulatory measures. For the same reasons, on February 26, 2002, we defaulted on interest payments on our Series J Floating Rate Notes due 2003, and on April 15, 2002, defaulted on interest payments on its Series C 10 1/2% Notes due 2018 and its Series E 13.125% Notes due 2009. See "Risk Factors--Risks Relating to Multicanal."

         We generated cash flows from operating activities of Ps.44.1 million for the year ended December 31, 2001, Ps.51.0 million for the year ended December 31, 2000, Ps.75.0 million for the year ended December 31, 1999 and Ps.172.7 million for the nine month period ended September 30, 2002. This increase in cash flows from operating activities for the nine-month period ended September 30, 2002 is primarily due to the non-payment of interest on the Existing Notes. We generated cash in sales of investments, net of cash used in acquisitions of cable systems, of Ps.317.5 million for the year ended December 31, 2001, and we used cash in acquisitions of cable systems and increase in goodwill and intangible assets of Ps.(7.5) million for the year ended December 31, 2000, Ps.(13.5) million for the year ended December 31, 1999 and Ps.(1.0) million for the nine month period ended September 30, 2002. This cash was used principally in capital expenditures in 1999, 2000 and 2001, and also to repay bank loans in 2001.

         Purchase of property and equipment (net of proceeds from sales) of Ps.46.9 million for the year ended December 31, 2001, Ps.86.5 million for year ended December 31, 2000, Ps.153.1 million for the year ended December 31, 1999 and Ps.8.1 million for the nine month period ended September 30, 2002, have been related to the continued construction, expansion and upgrading of our existing systems. From our formation through December 31, 2001, we increased our subscriber base through internal growth, by expanding our existing systems and increasing penetration of these systems. We have only minimal commitments to capital expenditures required by the terms of our operating licenses. We were required to bring our cable systems fully into compliance with municipal regulations relating to the installation of cables in several areas of the City of Buenos Aires Region by late 2002, and were required to do so in the City of Mar del Plata by November 2001. We are not in compliance with the City of Mar del Plata regulations as of the date hereof; the City of Mar del Plata is considering whether to extend the term granted by its ordinance. Although such ordinance does not provide for penalties to be imposed on non-compliant cable systems, the Justicia Municipal de Faltas (the Municipal Claims Court) may impose fines on us. If we have sufficient cash flow and financing is available at commercially attractive rates, we will upgrade our existing cable systems, including any network upgrades or modifications required by regulatory or local authorities. However, we cannot assure you that the term granted by the ordinance of the City of Mar del Plata will be extended to allow us to bring our cable system in that city fully into compliance.

         We have often financed acquisitions of cable systems directly with the sellers of the acquired companies. As of September 30, 2002, we owed an aggregate amount of U.S.$3.6 million in connection with these seller financings. All outstanding seller financing obligations that originally matured no later than June 30, 2002 have been renegotiated and will be paid 24 months from July 2002. In addition, as per an addendum to agreement related to the Uruguayan acquisition, dated November 2002, we renegotiated the financing obligations due in October 2002 through March 2003. See "The Company--Acquisitions of Cable Networks."

         As a result of the devaluation of the Argentine currency, at September 30, 2002, we recognized net loss in the amount of Ps.692 million in accordance with Argentine GAAP and a shortfall in consolidated working capital amounting to Ps.2,146 million. As indicated in Note 13 to the Unaudited Interim Financial Statements, losses by us have absorbed over 50% of capital and reserves. Although section 206 of the Argentine Companies Law establishes mandatory capital reduction in such situations, by means of Decree No. 1269/02 dated July 17, 2002, the Argentine government suspended enforcement of this regulation until December 10, 2003.

         At September 30, 2002, our cash position totaled Ps.95.3 million (U.S.$25.5 million). During the fourth quarter of 2002 we applied our cash flows from operating activities to working capital to ensure the continuity of our operations. During the fourth quarter of 2002, net revenues continued to decrease as compared to the same quarter of 2001, mainly due to a decrease in our subscriber base. Our Independent Auditors have indicated to us that, although no financial statements for the period subsequent to September 30, 2002, have been prepared as of the date hereof, we can expect that our net revenues for the months of October and November 2002 will decrease as compared to the same months in 2001, and our loss from operations for the months of October and November 2002 will increase as compared to the same months in 2001. See "-Recent Developments."

         We estimate our expenses related to the restructuring we have recently announced at approximately U.S.$8.1 million. We will also need to use approximately U.S.$20 million of the cash currently available to us to pay the purchase price in the cash tender offer we have recently announced if it is successful. We cannot assure you that we will generate sufficient cash flows from operations to sufficiently increase our cash on hand to pay the expenses relating to the restructuring when such expenses become due and to maintain sufficient liquidity to conduct our operations.

         The following table provides information on our bank and financial debt outstanding at September 30, 2002. Variable interest rates are based on effective rates at September 30, 2002. All amounts are presented in thousands.

         Bank and financial debt:

                                                      Currently
                                                         due          2003
                                                      ---------       ----

         U.S. dollars                                  420,792         --
         Fixed rate (average)                            11.1%         --
         U.S. dollars                                  144,000         --
         Pesos                                          63,329        241
         Variable rate (average)                          7.4%        14%

         We have not used financial instruments to hedge its exposure to fluctuations in foreign currency exchange or interest rates.

Income Taxes

         In accordance with previous Argentine tax regulations, the income tax was applied at a statutory rate of 33% on taxable income for each fiscal year. Effective December 31, 1998, the statutory corporate income tax rate in Argentina was increased by the tax reform enacted by the Argentine Congress from 33% to 35%, retroactive to January 1, 1998. See "Management's Discussion and Analysis--Other Factors Affecting our Results and Financial Condition--Tax Reform."

         Under Argentine law, each corporation within a group is independently liable for income taxes and, although we presented pre-tax accounting losses on a consolidated basis (net loss before income taxes) of Ps.276.4 million, Ps.301.9 million and Ps.289.9 million for the years ended December 31, 2001, 2000, and 1999, and Ps.687.3 million for the nine-month period ended September 30, 2002, some of our subsidiaries generated taxable income and paid income taxes. Under Argentine GAAP, income tax expense is generally recognized based upon the estimate of the current income tax liability. When income and expense recognition for financial statement purposes does not accrue in the same period as income and expense recognition for tax purposes, the resulting temporary differences are not considered in the computation of income tax expense for the period. Similarly, under Argentine GAAP, no deferred tax assets are recorded to reflect net operating loss carryforwards. Tax loss carryforwards in Argentina may be used for five years. In our case, Ps.6.5 million expire in 2002, Ps.99.3 million in 2003, Ps.117.7 million in 2004, Ps.141.1 million in 2005, and Ps.2.7 million in 2006. See Note 20(a) to the Audited Financial Statements included herein.

         In June 1998, the Argentine tax authorities notified VCC that it had failed to maintain adequate collateral with respect to certain deferred tax obligations generated by its investments in Sierras de Mazan S.A. under an industrial promotion regime. In consequence, the tax authorities demanded payment of approximately Ps.6.9 million and fines and interest accrued thereon. We and Cablevision caused VCC to institute administrative proceedings to challenge such decision. On April 8, 1999, the Administracion Federal de Ingresos Publicos ("Federal Administration of Public Revenues") reversed the decision previously rendered by the Argentine tax authorities confirming that the deferred tax obligations are properly collateralized.


                                   THE COMPANY

History and Development of the Company

         We are a corporation (sociedad anonima) organized under the laws of Argentina. Our business began in 1991 with the incorporation of Multicanal S.A. which offered basic cable services to the City of Buenos Aires. We were acquired by Clarin shareholders in October of 1992. Since then, we have become a leader in Argentina's cable television industry, through an acquisition policy that has allowed us to diversify the programming we offer and increase our market share. We have established foreign operations in Paraguay and Uruguay. Our charter documents provide that our corporate existence will continue until 2090, but this date may be extended by a resolution of our shareholders. Our registered office is located at Avalos 2057, (1431) Buenos Aires, Argentina, telephone 011-54-11-4-524-4700.

Business Overview

         We are a multiple system operator or MSO with operations in Argentina, Paraguay and Uruguay. A multiple system operator or MSO is a cable company that owns multiple cable systems in different locations under the control and management of a single, common organization. As of September 30, 2002, we served approximately 1,004,000 subscribers, of which approximately 870,800 reside in Argentina and the balance reside in neighboring countries. We own cable television systems in many of Argentina's most important regions and operate them through three regional clusters.

         We derive revenues primarily from monthly subscription fees for basic cable service. To a lesser extent, we also derive revenues from connection fees and advertising and from fees for premium and pay-per-view programming services and Internet services. See "The Company--Programming and Other Services."

         Substantially all of our operations, property and customers are located in Argentina. Accordingly, our revenues are primarily in pesos and our financial conditions and results of operation depends primarily on macroeconomic and political conditions prevailing in Argentina. Substantially all of our debt, however, is denominated in U.S. dollars. As a result of the severe economic crisis affecting Argentina since the fourth quarter of 2001, our debt burden became unsustainable. In February 2002 we suspended payment of our U.S. dollar denominated debt and focused our efforts on preserving the ongoing viability of our operations. Our first priority was to align our operating costs, to a large extent denominated in U.S. dollars, with our peso revenues. During 2002 we renegotiated various contracts to convert substantially all of our U.S. dollar denominated costs into pesos.

Business Strategy

         Our business strategy focuses on maintaining our position as one of the leading cable television companies in Argentina and, in the long-term, to position ourselves to become a provider of other cable-based services. As a cable television company, our goal is to continue offering high quality services and programming. In light of the deteriorating Argentine macro-economic environment, we have emphasized customer service and retention in our efforts to maintain our subscriber base.

         While in past years we have upgraded a significant part of our networks to maintain the highest technological standards throughout our cable systems and to expand programming alternatives and services, we are currently limiting the amount of annual capital expenditures to the minimum level required to continue providing the current level of services to our customers.

         We are continuously negotiating arrangements with programming providers to reduce programming expenses in line with lower revenues.

         We seek to differentiate ourselves from our competitors and reduce subscriber termination rates by focusing on the quality of our customer service, the strength of our brand name and the development of new cable products and services. Each of our operating regions is managed by a regional manager who is responsible for customer and technical service and who reports directly to our Chief Executive Officer. We believe that our flat operating structure enables us to respond effectively to our customers' needs.

         Our strategy has been consistently based on the premise that the continuation of our operations offers our creditors the best prospects for a recovery. To this end, our management has focused on the following measures:

         o  continuing to provide services to our customers;

         o  maintaining access to suppliers of programming;

         o  reducing expenses;

         o  renegotiating programming and other contracts;

         o  deferring non-essential capital expenditures; and

         o  reducing labor costs.

         Measures implemented in 2002 to further rationalize our operations and protect our operating margins included:

         o minimizing cable/network overlap and reusing equipment in other parts of the network,

         o  implementing incentives to retain and/or recover customers, and

         o requiring payment of a sign-up fee aimed at dissuading customers with insufficient financial means from subscribing to our services.

         Consistent with our focus on improving operating efficiency, we have consolidated our City of Buenos Aires Region, Greater Buenos Aires Southern Region and most of the Greater Buenos Aires Northwestern Region networks through the installation of fiber optic loops. This installation eliminated ten headends and allows us to serve all three regions through one headend. We have kept an additional headend in the region to ensure redundant capability in the event of a network impairment. See "Risk Factors--Risks Relating to the Cable Television Industry Generally."

Cable Networks

         Overview. We currently operate our cable systems in Argentina through three regional clusters. The following table shows subscriber and related data for all three operating regions as of September 30, 2002 and is based on information published by third parties and our internally generated market information:

                                                City of       Atlantic
                                                Buenos         Coast &
                                                 Aires         Central      Litoral
                                                Region         Region        Region       Total
                                             -----------    -----------    ---------    ---------
Total Households(1)                           3,294,220      1,070,280      728,400     5,092,900
Multicanal Homes Passed(1)(2)(3)              3,022,400      1,031,900      421,300     4,475,600
Multicanal Homes Passed/Total Households          91.7%          96.4%        57.8%         87.9%
Total Cable Subscribers(1)(2)                 1,179,700        398,100      275,400     1,853,200
Multicanal Subscribers(4)                       467,000        276,900      126,900       870,800
Multicanal Penetration(5)                         15.5%          26.8%        30.1%         19.5%
Multicanal Market Share(6)                        39.6%          69.6%        46.1%         47.0%
(1)  In areas where we operate.
(2)  Numbers rounded to nearest hundred. (3) Homes passed by our cable networks.
(4)  During the last quarter of 2002 the pace at which we have been losing subscribers appears to have decreased. We estimate subscribers lost during the period at approximately 30,000.
(5)  Our subscribers as a percentage of total homes passed.
(6)  Our subscribers as a percentage of total cable subscribers.

         City of Buenos Aires Region. This region consists of cable systems in the city of Buenos Aires, the greater Buenos Aires Southern and Northwestern Regions and the cities of La Plata, Berisso and Ensenada. Buenos Aires is the federal capital of Argentina and, together with the Buenos Aires metropolitan area, accounts for approximately 12 million inhabitants, representing approximately 35% of the total Argentine population. La Plata is the capital of the province of Buenos Aires, and Berisso and Ensenada are neighboring cities of La Plata. We serve approximately 467,000 subscribers in this region, with 3,022,400 homes passed and 10,800 miles of trunk and feeder cable. We have consolidated the City of Buenos Aires with the Greater Buenos Aires Southern Region, using fiber optic loops, and our systems have a capacity ranging from 450 MHz to 750 MHz, with approximately 60.4% of our systems in this region having 750 MHz capacity.

         Atlantic Coast and Central Region. This region consists of cable systems in ten major cities of the province of Buenos Aires, eight of which are on the Atlantic coast, including Mar del Plata and Bahia Blanca, seven of the largest cities in the province of Cordoba, the second largest province of Argentina in number of inhabitants, and two cities in the province of La Pampa. Our systems serve approximately 276,900 subscribers in this region, with approximately 1,031,900 homes passed and 4,900 miles of trunk and feeder cable. Approximately 52% of our systems have a capacity of 450 MHz in this region.

         Litoral Region. This region consists of cable systems in five cities in the province of Santa Fe, the third largest province of Argentina in number of inhabitants, one city in the province of Entre Rios, the city of Corrientes in the province of Corrientes, two cities in the province of Chaco and the city of Formosa in the province of Formosa. Our systems serve approximately 126,900 subscribers in this region, with 421,300 homes passed and 2,200 miles of trunk and feeder cable. Our systems have a capacity ranging from 350 to 750 MHz in this region.

         Network Architecture. Our strategy emphasizes high technological standards for our cable television systems. While in the past we have upgraded a significant part of our networks to maintain the highest technological standards throughout our cable systems and to expand programming alternatives and services, we are currently limiting the amount of annual capital expenditures to the minimum level in order to continue providing the current level of services to our customers. We use a FSA design to upgrade or rebuild our network because it permits bidirectional transmission. FSA network architecture is a design of cable network fiber trunks and coaxial cable extensions which connect programming headends to the distribution network and allow signals to flow both to and from headends and the distribution network.

         Our FSA network is made up of five levels.

         o Level 1. The first level consists of a principal headend and the fiber optic cable used to link it with the secondary or back up headends. This link has redundant capacity and enhances the reliability of our service.

         o Level 2. The second level, Optical Transition Node ("OTN"), consists of buildings equipped with the technology necessary to provide the different services we offer or plan to offer, as well as the fiber optic ring that links each of these buildings between themselves and with the principal headend.

            Each first level is composed of several second levels or OTNs. These two levels together form the backbone of our network. The VCC Group network was also built following this design in the City of Buenos Aires, Greater Buenos Aires and the City of Cordoba. This similarity has allowed us to integrate the acquired subscribers and network by linking the OTNs received in the division to our principal headend in each region.

         o Level 3. The third level consists of the fiber optic cable that links the OTNs with "nodes." These nodes are equipped with optical signal receivers. Each node converts optical signals to electrical codes which are transmitted by coaxial cable to subscribers' homes. The design of our nodes permit each node to be further subdivided into four, increasing the number of homes that may be passed without significant additional investment.

         o Level 4. The fourth level consists of a coaxial cable network that covers the serving area. The serving area includes the cable network to, but does not include the connection with, the homes passed. This network is fed by the fiber optic cable and the optical signal receiver of the third level. The coaxial cable used in the upgrade or rebuilding of our network is mostly 750 MHz.

         o Level 5. The fifth level consists of taps into the coaxial cable network for the direct connection to the subscribers.

         Our network architecture creates a flexible network that can be used as a platform for additional services and products, including cable modems for Internet access and telephony services. It allows us to:

         o  monitor our networks,

         o  offer approximately 80 analog channels,

         o offer approximately 100 digital channels (assuming a 6-to-1 ratio), and

         o  offer additional premium and pay-per-view services.

         Currently, approximately 31.7% of our network has a capacity of 750 MHz. As a result of the economic instability and cash flow restrictions affecting our business, we have limited our capital expenditures to the minimum required to continue providing services to our customers.

Acquisitions of Cable Networks

         At the time we began operations in 1991, the Argentine cable television industry was highly fragmented and comprised of two large operators, Cablevision and VCC, and more than 1,500 small and medium-size operators. Since our creation, we have followed a systematic approach in acquiring, consolidating and operating cable television systems, selected on the basis of their subscriber base, location, operational characteristics and growth prospects. Since our inception through December 31, 2001, we completed 121 acquisitions, adding approximately 1,242,400 subscribers to our subscriber base.

         We have improved the operating performance and cash flow of the acquired cable television systems by:

         o  consolidating them into regional clusters,

         o  eliminating duplicative personnel and office locations,

         o  creating regional customer service centers and headends, and

         o  centralizing corporate support functions.

         In addition to our acquisition strategy, we have sought to increase our subscriber base by extending the number of homes passed by our systems. We have also sought to increase our penetration rates by promoting a distinct image of high quality programming and superior customer service. Since the beginning of our operations in 1991 through December 31, 2001, we have added approximately 59,100 new subscribers to our existing cable systems through internal growth after taking into account the decrease in our subscriber base over the same period. In 2001, approximately 70,000 subscribers left our cable systems, while during the nine-month period ended September 30, 2002, we lost approximately 297,400 subscribers, mainly due to the continued slowdown of the Argentine economy.

         We have restructured our corporate organization on six occasions to rationalize and streamline our operations. Several regulatory approvals required in connection with these corporate reorganizations are currently pending. See "The Company--Regulatory Overview".

         On June 22, 2001 our shareholders approved the merger agreement entered into with Plataforma Digital S.A., Red Argentina S.A., Radio Satel Sociedad Anonima, Cable Espacio del Buen Ayre S.A., Video Cable Norte S.A., Television por Cable S.A. and Cablevision Corrientes Sociedad Anonima. This corporate reorganization, once approved, will be effective as of January 1, 2001. We have complied with all necessary legal requirements and have submitted the agreement to the CNV for its approval. We expect the CNV to grant its approval and to submit the merger agreement to the IGJ, for its approval and registration. The CNV has not yet granted its approval because it is awaiting the IGJ's registration of the previous mergers.

         Finally, although we have completed all legal requirements necessary to finalize all merger processes, we have yet to receive the approval for some of the mergers from the IGJ.

Recent Acquisitions

         As a result of acquisitions during 1997, Fintelco S.A. and VCC continue to be jointly owned by us and Cablevision and will continue operations with their remaining assets, Ps.5.6 million, at November 30, 2001, and liabilities, Ps.84.9 million, at November 30, 2001, until the residual liabilities have been paid off. We and Cablevision agreed to make capital contributions in Fintelco S.A. in proportion to each of our respective equity interests in Fintelco S.A. to enable VCC to discharge its remaining liabilities, including any contingent liabilities arising from court actions or claims initiated or filed before July 1, 1998, which remain in VCC. In an April 30, 1998 agreement, we and Cablevision agreed to assume any contingent liabilities arising out of court actions or claims initiated or filed after June 30, 1998 relating to employees, assets or operations allocated to either of them, except for administrative and criminal proceedings and personal injury claims arising from events that occurred before July 1, 1998 and initiated after June 30, 1998. These claims will be assumed by us and Cablevision in equal parts.

         We divided the subscribers, assets and liabilities of the VCC Group and the Santa Fe Systems as of July 1, 1998. As a result, we have effected the physical division of the assets of those systems and, since July 1, 1998, we have had effective control of the operations and assets transferred to us. All legal requirements to cause our division of the subscribers, assets and liabilities of the VCC Group and the Santa Fe Systems to become effective under Argentine law have been completed. The approvals from Comfer and the IGJ are still pending. We expect Comfer and the IGJ to grant their approvals during 2003. See "--Regulatory Overview."

         On October 27, 2000, we acquired 49% of the capital stock of Dorrego Television S.A. and of Cable Video Sur S.R.L. (two systems in Coronel Dorrego, Province of Buenos Aires) for a total price of U.S.$1,312,000, of which U.S.$1,150,000 was paid in cash on such date and the balance, U.S.$162,000 on October 26, 2001. On December 15, 2000, we acquired the remaining 51% of Dorrego Television S.A. and Cable Video Sur S.R.L. The price of such transaction was U.S.$1,292,500, of which U.S.$220,000 was paid in cash and the balance in 13 installments of U.S.$82,500 each, the last of which was paid on December 17, 2001. The interests we acquired in Cable Video Sur S.R.L. were subject to certain liens as security for amounts due by the seller to the former owners. Pursuant to an agreement dated October 15, 2002, we assumed from the seller the outstanding liabilities amounting to Ps.250,000 to former shareholders of Dorrego Television S.A. and we agreed to discharge this debt in 30 monthly installments determined by reference to a formula based on the basic subscription fee charged in Coronel Dorrego. On December 15, 2002, we entered into an agreement whereby we assumed from the seller liabilities owed to former co-owners of Cable Video Sur S.R.L. The seller's liabilities were guaranteed with a pledge of 99% of the quotas of Cable Video Sur S.R.L. In connection with this agreement, we agreed to pledge the shares of Dorrego Television S.A. in exchange for a release of the pledge of the quotas of Cable Video Sur S.R.L. This is intended to facilitate the conversion of Video Cable Sur S.R.L. into a sociedad anonima and the contribution of its shares into Dorrego Television S.A. We also agreed to pay Ps.829,641 in 39 monthly installments and six semi-annual installments.

         On November 10, 2000, Plataforma Digital S.A. ("Plataforma"), a company merged with us effective January 1, 2001, and Grupo Clarin S.A. entered into a share sale agreement with DirecTV Latin America, LLC, one of the shareholders of Galaxy Entertainment Argentina S.A. ("GEA"), whereby Plataforma was entitled to sell its 51% participation in GEA in exchange for approximately 4% investment in DirecTV Latin America, LLC and a purchase option (the "Operation"). The consummation of the Operation was subject to the satisfaction of certain conditions precedent. The Operation was consummated on April 30, 2001 and consequently we transferred to DirecTV Latin America, LLC our entire participation in the capital stock of GEA in exchange for a 3.97% interest in DirecTV Latin America, LLC. In August 2001, we transferred our interests in DirecTV Latin America, LLC to an affiliate for U.S.$150 million. See "Management's Discussion and Analysis--Liquidity and Capital Resources" and "Major Shareholders--Related Party Transactions."

         On September 7, 2001, pursuant to a Trust Agreement the minority shareholders in Tres Arroyos Televisora Color S.A., transferred all of their equity interests representing 38.58% of the capital stock, in favor of the trustee, Mr. Jose Maria Saenz Valiente (h). During the life of the trust, the trustee is required to vote the shares assigned in trust in accordance with our instructions, as beneficiary of the trust. The stock being held in trust is gradually transferred to us as trust beneficiary provided it pays Ps.42,876 per month to the trustee over a ten-year period. Amounts paid to the trust are distributed to the former minority shareholders of Tres Arroyos Televisora Color S.A., in accordance with the terms of the Trust Agreement. The trust will be revoked if we were to fail to pay any installment.

         As of September 30, 2002, the trustee transferred 926 shares to us under the Trust Agreement. The share ownership after the transfer is as follows: we own 15,666 shares representing 65.28% of the capital stock and Fideicomiso Tres Arroyos Televisora Color S.A. owns 8,334 shares representing 34.72% of the capital stock.

Foreign Operations

         Uruguay. On May 2, 1997, through our wholly-owned subsidiary Adesol S.A., we acquired 75% of Telemas S.A., a company that provides programming and management services to UHF systems and to another seven cable operators in Uruguay. Telemas S.A. receives a fee for its programming and management services. This fee accounts for approximately 90% of the monthly billing generated by each cable operator. On July 15, 1999, we caused Adesol S.A. to acquire the remaining 25% of Telemas S.A. and we agreed to pay U.S.$12.4 million in six semiannual installments, the first four of which were due and paid on December 15, 1999, June 15 and December 15, 2000, and June 15, 2001 (the December 31, 2001 payment had been made in advance). We have not yet paid the final installment due June 15, 2002. This installment has been renegotiated and will be paid 24 months from July, 2002. As per an addendum dated November 2002, we have partially renegotiated the financing obligations due in October 2002 through March 2003. Until this installment has been paid, we are restricted from selling Adesol S.A. and Telemas S.A. As a result of the acquisition, the aggregate number of subscribers served by us in Uruguay is approximately 83,600 as of September 30, 2002. In the city of Montevideo, the UHF system served by Telemas offers eight channels and competes with other cable systems offering more than 30 channels. There is no exclusivity. We cannot assure you that the UHF system will be able to compete with the cable systems successfully in the future.

         Paraguay. We own the following Paraguayan companies:

         o Cablevision Comunicaciones, which provides cable television services in Paraguay;

         o TVD, which provides UHF services in Paraguay and, together with Cablevision Comunicaciones, served approximately 50,000 subscribers and had an estimated market share of 76.8% as of September 30, 2002; and

         o two companies that conduct operations related to television services in Paraguay.

         Brazil. In 1997, we participated through a special purpose joint venture with Dagaba Participacoes Ltda., a member of Grupo Bozano Simonsen, in the auction of several cable television licenses in Brazil. The joint venture was awarded licenses in Brasilia, Recife and Santa Barbara de Oeste, but only retained the license in Recife. Effective April 5, 1999, we sold our interest in the joint venture to Dagaba Participacoes Ltda. The transfer remains subject to the approval of the Brazilian telecommunications agency. The transfer request has not been presented to Anatel (the Brazilian regulatory authority) as of the date hereof because the license requires a minimum operating period of 18 months prior to presentation. Therefore, the sale of our interest to Dagaba Participacoes Ltda. has not been approved as of the date hereof. The joint venture began deploying its network in Recife during June 2001, starting the running of the 18-month period, after having won approval for the use of pole space from the local power company.

         The following table is based on information published by third parties and our internally generated market information and sets forth certain information relating to our cable television systems within Paraguay and Uruguay as of September 30, 2002:

                                                       Paraguay        Uruguay
                                                       --------        -------
Total Households(1)(2)                                  341,000        527,000
Multicanal Homes Passed(1)(2)(3)                        327,300        520,000
Homes Passed/Total Households                             96.0%          98.7%
Total Cable Subscribers(1)(2)                            64,600        207,600
Multicanal Subscribers(1)                                49,600         83,600
Multicanal Penetration(4)                                 15.2%          16.1%
Multicanal Market Share(5)                                76.8%          40.3%
(1) Numbers rounded to nearest thousand.
(2) In areas where we operate. (3) Homes passed by our cable networks.
(4) Our subscribers as a percentage of total Multicanal homes passed.
(5) Our subscribers as a percentage of total subscribers.

Programming and Other Services

Programming

         We purchase basic and premium programming from more than 20 program suppliers, including Grupo Clarin. Several programming suppliers have agreed to provide us volume discount pricing structures because of our growth and market share. Due to the current macro-economic situation in Argentina, growing inflation beginning in January 2002, and higher gross churn rates, the terms of our programming contracts, which in the past generally ranged from 24 to 36 months and were typically based on a flat fee, are now being renewed for an average period of six months with varying fees. On April 25, 2002, we resumed transmission of CNN, which had been temporarily suspended while the programming contract was renegotiated in light of the recent macro-economic situation in Argentina. We and the programming supplier, TBS, reached an agreement which is subject to amendment or termination in the event that devaluation or the cumulative official inflation rate increase by a certain percentage. Accordingly, we cannot assure you that we will be able to continue providing TBS content such as CNN if the macro-economic situation in Argentina worsens significantly. Some of our programming arrangements are with affiliates of our parent company, Grupo Clarin S.A. Most of the programming contracts are subject to negotiated renewal in the event that the Argentine peso is devalued to a certain level against the U.S. dollar. As a consequence of the recent changes imposed by the Public Emergency Law, many of the contracts are being renegotiated. Our programming costs expressed as a percentage of net revenues were 32.5% for the nine month period ended September 30, 2002, as compared to 28.3% for 2001, 26.5% for 2000 and 25.3% for 1999. Total programming costs are largely comprised of costs of programming in key categories like sports and movie channels. Programming costs for sports channels (including payments made to a joint venture in which our shareholder Grupo Clarin owns a 50% interest) are approximately 40% of total programming costs. Programming costs for movie channels are approximately 30% of total programming costs.

Basic Service

         Throughout most of Argentina, we offer subscribers a uniform basic service plan at an average monthly fee of Ps.37.6 at September 30, 2002. The basic service provides between 42 and 68 channels to our subscribers, depending on the capacity of the local networks. We divide our programming services into categories, including movies and television series, news, sports, children's programming, women's programming, music, over the air and general interest/other.

         The following table sets forth information regarding the programming we offer customers through many of our systems:


      Programming Service         Origin     Language       Programming Service        Origin      Language
-----------------------------   ---------    --------    -------------------------    ---------    ---------
MOVIES AND TELEVISION SERIES                             MUSIC COUNTRY                U.S.A.       Spanish
CINE CLICK                      Argentina    Spanish*    OVER THE AIR
I-SAT                           Argentina    Spanish     ARTEAR                       Argentina    Spanish
SPACE                           Argentina    Spanish     AMERICA                      Argentina    Spanish
FILM & ARTS                     Argentina    Spanish     ATC                          Argentina    Spanish
UNISERIES                       Argentina    Spanish     AZUL TELEVISION              Argentina    Spanish
VOLVER                          Argentina    Spanish     TELEFE                       Argentina    Spanish
CINECANAL                       U.S.A.       Spanish*    GENERAL INTEREST/OTHER
FOX                             U.S.A.       Spanish     PLUS SATELITAL               Argentina    Spanish
HALLMARK                        U.S.A.       Spanish*    METRO                        Argentina    Spanish
SONY ENTERTAINMENT              U.S.A.       Spanish*    GOURMET.COM                  Argentina    Spanish
ACTION ZONE                     U.S.A.       Spanish     CANAL RURAL                  Argentina    Spanish
TNT                             U.S.A.       Spanish     INFINITO                     Argentina    Spanish
USA NETWORK                     U.S.A.       Spanish     MAGAZINE                     Argentina    Spanish
THE FILM ZONE                   U.S.A.       Spanish*    GUIA EN PANTALLA             Argentina    Spanish
THE WARNER CHANNEL              U.S.A.       Spanish*    THE HISTORY CHANNEL          U.S.A.       Spanish
EUROPA-EUROPA                   Argentina    Spanish     TV 5                         France       French
MGM                             U.S.A.       Spanish     DEUSTCHE WELLE               Germany      German
AXN                             U.S.A.       Spanish     ANTENA 3                     Spain        Spanish
NEWS                                                     ALEF NETWORK                 Israel       Hebrew
CVN                             Argentina    Spanish     RAI                          Italy        Italian
TODO NOTICIAS                   Argentina    Spanish     EL CANAL DE LAS ESTRELLAS    Mexico       Spanish
CNN INTERNACIONAL               U.S.A.       English     TVE ESPANA                   Spain        Spanish
CNN SPANISH                     U.S.A.       Spanish     DISCOVERY                    U.S.A.       Spanish
CANAL 26                        Argentina    Spanish     MUNDO OLE                    U.S.A.       English
CRONICA TV                      Argentina    Spanish     E! ENTERTAINMENT TELEVISION  U.S.A.       Spanish*
SPORTS                                                   ARGENTINISIMA                Argentina    Spanish
TYC SPORTS                      Argentina    Spanish     ANIMAL PLANET                U.S.A.       Spanish
MULTIDEPORTES                   Argentina    Spanish     NUEVA IMAGEN                 U.S.A.       Spanish
ESPN                            U.S.A.       Spanish     LOCOMOTION                   U.S.A.       Spanish
FOX SPORTS                      U.S.A.       Spanish     BLOOMBERG TV                 U.S.A.       Spanish
ESPN INTERNACIONAL              U.S.A.       Spanish     GALICIA TV                   Spain        Spanish
CHILDREN'S PROGRAMMING                                   EDU CABLE                    Argentina    Spanish
FOX KIDS                        U.S.A.       Spanish     PEOPLE & ARTS                U.S.A.       Spanish
BOOMERANG                       U.S.A.       Spanish     CANAL A                      Argentina    Spanish
MAGIC KIDS                      Argentina    Spanish     DISCOVERY HEALTH             U.S.A.       Spanish
CARTOON NETWORK                 U.S.A.       Spanish     NATIONAL GEOGRAPHIC          U.S.A.       Spanish
NICKELODEON                     U.S.A.       Spanish     BBC WORLDWIDE                U.K.         English
DISCOVERY KIDS                  U.S.A.       Spanish     PREMIUM CHANNELS
WOMEN'S PROGRAMMING                                      MOVIE CITY                   U.S.A.       English
FASHION TV                      Argentina    Spanish     CINE CANAL 2                 U.S.A.       English
UTILISIMA SATELITAL             Argentina    Spanish     HBO                          U.S.A.       English
GEMS TELEVISION                 U.S.A.       Spanish     CINEMAX                      U.S.A.       English
MUSIC                                                    TURF                         Argentina    Spanish
MUCH MUSIC                      Canada       Spanish     VENUS                        Argentina    Spanish
SOLO TANGO                      Argentina    Spanish     PLAYBOY                      U.S.A.       Spanish
MTV                             U.S.A.       Spanish

-----------------
* Includes programming in English with Spanish subtitles.

Premium and Pay-Per-View Services

         We were the first Argentine cable operator to develop and offer premium channels in Argentina. Currently we offer premium services in all the regions in which we operate. Our premium services include programming dedicated to live soccer, movies and adult programming. As of September 30, 2002, the penetration rate of the movie and adult programming premium service was approximately 10.5%.

         To receive premium programming, subscribers pay an incremental monthly fee which ranges from Ps.5 to Ps.70. To receive the service, premium subscribers must either rent or purchase from us an addressable set top unit or utilize readily available low quality decoding devices known as traps. Approximately 95,200 set tops are currently in use by our subscribers. We purchase addressable set top units with the capability of decoding audio and video signals, and we are implementing a plan to aggressively market these units to our subscribers.

         Set top units also have the capacity for pay-per-view service. We have introduced pay-per-view programming to subscribers with set top units, including sports events and movies. Subscribers can elect to receive both individual events and a series of events through the pay-per-view service.

         We were the first to launch a weekly live soccer program, El Clasico del Domingo, which is now available in all of our systems either as a premium channel at an average monthly premium fee of Ps.13.72, or as a pay-per-view service in the regions where we have introduced addressable technology. Since August 2001, we have also offered El Quinto Partido, a second weekly live soccer program. El Quinto Partido is offered together with El Clasico del Domingo in a single premium package called Super Domingo. It is offered either as a premium service at an average monthly premium fee of Ps.21.32 at September 30, 2002, or as a pay-per-view service in those regions where addressable technology has already been implemented. We estimate that the soccer premium service has achieved a 5.7% penetration rate within our subscriber base.

         We have targeted the enhanced revenue opportunities associated with premium service and have been working with other cable operators and cable programming providers to create additional premium tiers by adding new premium channels. We can give no assurance that this type of tiering will be accomplished, since creating additional premium tiers requires industry-wide cooperation and agreement.

Other Services

         We currently provide Internet high-speed access through one-way and two-way cable modems, testing the service with approximately 2,800 subscribers in areas where we have deployed our FSA network. We charge an up-front fee of Ps.50.0 or Ps.130.0 for the installation of cable modems (depending on the service) and Primera Red Interactiva de Medios Argentinos (Prima) S.A., a company owned and controlled by our shareholders, provides Internet service to our subscribers for a monthly fee of Ps.49.9 (plus value-added tax) for Internet access through one-way cable modems and Ps.79.9 (plus value-added tax) for Internet access through two-way cable modems at September 30, 2002. We have entered into a revenue-sharing agreement with Prima pursuant to which we currently receive 50% of the monthly fees charged by Prima to our subscribers for Internet services.

         Additionally, we are offering, together with Prima, a dial-up Internet package for a monthly fee of Ps.13.7 (plus value-added tax) at September 30, 2002.

Advertising Revenue

         We also provide advertising services. These services accounted for 1.8% of our net revenues in the nine-month period ended September 30, 2002, 2.6% of our net revenues in 2001, 2.7% of our net revenues in 2000, and 3.6% of our net revenues in 1999. We develop cable television advertising services as a means to increase our net revenues.

Marketing and Customer Service

         We seek to differentiate ourselves from our competitors on the basis of the strength of our brand name, and our focus on the quality of our customer service.

The Multicanal Brand Name

         We have taken and continue to take action to promote our corporate image with the public and increase consumer awareness of our brand name. We began trademarking the names of our cable television operations in 1994. Most of our operations, except for those in Paraguay, Uruguay and certain areas in the Province of Buenos Aires, operate under our brand name. We continued to expand the use of our brand name throughout Argentina during 2002, except in several regions in the interior where we utilize shared branding between well-regarded local trademarks and our trademark.

         We employ advertising in a variety of forms to increase our brand awareness and customer recognition. These forms include:

         o advertising in print media including both national and local newspapers and magazines,

         o  publishing a monthly programming guide for our subscribers,

         o  advertising on national and local radio stations,

         o  advertising on our cable systems,

         o  advertising on billboards,

         o sending mailings to subscribers and non-subscribers offering special promotions,

         o our "Attention Centers" which are designed to be both sales centers and customer service centers, and

         o  other advertising campaigns.

         Since 1996, we have maintained a website, http://www.multicanal.com.ar, to provide programming news and financial information on us.

Superior Customer Service

         We have licensed a subscriber management software system from CableData International Ltd., a software company specializing in subscriber management applications for cable system operators. We have fully implemented this system in most regions of Argentina where we operate, and believe that this technology enabled us to centralize subscriber data and manage account information more efficiently, respond more quickly to customers' needs and measure the effectiveness of customer service and retention initiatives.

Billing and Subscriber Management

         Our billing system was centralized in the regions and cities where we have deployed the subscriber management software system licensed from Cable Data International Ltd. In all other regions where we operate, our billing systems are decentralized. Subscribers receive a bill issued by our regional administrative office in their home area. We bill all of our subscribers in advance for monthly basic cable service. Subscribers are given 30 days from the date of issuance to pay their bills without penalty. As of September 30, 2002, an average of 79% of our subscribers pay their bills within this period. We seek to enforce a strict disconnection policy. If subscribers do not pay their bills within the first 30 days, they receive a letter and, in most cases, a telephone call indicating that their account is overdue. We repeat this process if we do not receive payment after the expiration of the next monthly billing cycle. In the third month, we no longer mail either a bill or the monthly programming magazine to the subscriber and, if payment is not received within this period, we disconnect the subscriber as soon as practicable after the expiration of this period. Our efforts to improve customer retention and collections in 2002 have resulted in a reduction in the lag between invoicing and collection and, accordingly, a decrease in our charges for doubtful accounts.

Management of Churn

         Churn means subscriber termination. We determine our churn rate by calculating the total number of disconnected cable television customers over a given period as a percentage of the initial number of cable television customers for the same period. We experienced a favorable trend in our churn rates from 1997 to 2000, with our annual gross churn rates averaging approximately 29.7% in 2000, 30.9% in 1999, 30% in 1998, and 37% in 1997. However, our annual gross churn rate averaged 32.4% in 2001 and 47.8% in the nine-month period ended September 30, 2002, with a net loss of approximately 297,400 subscribers during the nine-month period ended September 30, 2002.

         The historical average annual gross churn rate for U.S. cable operators has been between 25% and 30%. We believe that our higher churn rates in comparison with U.S. cable operators have been principally due to the continued slowdown of the Argentine economy that started in 1998, an increase in the value-added taxes imposed on cable television services and the loss in the purchasing power of the Argentine peso generated by high inflation rates during 2002, together with the increase in prices of basic and premium services.

         Despite high gross churn rates, in the past our subscriber base grew, resulting in a net internal growth of 59,100 subscribers since our inception through December 31, 2001, after taking into account the decrease in our subscriber base over the same period, including approximately 70,000 net subscribers that left our cable systems in 2001. This figure does not include 35,700 subscribers corresponding to our Brazilian operations sold in December 1996 and 38,000 of our operations in Mendoza sold in October 1997.

         To reduce our churn rate and to address associated risks, such as the difficulty in collecting receivables, we pursue a vigorous customer service and retention policy. This policy contributed to our reduction of our annual gross churn rate between 1995 and 2000. In addition, in April 2002, we instituted an initial activation fee for new subscribers in an effort to reduce churn. However, we cannot assure you that we will be able to maintain the prior reduction in churn in light of the macro-economic situation that continues to affect Argentina. See "The Company--Marketing and Customer Service."

Competition

         The pay television business in Argentina is very competitive. We face competition from other cable television operators and providers of other television services, including direct broadcasting, DTH and MMDS services. As a result of the non-exclusive nature of our licenses, many of our cable systems have been overbuilt by one or more competing cable networks. This has led to aggressive price competition and marketing programs to encourage subscribers to switch networks. Free broadcasting services are currently available to the Argentine population from four privately-owned television networks and their local affiliates and one state-owned national public television network.

         Although the Argentine cable industry, with over 700 operators, is highly fragmented, it is dominated by two MSOs, us and Cablevision, which compete primarily on the basis of customer service and brand recognition. A third MSO, Telecentro, S.A., entered the market in 1999 in the City of Buenos Aires region, using an aggressive pricing policy. We believe that for the time being the adverse impact of this competitor has been less significant for us than for the other MSO. As of September 30, 2002, our penetration rate in the Argentine cable market (measured by subscribers) was approximately 19.5%. Among the cable systems, competition is based primarily on:

         o  price,

         o  programming services offered,

         o  customer satisfaction, and

         o  quality of the system.

         We believe that we are able to compete efficiently against other providers of pay television services on each of these counts. We also seek to attract and retain customers through our vigorous customer service policies. See "The Company--Marketing and Customer Service."

         MMDS. MMDS, often referred to as wireless cable, is a cable distribution technology based upon a microwave transmission system which operates from a headend, consisting of a satellite receiver or other equipment. Programming is then transmitted by microwave transmitters from an antenna located on a tower or on top of a building to a small receiving antenna located at a subscriber's premises, where the encoded microwave signals are decoded. Although establishing an MMDS network is less capital intensive than constructing a cable television network, we believe that cable television has a number of competitive advantages over MMDS:

         o MMDS transmissions cannot be received in "shadowed" areas where microwave transmission is blocked by terrain, buildings or other physical objects. In some cases, however, signal blockages may be overcome through the use of low power signal repeaters which retransmit an otherwise blocked signal over a limited area.

         o MMDS has limited channel capacity, lower reliability and lower quality of signal.

         We provide MMDS service in the cities of Mar del Plata and Tres Arroyos and serve approximately 2,000 MMDS subscribers in these areas. There are presently approximately 200 MMDS operators serving approximately 60,000 subscribers in Argentina.

         DTH. DTH systems use high power satellites to deliver signals to satellite dish antennae at homes, hotels and apartment buildings. In comparison to MMDS signals which are locally transmitted, a DTH satellite footprint can cover large land areas. High frequency Ku-Band DTH technology, which permits the use of a smaller satellite receiver dish of 60 centimeters, offers more channels and better picture quality than C-Band DTH technology. DTH Service in Argentina is regulated by the Broadcasting Law 22,285 of September 15, 1980 .

         At present, only two companies, TDH S.A. and DirecTV Latin America, LLC provide DTH services in Argentina. A third company that formerly provided such services, Sky Latin America, announced on June 10, 2002, that it would cease operations in Argentina as of July 10, 2002 due to the economic crisis in Argentina. The first of the two companies presently providing such services, TDH S.A., offers approximately 24 video channels to its approximately 6,000 subscribers. On March 26, 2000, TDH S.A. initiated proceedings to determine the composition of creditors prior to an adjudication in bankruptcy. The second, DirecTV Latin America, LLC, is a consortium comprised of Hughes Communications, Inc., a division of the Hughes Electronics subsidiary of General Motors Corporation and the Cisneros Group. DirecTV Latin America, LLC began offering services in Argentina in June 1998 through an affiliate, Galaxy Entertainment Argentina S.A., in which Grupo Clarin S.A. had a majority interest of 51% through its wholly-owned subsidiary Plataforma Digital S.A. Plataforma Digital S.A. was merged into us on January 1, 2001, and on April 30, 2001 we transferred to DirecTV Latin America, LLC its interest in Galaxy Entertainment Argentina S.A. in exchange for a 3.97% investment in DirecTV Latin America, LLC. On August 24, 2001, we transferred all of our interests in DirecTV Latin America, LLC and certain contractual rights related thereto to Raven Media Investments, LLC, a company organized under the laws of the state of Delaware and wholly-owned by Grupo Clarin S.A., for U.S.$150,000,000.

         DTH service in Argentina may grow throughout the country over the next five years, primarily in rural areas where there are no cable networks. Although we believe that cable television has advantages over DTH because cable television does not require the subscriber to bear the up-front cost for the purchase of an outdoor reception dish and related hardware necessary for DTH, we cannot assure you that DTH will not in the future, become a significant competitor in Argentina's pay television market.

Regulatory Overview

         The installation and operation of cable television service in Argentina is governed by the Broadcasting Law as amended and related regulations. The cable television industry is principally regulated and supervised by Comfer but also falls under the jurisdiction of the CNC, for matters related to installation of cable services and compliance with technical regulations. The Secretaria de Prensa supervises Comfer and reports directly to the Executive Branch. It also supervises the general enforcement of the Broadcasting Law and the regulatory framework for the industry.

         Comfer has the authority to:

         o grant operating licenses on a non-exclusive basis and extend the term of these licenses,

         o approve the shareholders of licensed companies and the transfer of shares or other ownership interests in licensed companies,

         o  supervise the cultural, artistic and legal content of programming,

         o  approve amendments to the by-laws of licensed companies, and

         o impose penalties on licensed companies in the form of fines, suspension of advertising and the revocation of licenses (see "Legal Matters--Regulatory Proceedings" below).

         Rates charged by cable television companies are not presently regulated.

         As a condition to obtaining a broadcast license, a cable operator must demonstrate that it has received permission to utilize municipal airspace from the relevant municipality and that it has obtained the rights to install poles that will carry the cable. The CNC must then approve the operator's technical plans for installation of cable service.

         The CNC monitors compliance with technical regulations related to installation of the cable service through its surveillance of the use of the broadcasting spectrum and the granting of frequencies.

         Cable television companies in Argentina are required to obtain a non-exclusive broadcasting license from Comfer in order to carry and distribute programming over their cable networks. Comfer licenses have an initial 15-year term. At the end of this term, the licensee may apply for a one time ten-year extension. Comfer must approve any license extension. To do so, Comfer determines whether the licensee complied with the terms and conditions set forth in the Broadcasting Law.

         We have applied for an extension of the initial term of some licenses. Although some of these extensions were not timely filed, we nevertheless expect to be granted these extensions. The extension of the rest of the licenses will be timely filed thirty months prior to their expiration, in accordance with the Broadcasting Law. We can give no assurance that we will receive any of these extensions. In addition, the Broadcasting Law provides only for a one time ten-year extension and does not provide for subsequent renewals when such term expires. As a result, once the additional ten-year term elapses we may be forced to apply for new licenses, and we cannot assure you that such licenses will be granted. At December 31, 2002 the weighted average remaining life of our licenses was 10.55 years, based on the number of subscribers and the assumption that a ten-year extension will be granted in all cases. The weighted average remaining life of our licenses based on the number of subscribers assuming that no ten-year extensions will be granted was 0.55 years at December 31, 2002. In the event that Comfer denies us an extension of a license in a specific area, we must cease operations in such area, seek to acquire a company that has a valid broadcasting license for the area or apply for a new license in our own name. We cannot assure you that there will be a cable company with a valid license operating in such area, that we will be able to acquire such a cable company, or that if we apply for a new license in our name, that such licenses will be granted.

         Please note that due to an injunction imposed by a federal judge investigating the Comfer's practices, including with respect to the granting of cable television licenses in recent years, the Comfer is currently prevented from granting new licenses or extensions; we cannot assure you if or when the Comfer will reinitiate these activities.

         In addition, due to the various corporate reorganizations we have undergone, several licensee operating companies have been merged into us. In cases where operating companies merged into us hold licenses for areas where we already hold a license and we are not legally allowed to keep both licenses. Thus, we have elected in most cases to keep in force the license with the longest remaining period of life, but we cannot guarantee that Comfer will approve our choice to do so. Broadcasting licenses are transferable upon approval by Comfer and subject to compliance with the regulatory conditions set forth in Resolution No. 870/93.

         Comfer issues broadcasting licenses upon a review of several qualifications of the applicant and its shareholders and partners. Under Section 45 of the Broadcasting Law, a licensee's shareholders and partners must:

         o be Argentine nationals that do not have corporate, legal or other affiliations with foreign media or broadcasting entities,

         o  have good moral qualifications and no criminal record,

         o  possess financial capabilities of which evidence is presented, and

         o not be a judge, legislator, public official or a member of the Armed Forces.

         In addition, in the event one or more of the licensee's shareholders is a corporation, the corporate shareholder must be duly organized and the members of its board of directors must meet the conditions set forth above, except that the directors of the corporate shareholder are not required to show financial capability.

         Section 46 of the Broadcasting Law establishes that licensed companies may not be affiliates, subsidiaries or under the control of foreign persons. An exception to the nationality requirement set forth in Section 45 exists for U.S., Italian and French corporations and persons under bilateral treaties between Argentina and each of these countries. Resolutions 350/95, 0008/96 and 1323/96 provide the qualifications and conditions these U.S., Italian and French corporations and companies must fulfill. These treaties grant persons of other nationalities non-discriminatory treatment with Argentine nationals with respect to investments in Argentina.

         Finally, Section 45 requires Comfer approval for any transfer of shares in a licensee company, including the roll up transaction discussed in "Major Shareholders--Overview of Grupo Clarin." In the event that a stockholder or partner of a licensee company is another company, Comfer has the authority to review that company's stockholders and determine whether they comply with the requirements set forth in the Broadcasting Law. The Grupo Clarin shareholders have been authorized by Comfer as our shareholders and of several licensed companies that were merged into us. However, Comfer has not yet authorized Arte Grafico Editorial Argentino S.A. (AGEA), Grupo Clarin S.A. and Multicanal Holding LLC, each a corporation controlled by the Grupo Clarin shareholders, as our shareholders. We have given notice but not yet obtained the required approvals from Comfer in connection with all of our acquisitions of shares in companies which hold licenses and the transfer of licenses to us by certain of the subsidiaries merged into us.



         Failure to obtain Comfer's approval of the transfer of an ownership interest in a licensed company may result in the unwinding of the transfer. Violation of Comfer regulations regarding the transfer of an ownership interest in a licensed company can result in the imposition of fines, the suspension of advertising or the revocation of the license of the licensee that violated the Comfer regulations.

         We have notified Comfer of the following transactions, among others, but Comfer has not yet approved them:

         o  our acquisition of the Megacable Group,

         o  the subscription of shares in us by AGEA on April 7, 1998,

         o our acquisition of an interest in the VCC Group, the Bahia Blanca Systems and the Santa Fe Systems,

         o the transfer of shares resulting from the division of the subscribers, assets and liabilities of the VCC Group, the Bahia Blanca Systems and the Santa Fe Systems with Cablevision,

         o the Grupo Clarin shareholders' transfer to Grupo Clarin S.A. and Multicanal Holding LLC of 94% of our capital in December 1999 and of the remaining 6% in February 2000.

         The division of the operations of the VCC Group resulted in the transfer of several broadcasting licenses of the VCC Group's companies to us. Comfer Resolution 870/93 establishes regulatory procedures for the transfer of a license. We have followed these procedures. On July 16, 2001 Comfer issued Resolution 1110/2001 which establishes the procedure and documentation necessary for the transfer of shares, interests and licenses. Such resolution granted petitioners a term of 90 days to complete the documentation required to be filed with Comfer. The 90-day term expired on December 4, 2001. Although we have completed the documentation in accordance with the new procedure, there are documents that we were not able to file because we could not obtain them from previous license holders. Nevertheless, as of the date hereof we are not aware of the suspension of any transfers.

         On July 17, 2001, Comfer issued Resolution 1111/2001 requiring all licensees of cable systems in Argentina to register by October 15, 2001 by filing a sworn affidavit. Any licensee that failed to register before the deadline would be subject to penalties. We filed the required affidavit for each of the licenses we had either absorbed or acquired on October 15, 2001.

         Additionally, Comfer must approve any elimination of headends. We are awaiting approvals for several headend eliminations resulting from the acquisition and division of the VCC Group. Although we expect to receive all of the required approvals, we cannot assure you that Comfer or any successor agency will grant all of the approvals.

         The Broadcasting Law provides that Comfer may cancel licenses because of, among other things:

         o  fraud regarding ownership of the licenses,

         o approval by the competent corporate authority of a licensed company of any transfer of ownership interests without Comfer's approval, and

         o any false statement made by the licensee in connection with the assets affected to the service being provided under the license.

         In the past, the application of the regulatory framework by Comfer has resulted in numerous and in the aggregate substantial fines. At the same time, Comfer periodically agreed to "payment programs" that resulted in material discounts from the face value of the fines imposed and deferrals of payment dates. On November 20, 2002, Comfer issued Resolution No. 830/02, adopting a new regime for imposing sanctions for violations of the Broadcasting Law. Such Resolution classifies each violation as a falta grave (severe violation) or as a falta leve (minor violation). Minor violations are sanctioned by llamados de atencion (reprimands), apercibimientos (warnings). Severe violations, such as the broadcast of obscene programs or the illegal installation and operation of a cable system, are subject to incremental fines, which may, in the case of numerous severe violations, eventually lead to the revocation of the license. We can give no assurance that we will not be sanctioned or have any of our licenses revoked under this Resolution.

Antitrust Considerations

         Our operations are subject to the Argentine antitrust law (Law No. 22,262, enacted in 1980, as amended in 1995 by the Law No. 24,481) which provides that certain acts, including:

         o fixing, establishing or altering market prices, directly or indirectly, through concerted actions,

         o limiting or controlling, by means of concerted action, technical developments or investments in the production, distribution or marketing of goods or services, and

         o entering into agreements or undertaking concerted actions to distribute zones, markets, clientele or sources of supply, in each case that limit, restrict or distort competition or which constitute an abuse of a dominant position in the market, may give rise to penalties. Penalties include fines payable by the entity engaged in the prohibited practice and its directors, legal representatives, attorneys-in-fact, managers, statutory auditors or members of the supervisory committee, all of which are jointly and severally liable. In addition, Argentine antitrust law vests the National Commission for the Defense of Competition with the power to order a party to abstain from or cease any anti-competitive activities, and to request the relevant court to liquidate or dissolve companies violating the law. See "Legal Matters."


                            Organizational Structure

         The following table sets forth our significant subsidiaries, as of September 30, 2002, including the country of incorporation, ownership interest and percentage of voting power held.

                                                                         Voting
                                          Country of       Ownership     Power
            Subsidiary                   Incorporation      Interest      Held
            ----------                   -------------      --------      ----

AVC Continente Audiovisual S.A.            Argentina          90%          90%
CV Berazategui S.A.                        Argentina          70%          70%
Delta Cable S.A.                           Argentina          84%          84%
San Lorenzo TV Cable S.A.                  Argentina          100%        100%
TV Cable San Francisco S.A.                Argentina          100%        100%
Telesur Teledifusora Rio Cuarto S.A.       Argentina          100%        100%
Televisora Privada del Oeste S.A.          Argentina          51%          51%
Bridge Management Holdings Corp.           Panama             100%        100%
La Capital Cable S.A.                      Argentina          50%          50%
Chaco Cable Color S.R.L.                   Argentina          100%        100%
Teledifusora San Miguel Arcangel S.A.      Argentina          50%          50%
Tevemundo S.A.                             Argentina          100%        100%
Cable Imagen S.R.L.                        Argentina          100%        100%
Television Dirigida S.A.E.C.A.             Paraguay           89%          89%
Orange Television Productions S.A.         Paraguay           100%        100%
Cablepar S.A.                              Paraguay           100%        100%
Cablevision Communicaciones S.A.E.C.A.     Paraguay           90%          90%
Tres Arroyos Televisora Color S.A.         Argentina          65%          65%
Wolves Television S.A.                     Argentina          100%        100%
Adesol S.A.                                Uruguay            100%        100%
Cable Video Sociedad Anonima.              Argentina          100%        100%
Pem S.A.                                   Argentina          100%        100%
Dorrego Television S.A.                    Argentina          100%        100%
Cable Video Sur S.R.L.                     Argentina          100%        100%

All of our subsidiaries are cable television operators except for Pem S.A., Cablepar S.A., Orange Television Productions S.A., Bridge Management Holdings Corp. and Adesol S.A.

                         Property, Plants, and Equipment

         We own most of our principal physical assets, which consist of:

         o cable television operating plants and equipment, including signal receiving devices, such as satellite and terrestrial antennae, antennae towers and related equipment,

         o headends, consisting of associated electronic equipment necessary for the reception and processing of signals,

         o distribution systems, consisting primarily of coaxial and fiber optic cable, and

         o  customer home drop cables and equipment.

         Our cable distribution system is generally attached to utility poles, and we either own or lease space on these poles from local public utilities. In addition, some of our distribution systems are located on building rooftops under arrangements with the owners of the buildings, or are located in underground ducts under lease arrangements with local subway authorities. We have entered into an agreement with Autopistas del Sol S.A. pursuant to which we have the ability to place distribution systems under certain highways serving Buenos Aires and can thereby avoid locating a significant portion of these systems in underground conducts, which are less readily accessible. The physical components of our cable systems require maintenance and periodic upgrading to keep pace with technological change. We own our service vehicles, data processing facilities and test equipment and either own or lease our business offices and customer service center locations.

         We lease roof rights and space on utility poles and in underground ducts for the placement of our cable and certain equipment from third parties.

         We believe that our properties, both owned or leased, are in good operating condition and are suitable and adequate for our business purposes. Despite the adverse economic conditions affecting our market and our company, the book value of our assets reflects our current plans and cash-flow projections, based on information available to us. These plans and projections assume that we continue to operate and that the economy recovers. We cannot assure you that the current book value of our assets can or will be recovered.

Capital Expenditures

During 1999, we invested Ps.153.1 million in purchases of property and equipment, and Ps.13.5 million was invested in our acquisition of cable systems. During 2000, our investment in purchases of property and equipment was Ps.86.5 million, and our investment in acquisition of cable systems was Ps.7.5 million. In 2001, we invested Ps.46.9 million in purchases of property and equipment and generated Ps.317.5 million from sales of investments, net of acquisitions. During the nine-month period ended September 30, 2002 we invested Ps.8.1 million in purchases of property and equipment, and Ps.1 million in our acquisition of cable systems. These capital expenditures were made with funds generated by our operations and financings.

                               MAJOR SHAREHOLDERS

         We currently have two classes of shares of common stock issued and outstanding:

         o Class A Shares, which are entitled to five votes and have a par value of Ps.1 per share, and

         o Class B Shares which are entitled to one vote and have a par value of Ps.1 per share.

         The following table sets forth the ownership of our share capital as of the date hereof:

 Title of Class       Identity of Owner          Amount Owned      % of Class
----------------    ----------------------     ----------------    ----------
 Class A Shares     Grupo Clarin S.A.           80,679,409(5)        40.27%
 Class A Shares     Multicanal Holding LLC     119,655,068(1)        59.72%
 Class B Shares     Grupo Clarin S.A.          138,577,088(2)(4)     83.24%
 Class B Shares     Multicanal Holding LLC      27,909,472(3)        16.76%

------------
(1) Includes 40,094,948 shares that were pledged by the Grupo Clarin shareholders in favor of T.I. Telefonica Internacional de Espana S.A. as collateral for their payment obligations under the assignment agreement dated April 8, 1998. On November 10, 2000 TI Telefonica Internacional de Espana S.A. informed us that it assigned its rights in the pledged shares to Telefonica Media S.A.
(2) Includes 116,619,894 Class B shares owned by Arte Grafico Editorial Argentino S.A. (AGEA) as a result of our April 7, 1998 capital increase. AGEA is an Argentine sociedad anonima wholly-owned by Grupo Clarin, S.A. and the Grupo Clarin shareholders.
(3) Includes 22,238,385 shares that were pledged by the Grupo Clarin shareholders in favor of T.I. Telefonica Internacional de Espana S.A. as collateral for their payment obligations under the assignment agreement dated April 8, 1998. On November 21, 2000 T.I. Telefonica Internacional de Espana S.A. notified us of the assignment to Telefonica Media S.A. of their right to payment on the pledged shares. It is expected that all shares of Multicanal held by Multicanal Holding LLC will be contributed to Grupo Clarin S.A., effective as of December 27, 2002.
(4) On March 30, 2001, our Board of Directors authorized the granting and registering of a pledge on 4,791,503 Class B shares owned by Grupo Clarin S.A., as collateral for Video Cable Comunicacion S.A.'s deferred taxes in the amount of Ps.2,982,126 and Ps.3,055,166 corresponding to investments made in Sierras de Mazan S.A. In addition, in line with the Administracion Federal de Ingresos Publicos (Tax Authority, or the "AFIP") General Resolution No. 846, we pledged 4,791,503 Class B shares as collateral with BankBoston N.A. in favor of the AFIP. On January 24, 2002, our Board of Directors authorized the creation and registration of a security interest on (i) 367,954 ordinary book entry Class B shares held by Grupo Clarin S.A. to secure tax deferrals in the amount of Ps.463,620 by Video Cable Comunicacion S.A. in Sierras de Mazan S.A.; (ii) 2,146,107 ordinary book entry Class B shares held by Grupo Clarin S.A. to secure tax deferrals in the amount of Ps.2,704,095 by Enequis S.A. in Sierras de Mazan S.A.; and
     (iii) 1,299,489 ordinary book entry Class B shares held by Grupo Clarin S.A. to secure Ps.1,637,355 (the total amount of the debt deferred by Cable Video Sociedad Anonima in Valle del Tulum). The shares listed in (i), (ii), and (iii) above were pledged as collateral in favor of the AFIP through BankBoston N.A.
(5) Includes 867,810 shares that have not been registered with the IGJ due to its pending approval of our merger with, among others, Plataforma Digital S.A.


                            Overview of Grupo Clarin

         We were acquired by the Grupo Clarin shareholders (Mrs. Ernestina L.H. de Noble, Mr. Hector Horacio Magnetto, Mr. Jose Antonio Aranda and Mr. Lucio Rafael Pagliaro) in October 1992. Grupo Clarin is Argentina's leading media group and produces programming content, including sports, entertainment and news.

         In the second half of 1999, the Grupo Clarin shareholders effected a roll up transaction pursuant to which they contributed their shares of Multicanal to Grupo Clarin S.A., an Argentine holding company, and Multicanal Holding L.L.C., a Delaware limited liability company. In December 1999, the Grupo Clarin shareholders sold a minority interest in each of Grupo Clarin S.A. and Multicanal Holding L.L.C. to affiliates of The Goldman Sachs Group, Inc. and other investors. As a result of these and other related transactions, the Grupo Clarin shareholders, through Grupo Clarin S.A. and Multicanal Holding L.L.C., currently beneficially own 82% of our capital stock. In connection with and as a condition to the sale of the minority interest in each of Grupo Clarin S.A. and Multicanal Holding L.L.C., our corporate charter was amended to require among other things, that a number of corporate actions (including the incurrence of net debt in excess of U.S.$899 million) be approved by a shareholders' resolution. The approval of a shareholders' resolution on these matters requires, in turn, the approval by the board of directors of Grupo Clarin S.A., where directors appointed by The Goldman Sachs Group, Inc. hold certain veto rights. This amendment was approved by the IGJ on March 23, 2000.

         The Grupo Clarin shareholders also own:

         o Diario Clarin, the Spanish language newspaper with the largest circulation in the world,

         o  television and radio broadcast groups in Argentina,

         o  printing and newsprint production plants,

         o  Prima, an Internet service provider, and

         o Clarin Digital, an integrated Internet business that provides an Internet portal for multimedia service providers, Internet content, e-commerce, a search engine (Clarin Buscador), and other Internet-related activities.

                           Related Party Transactions

         In the ordinary course of business, we purchase programming from Grupo Clarin at market prices. The amounts invoiced by Grupo Clarin to us for programming were approximately Ps.59.4 million for the nine month period ended September 30, 2002 and Ps.84.5 million for the nine-month period ended September 30, 2001. In addition, also in the ordinary course of business, we place advertising in media owned by Grupo Clarin, such as newspapers, and television and radio stations, at market prices. Grupo Clarin also purchases advertising time from us, and we and Grupo Clarin occasionally exchange advertising space and air time with each other. In the nine month period ended September 30, 2002, the aggregate amount invoiced by us to Grupo Clarin for advertising was approximately Ps.1.6 million. This amount was approximately Ps.3.7 million for the nine-month period ended September 30, 2001. The aggregate amounts invoiced by Grupo Clarin to us for advertising were approximately Ps.0.3 million for the nine-month period ended September 30, 2002 and Ps.0.4 million for the nine-month period ended September 30, 2001. Our monthly subscriber magazine is also published by Grupo Clarin. The amounts invoiced by Grupo Clarin to us were approximately Ps.9.9 million for the nine month period ended September 30, 2002 and Ps.14.9 million for the nine-month period ended September 30, 2001. In the nine month period ended September 30, 2002, the aggregate amounts invoiced by us to such related parties for new business were approximately Ps.0.6 million and Ps.1.0 million for the nine-month period ended September 30, 2001. Related parties balances at September 30, 2002 and 2001 were as follows: accounts receivable of Ps.4.8 million and accounts payable of Ps.16.8 million at September 30, 2002 and accounts receivable of Ps.9.7 million and accounts payable of Ps.48.5 million at September 30, 2001.

         Additionally, during the nine-month period ended September 30, 2002, Grupo Clarin invoiced to us the aggregate amount of Ps.3.9 million for fees for financial and administrative services, human resources, information technology and purchasing logistical services.

         In 2001, we bought property owned by Grupo Clarin for a total of Ps.1.1 million. Additionally, we transferred all of our interests in DirecTV Latin America, LLC and certain contractual rights related thereto to Raven Media Investments, LLC, a company organized under the laws of the state of Delaware and wholly-owned by Grupo Clarin S.A., for U.S.$150,000,000 recording a gain of U.S.$147,743,108. We have retained through November 2003 a right to repurchase the asset under certain circumstances and subject to certain conditions.


                                   MANAGEMENT

Directors and Senior Management

         We are managed by our Directorio, or Board of Directors. In accordance with our charter, the shareholders elect each director for a term of one year. As of the date hereof, the current term expired on December 31, 2002, but the directors continue to serve until the next shareholders meeting designates new directors. The shareholders also elect alternate directors for one-year terms who replace principal directors during absences. Executive officers serve at the discretion of the board of directors. We also have a Comision Fiscalizadora, or Supervisory Board, which is in charge of the supervision of our legal matters. The Supervisory Board consists of three members, sindicos or syndics, and three alternate syndics appointed annually by the shareholders.

         Listed below is selected information concerning our directors and executive officers:

          Name                                 Position                      Age
----------------------------     ------------------------------------        ---
Saturnino L. Herrero Mitjans     President of the Board                       69
Alejandro Alberto Urricelqui     Director of Multicanal and Alternate
                                 President of the Board                       43
Vicente Gabriel Di Loreto        Director of Multicanal                       36
Ignacio Jorge Rosner             Director of Multicanal                       44
Jorge Carlos Rendo               Director of Multicanal                       49
Ignacio Rolando Driollet         Director of Multicanal                       40
Horacio Eduardo Quiros           Director of Multicanal                       53
Carlos Alberto Moltini           Chief Executive Officer                      42
Adrian Jorge Meszaros            Chief Financial and Administrative
                                 Officer                                      37
Antonio Jose Alvarez             Programming Manager                          38
Angel Luis Cadelli               Regional Manager                             43

         Listed below is selected information concerning the members of our Supervisory Board:

          Name                                 Position                      Age
----------------------------     ------------------------------------        ---
Carlos A.P. di Candia            President of the Supervisory Board           54
Raul Antonio Moran               Syndic                                       57
Hugo Ernesto Lopez               Syndic                                       46
Eduardo German Padilla Fox       Alternate Syndic                             61
Juan Maria de la Vega            Alternate Syndic                             40
Horacio Marcelo Silva            Alternate Syndic                             36

Biographical Information

         Saturnino L. Herrero Mitjans has been the President of our board of directors since 2000. Mr. Herrero is the President of several Argentine companies including AGEA, Radio Mitre S.A. (Mitre), Primera Red Interactiva de Medios Argentinos (Prima) S.A., and Editorial La Razon S.A. (La Razon), among others. Mr. Herrero holds a degree in Business Administration from the Universidad Argentina de la Empresa.

         Alejandro Alberto Urricelqui has been a member of the board of directors as both an alternate director since February 1996 and a director since September 1997. He joined Grupo Clarin in 1990, and held the position of CFO of Grupo Clarin until 1994. From 1994 to date, he has been Corporate Chief Financial Officer of Grupo Clarin. Before joining Grupo Clarin, Mr. Urricelqui was Chief Financial Officer of Grupo Juncal.

         Vicente Gabriel di Loreto has been a member of the board of directors since 2000. Mr. Di Loreto also serves on the boards of several Argentine companies including various subsidiaries of Grupo Clarin, such as La Razon, Arte Radiotelevisivo Argentino S.A. (Artear), Teledifusora Bahiense S.A., Mitre, Pem S.A., Prima, Clarin Global S.A., GC Gestion Compartida S.A., Unir S.A., and Diario Los Andes Calle S.A.. He has been with Grupo Clarin since 1998. Mr. Di Loreto has held positions at Molinos Rio de la Plata, Bunge y Born, Pepsi Co. and Arthur Andersen. Mr. Di Loreto graduated as a Certified Public Accountant from the Universidad de Buenos Aires and later obtained a Master Degree in Business Administration from I.A.E. Management and Business School.

         Ignacio Jorge Rosner was appointed director in September 1997. He joined Grupo Clarin in August 1997 and is currently the Director of New Business in Grupo Clarin.

         Jorge Carlos Rendo has been a member of the board of directors since 2001. He joined Grupo Clarin in 1998, and is currently the Director of External Relations of Grupo Clarin. He graduated with a law degree from Universidad de Buenos Aires and later obtained a Master's degree from the Wharton School of the University of Pennsylvania. Mr. Rendo also serves on the boards of several Argentine companies, including: Papel Prensa y de Mandatos S.A.C.I.F., Prima, Clarin Global S.A., Artear, Artes Graficas Rioplatense S.A. and Mitre.

         Ignacio Rolando Driollet has been a member of the board of directors since 2002. He joined Grupo Clarin in 1992, and served until 1994 as Deputy of Institutional Relations. Until December 1997, Mr. Driollet led Grupo Clarin's New Development Projects Group and during 1997, also served as Manager of Strategic Analysis. From 1998 to date, he has been the Director of Corporate Strategy. Mr. Driollet graduated with a law degree from Universidad Catolica Argentina.

         Horacio Eduardo Quiros has been a member of the board of directors since 2002. Since 1997, Mr. Quiros has served as Director of Corporate Human Resources at Grupo Clarin. Previously he has worked in the human resources area at various businesses in the automotive, industrial agriculture, and communications media sectors. He has also served as President to the AMCham Commission on Industrial Relations and is currently President of the Argentina Association of Human Resources (ADRHA) and regional Vice President of the Inter-American Federation of Professional Associations for Human Resources. Mr. Quiros graduated from the Universidad Argentina de la Empresa in 1992 with a degree in Industrial Relations.

         Carlos Alberto Moltini was appointed our Chief Executive Officer in October 2001 after one year as Vice Chief Executive Officer. Mr. Moltini joined us after seven years as the Chief Financial Officer of Artear, a leading broadcasting channel in the City of Buenos Aires, owned by Group Clarin since 1990. Previously Mr. Moltini worked at Bagley and other companies in the broadcasting sector.

         Adrian Jorge Meszaros joined us as Chief Financial Officer in 1994. Previously, he was senior business officer in the media and communications division of corporate banking for The Bank of Boston in Buenos Aires. Before his career with The Bank of Boston, Mr. Meszaros worked as head of financial operations at IMAR S.A., a metallurgy products company.

         Antonio Jose Alvarez joined us in 1992 and was appointed programming manager in 1999. Prior to joining us, he worked as relationship manager at Banco Rio, from 1989 to 1992, and head of investments at Financiera Bullrich, from 1986 to 1989.

         Angel Luis Cadelli joined us in May 1999 as regional manager of the City of Buenos Aires Region. Mr. Cadelli reports directly to our CEO. Prior to joining us, Mr. Cadelli was regional manager of Citibank Argentina and of Correo Argentino S.A.

Duties and Liabilities of Directors

         Under Argentine law, directors have the obligation to perform their duties with the loyalty and the diligence of a prudent business person. Directors are jointly and severally liable to us, the shareholders and third parties for the improper performance of their duties, for violating the law, our Bylaws or regulations, if any, and for any damage caused by fraud, abuse of authority or gross negligence. Under Argentine law, specific duties may be assigned to a director by our Bylaws or by a resolution of a shareholders' or board meeting. In such cases, a director's liability will be determined with reference to the performance of such duties, provided that certain recording requirements are met. Under Argentine law, directors are prohibited from engaging in activities that are against the interest of the company on whose board they serve. Certain transactions between directors and us are subject to ratification procedures established by Argentine law; these procedures do not apply in connection with transactions between affiliates of directors and us or between shareholders and us. A director must inform the Board of any conflicting interest he may have in a proposed transaction and must abstain from voting thereon.

         In general, a director will not be liable if, notwithstanding his presence at the meeting at which a resolution was adopted or his knowledge of such resolution, a written record exists of his objection thereto and he reports his objection to the Supervisory Board before any complaint against him is brought to the Board, the Supervisory Committee, a shareholders' meeting, the competent governmental agency or the courts. Except in the event of our mandatory liquidation or bankruptcy, shareholder approval of a director's performance terminates any liability of a director vis-a-vis us, provided that shareholders representing at least 5% of our capital stock do not object and provided further that such liability does not result from a violation of the law or the Bylaws.

         Causes of action against directors may be initiated by us upon a majority vote of shareholders. If a cause of action has not been initiated within three months of a shareholders' resolution approving its initiation, any shareholder may start the action on behalf and on our account. A cause of action against the directors may be also initiated by shareholders who object to the approval of the performance of such directors if such shareholders represent, individually or in the aggregate, at least 5% of our capital stock.

Compensation

         Each of the executive officers referred to above receives annual remuneration from us exceeding Ps.80,000. For the year ended December 31, 2001, the aggregate compensation of all executive officers was Ps.2.4 million, expressed in constant pesos as of September 30, 2002. There are no labor contracts between us and our directors or members of our Supervisory Board. There are no contracts between us and our directors, members of our Supervisory Board or executive officers in violation of Section 271 of the Argentine Corporation Law.

Employees

As of September 30, 2002, we had approximately 2,746 employees. Approximately 71% of our employees are unionized and are represented by the Sindicato Argentino de la Television. A 1975 collective bargaining agreement with the Sindicato Argentino de la Television governs relations with the television industry. The bargaining agreement was amended on August 9, 2002, and the amended bargaining agreement now governs our labor relationships with our unionized employees. This latest amendment has not yet been confirmed by the Labor Ministry. In addition to the 1975 bargaining agreement, our labor relations with employees are also subject to various agreements with the Sociedad Argentina de Locutores based on the particular duties of the employee. We believe that our relations with our employees are good.


                                  LEGAL MATTERS

Antitrust Litigation

         We are a party to the following administrative proceedings initiated against us under the Argentine Antitrust Law:

         o On August 24, 1998, the Interior Trade and Consumer Defense Bureau of the Province of Entre Rios filed a complaint with the Comision Nacional de Defensa de la Competencia, National Commission for the Defense of Competition, known as CNDC alleging division of areas between us and our competitors. On May 4, 1999, we requested that the claim be rejected pursuant to section 20 of the Competition Defense law. We cannot provide assurance that the final ruling will be in our favor.

         o In September 1998, the Santa Fe branch of Asociacion del Consumidor, Consumer Association, filed with the CNDC, a complaint against us and Cablevision for alleged anticompetitive practices in the city of Santa Fe, in connection with the division of the subscribers, assets and liabilities of the VCC Group and the Santa Fe Systems. We filed an answer to the complaint requesting that the CNDC dismiss the action. We cannot guarantee that the final decision will be favorable to us.

         o On January 13, 1999, the CNDC notified us that a complaint had been filed by the Santa Fe commerce department, alleging that VCC had engaged in anticompetitive practices in the city of Rosario, Province of Santa Fe prior to its acquisition. Although we have responded to the complaint, we cannot assure you that our arguments will prevail or that we will not be fined.

         o On February 18, 1999, the CNDC commenced a formal proceeding investigating an alleged price fixing agreement for soccer programs from 1995 onwards involving us, Cablevision, VCC and other cable signal providers. On August 30, 1999 the CNDC notified us and the other cable companies and cable signal providers that it had completed its summary investigation and granted us 30 days to submit either our reply to the findings of the CNDC or our settlement offer. On October 12, 1999 we filed an answer to the complaint. As of the date hereof, although the discovery period has ended no final ruling has yet been issued. We can give no assurance that the final outcome will be favorable to us.

         o On March 12, 1999, the owner of a cable television company in the city of Roldan, Province of Santa Fe, filed a complaint against us for alleged anticompetitive practices in this city. Although we filed an answer to the complaint with the CNDC, we cannot assure you that the final decision will be favorable to us or that we will not be fined.

         o On November 29, 1999, the CNDC notified us that a complaint had been filed against us and Cablevision by Empresa Surcor T.V. S.A., a cable television operator in the city of Cordoba, for alleged concerted actions to distribute the Cordoba market among ourselves. In addition, the CNDC notified us on the same date that Empresa Surcor T.V. S.A. also filed a complaint against us for alleged anticompetitive practices in the Cordoba market, including discriminatory pricing and abuse of a dominant market position. We filed an answer to the complaints on December 22, 1999, and the actions are currently in discovery. We cannot guarantee that the final decision will be favorable to us or that we will not be fined.

         o In December 2001 a cable television operator in Santa Fe and Corrientes, Gigacable S.A., filed a complaint against us for alleged division of markets with Cablevision and for discriminatory pricing. On December 6, 2001, we filed an answer to the complaint. As of the date hereof, the CNDC is analyzing the answer filed by us. We cannot provide assurance that the dispute will be settled or that we will not be fined if no agreement is reached.

         o The Interior Trade and Consumer Defense Bureau of the Province of Entre Rios filed a complaint against the CNDC for the presumed division of areas between us and our competitors. On May 4, 1999, we requested that the claim be rejected in its filing in accordance with section 20 of the Competition Defense Law. We cannot provide assurance that the final ruling will be in our favor.

         Please note that, pursuant to Section 85 of the Broadcasting Law, cable licenses may be terminated based on violations of the Antitrust Law.

Paraguay Acquisitions

         We are also involved in a lawsuit filed by the seller of several cable television companies located in Asuncion, the Greater Asuncion area and several interior regions of Paraguay. On June 30, 1997, we signed two agreements granting us the option to acquire 100% of the subscribers, assets and liabilities of these cable television companies. We paid an initial sum of U.S.$0.3 million on June 30, 1997 and exercised our options on October 24, 1997. The closing was scheduled to occur November 15, 1997, and was subject to the satisfaction of certain conditions by the seller, including the granting of several regulatory approvals by the Paraguayan government, which did not occur. We subsequently agreed with the seller to reschedule the payments and postpone the closing to April 30, 1998. On the date of this agreement we paid a first installment of U.S.$2.0 million, leaving a balance of U.S.$16.7 million on the purchase price. The seller delivered a promissory note for U.S.$2.3 million and pledged the shares of some of the Paraguayan companies in our favor as security if the seller failed to meet the closing conditions. The closing was not completed because the seller failed to satisfy the closing conditions. We demanded payment on the U.S.$2.3 million promissory note, but the seller initiated an action for damages and/or specific performance before the Paraguayan courts and obtained a preliminary injunction. The seller filed a motion with the Argentine courts seeking an order to compel us to furnish the seller a number of documents and information in connection with the action before the Paraguayan courts, but we obtained an order from the Paraguayan court requesting the Argentine courts to suspend the proceedings on the grounds that the seller had not paid the required Paraguayan court tax with respect to the Paraguayan action.

         On June 19, 2001 the seller communicated to the court the assignment of rights and lawsuits in favor of Lisker S.A., for which court fees were paid. When we were informed of this assignment, we filed an appeal challenging the court's decision pursuant to which Lisker S.A. was assigned seller's rights, on the grounds that the agreement had an intuitu personae nature, and that the seller was restricted from assigning rights, according to the agreement. Through a resolution dated August 17, 2001, the court approved the appeal and revoked the rights assigned to Lisker S.A. That ruling was appealed by Lisker S.A., which filed an appeal of the dismissal. This appeal was also dismissed. Subsequently, Lisker S.A. filed an appeal with the Supreme Court of Justice of Paraguay claiming unconstitutionality. This action is pending. On September 17, 2001, we requested the lifting of the provisional remedy, which restrains us from collecting the promissory note for U.S.$2,300,000 drawn in the name of the seller. The court has ruled in our favor. Although the court has ruled in our favor, we cannot assure you that we will be able to collect on the promissory note.

Supercanal Proceedings

         We have commenced several judicial actions against Supercanal Holding S.A. in which we hold a 1.5% interest. These actions seek to annul several shareholders' resolutions adopted without our consent and to obtain a judicial declaration of dissolution and liquidation of Supercanal Holding S.A. and the removal and replacement of the entire board of directors and the supervisory board with a court-appointed administrator.

         On December 12, 2001, we were notified of the filing of a claim of Ps.$83,000,000 by Supercanal Holding S.A. for damages caused by the granting of a preliminary court injunction requested by us. We had sought the injunction in connection with our action to declare null and void resolutions adopted in the extraordinary shareholders' meeting of Supercanal Holding S.A. on January 25, 2000 that reduced the capital stock of and increased the capital of Supercanal Holding S.A. with the purpose of canceling stock subject to call options. The preliminary injunction was subsequently revoked. It has been claimed that the suspension of the implementation of the shareholders' resolution of the meeting held on January 25, 2000 resulted in the insolvency of Supercanal Holding S.A. due to alleged inability to increase capital. We answered the complaint arguing that we were already insolvent and there were no funds available for a capital increase. Based on the record of the case, we consider that the filed claim should be rejected in its entirety, and the legal costs should be borne by the plaintiff. However, we cannot assure you that the court will reject the claim or that it will be resolved in our favor.

         We cannot guarantee that the outcome of any of the judicial actions initiated by us or by the Supercanal Group will be favorable to our interests, or that the Supercanal Group or its shareholders will not bring any other judicial actions against us.

Regulatory Proceedings

         Administrative Proceedings. From November 1, 2002 through the date hereof, Comfer has notified us that it commenced summary proceedings against us for the following violations of Argentina's Broadcasting Law:

         o  46 violations of minority age protection and content regulations.

         As of the date hereof, Comfer has notified us of the imposition of fines for alleged violations incurred during January and February 2001. On November 21, 2002 the Executive Branch issued Decree 2365/02 which established the Regime of Payment (Regimen de Facilidades de Pago) for fines imposed for violations of the Broadcasting Law that occurred between January 1, 2001 and October 31, 2002. Therefore, fines that have been or may be imposed on us during such period could be paid in accordance with such regime. Licensees need to file a request to obtain a payment plan by detailing the administrative records, resolutions imposing the sanctions and, in cases where there is no resolution regarding the administrative proceedings, a summary of the pending proceedings. The filing of the request must expressly provide for a waiver of any administrative or judicial appeal that has been filed against the resolutions that imposed such fines.

         Fines may be paid in cash or by providing advertising time for issues of general interest to the Secretaria de Medios de Comunicacion of the Executive Branch and COMFER. Payment of the fines through the Regimen de Facilidades de Pago may be made over a period of up to 60 months.

         On December 13, 2002 we and some of our subsidiaries filed the requisite documents required by such Decree and have elected to pay the fines by providing advertising time. We cannot provide any assurance that our application will be accepted or that we will not be subject to further fines in the future.

         The Executive Branch has, by various decrees, granted us a compensation-based moratorium with respect to any monetary penalties imposed against us in summary proceedings commenced by Comfer. In some cases, the amounts owed under the moratorium could be offset against the broadcast value of any advertising of public interest campaigns by the Argentine government to be purchased from us by Telam S.A., a state-owned news agency. The moratorium also provided for a reduction in the amount of any monetary fines assessed against us.

         Demand for payment from Vidycom S.A. Comfer filed a claim whereby it demanded payment from Vidycom S.A. ("Vidycom"), a company we absorbed in 1995, of all the differences in its favor as a result of its participation in the tax exemption established by Resolution No. 393/93. The tax authorities based their rejection of the aforementioned tax exemption on the following grounds: (a) Vidycom was asked to make payment on several occasions, but did not comply with Comfer's requirements, (b) no documentation supporting the investments committed by the company was provided and (c) no evidence was provided of the weather phenomenon as a result of which the previous shareholders had requested the tax exemption. The amount of the claim, which would be equivalent to 30% of the rate paid in 1994, 20% of the rate paid in 1995 and 10% of the rate paid in 1996, plus the corresponding interest, has not yet been determined.

         We believe that there are questions of fact and of law in our favor that would lead Comfer to reassess its position. Consequently, no amount has been recorded in the financial statements at December 31, 2001. The grounds are as follows: (a) Comfer did not take into account that the notices had to be served at our legal address, as we have absorbed Vidycom, a circumstance of which Comfer was aware, (b) although the administrative procedures had not been concluded, investments were made by us, and (c) we provided evidence of the contingency giving rise to the request for exemption.

         Claims against Intercable S.A., Parana Television por Cable S.A. and Canaco S.A. Comfer has issued resolutions notifying Intercable S.A., Parana Television por Cable S.A. and Canaco S.A., companies we absorbed, of the rejection of the request for exemption made under the terms of Resolution No. 393/93 and claiming payment of the unpaid amount plus compensatory interest. The amount payable has not yet been determined, except in the case of Parana Television por Cable S.A., which amount was Ps.55,862. We, as in the case of Vidycom, believe that there are questions of fact and of law in favor of those companies which would lead Comfer to reassess its position, but we cannot provide any assurance that our appeal will be successful.

         Claims against Difusora S.A. On April 25, 2001 Comfer notified Difusora S.A., a company we absorbed, of the amount it must pay as a result of its participation in the payment facilities regime. The amount is Ps.107,106, which will be paid with advertising time according to the option elected by us.

         In addition, on February 8, 2002, Comfer notified Difusora S.A. that the amount to be settled corresponding to an action brought due to infringements that allegedly occurred between May 1 and December 9, 1999 is Ps.17,054. An application to inspect the file was presented in order to challenge that assessment.

Tax Matters

         VAT

         Pursuant to Resolution No. 18/2001, AFIP set the amounts due for VAT on revenue derived from advertising included in our monthly subscriber magazine for the fiscal period from and including September 1996 through September 1998. Resolution No. 18/2001 imposed the following:

         o  Ps.1,861,705 on account of VAT on revenue derived from advertising,

         o  Ps.2,161,971 in interest, and

         o a fine of Ps.1,489,364, an amount equivalent to 80% of the VAT on advertising revenue that AFIP claimed we owed.

         We timely filed an appeal with the Tribunal Fiscal contesting the imposition of Resolution No. 18/2001, and requesting that the VAT, interest, and fine determined by the AFIP be declared null and void. We cannot assure you that our appeal will be resolved in our favor.

Labor

         We are presently being sued by our contractors' former employees, based on joint liability grounds, for the non-compliance of labor laws by contractors.

Other

         We are also involved in other litigation, including tort litigation, from time to time in the ordinary course of business. Tort litigation typically includes claims or tort actions, for damages resulting from our equipment and installations, for which we are properly insured. In management's opinion, the litigation in which we are currently involved, individually and in the aggregate, is not material to our financial condition or results of operations.

         We are also involved, as successor to Video Cable Privado, S.A., known as VCPSA, in two lawsuits filed by: (i) a concessionaire of VCPSA in connection with an eight year concession agreement dated December 1990 between VCPSA and that concessionaire, and (ii) an assignee of 50% of that concessionaire's rights under the concession agreement.

         We acquired VCPSA in October 1992 and later merged it into us. The plaintiffs seek damages for lost profits from us, allegedly arising from VCPSA's rescission of the concession agreement without cause in August 1991. We requested that both lawsuits be dismissed. The expert appraiser appointed by the court in both lawsuits reported damages of approximately Ps.13 million. Both lawsuits were subsequently joined into one proceeding. On July 20, 2001 the judge issued a decision in which he awarded damages in the amount of Ps.107,000 and lost profits to be determined in accordance with a complex formula to be applied by the expert appraiser. Both parties challenged the decision. On October 18, 2002, the appeals court upheld the ruling against us and awarded money damages to the plaintiffs in the amount of Ps.750,000, plus court expenses. The plaintiffs appealed this ruling to the Supreme Court. Although we can not assure you that the Court of Appeals will reject such appeal, we view the chances that the plaintiffs will succeed in their appeal to be remote, and we have not made special accounting reserves for this contingency.

               UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

        INDEX TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                 MULTICANAL S.A.


UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                                                                  Page
Report of independent accountants ..............................................   F-2
Unaudited interim consolidated balance sheet....................................   F-4
Unaudited interim consolidated statement of operations..........................   F-5
Unaudited interim consolidated statement of changes in shareholders' equity.....   F-6
Unaudited interim consolidated statement of cash flows..........................   F-7
Notes to the unaudited interim consolidated financial statements................   F-8
Exhibit.........................................................................  F-34

       REPORT OF INDEPENDENT ACCOUNTANTS ON UNAUDITED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS




To the Board of Directors and Shareholders of Multicanal S.A.

1. We have reviewed the accompanying interim consolidated balance sheets of Multicanal S.A. and its subsidiaries as of September 30, 2002 and 2001, and the related interim consolidated statements of operations, of cash flows and of changes in shareholders' equity for each of the nine-month periods then ended. These interim consolidated financial statements are the responsibility of the Company's Management.

2. We conducted our reviews in accordance with auditing standards generally accepted in Argentina. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. Accounting principles generally accepted in Argentina require companies with a controlling financial interest in other companies to present both parent company, where investments in subsidiaries are accounted for by the equity method, and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these condensed unaudited interim consolidated financial statements, parent company financial statements are not included. This procedure has been adopted for the convenience of the reader of these condensed unaudited interim consolidated financial statements.

4. Note 13 summarizes the status of the Argentine economy and describes some of the economic measures adopted by the National Government to confront the Argentine crisis, some of which may have been pending on the date of preparation of these financial statements. The general impact of all the measures adopted to date by the Government on the financial statements of the Company at September 30, 2002 was recognized according to the evaluations and estimates made by Management when preparing the financial statements. Actual results could differ from the evaluations and estimates made at the date of preparing these financial statements and those differences could be significant. Therefore, the Company's financial statements may not report all the adjustments that could result from these adverse conditions. At this time it is not possible to foresee the future development of the country's economy or its consequences on the economic and financial situation of the Company. Therefore, the Company's financial statements must be considered in the light of these circumstances.

5. As explained in Note 7, the Company has not made scheduled payments due on certain Notes. The Company is renegotiating its financial obligations; at the date of this report, however, this process is at a preliminary stage and consequently, its outcome cannot be anticipated.

6. As indicated in Note 13, the Company's losses for the nine-month period ended September 30, 2002 exceed 50% of its capital and 100% of its reserves as of September 30, 2002. Although section 206 of the Commercial Companies Law establishes a mandatory capital reduction in such situations, by means of Decree 1269/02, the National Executive suspended enforcement of this regulation until December 10, 2003.

7. As reflected in the accompanying condensed unaudited interim consolidated balance sheet, at September 30, 2002 approximately 63% of the Company's consolidated assets are comprised of goodwill and other intangible assets. As a result of present economic conditions in Argentina, there is uncertainty as to whether future cash flows will be sufficient to recover the recorded value of intangible assets at September 30, 2002 in the normal course of business.

8. The changes in economic conditions in Argentina and those of Multicanal S.A. described in paragraphs 4 and 5 above -if not resolved favorably-create substantial doubt as to the ability of the Company to continue to operate as a going concern. The Company has prepared the accompanying condensed unaudited interim consolidated financial statements applying accounting principles applicable to a going concern. Consequently, those financial statements do not include the effects of potential adjustments and reclassifications that might be required if the Company is not able to continue as a going concern and is forced to realize its assets and settle its liabilities, including contingent liabilities, in conditions other than through the normal course of business.

9. Based on the work done and our examination of the financial statements of the Company and its consolidated financial statements for the years ended December 31, 2001 and 2000, on which we issued our qualified report dated March 11, 2002 due to the uncertainty as to (i) the impact of the economic measures issued by the National Government, (ii) the Company's capacity to fulfill its financial commitments, (iii) the recoverability of the intangible assets balance and (iv) the Company's capacity to continue operating as a going concern, we report that the unaudited interim consolidated financial statements of Multicanal S.A. at September 30, 2002 and 2001 consider all significant facts and circumstances which are known to us. We have no observations to make other than those indicated in points 4, 5, 6, 7 and 8.



Buenos Aires, Argentina                     PRICE WATERHOUSE & CO.
 November 14, 2002
                                            by /s/ Alberto E. Fandino (Partner)
                                            ----------------------------------
                                            Alberto E. Fandino

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.

                  UNAUDITED INTERIM CONSOLIDATED BALANCE SHEET

                        (At September 30, 2002 and 2001)

      (Expressed in Argentine pesos of September 30, 2002 purchasing power)

                                                                                             September 30,
                                                                              -------------------- -----------------------
                                                                                     2002                   2001
                                                                              -------------------- -----------------------
                                                                                   (Unaudited)            (Unaudited)
                                 ASSETS
CURRENT ASSETS
Cash and banks...........................................................             94,338,982            22,978,229
Short-term investments (Note 3 (a)) .....................................                926,136           216,536,906
Trade receivables (Note 3 (b))...........................................             27,475,522            62,893,460
Receivables from related parties.........................................             12,946,141            17,622,302
Other (Note 3 (c)).......................................................             50,816,348           106,027,341
                                                                              -------------------- -----------------------
         Total current assets............................................            186,503,129           426,058,238
                                                                              -------------------- -----------------------
NON-CURRENT ASSETS
Long-term investments (Note 3 (e)).......................................             15,685,398             9,696,708
Property and equipment, net (Note 4).....................................            671,083,436           849,207,700
Goodwill and intangible assets (Note 5)..................................          1,557,826,036         1,998,818,293
Other (Note 3 (d)).......................................................             30,666,841            60,035,712
                                                                              -------------------- -----------------------
         Total non-current assets........................................          2,275,261,711         2,917,758,413
                                                                              -------------------- -----------------------
         Total assets ...................................................          2,461,764,840         3,343,816,651
                                                                              ==================== =======================
                                LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities.................................            113,896,001           240,921,240
Short-term bank and financial debt (Notes 3 (f) and 7)...................          2,175,651,737           440,746,475
Acquisition related debt ................................................              8,120,155             7,247,965
Taxes payable............................................................             17,660,722            46,321,785
Debt with related parties................................................              1,783,230             4,152,664
Payroll and social security..............................................              7,537,630            19,249,129
Other (Note 3 (g)).......................................................              7,790,850             9,148,603
                                                                              -------------------- -----------------------
         Total current liabilities.......................................          2,332,440,325           767,787,861
                                                                              -------------------- -----------------------
NON-CURRENT LIABILITIES
Accounts payable and accrued liabilities                                                       -             5,929,090
Taxes payable............................................................              2,291,624             5,885,128
Acquisition related debt ................................................              5,290,724               775,612
Long-term bank and financial debt (Note 7)...............................                241,251         1,314,189,166
Other (Note 3 (h)).......................................................             22,025,553            39,517,092
Provision for lawsuits and contingencies (Note 6 (c))....................             23,219,984            51,314,276
                                                                              -------------------- -----------------------
         Total non-current liabilities...................................             53,069,136         1,417,610,364
                                                                              -------------------- -----------------------
         Total liabilities...............................................          2,385,509,461         2,185,398,225
                                                                              -------------------- -----------------------
COMMITMENTS AND CONTINGENCIES (Note 9)
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES ..........................             33,295,681            28,618,354
SHAREHOLDERS' EQUITY (as per related statement)..........................             42,959,698         1,129,800,072
                                                                              -------------------- -----------------------
         Total liabilities and shareholders' equity......................          2,461,764,840         3,343,816,651
                                                                              ==================== =======================


The accompanying notes and exhibit are an integral part of these unaudited interim consolidated financial statements.

  Condensed from the original prepared in Spanish for publication in Argentina


                                 MULTICANAL S.A.
             UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
         (For the nine-month periods ended September 30, 2002 and 2001)
      (Expressed in Argentine pesos of September 30, 2002 purchasing power)

                                                                                           September 30,
                                                                            --------------------------------------------
                                                                                   2002                   2001
                                                                            -------------------- -----------------------

                                                                                 (Unaudited)            (Unaudited)
Net revenues (Note 3 (i))..............................................         463,284,542              792,403,126
Operating costs
  Direct operating expenses (Exhibit)..................................        (249,508,672)            (383,061,781)
  General and administrative expenses (Exhibit)........................         (74,076,908)            (108,601,211)
  Selling and marketing expenses (Exhibit).............................         (29,979,403)             (46,595,243)
  Depreciation and amortization........................................        (238,894,633)            (252,561,498)
                                                                            -------------------- -----------------------
Operating (loss)/gain .................................................        (129,175,074)               1,583,393
Non-operating income (expenses)
  Financial income (expenses) and holding results, net (Note 3 (j))....        (571,818,655)            (180,155,781)
  Other non-operating income (expenses), net (Note 3 (k))..............           1,444,360              303,033,941
                                                                            -------------------- -----------------------
Loss before taxes, minority interest and equity in the (losses) gains of       (699,549,369)             124,461,553
  affiliated companies.................................................
Income taxes and/or tax on minimum notional income.....................          (4,273,150)             (10,476,872)
                                                                            -------------------- -----------------------
Loss before minority interest and equity in the (losses) gains of              (703,822,519)             113,984,681
  affiliated companies.................................................
Minority interest in results of consolidated  subsidiaries.............          (9,080,802)              (3,496,880)
                                                                            -------------------- -----------------------
Loss before equity in the (losses) gains of affiliated companies.......        (712,903,321)             110,487,801
Equity in the gains (losses) of affiliated companies (Note 10).........          21,366,137               (3,125,592)
                                                                            -------------------- -----------------------
Net (loss)/ gain ......................................................        (691,537,184)             107,362,209
                                                                            ==================== =======================

The accompanying notes and exhibit are an integral part of these unaudited interim consolidated financial statements.

  Condensed from the original prepared in Spanish for publication in Argentina


                                 MULTICANAL S.A.

   UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
         (For the nine-month periods ended September 30, 2002 and 2001)
      (Expressed in Argentine pesos of September 30, 2002 purchasing power
                           - except number of shares)


                                                             SHAREHOLDERS' CONTRIBUTIONS
                                        -------------------------------------------------------------------------------------------
                                          Number of
                                         issued and
                                         authorized                Adjustments
                                        common shares               to capital    Additional
                                        par value Ps.    Share        (Note        paid-in      Merger     Irrevocable
                                             1          capital     2.5.(g))       capital      premium   contributions   Reserve
                                        -------------------------------------------------------------------------------------------
                                         (Unaudited)   (Unaudited)  (Unaudited) (Unaudited)   (Unaudited) (Unaudited)   (Unaudited)

                                        -------------------------------------------------------------------------------------------
At January 1, 2001                      365,953,227   365,953,227  473,372,669  1,059,041,398          -            -   25,810,808
Incorporation of balances
 following merger with
 Plataforma Digital S.A.                    867,810       867,810    1,051,813              - 34,143,158    4,844,221   39,112,801


Net gain for the period                           -             -            -              -          -            -            -
                                        -------------------------------------------------------------------------------------------

At September 30, 2001                   366,821,037   366,821,037  474,424,482  1,059,041,398 34,143,158    4,844,221   64,923,609
                                        ===========================================================================================
At January 1, 2002                      366,821,037   366,821,037  474,424,482  1,059,041,398 34,143,158    4,844,221   64,923,609


Net loss for the period                           -             -            -              -          -            -            -
                                        -------------------------------------------------------------------------------------------

At September 30, 2002                   366,821,037   366,821,037  474,424,482  1,059,041,398 34,143,158    4,844,221   64,923,609
                                        ===========================================================================================


                                        ----------------------------------------


                                                         Retained
                                                          earnings       Total
                                            Legal      (accumulated  shareholders
                                           reserve       deficit)      equity
                                         ----------------------------------------
                                         (Unaudited)   (Unaudited)    (Unaudited)

                                         ----------------------------------------
At January 1, 2001                        6,396,217    (910,555,296) 1,020,019,023
Incorporation of balances
 following merger with
 Plataforma Digital S.A.                          -     (77,600,963)     2,418,840


Net gain for the period                           -     107,362,209    107,362,209
                                         -----------  ---------------------------

At September 30, 2001                     6,396,217    (880,794,050) 1,129,800,072
                                         =========================================
At January 1, 2002                        6,396,217  (1,276,097,240    734,496,882


Net loss for the period                           -    (691,537,184)  (691,537,184)
                                         -----------------------------------------

At September 30, 2002                     6,396,217  (1,967,634,424     42,959,698
                                         =========================================



The accompanying notes and exhibit are an integral part of these unaudited interim consolidated financial statements.

  Condensed from the original prepared in Spanish for publication in Argentina


                                 MULTICANAL S.A.
             UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
            (For the nine-month periods ended September 30, 2002 and
            2001) (Expressed in Argentine pesos of September 30, 2002
                                purchasing power)

                                                                                                            September 30,
                                                                                                            -------------
                                                                                                     2002                   2001
                                                                                                     ----                   ----
                                                                                                  (Unaudited)          (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Result for the period (Loss)Gain .......................................................         (691,537,184)          107,362,209
Adjustments to reconcile net loss to net cash provided by operating activities:
   Depreciation and disposal of fixed assets ...........................................          149,966,543           150,854,048
   Goodwill and intangible assets amortization .........................................           88,928,090           101,707,450
   Equity in the losses (gains) of affiliated companies ................................          (21,366,137)            3,125,592
   Loan restatement ....................................................................           20,104,199                     -
   Interest accrued on financial liabilities and acquisition of
   cable ...............................................................................          191,875,452           147,224,578
   Result from advanced repurchase of negotiable obligations ...........................         (423,507,729)                    -
   Result from restatement of negotiable obligations ...................................        1,009,085,324                     -
   Exchange difference on debt from purchase of cable ..................................            6,183,851                     -
   Minority interest in results of consolidated subsidiaries ...........................            9,080,802             3,496,880
   Provision for lawsuits and contingencies ............................................              435,965             6,059,722
   Provision for impairment of intangible assets .......................................            5,011,085                     -
   Result of sale of long-term investments .............................................              (25,327)         (326,939,265)
   Exchange difference in advances on purchase of investments ..........................           (3,102,518)                    -
   Result of exposure to inflation from bank and financial debt and
   acquisition related debt in Argentine pesos..........................................          (62,084,135)                    -
   Result from conversion included in purchases of cable ...............................              772,291                     -
   Result from conversion in fixed and intangible assets ...............................           (6,063,815)                    -
   Result from holding of long-term investments ........................................              (27,320)              394,647
Decrease (increase) in assets
   Trade receivables ...................................................................           44,681,472             4,586,262
   Other current assets ................................................................           46,121,378           (23,987,221)
   Other non-current assets ............................................................           11,983,899           (22,917,860)
   Receivables from related parties ....................................................            4,124,493            (1,971,269)
Increase (decrease) in liabilities
   Debt with related parties ...........................................................           (1,223,505)             (833,457)
   Other current and non-current liabilities ...........................................           (1,478,277)           (4,371,472)
   Accounts payable and accrued liabilities ............................................         (133,646,986)           23,323,394
   Payroll and social security .........................................................           (9,650,950)           (6,499,954)
   Current and non-current taxes payable ...............................................          (32,225,922)            3,602,533
   Provision for lawsuits and contingencies ............................................          (29,857,068)               91,791
   Dividends received ..................................................................              110,817                     -
                                                                                               --------------        --------------
Cash provided by operations ............................................................          172,668,788           164,308,608
                                                                                               --------------        --------------
CASH FLOWS FROM INVESTMENT ACTIVITIES
Purchases of property and equipment net of proceeds from sales and disposals ...........           (8,052,106)          (37,188,832)
(Acquisitions)/Sales of cable systems and subscribers and (increase)
  decrease in goodwill and intangible assets ...........................................           (1,015,758)          326,995,710
                                                                                               --------------        --------------
Cash used in investment activities .....................................................           (9,067,864)          289,806,878
                                                                                               --------------        --------------
CASH FLOWS FROM FINANCING ACTIVITIES
Increase in acquisition related debt ...................................................              161,038                     -
Repayments of acquisition related debt .................................................           (3,613,279)          (10,520,960)
Borrowings of bank and financial loans .................................................                    -           411,283,394
Repayments of bank loans ...............................................................         (250,625,450)         (697,151,623)
decrease of minority  interest in consolidated subsidiaries ............................           (3,790,782)           (1,198,542)
                                                                                               --------------        --------------
Cash used in financing activities ......................................................         (257,868,473)         (297,587,731)
                                                                                               --------------        --------------
(DECREASE)/ INCREASE  IN CASH AND CASH EQUIVALENTS .....................................          (94,267,549)          156,527,755
Increase in cash and cash equivalents provided by merger ...............................                    -                44,256
Cash and cash equivalents at the beginning of period ...................................          189,532,667            82,943,124
                                                                                               --------------        --------------
CASH AND CASH EQUIVALENTS AT THE END OF PERIOD .........................................           95,265,118           239,515,135
                                                                                               ==============        ==============

The accompanying notes and exhibit are an integral part of these unaudited interim consolidated financial statements.

  Condensed from the original prepared in Spanish for publication in Argentina


                                 MULTICANAL S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (Expressed in Argentine pesos of September 30, 2002 purchasing power) (Contd.)

NOTE 1- BUSINESS AND FORMATION OF THE COMPANY

(a)      Business

         Multicanal S.A. (the "Company" or "Multicanal"), an Argentine corporation formed on July 26, 1991, is in one segment of business as owner and operator of cable television systems.

         Since 1994, the Company has made significant investments, initially in the acquisition of cable systems and their subsequent development and expansion. These investments have been substantially financed by loans from financial institutions and former owners of certain acquired cable systems, as well as shareholders' contributions.

(b)      Formation of the Company

         On January 10, 2001 the Board of Directors authorized its Chairman to initiate negotiations aimed at carrying out a new corporate reorganization through a merger by absorption. For purposes of this merger, Multicanal was the absorbing company, continuing with the activities and operations of the absorbed companies and therefore remaining in existence, while Plataforma Digital S.A., Red Argentina S.A., Radio Satel Sociedad Anonima, Cable Espacio del Buen Ayre S.A., Video Cable Norte S.A., Television por Cable S.A. and Cable Vision Corrientes Sociedad Anonima ("the Absorbed Companies") were the Absorbed Companies and therefore dissolved. This reorganization was carried out effective from January 1, 2001 and all operations of the Absorbed Companies were considered as carried out by the absorbing company from this date. The balance sheets that served as a basis for the merger were those prepared by the companies at December 31, 2000.

         On March 30, 2001, the Company's Board approved (i) the prior merger commitment entered into on March 20, 2001 with the Absorbed Companies and (ii) the Prospectus for Merger by Absorption between Multicanal S.A. (absorbing) and the Absorbed Companies for presentation to the Comision Nacional de Valores (National Securities Commission or the "CNV") and the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange or "BCBA") for purposes of requesting prior approval by that Commission for subsequent publication in the Stock Exchange Daily Bulletin for the knowledge of note-holders.

         On June 22, 2001, at an Extraordinary Shareholders' Meeting, the Company's Shareholders approved (i) the preliminary merger agreement signed on March 20, 2001 with the Absorbed Companies; (ii) the special financial statements and the consolidated financial statements for merger purposes at December 31, 2000; (iii) an increase in corporate capital in the amount of Ps. 867,810, from Ps. 365,953,227 to Ps. 366,821,037, by issuing 867,810 Class A ordinary registered non-endorsable shares with a face value of Ps. 1 each, and 5 votes per share which will be delivered to Grupo Clarin S.A. in exchange for 16,303,000 ordinary registered non-endorsable shares which Grupo Clarin S.A. had in Plataforma Digital S.A. and (iv) the resulting amendment of art. 4 of the Corporate Bylaws.

         The Company has made the publications required by sect. 83 of the Corporations Law without any objection having been made within the time limitations established by law. Consequently, the deed for the prior merger agreement has been signed.

         As the Company takes part in the public offer regime, on April 11, 2001 it applied for administrative approval of that process before the CNV as required by applicable regulations. Once the registration of the previous reorganization processes has been evidenced, the CNV will request registration with the Inspeccion General de Justicia (Superintendency of Corporations or the "IGJ").

NOTE 2- BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

2.1. Basis of presentation of the unaudited interim consolidated financial statements

The unaudited interim consolidated financial statements include the accounts of Multicanal and its majority owned subsidiaries. All material intercompany balances, transactions and profits have been eliminated. Except as explained below, the equity method is used to account for investments in affiliates in which the Company has an ownership interest between 20% and 50%. Investments in affiliates in which the Company has an ownership interest of less than 20% are accounted for under the cost method.

The unaudited interim consolidated financial statements include accounts of Multicanal, Pem S.A. ("Pem") and the following subsidiaries:

                                                                                   % of capital and votes held by
                                                                                         Multicanal and Pem
                                                                                  ---------------------------------
                                                                                           September 30,
                                                                                  ---------------- ----------------
                                                                                        2002            2001
                                                                                  ---------------- ----------------
AVC Continente Audiovisual S.A..............................................            90.00             90.00
CV Berazategui S.A..........................................................            70.00             70.00
Delta Cable S.A.............................................................            84.00             84.00
San Lorenzo TV Cable S.A....................................................           100.00            100.00
TV Cable San Francisco S.A..................................................           100.00            100.00
Telesur Teledifusora Rio Cuarto S.A.........................................           100.00            100.00
Televisora Privada del Oeste S.A............................................            51.00             51.00
Bridge Management Holdings Corp.............................................           100.00            100.00
La Capital Cable S.A........................................................            50.00             50.00
Chaco Cable Color S.R.L. (1)................................................           100.00            100.00
Teledifusora San Miguel Arcangel S.A........................................            50.10             50.10
Tevemundo S.A...............................................................           100.00            100.00
Cable Imagen S.R.L. (1).....................................................           100.00            100.00
Television Dirigida S.A.E.C.A...............................................            89.39             89.39
Orange Producciones S.A.....................................................           100.00            100.00
Cablepar S.A................................................................           100.00            100.00
Cablevision Comunicaciones S.A.E.C.A........................................            89.81             89.81
Tres Arroyos Televisora Color S.A. .........................................            65.28             61.42
Wolves Television Sociedad Anonima..........................................           100.00            100.00
Adesol S.A..................................................................           100.00            100.00
Cable Video Sociedad Anonima................................................           100.00            100.00
Dorrego Television S.A......................................................           100.00            100.00
Cable Video Sur S.R.L.......................................................           100.00            100.00

(1) Companies in the process of being transformed from a S.R.L. to a S.A. (Corporation).

The interim financial data as of September 30, 2002 and 2001 and for the nine-month periods ended September 30, 2002 and 2001 is unaudited; however, in the opinion of the Company, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods.

2.2. Recognition of the effects of inflation

The financial statements were prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. As from that date, in conformity with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with Resolution No. 3/2002 of the Professional Council in Economic Sciences of the City of Buenos Aires ("CPCECABA") and Resolution No. 415 of the CNV on July 25, 2002, recognition of the effects of inflation has been restored. To that end, the restatement method established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") was adopted, considering that the accounting measurements restated by the change in the purchasing power of the currency through August 31, 1995, as well as those arising between that date and December 31, 2001, are stated in currency as of the latter date.

The financial statements for the nine-month period ended on September 30, 2001, which are presented for comparative purposes, were restated into period-end currency.

The result of exposure to the changes in the purchasing power of the currency is shown in the statement of income as "Financial income (expenses) and holding results, net".

2.3.  Generally Accepted Accounting Principles

The unaudited interim consolidated financial statements have been prepared in accordance with Argentine Generally Accepted Accounting Principles ("GAAP") and the requirements of the CNV and are presented in Argentine pesos ("Ps."). Additionally, certain reclassifications and additional disclosures have been included in these unaudited interim consolidated financial statements in order to conform more closely to the form and content required by US GAAP. These unaudited interim consolidated financial statements do not include all the additional disclosures required by the US Securities and Exchange Commission ("SEC") or US GAAP.

Accounting principles generally accepted in Argentina require companies with controlling financial interest in other companies to present both parent company, where investments in subsidiaries are accounted for by the equity method, and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these unaudited interim consolidated financial statements, parent company financial statements are not included. This procedure has been adopted for the convenience of the reader of the financial statements.

The preparation of the financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

2.4.  Comparative financial statements

Certain reclassifications have been included in the financial statements at September 30, 2001, which are presented for comparative purposes.

2.5.  Valuation criteria

The principal valuation criteria used in the preparation of these unaudited interim consolidated financial statements are as follows:

(a)      Foreign currency

         Assets and liabilities denominated in foreign currency are presented at the nominal value of the foreign currency translated to Argentine pesos at period-end exchange rates. Exchange differences have been included in the determination of income.

(b)      Short-term investments

         Publicly traded securities have been valued at their period-end market value. Time deposits and other highly liquid financial investments are carried at cost plus accrued interest. The carrying value of these investments approximates fair value.

(c)      Trade receivables

         Accounts receivables are stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

(d)      Property and equipment

         Property and equipment acquired are presented at restated cost (Note 2.2), less accumulated depreciation. Materials are valued at their weighted average cost.

         Depreciation commences in the month of acquisition or placement of the assets in service and is computed on a straight-line basis over the estimated useful lives of the assets which generally range from 5 to 50 years. Changes to useful life estimates are recognized in depreciation.

         Improvements that extend asset lives are capitalized; other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation applicable to assets sold or retired are removed from the accounts and are recognized as a component of depreciation expense.

         Management considers that there has been no impairment in the carrying value of property and equipment.

(e)      Long-term investments

         Generally, investments in which the Company has ownership interests between 20% and 50% are accounted for under the equity method. Equity method investments are recorded at cost and adjusted to recognize the Company's proportional share of the investee's income or loss; the Company discontinues recognition of its proportional share of the investee's losses when the investment is reduced to zero, unless the Company has assumed the commitment to recognize the corresponding liability. Investments in which the Company had ownership below 20% are recorded at cost.

         The accounting criteria applied to most equity investees are similar to those used by the parent company. Where the accounting criteria differ, corresponding adjustments have been made. Management considers that there has been no impairment in the carrying value of the Company's investments.

         Financial statements which are prepared in currencies other than the Argentine peso have been translated into that currency in accordance with Technical Pronouncement No. 13 of the FACPCE
         (restate-convert-disclose method).

(f)      Goodwill and intangible assets

         Goodwill, representing the excess of cost over the fair value of net identifiable assets acquired, is stated at restated cost (Note 2.2) and is amortized on a straight-line basis over its estimated economic life, not exceeding 20 years.

         Purchased subscribers and other intangible assets are stated at restated cost (Note 2.2) and are amortized over a period of 20 years and 5 years, respectively.

         The goodwill and intangible assets balance at September 30, 2002 was adjusted to reflect its estimated recovery value by means of an allowance for impairment calculated by Company management on the basis of estimates and evaluations of information available at that date (see
         Note 14).

(g)      Shareholders' equity

         These accounts have been restated on a constant Argentine pesos basis (included in Adjustments to capital account) (Note 2.2.). Adjustments to capital and additional paid-in capital may be used to absorb accumulated deficits or to increase capital at the discretion of the shareholders. These amounts cannot be distributed in the form of cash dividends.

(h)      Recognition of revenues

         Revenues are recognized on an accrual basis, including revenues from subscriptions, which are recorded in the month the service is rendered. The Company's revenues are presented net of sales-related taxes, which include state, municipal and regulatory taxes, in addition to being presented net of the allowance for doubtful accounts.

(i)      Selling and marketing expenses

         Selling and marketing expenses are expensed as incurred.

(j)      Programming rights

         Programming rights pending invoicing at the period-end are estimated on the basis of existing agreements and other judgment criteria at that date.

(k)      Employee severance indemnities

         Severance indemnities are expensed when paid or when they are expected to have an impact on the results for the period because they represent a certain and quantified risk.

(l)      Income taxes

         Income taxes are those estimated to be paid for each period. In accordance with Argentine tax regulations, income taxes are calculated at the statutory rate on each entity's taxable income for the period (35% for each of 2002 and 2001).

(m)      Tax on minimum notional income

         In the event a company has a loss for tax purposes, current Argentine legislation requires the payment of a tax on minimum notional income, which is calculated as 1% of assets. Such payments may be utilized during a ten year carryforward period to offset income taxes that would otherwise be payable. The tax on minimum notional income, which is estimated to be offset within the ten following years with income tax, has been disclosed under Other receivables.

         In October 2001 the Company was added to the register of beneficiaries of the agreements to improve competitiveness and employment (Decree No. 730/01). According to these regulations, the Company is exempt from the aforementioned tax for fiscal year 2001 and future years.

NOTE 3 - ANALYSIS OF CERTAIN UNAUDITED INTERIM CONSOLIDATED BALANCE SHEET AND STATEMENT OF OPERATIONS ACCOUNTS

                                                                                         September 30,
                                                                              -------------------------------------
                                                                                    2002               2001
                                                                              ------------------ -----------------
                                                                                 (Unaudited)        (Unaudited)
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEET
CURRENT ASSETS
(a) Short-term investments
    Money market instruments ..................................................             57,682          12,603,769
    Time deposits .............................................................            848,266         203,905,250
    Other .....................................................................             20,188              27,887
                                                                                    --------------      --------------
                                                                                           926,136         216,536,906
                                                                                    ==============      ==============
(b) Trade receivables
       From subscriptions .....................................................         33,171,345          82,999,845
       From advertising .......................................................          9,588,954          19,919,762
         Notes receivable .....................................................            285,651                   -
       From new businesses ....................................................          1,369,795           3,378,209
         Credit cards .........................................................          3,019,107           2,065,856
         From assurance .......................................................         10,678,245          14,832,048
    Other .....................................................................            549,368           1,417,783
    Allowance for doubtful accounts (Note 6 (a))
       From subscriptions .....................................................        (23,966,945)        (50,617,815)
       From advertising .......................................................         (6,419,839)         (9,380,186)
       From new businesses ....................................................           (800,159)         (1,722,042)
                                                                                    --------------      --------------
                                                                                        27,475,522          62,893,460
                                                                                    ==============      ==============
(c) Other
    Advances to suppliers .....................................................          4,137,635           1,570,736
    Receivables from minority shareholders ....................................          2,756,910           6,348,337
    Tax advances ..............................................................          8,246,105          37,491,955
    Deposits in guarantee .....................................................            602,227             966,526
    Other receivables .........................................................         14,417,990          34,628,266
    Advances on future dividends ..............................................            135,000                   -
    Debtors in litigation .....................................................            183,957             739,693
    Prepaid expenses ..........................................................         14,044,867          17,227,089
    Advances to employees .....................................................            267,883             660,933
    Judicial deposits .........................................................          2,287,931           4,943,088
    Other .....................................................................          3,735,843           1,450,718
                                                                                    --------------      --------------
                                                                                        50,816,348         106,027,341
                                                                                    ==============      ==============
NON-CURRENT ASSETS
(d) Other
    Prepaid expenses ..........................................................         26,962,639          35,734,820
    Tax advances ..............................................................            220,934          22,472,524
    Deposits in guarantee .....................................................                  -           1,091,840
    Other .....................................................................          3,483,268             736,528
                                                                                    --------------      --------------
                                                                                        30,666,841          60,035,712
                                                                                    ==============      ==============
(e) Long-term investments
       Investments in companies carried under the equity method
           (Note 10) ..........................................................          6,789,842           3,722,653
      Advances for the purchase of companies ..................................          8,690,338           5,698,670
       Investments in companies carried at cost ...............................            205,218             275,385
                                                                                    --------------      --------------
                                                                                        15,685,398           9,696,708
                                                                                    ==============      ==============
CURRENT LIABILITIES
(f) Short-term bank and financial debt
    Overdraft facilities ......................................................             57,502             106,989
    Corporate Bonds
       Capital ................................................................      1,899,366,480         276,504,191
       Interests payable and restatements .....................................        212,956,226          52,085,437
    Loans
       Capital ................................................................         44,602,722          99,559,389
       Interests payable ......................................................         18,668,807           1,430,301
       Credits from related parties ...........................................                  -          11,060,168
                                                                                    --------------      --------------
                                                                                     2,175,651,737         440,746,475
                                                                                    ==============      ==============
(g)  Other
       Other provisions .......................................................          2,157,571           4,404,050
       Debt with minority shareholders ........................................            599,551             246,177
       Dividends payable ......................................................          2,608,984           1,232,864
       Advanced subscriptions fees ............................................                  -             153,652
       Sundry creditors .......................................................            312,409             724,578
       Other ..................................................................          2,112,335           2,387,282
                                                                                    --------------      --------------
                                                                                         7,790,850           9,148,603
                                                                                    ==============      ==============
NON-CURRENT LIABILITIES
(h)  Other
     Investments in companies carried under the equity method - Fintelco
      S.A. (Note 10) ..........................................................         21,766,825          39,258,364
     Other ....................................................................            258,728             258,728
                                                                                    --------------      --------------
                                                                                        22,025,553          39,517,092
                                                                                    ==============      ==============
UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
(i)  Net revenues
    Gross sales
      From subscriptions ......................................................        485,941,104         795,830,960
      From advertising ........................................................          8,179,866          19,525,277
       Other ..................................................................          5,250,667           4,520,640
    Allowance for doubtful accounts
      From subscriptions ......................................................        (32,222,598)        (48,938,897)
      From advertising ........................................................         (1,093,363)           (789,747)
      From new business .......................................................                  -          (1,722,042)
    Direct taxes ..............................................................         (2,771,134)        (14,764,151)
Recovery from Comfer - Decree 1008/01 .........................................                  -          38,741,086
                                                                                    --------------      --------------
                                                                                       463,284,542         792,403,126
                                                                                    ==============      ==============
(j) Financial income (expenses) and holding results, net On assets
      Result of exposure to inflation .........................................       (168,622,107)                  -
      Exchange differences and results from conversion ........................         34,638,361             208,137
      Bank expenses ...........................................................           (590,534)           (852,608)
      Holding gains/short-term investments ....................................          5,113,354           1,516,729
      Interest ................................................................            397,799           1,709,995
                                                                                    --------------      --------------
                                                                                      (129,063,127)          2,582,253
                                                                                    --------------      --------------
    On liabilities
      Result of exposure to inflation .........................................        405,194,490                   -
      Interest ................................................................       (193,430,716)       (151,801,234)
      Restatements ............................................................        (20,104,199)                  -
      Result from advanced repurchase of negotiable obligations ...............        423,507,729                   -
      Exchange differences and bank expenses ..................................     (1,044,488,694)         (3,368,443)
      Tax on interest .........................................................            730,968         (11,950,270)
      Tax on debits and credits to bank current accounts ......................         (3,445,194)         (3,394,682)
      Commissions .............................................................        (11,057,328)        (12,223,405)
      Other ...................................................................            337,416                   -
                                                                                    --------------      --------------

                                                                                                          (442,755,528)
                                                                                    --------------      --------------

                                                                                                          (571,818,655)
                                                                                    ==============      ==============
(k) Other non-operating income (expenses), net
    Employee's dismissals .....................................................               (890)        (10,145,053)
    Provision for lawsuits and contingencies ..................................           (435,965)         (6,059,722)
    Uncollectibility of other receivables .....................................            (42,097)         (4,606,881)
Provision for loss of value of intangible assets ..............................         (5,011,085)                  -
    Gain on sale of investments ...............................................             25,327         326,939,265
    Other .....................................................................          6,909,070          (3,093,668)
                                                                                    --------------      --------------
                                                                                         1,444,360         303,033,941
                                                                                    ==============      ==============


NOTE 4- PROPERTY AND EQUIPMENT

                                                                              September 30, 2002
                                                     ---------------------------------------------------------------------------
                                                        Original value        Accumulated                             Assets
                                                                              depreciation       Net book value    lives years
                                                     ---------------------------------------------------------------------------
                                                         (Unaudited)           (Unaudited)          (Unaudited)
Installations, external wiring and
  transmission equipment ......................        1,448,075,705         (965,100,742)          482,974,963        10
Properties ....................................          120,977,346          (37,355,975)           83,621,371        50
Computer equipment ............................           64,599,487          (52,999,566)           11,599,921         5
Furniture, fixtures and tools .................           57,397,609          (50,337,556)            7,060,053        10
 Vehicles .....................................           32,278,674          (27,732,080)            4,546,594         5
Materials, net of provision for
  obsolescence of materials ...................           62,279,563                    -            62,279,563         -
Work in progress ..............................           16,104,110                    -            16,104,110         -
Advances to suppliers .........................            2,896,861                    -             2,896,861         -
                                                       --------------       --------------       --------------
         Total ................................        1,804,609,355       (1,133,525,919)          671,083,436
                                                       ==============       ==============       ==============


                                                                              September 30, 2001
                                                     ---------------------------------------------------------------------------
                                                        Original value        Accumulated                             Assets
                                                                              depreciation       Net book value    lives years
                                                     ---------------------------------------------------------------------------
                                                         (Unaudited)           (Unaudited)          (Unaudited)
Installations, external wiring and
transmission equipment ............................       1,421,993,871        (800,423,372)         621,570,499           10

Properties ........................................         120,321,575         (31,632,039)          88,689,536           50

Computer equipment ................................          63,595,525         (44,351,579)          19,243,946            5

Furniture, fixtures and tools .....................          56,056,089         (45,189,104)          10,866,985           10

Vehicles ..........................................          32,772,537         (26,414,888)           6,357,649            5
Materials, net of provision for
  obsolescence of materials .......................          66,730,035                   -           66,730,035            -

Work in progress ..................................          30,454,470                   -           30,454,470            -

Advances to suppliers .............................           5,294,580                   -            5,294,580            -
                                                          ------------------------------------------------------
         Total ....................................       1,797,218,682        (948,010,982)         849,207,700
                                                          ======================================================


The unaudited interim consolidated depreciation of property and equipment for the nine-month periods ended September 30, 2002 and 2001 amounted to Ps. 149,966,543 and Ps. 150,854,048, respectively.

NOTE 5- GOODWILL AND INTANGIBLE ASSETS

                                                                          September 30, 2002
                                                    ---------------------------------------------------------------
                                                                              Accumulated
                                                      Original value          amortization        Net book value
                                                    --------------------- -------------------- --------------------
                                                         (Unaudited)           (Unaudited)          (Unaudited)
Goodwill ......................................         2,683,558,737           (837,914,555)     1,845,644,182
Purchased subscribers..........................            27,851,487             (9,483,855)        18,367,632
Others.........................................            26,178,155            (10,838,429)        15,339,726
                                                    --------------------- -------------------- --------------------
         Sub-Total.............................         2,737,588,379           (858,236,839)     1,879,351,540
Allowance for impairment.......................          (335,561,669)            14,036,165       (321,525,504)
                                                    --------------------- -------------------- --------------------
         Total.................................         2,402,026,710           (844,200,674)     1,557,826,036
                                                    ===================== ==================== ====================

                                                                           September 30, 2001
                                                     ---------------------------------------------------------------
                                                                              Accumulated
                                                      Original value          amortization        Net book value
                                                     -------------------- --------------------- --------------------
                                                        (Unaudited)          (Unaudited)           (Unaudited)

Goodwill .......................................        2,679,495,068           (706,811,150)     1,972,683,918
Purchased subscribers...........................           27,851,486             (8,044,960)        19,806,526
Others..........................................           12,807,171             (6,479,322)         6,327,849
                                                  -------------------- --------------------- --------------------
         Total..................................        2,720,153,725           (721,335,432)     1,998,818,293
                                                  ==================== ===================== ====================


The unaudited interim consolidated amortization of goodwill and intangible assets for the nine-month periods ended September 30, 2002 and 2001 amounted to Ps. 88,928,090 and Ps. 101,707,450 respectively.

NOTE 6- ALLOWANCES AND CERTAIN PROVISIONS

(a)      Allowance for doubtful accounts

                                                                         September 30,
                                    -----------------------------------------------------------------------------------------
                                         2002            2001           2002           2001          2002          2001
                                    ------------------------------- ---------------------------- ----------------------------
                                           From subscriptions             From advertising            From new businesses
                                    ------------------------------- ---------------------------- ----------------------------
                                       (Unaudited)     (Unaudited)  (Unaudited)    (Unaudited)   (Unaudited)   (Unaudited)
Balance at the beginning of the
period............................     47,726,629      38,394,737       9,556,478    9,434,325     1,722,041             -
Increase (recorded as loss).......     32,222,598      48,938,897       1,093,363      789,747             -     1,722,042
(Write-off) (*)...................    (55,982,282)    (36,715,819)     (4,230,002)    (843,886)     (921,882)            -
                                    --------------- --------------- -------------- ------------- ------------- --------------
Balance at the end of the period..     23,966,945      50,617,815       6,419,839    9,380,186       800,159     1,722,042
                                    =============== =============== ============== ============= ============= ==============

(*) Includes result of exposure to inflation.

(b)      Provision for obsolescence of materials

                                                                                             September 30,
                                                                                     --------------- --------------
                                                                                          2002           2001
                                                                                     --------------- --------------
                                                                                        (Unaudited)     (Unaudited)
Balance at the beginning of the period..........................................        11,220,567      11,365,074
Decrease........................................................................           (67,004)       (117,333)
                                                                                     --------------- --------------
Balance at the end of the period................................................        11,153,563      11,247,741
                                                                                     =============== ==============

(c)      Provision for lawsuits and contingencies

                                                                                             September 30,
                                                                                     --------------- --------------
                                                                                          2002           2001
                                                                                     --------------- --------------
                                                                                        (Unaudited)     (Unaudited)
Balance at the beginning of the period..........................................        52,641,076      45,162,754
Increase (recorded as loss).....................................................           435,965       6,059,722
(Decrease) increase of provision (*)............................................       (29,857,057)         91,800
                                                                                     --------------- --------------
Balance at the end of the period................................................        23,219,984      51,314,276
                                                                                     =============== ==============

(*) Includes result of exposure to inflation.


NOTE 7- BANK AND FINANCIAL DEBT

In addition to the financial loans with local financial entities, which have been converted into pesos and restated at the end of the period ended September 30, 2002 through application of the Reference Stabilization Coefficient ("CER") as explained in Note 13, the Company's financial debt is as follows:

(a)  US$ 125 million 9.25% Notes due 2002 and US$ 125 million 10.50% Notes due
     2007

     The Shareholders' Ordinary and Extraordinary General Meeting held on October 7, 1996 approved the issuance of non-convertible unsecured corporate bonds for up to US$ 300,000,000 and authorized the Board of Directors to determine the remaining terms and conditions, including issue date, price, interest rate, placement and payment form and conditions.

     On October 11, 1996, filings with the CNV, the BCBA and the Mercado Abierto Electronico S.A. (Electronic Open Market or MAE) were made to obtain approval for the public issuance of the Notes, which was obtained on January 23, January 30, and February 5, 1997, respectively.

     On January 28, 1997, the Board of Directors of Multicanal approved the issuance of two series of securities, the US$ 125 million 9.25% Notes due 2002 and the US$ 125 million 10.50% Notes due 2007 (collectively, the "Notes"), in each case interest to be paid semi-annually. The aggregate net proceeds of the issue of the Notes due 2002 and the Notes due 2007 of US$ 244,882,500, together with US$ 5,117,500 corresponding to cash generated by the operations, were used to repay a US$ 200 million loan facility arranged by The Boston Investment Group S.A., Banco Rio de la Plata S.A. and Galicia Capital Markets S.A. in 1995 (the "1995 Loan Facility") and to refinance short-term bank debt and other indebtedness. Appropriation to payment was effected on February 3, 1997.

     The Notes due 2002 and the Notes due 2007 contained customary affirmative and negative covenants, including, but not limited to, restrictions on the incurrence of additional debt, creation of liens on assets, disposal of assets, mergers and payments of dividends.

     On July 2, 1997, the Notes due 2002 and the Notes due 2007 were registered with the SEC and the Company made a duly registered exchange offer to holders of the Notes. The 30-day exchange offer, in which holders of US$ 102,900,000 aggregate principal amount of Notes due 2002 and of US$ 86,409,000 aggregate principal amount of Notes due 2007 tendered concluded on August 3, 1997. On September 4, 1998, the Company made a voluntary second 30-day exchange offer to the holders of the outstanding Notes due 2002 and Notes due 2007, in which holders of US$ 18,575,000 aggregate principal amount of Notes due 2002 and US$ 37,603,000 aggregate principal amount of Notes due 2007 tendered.

     On June 26, 2001 the Company filed a registration application with the CNV for a public offering for the purchase of Notes in the amount of US$ 125,000,000 maturing on February 1, 2002, addressed to all of its holders and to be carried out simultaneously in Argentina and in foreign markets in which the Notes were originally placed. This purchase offering was subject to: (a) the assignment of the Company's rights in DirecTV Latin America LLC and of certain contractual rights relating to it, the proceeds of which would be used in part to purchase the Notes offered; (b) the absence, according to the Company's reasonable judgement, of any legal impediment, whether actual or threatened, including any noncompliance under an agreement, indenture or any other instrument or obligation, which the Company or one of its affiliates is a party to, to purchase the Notes offered; or (c) the absence of events or changes, including in the economic, financial, exchange or general market conditions of the United States of America, Argentina or any other country which, according to the reasonable judgement of the Company, has or may have a material adverse effect on the market price, the trading of or the value of the Notes to the Company.

     On June 28, 2001 the Board of the CNV acknowledged the procedure implemented by the Company for the public offering involving the purchase of the Notes issued by it and maturing in 2002, up to an amount of US$ 125,000,000. On July 19, 2001, due to the economic and financial conditions in Argentina, the Company concluded that the conditions for the consummation of its offer to purchase the Notes had not been met and were unlikely to be met and thus, the Company decided to withdraw the purchase offer as of that date.


(b)  Establishment of a Medium-Term Note Program of up to US$ 350,000,000

     During the Ordinary Shareholders' Meeting held on April 4, 1997, the Shareholders approved the establishment of a Medium-Term Note Program (the "Program") for the issue of unsecured corporate debt, in different currencies, provided that the maximum outstanding amount, after adding all series and classes of notes issued under the Program, does not exceed US$ 350,000,000, or an equivalent amount if any such issue is in another currency, at any time. On May 8, 1997, the CNV approved the public offer of Corporate Bonds under the abovementioned Program. On July 24, 1997, the abovementioned Program was approved by the BCBA.

     (i)  Issue of US$ 150 million Series C 10.50% Notes due 2018

          On March 15, 1998, the Board of Directors of Multicanal approved the terms and conditions for the issuance under the Program of US$ 150 million Series C 10.50% Notes due 2018 (the "Series C Notes"). The Series C Notes will mature on April 15, 2018 and bear interest at the rate of 10.50% payable semi-annually.

          The net proceeds received by the Company from the placement, amounting to approximately US$ 144.3 million, were used to refinance debt incurred by the Company in connection with the purchase of cable systems, short-term bank debt, other liabilities and costs and related expenses.

          The Series C Notes contain customary affirmative and negative covenants, which are similar to those mentioned for the issue of the Notes due 2002 and Notes due 2007.

          On September 4, 1998, the Series C 10.50% Notes due 2018 (the "New Notes") were registered with the SEC and the Company made a duly registered 30-day exchange offer to the holders of the Series C Notes, in which holders of US$ 149,850,000 aggregate principal amount of Series C Notes tendered.

(c) Increase in the maximum amount of notes outstanding under the Medium-Term Note Program

          The Company's shareholders approved, at a self-summoned Unanimous Ordinary Meeting held on November 24, 1997, an increase in the maximum aggregate amount of notes outstanding under the Medium-Term Note Program by US$ 200,000,000 to US$ 550,000,000. On December 2 and 22,
          1998 and February 16, 1999, the CNV, the BCBA and the MAE, respectively, approved the abovementioned increase.

          Subsequently, on January 19, 1999, the Company's shareholders approved an additional increase in the maximum aggregate amount of notes outstanding under the Medium-Term Note Program by US$ 500,000,000 to US$ 1,050,000,000. On March 31 and April 5 and 13, 1999, the CNV, the BCBA and the MAE, respectively, approved the abovementioned increase.

     (i)  Issue of US$ 175 million Series E Notes due 2009

          In March 1999 the Board of Directors of Multicanal approved the terms and conditions for the issue of the Series E Notes under the Medium-Term Note Program. The CNV approved the public offer of such Notes on March 31, 1999.

          The principal amount of the Series E Notes totals US$ 175 million and matures on April 15, 2009. The Series E Notes are subject to early repayment, in whole or in part, at the option of holders, on April 15, 2004. If a holder exercises its early repayment option, the Series E Notes will be repaid at a price equal to 100% of the principal amount plus interest accrued thereon and unpaid and additional amounts, if any, which could be claimed through the repayment date. The Notes bear interest at the rate of 13.125%, payable semi-annually.

          The net proceeds of the issue, which amounted to US$ 170.5 million, were used to refinance debt incurred by the Company in connection with the purchase of cable systems and other short-term financial liabilities.

          The listing and negotiation of the Series E Notes were authorized by the BCBA and the MAE on April 14 and 15, 1999, respectively.

          The Series E Notes contain customary affirmative and negative covenants, which are similar to those mentioned for the issue of the Notes due 2002 and Notes due 2007.

          On September 13, 1999, the Series E Notes due 2009 were registered with the SEC and the Company made a duly registered 30-day exchange offer to the holders of the Series E Notes, in which holders of US$ 159,180,000 aggregate principal amount of Series E Notes tendered.

     (ii) Issue of US$ 150 million Series G Floating Rate Notes due 2001

          On January 17, 2000 the Board of Directors of Multicanal approved the terms and conditions for the issue of Series G Floating Rate Notes for an amount of up to US$ 200,000,000, issued under the Medium-Term Note Program. The Shareholders' Meeting held on February 7, 2000 confirmed this Board Resolution.

          The principal amount of the issue totaled US$ 150 million, which fell due in eighteen months as from February 18, 2000, and beared interest at LIBOR plus 4.5% p.a., payable monthly for the first three months and quarterly thereafter. On February 17, 2000 the BCBA authorized the listing of these Series G Notes.

          The net proceeds of the issue, which amounted to US$ 146.6 million, were used to refinance debt incurred by the Company, among others the prepayment of the principal and accrued interest due on the 1997 Loan Facility.

          Pursuant to the terms of the Series G Floating Rate Notes, the Company was required to comply with certain obligations, such as restrictions on: i) incurrence of additional debt, ii) issuance of liens on assets, and iii) disposal of assets, among other items.

          See issue of US$ 144 million Series J Floating Rate Notes (Note 7 (c)
          (iv)).

    (iii) Issue of US$ 14 million Series I 10.25% Notes due 2001

          On December 28, 2000 the Board of Directors of Multicanal approved the terms and conditions of Series I Notes issued under the Global Program for up to US$ 1,050,000,000, the public offer of which was approved by the CNV on March 31, 1999.

          The issue was carried out on January 11, 2001 for a total amount of US$ 14 million due on August 21, 2001; interest accrued from the date of issue at a fixed annual percentage rate of 10.25%, with final repayment upon maturity.

          The net proceeds from the placement, which amounted to approximately US$ 13.7 million plus US$ 24.6 million generated by the Company's ordinary course of business, were used to pay the last interest installment and full amortization of the Series A Floating Rate Notes.

          The Series I Notes contained similar affirmative and negative covenants to those contained in the Series G Floating Rate Notes (Note 7-(c) (ii)).

          On January 9, 2001, the BCBA authorized the listing of Series I Notes.

          See description of the settlement in Note 7 (c) (iv).

     (iv) Issue of US$ 144 million Series J Floating Rate Notes due 2003

          On August 22, 2001, the Board of Directors of Multicanal approved the issue of US$ 144,000,000 of its Series J Floating Rate Notes under the Global Program for up to US$ 1,050,000,000.

          The Series J Notes were issued on August 24, 2001 in the amount of US$ 144 million, and the maturity date is August 22, 2003. The Series J Floating Rate Notes bear interest at the LIBO rate indicated for deposits in dollars on page "3,750" of the Telerate monitor plus 5.5%. Interest is payable on a quarterly basis.

          On August 24, 2001 the Company issued the Series J Floating Rate Notes, which were exchanged for the Series G and Series I Notes (the maturity of which was extended until August 30, 2001 with the unanimous consent of their holders in connection with the issuance of the Series J Notes). Pursuant to the terms and conditions agreed upon, the Company paid US$ 20,000,000 in cash to the Series G and Series I holders to satisfy all of the Company's obligations corresponding to such Notes.

          Pursuant to the terms of the Series J Floating Rate Notes, the Company must comply with certain covenants, including, without limitation, obligations that restrict: (i) indebtedness; (ii) dividend payments or the making of certain restricted payments; (iii) the granting of certain pledges, and (iv) the sale of certain assets of the Company and certain of its subsidiaries. In addition, the Company agreed that its net debt (Bank and financial debts plus Acquisition-related debt less Cash and cash equivalents) would not exceed US$ 700,000,000, that it will not invest in fixed or capital assets in excess of US$ 40,000,000 during any 12 month-period and that the balances resulting from the sale of its investment in DirecTV Latin America, LLC to Raven Media Investment, LLC would be applied to discharge financial debt.

Repurchases

During the last quarter of 2001 and in January 2002, the Company repurchased notes issued by it for US$ 211,148,000, obtaining a discount with respect to the face value of the Company's debt amounting to US$ 130,995,548. The result of the purchase for the year in progress amounted to $ 423,507,729, which is recorded under Financial income (expenses) and holding results, net in the unaudited interim consolidated statement of operations.

Deferred Payments

On February 1, 2002, the Company deferred the payment of principal and interest on its 9.25% Notes due 2002 and interest on its 10.50% Notes due 2007 due to the situation of the Argentine economy and the political and social crisis that resulted from the economic, exchange and regulatory measures described in Note
13. Subsequently on February 26, 2002, the Company deferred the payment of interest on its Series J Floating Rate Notes due 2003.

On April 15, 2002, the Company deferred payments of interest on its Series C 10.50% Notes due in 2018, and its Series E 13.125% Notes due in 2009 due to the worsening of the Argentine economic crisis.

On June 4, 2002, the Company announced the designation of JP Morgan Securities Inc. as financial advisor, to assist it in designing alternative means of discharging the deferred payments.

NOTE 8   - SHAREHOLDERS' CAPITAL

As a result of the incorporation of the equity of Plataforma Digital S.A., effective from January 1, 2001 (Note 1 b)), the capital stock of Multicanal, as the absorbing company, was increased by Ps. 867,810, from Ps. 365,953,227 to Ps. 366,821,037, by the issue of 867,810 non-endorsable, registered, ordinary Class A shares of Ps. 1 par value with five votes per share, which were delivered to Grupo Clarin S.A. in exchange for the shares held by it in Plataforma Digital S.A. This capital increase is pending registration.

As a result, the shares of the Company are currently held as follows:

========================================= ======================================================== ===============
                                                             Number of shares
----------------------------------------- ------------------ ------------------ ------------------ ---------------
              Shareholder                      Class A            Class B             Total          % Holding
----------------------------------------- ------------------ ------------------ ------------------ ---------------
Grupo Clarin S.A.                               80,679,409         21,957,194(1) 102,636,603            27.98
Multicanal Holding LLC                         119,655,068         27,909,472    147,564,540 (2)        40.23
Arte Grafico Editorial Argentino S.A.                    -        116,619,894    116,619,894            31.79
                                          ------------------ ------------------ ------------------ ---------------
Total                                          200,334,477        166,486,560    366,821,037           100.00
========================================= ================== ================== ================== ===============


(1) On March 30, 2001, the Company's Board of Directors authorized the granting and registering of a pledge on 4,791,503 Class B shares owned by Grupo Clarin S.A., as collateral for Video Cable Comunicacion S.A.'s deferred taxes in the amount of Ps. 2,982,126 and Ps. 3,055,166 corresponding to investments made in Sierras de Mazan S.A. In addition, in line with the Administracion Federal de Ingresos Publicos (Tax Authority or the "AFIP") General Resolution No. 846, the Company set up a pledge in its favor on 4,791,503 Class B shares as collateral with BankBoston N.A. in favor of the AFIP.

         On January 24, 2002 the Board of Directors of the Company authorized the creation and registration of a security interest on (i) 367,954 ordinary book entry Class B shares held by Grupo Clarin S.A. to secure tax deferrals for Ps. 463,620 made by Video Cable Comunicacion S.A. in Sierras de Mazan S.A.; (ii) 2,146,107 ordinary book entry Class B shares held by Grupo Clarin S.A. to secure tax deferrals for Ps. 2,704,095 made by Enequis S.A. in Sierras de Mazan; and (iii) 1,299,498 ordinary book entry Class B shares held by Grupo Clarin S.A. to secure Ps. 1,637,355, i.e. the total amount of the debt deferred by Cable Video Sociedad Anonima in Valle del Tulum. Those shares were pledged as collateral in favor of the AFIP through BankBoston N.A.

(2) Of this holding, 62,333,333 shares (40,094,948 ordinary Class A shares and 22,238,385 ordinary Class B shares) are pledged in favor of TI Telefonica Internacional de Espana S.A. and 12,466,667 shares (6,795,580 ordinary Class A shares and 5,671,087 ordinary Class B shares) have been pledged to Chase as collateral for certain payment obligations. Notice of the lifting of this pledge was communicated to the Company on May 22, 2000 by Chase. On November 11, 2000 TI Telefonica Internacional de Espana S.A. gave notice of the assignment of the right to collect the price balances and the rights on the shares pledged in favor of Telefonica Media S.A.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

(a)  Acquisition and sale of cable systems

     (i)  Acquisition of cable systems in Paraguay

          On December 12, 1997, the Company entered into two agreements for the acquisition of 14 cable systems (13 in Paraguay and 1 in Clorinda, Argentina). The closing of the transaction was scheduled for November 15, 1997, which was subject to the seller's compliance with certain conditions, including obtaining various regulatory approvals from the government of Paraguay, which were ultimately not obtained. The Company renegotiated the purchase of the subscribers, and the assets and liabilities of the Paraguayan companies. So far, US$ 2,300,000 corresponding to the payment on account of the total price has been paid.

          The final agreement was not signed due to the seller's failure to comply with its obligations. The seller signed a promissory note amounting to US$ 2,300,000 and pledged the shares corresponding to certain TV systems in favor of the Company to guarantee compliance with the conditions for the closing of the transaction. As a result of the seller's non-compliance, the Company demanded payment of the promissory note, but the seller brought a claim demanding compliance with the agreement signed on December 12, 1997, reserving the right to determine the amount of damages, and an injunction which was resolved by the Paraguayan court in favor of the plaintiff. This measure prevents collection by the Company of the promissory note amounting to US$ 2,300,000.

          On June 19, 2001, the seller communicated to the court the assignment of rights and lawsuits in favor of Lisker S.A., for which court fees were paid. When the Company was informed of this assignment, it filed an appeal challenging the court's decision pursuant to which Lisker S.A. was assigned seller's rights, on the grounds that the agreement had an intuitu personae nature, and that the seller was restricted from assigning rights, according to the agreement. Through a resolution dated August 17, 2001, the court approved the appeal and revoked the rights assigned to Lisker S.A. That ruling was appealed by Lisker S.A., which filed an appeal of the dismissal. This appeal was also dismissed. Subsequently, Lisker S.A. filed an appeal with the Supreme Court of Justice of Paraguay claiming unconstitutionality. Once the complaint regarding the unconstitutional nature of the measure had been replied to, the case was submitted to the Attorney General for a ruling. To answer the requirement the Attorney General asked for the file on the complaint because of refusal to appeal, but as it has been mislaid at present the Civil and Commercial Court of Appeal has not yet sent it. In view of the situation an application will be made for the time periods to be extended and for a reply to the submission on the action brought for lack of constitutionality.

          On July 10, 2001 the court ordered that the evidence filed by the seller, which it had obtained in Buenos Aires, be removed from the court file and returned to it. The seller filed a motion to reverse this court decision and an appeal. On July 24, 2001, the court rejected the motion and the appeal. The seller appealed but the appeal was rejected by the Appellate Court in Civil and Commercial Matters, Room 2, on August 13, 2001.

          On September 17, 2001, the Company requested the lifting of the provisional remedy, which restrains it from collecting the promissory note for US$ 2,300,000 drawn in the name of the seller. The Court lifted the injunction that had prevented Multicanal from bringing legal action against the seller.

          The Company is unable to assure that it will collect the amount due once the injunction has been lifted.

     (ii) Sale of assets and rights in DirecTV Latin America, LLC.

          On August 24, 2001, the Company transferred all of its interests in DirecTV Latin America, LLC and certain contractual rights related thereto to Raven Media Investments, LLC, a company organized under the laws of the state of Delaware and wholly-owned by Grupo Clarin S.A., for US$ 150,000,000.

          The Company received the full purchase price upon the execution of the transfer agreement.

          Multicanal reserved the right, subject to certain conditions, to indirectly repurchase the assets sold. This option expires by no later than November 10, 2003.

    (iii) Tres Arroyos Televisora Color S.A. trusts

          On September 7, 2001, a Trust Agreement was signed under which the minority shareholders transferred all of their equity interests in Tres Arroyos Televisora Color S.A., representing 38.58% of the stock capital, in favor of the trustee, Mr. Jose Maria Saenz Valiente (h). Multicanal was appointed the trust beneficiary so that the stock in trust is gradually transferred to it provided it pays Ps. 42,876 per month to the trustee over a 10-year period. The trust will be revoked if Multicanal were to fail to pay the consecutive monthly installments.

          Additionally, on the same date, September 7, 2001, a beneficial interest on the shares of Tres Arroyos Televisora Color S.A., representing 38.58% of the Company's capital stock and voting rights, was set up in favor of Multicanal, for the earlier of 10 years or the Trust life.

          As of September 2002, the trustee transferred 926 shares to Multicanal under the Trust Agreement. The participations after the transfer are as follows: Multicanal owns 15,666 shares representing 65.28% of the capital stock and Fideicomiso Tres Arroyos Televisora Color S.A. owns 8,334 shares representing 34.72% of the capital stock.

(b)  Litigation

     The Company is involved in litigation from time to time in the ordinary course of business. In Management's opinion, the lawsuits in which the Company is currently involved, individually and in the aggregate, are not expected to be resolved for amounts that would be material to the Company's financial condition or results of operations.

(c)  Operating licenses

     The Company's operating licenses, obtained from the Comite Federal de Radiodifusion (Federal Broadcasting Committee or "COMFER"), have been generally granted for a period of 15 years, with the option to extend the licenses for an additional ten-year period, counted as from expiry of the original term. The Company has requested the extension of the term for several licenses. The extension of the license is subject to approval by the COMFER. Management believes that the possibility of the Company not being able to extend its licenses in the future is remote.

     Resolution No 1111/CFR/01, published in the Official Gazette on July 17, 2001, provided for the creation of a "Data Updating Registry for supplementary broadcasting service licenses". Licensees of supplementary broadcasting services in all the national territory must register between the day after publication of the aforementioned Resolution and October 15, 2001, by filing a sworn statement. If they fail to do so, they will be subject to the penalties established in section 18 of Law No. 22,285.

     On October 15, 2001, the Company presented sworn statements for each of the licenses owned by its merged and subsidiary companies.

(d)  Pending approvals

     The Company has applied for COMFER approval of several transactions, including the various corporate reorganizations in which several operating subsidiaries were merged into the Company, certain transfers and other acquisitions of cable television companies. In addition, the Company has requested the COMFER to approve the elimination of certain headends. Although most of these approval petitions are pending, the Company expects to receive all such approvals in due course. Notwithstanding the foregoing, the Company can give no assurance that such approvals will be granted by the COMFER or any successor agency.

     The corporate reorganization made in 1998, including the merger-spin-off of Fintelco S.A., Video Cable Comunicacion S.A. ("VCC") and CV Inversiones S.A. (Note 1 (b)), are pending approval by the IGJ.

     The latest capital increase resulting from the merger by absorption of Plataforma Digital S.A. is pending registration with the IGJ; the reorganization processes previously carried out by the Company are in the process of registration.

(e)  Claims by COMFER

     (i)  Administrative proceedings

          The COMFER has brought administrative proceedings against the Company because of failure to comply with certain terms of the Broadcasting Act.

          As a result of these proceedings, the Company has taken part in a payment facilities regime established by Government Decree 1201/98, as amended by Decrees 644/99 and 937/99, in order to pay the penalties for violations of the broadcasting law that allegedly occurred prior to December 9, 1999. This mechanism provides for: (i) an 85% reduction in any fines in connection with these proceedings, and (ii) cash payments of the amount to be determined, or crediting of the amount to TELAM S.A. for use in public service campaigns run by the Federal Government. The COMFER notified the Company, by means of Note 2872/02, that the "Amount payable" amounts to $ 5,295,359. The Company intends to pay this amount by providing advertising time in future broadcasts.

          In addition, the Company has been notified of the imposition of fines in various cases due to alleged violations of the Broadcasting Act after December 31, 2000 in total amount of $ 9.5 million. The Company filed various appeals with the COMFER against the rulings by the entity imposing fines, and these appeals are presently pending. The Company cannot provide any assurance that its appeals will be successful.

     (ii) Demand for payment from Vidycom S.A.

          The COMFER filed a claim whereby it demanded payment from Vidycom S.A. ("Vidycom"), a company absorbed by Multicanal in 1995, of all the differences in its favor as a result of its participation in the tax exemption established by Resolution No. 393/93.

          The tax authorities based their rejection of the mentioned tax exemption on the following grounds: (a) Vidycom was asked to make payment on several occasions, but did not comply with COMFER's requirements, (b) no documentation supporting the investments committed by the company was provided and (c) no evidence was provided of the weather phenomenon as a result of which the previous shareholders had requested the tax exemption.

          The amount of the claim, which would be equivalent to 30% of the rate paid in 1994, 20% of the rate paid in 1995 and 10% of the rate paid in 1996, plus the corresponding interest, has not yet been determined.

          According to Multicanal, there are questions of fact and of law in its favor which would lead COMFER to reassess its position. Consequently, no amount has been recorded in the financial statements at September 30, 2002. The grounds are as follows: (a) the COMFER did not take into account that the notices had to be served at Multicanal's legal address, as it had absorbed Vidycom, a circumstance of which COMFER was aware, (b) although the administrative procedures had not been concluded, investments were made by Multicanal, and (c) the Company provided evidence of the contingency giving rise to the request for exemption.

    (iii) Claims against Intercable S.A., Parana Television por Cable S.A. and Canaco S.A.

          COMFER has issued resolutions notifying Intercable S.A., Parana Television por Cable S.A. and Canaco S.A., companies absorbed by Multicanal, of the rejection of the request for exemption made under the terms of Resolution No. 393/93 and claiming payment of the unpaid amount plus compensatory interest. The amount payable has not yet been determined, except in the case of Parana Television por Cable S.A., which was $ 55,862.

          The Company, as in the case of Vidycom, believes that there are questions of fact and of law in favor of those companies which would lead COMFER to reassess its position but the Company cannot provide any assurance that its appeal will be successful.

     (iv) Claims against Difusora S.A.

          On April 25, 2001 COMFER notified Difusora S.A., a company absorbed by Multicanal, of the amount it must pay as a result of its participation in the payment facilities regime. The amount is Ps. 107,106, which will be paid with advertising time according to the option elected by the Company.

          In addition, on February 8, 2002, the COMFER notified Difusora S.A. that the "Amount to be Settled" corresponding to an action brought due to infringements that allegedly occurred between May 1 and December 9, 1999 is Ps. 17,054. An application to inspect the file was presented in order to challenge that assessment.

(f)  Other regulatory aspects

     In February 1995, the City of Buenos Aires issued a municipal ordinance regulating the authorization for the installation of TV cable networks. Such ordinance establishes several alternatives for cable installation on the street, namely: by underground laying, center of city block or posting. The ordinance provides for a 7-year term for cable operators to adapt their cable networks in stages in accordance with these provisions. Although the Company has performed network adaptation works, it cannot ensure that the goals established by the ordinance can be achieved. However, based on the current situation, the Company's Management believes that the impact of these events are not likely to significantly affect the results of its operations. Accordingly, no provision has been recorded in this respect.

(g)  Commitments to make contributions to Fintelco S.A.

     Fintelco S.A. had a negative shareholders' equity as of September 30, 2002. Under the Argentine Commercial Companies Law, this could bring its dissolution, unless its capital is restored. Decree No. 1269/02 of the National Executive Branch suspended the application of the abovementioned regulation until December 10, 2003. The Company and Cablevision S.A. each hold 50% of the equity of Fintelco S.A. and, in that proportion, the Company has undertaken to make the contributions required to pay the liabilities of Fintelco S.A. and of its subsidiaries when due.

(h)  Complaints against the Supercanal Group

     The Company brought various claims against Supercanal Holding S.A. and its subsidiaries (the "Supercanal Group"), including an action to declare resolutions adopted during the Extraordinary Shareholders' Meeting of Supercanal Holding S.A. on January 25, 2000 to reduce capital stock of Supercanal Holding S.A. to Ps. 12,000 and subsequently increase capital to Ps. 83,012,000 null and void. The Court issued an injunction requested by the Company but required that the Company post bond for Ps. 22,000,000 for potential damages that could be assessed against the defendant, should the complaint be dismissed. The remedy was granted against the issue of a surety bond. The Court of Appeals revoked the injunction. The Company has filed an extraordinary appeal against that resolution, claiming it is both "arbitrary" and "damaging to the institution". The appeal is in the process of being heard, and a ruling thereon is pending.

     Other legal actions were initiated, claiming the suspension of: i) the last three Ordinary Shareholders' Meetings of Supercanal Holding S.A. and ii) the guarantees granted by Supercanal S.A. on bank loans exclusively in favor of the group controlling Supercanal Holding S.A. (Grupo Uno S.A. and affiliated companies). In addition, a claim for dissolution and liquidation of Supercanal Holding S.A. was brought jointly with the action for removal of all the members of the Board of Directors and the Surveillance Committee, and the dissolution of Supercanal Capital N.V.

     Supercanal Holding S.A. and other companies of the Supercanal Group filed for bankruptcy proceedings with the National Court of First Instance on Commercial Matters No. 20, Secretariat No. 40. and the procedures began on April 19, 2000.

     As a result of the revocation of the preliminary injunction mentioned above, on December 12, 2001 the Company was notified of the filing of a claim by Supercanal Holding S.A. for damages caused by the granting of the preliminary injunction that was subsequently revoked. It has been claimed that the suspension of the effects of the meeting held on January 25, 2000 resulted in the cessation of payments to Supercanal Holding S.A.; the Company answered the complaint and rejected the liability attributed to it based on the fact that the cessation of payment had taken place before the date of the meeting that was suspended by the preliminary injunction, according to documentation provided by the plaintiff itself. Furthermore, the suspension of the meeting did not prevent capitalization of the Company through other means. Based on the record of the case, the Company considers that the claim filed should be rejected in its entirety, and the legal costs should be borne by the plaintiff.

     No assurance can be provided that the Company will obtain an economic or financial gain as a result of these actions. Presently, as a result of the ancillary jurisdiction of the bankruptcy proceedings of Supercanal Holding S.A., all the claims are brought in the abovementioned Court.

(i)  Value Added Tax. Tax Authority assessment.

     The Tax Authority notified the Company of the issuance of Resolution No. 18/2001, under which the Tax Authority has officially assessed the tax debits corresponding to the monthly fiscal periods between September 1996 and September 1998 for value added tax, as a result of income from advertising in the cable TV program magazine which is distributed monthly by the Company. Consequently, the Tax Authority resolved that the Company must pay: (i) Ps. 1,861,705 in this respect; (ii) Ps. 2,161,971 as compensatory interest and (iii) a fine of Ps. 1,489,364, equivalent to 80% of the value added tax allegedly omitted.

     The Company filed an appeal against this resolution with the National Fiscal Court, requesting it to declare the resolution unfounded, and invalidating the Tax Authority's official assessment, the compensatory interest and the fine imposed. The tax authorities has responded to the pleading forwarded and the case is pending ruling. Even though the Company has factual and legal arguments which uphold its position, we cannot give any assurance that the Company will obtain a favorable decision on the filed appeal.

NOTE 10 - LONG-TERM INVESTMENTS

Investments carried under the equity method are as follows:

                                  Direct percentage
                                   participation in                                  Equity in the (losses) gains
            Company                  voting stock              Investments             of affiliated companies
-------------------------------------------------------------------------------------------------------------------
                                                                                      For the nine-month periods
                                          %                   September 30,              ended September 30,
                                 ----------------------------------------------------------------------------------
                                                           2002           2001           2002            2001
                                                      -------------------------------------------------------------
                                                         (Unaudited)    (Unaudited)    (Unaudited)     (Unaudited)
VER T.V. S.A. (1)............           49.00             6,789,842      3,722,653      3,484,730         585,868
Fintelco S.A.................           50.00           (21,766,825)    39,258,364     17,881,407      (3,711,460)
                                                      -------------------------------------------------------------
                                                        (14,976,983)    42,981,017     21,366,137      (3,125,592)
                                                      =============================================================

(1) At September 30, 2002 the retained earnings that represent undistributed earnings amount to Ps.6,630,692


NOTE 11 -EXEMPTIONS OBTAINED

By Resolution No. 1080/97 dated October 26, 1998, the COMFER released certain subsidiaries that had merged with Multicanal from taxes payable to the COMFER over a three-year period in an amount of up to Ps. 10,000,000 beginning September 1, 1998 as per the following detail: first year, from September 1, 1998 through August 30, 1999, 40%; second year, from September 1, 1999 through August 30, 2000, 45%; and third year, from September 1, 2000 through August 30, 2001, 50%.

The amount of tax charges accrued over the exemption period must be assigned to the execution of investment and operating recovery projects. In the event of a failure to satisfy the conditions under which the COMFER granted the exemption, the COMFER reserved the right to unilaterally declare the annulment of the administrative act approving the exemption, once arrears have been confirmed and corresponding supplementary term fixed.

NOTE 12 -ANTITRUST CONSIDERATIONS

In September 1998, the Santa Fe branch of Asociacion del Consumidor ("Consumer Association") filed with the Comision Nacional de Defensa de la Competencia (the "National Commission for the Defense of Competition" or "CNDC") a complaint against Multicanal and Cablevision S.A. alleging the existence of anticompetitive practices in the city of Santa Fe. Consumer Association claims that by dividing the subscribers, assets and liabilities of the VCC Group and the Santa Fe Systems, the Company and Cablevision S.A. engaged in abuse of a dominant market position and concerted actions to distribute the Santa Fe cable market among themselves. The Company filed an answer to the complaint in which it requests the CNDC to dismiss the complaint on the grounds of lack of a factual basis and for failure to state a cause of action under the relevant provisions of the Antitrust Law. The Company cannot assure that the final decision shall be favorable to Multicanal, or that no further actions shall be brought against the Company and/or Cablevision S.A. with respect to the division of the VCC Group, the Bahia Blanca Systems and the Santa Fe Systems.

On January 13, 1999, the CNDC notified the Company that a complaint had been filed by the Santa Fe commerce department alleging the existence of anticompetitive practices by VCC in the city of Rosario, Province of Santa Fe, prior to Multicanal's acquisition of this company. Although the Company has filed an answer to the complaint with the CNDC, the Company cannot give any assurance that its arguments will prevail and the final decision will be favorable to it or that it will not be fined.

On February 18, 1999, the CNDC issued a resolution initiating an investigative proceeding into an alleged agreement between the TV cable operating companies VCC, Multicanal and Cablevision S.A. and those providing Television Satelital Codificada S.A. and Tele Red Imagen S.A. channels. Such agreement is alleged to consist of fixing of minimum prices for the trading of channels owning rights to the broadcasting of football tournaments organized by the "Asociacion de Futbol Argentino" in Federal Capital and Greater Buenos Aires. The investigation spans from the year 1995 through the date of the resolution. On October 12, 1999 the Company filed a discharge with CNDC under the terms of section 23 of the Competition Defense Law, producing corresponding evidence. On February 10, 2000, the submission of evidence period concluded and the case was submitted for a ruling by the Court, by means of a resolution dated September 26, 2001 the Commission penalized the companies with a fine, which in the case of Multicanal amounts to $ 352,859. The resolution under which the fine was applied has been appealed by the Company on October 8, 2002. The Company can give no assurance that the final outcome will be favorable to it.

On March 12, 1999, the owner of a cable television operating company in the city of Roldan, Province of Santa Fe, filed a complaint against Multicanal for alleged anticompetitive practices in such city. Although the Company has filed an answer to the complaint with the CNDC, the Company cannot give any assurance that its arguments will prevail and the final decision will be favorable to it or that it will not be fined.

In December 2001, Gigacable SA., a cable TV operator operating in certain areas of the Provinces of Santa Fe and Corrientes, filed a complaint before the CNDC accusing Multicanal of (i) having divided areas in which the companies provide services with Cablevision S.A., (ii) uncompetitive practices, and (iii) selling the subscription for a price below Multicanal S.A.'s usual price. On December 6, 2001 the Company answered the complaint.

As of the date of the issuance of the financial statements, the CNDC is analyzing the answer filed by Multicanal. The Company cannot provide assurance that the dispute will be settled or whether it will be fined if no agreement is reached.

The Interior Trade and Consumer Defense Bureau of the Province of Entre Rios filed a complaint against the CNDC for the presumed division of areas between Multicanal and its competitors. On May 4, 1999, the Company filed a document providing explanations in accordance with section 20 of the Competition Defense Law, requesting that the claim be rejected. However, no assurance can be provided that the final ruling will be in the Company's favor.

NOTE 13 - ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION

Argentina is immersed in a difficult economic climate. The prevailing indicators during 2001 were a significant public debt burden, high interest rates, decrease in savings amounts, country risk levels far above normal average and a four-year economic recession. This situation has led to a significant decrease in products and services consumption and an increase in the unemployment level. These circumstances have affected the Government's ability to comply with existing commitments and access to bank financing.

Since December 3, 2001 restrictions on cash availability and the circulation and transfer of foreign currency abroad have been imposed. On December 21, 2001 foreign exchange trading was suspended. Subsequently, the Government deferred payment on all external debt.

On January 6, 2002, after a political crisis that resulted in the resignation of two presidents, the Government enacted Law N(degree) 25561 (Ley de Emergencia Publica y Reforma del Regimen Cambiario) that introduced significant changes to the prevailing economic policy and the amendment of the currency convertibility law in force since March 1991. On February 3, 2002 the Government announced new economic measures that were implemented through Decree 214 (Restructuring of the financial system), complemented with Decree 320 and 410, and Decree 260 (Exchange Regime), that modified some of the measures included in Law N(degree) 25561. These decrees are being complemented by other regulations, some of which are pending as of the date of issuance of these financial statements. In addition, on April 24, 2002, the National Government entered into an agreement with the provincial governors which, together with other changes in the national administration, will set the basis for new measures that have not yet been issued or fully implemented.

Some of the measures taken by the Government that were in effect as of the date of issuance of these financial statements and their related effects on the Company's financial position are described below.

Exchange system

On February 8, 2002 the Government issued Decree 260 under which as from February 11, 2002 a single free floating currency system was instituted. Banco Central de la Republica Argentina is entitled to regulate currency system operations and has the discretion to approve certain transfers of foreign currency abroad.

Deposits in Argentine financial entities

Decree 214 provided that, as from February 3, 2002 bank deposits denominated in U.S. dollars or other foreign currencies will be converted to pesos at the exchange rate of Ps. 1.4 per US$ 1 or its equivalent in such other currency. Furthermore, there are restrictions on the availability of checking accounts and savings accounts balances denominated in dollars and time deposit balances denominated in pesos or dollars, which will be paid back in installment amounts and on due dates depending on balances recorded. Commencing on February 3, 2002 an adjusting index (CER) and an interest rate will be applied to these rescheduled deposits. The CER is a coefficient that measures the daily variation rate obtained from the monthly evolution of the Consumer Price Index, published by the National Institute of Statistics and Census. It is possible that part or all of the rescheduled deposits will be converted into National Government Bonds. If depositors do not opt to receive Government Bonds, they will receive bonds issued by the Bank, which will observe the pre-existing conditions.

Financial debt in foreign currency

Pursuant to Decree No. 214, subject to the changes made by Decree No. 410, debts denominated in U.S. dollars or other foreign currencies with Argentine Banks will be converted to pesos at the exchange rate of Ps. 1 per US$ 1 or its equivalent in such other currency. Commencing on February 3, 2002 an adjusting index (CER) and an interest rate will be applied to these debts.

Receivables and debts not related to the financial system

Accounts receivable and payable denominated in dollars or other foreign currency and agreements between private entities that state prices or fees in dollars or other foreign currency were converted to pesos at an exchange rate of Ps. 1 per US$ 1 or its equivalent in such other foreign currency, subject to certain exceptions. An adjusting index (CER) is to be applied to these balances as from February 3, 2002. If goods or services prices are higher or lower than amounts paid at corresponding due dates, the parties can request a price adjustment. If the parties involved do not reach an agreement, lawsuits or other legal action may be initiated.

The Company is analyzing the legal effects and the scope of the conversion into pesos of its foreign currency denominated liabilities.

Income tax

Exchange losses recorded due to devaluation are deductible for income tax purposes over a five-year period.

Valuation of foreign currency receivables and liabilities

In accordance with Resolution No. 1/2002 of the CPCECABA and Resolution No. 392 of the CNV, the Company has recognized the effects of the devaluation in the nine-month period ended on September 30, 2002.

The Company's management is currently defining and adopting measures to minimize the impact of the economic situation on the results of the Company, and analyzing the scope and effects of the exclusions from the conversion to pesos established by Decree No. 410. In addition, the Company is analyzing alternatives to be able to propose new conditions for settlement of debts to suppliers, banks and holders of Notes. Although the Company's management believes that such alternatives will be eventually formulated and proposed, we cannot give any assurances that they will be accepted or that their implementation will be successful.

The impact generated by Government measures adopted to date on the financial position of the Company as of September 30, 2002 was calculated on the basis of management's current assessments. Actual results could differ from management's current assessments and such differences could be material. Therefore, the Company's financial statements may not include all adjustments that might ultimately result from these adverse conditions. Future economic developments and related effects on the Company's financial position cannot presently be determined. Therefore, any decision taken on the basis of these financial statements must consider the effects of these measures and their future development and the Company's financial statements should be read in light of circumstances herein described.

In the period ended September 30, 2002, the Company recognized a net loss of Ps. 691,537,184 and a shortfall in consolidated working capital amounting to Ps. 2,145,937,196. Continuing adverse market conditions and their negative effect on the Company's cash flows, coupled with limited liquidity, are likely to limit the Company's ability to meet its obligations. All of these matters raise substantial doubt about the Company's ability to continue as a going concern.

In addition, as a result of the loss described above the Company falls under the terms of section 206 of the Commercial Companies Law, which establishes a mandatory capital reduction in such situations. By means of Decree 1269/02, the National Executive suspended enforcement of this regulation until December 10, 2003.

The financial statements have been prepared assuming that the Company will continue as a going concern. Therefore, these financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain profitable operations and positive cash flows.

NOTE 14 - CHANGES IN UNAPPROPRIATED RETAINED EARNINGS AT THE BEGINNING OF THE
YEAR

On July 15, 2002, the Company filed its annual report on form 20-F with the Securities and Exchange Commission.

Within the framework of a macroeconomic crisis in Argentina in recent months, the Company reviewed its evaluations and estimates of the future development of the business and the possibility of recovering its long-term assets based on information available at that time. On the basis of those estimates and evaluations, the Company recorded an allowance for impairment of its consolidated intangible assets amounting to $149,392,000, thus amending the financial statements at and for the year ended December 31, 2001 and at and for the three month period ended March 31, 2002 previously filed by the Company.

The allowance for impairment amounts to $ 330,550,584, on a constant pesos basis (Note 2.2.), and has been recorded in these financial statements. The accumulated deficit as of January 1st, 2002, included in the statement of shareholders' equity, has been restated to reflect this amount.

Condensed from the original prepared in Spanish for publication in Argentina

                                 MULTICANAL S.A.

                                                                         Exhibit

INFORMATION REQUIRED BY SECTION 64, SUB-SECTION b) OF LAW No. 19550 for the nine-month periods ended September 30, 2002 and 2001 (Consolidated) (Expressed in Argentine pesos)

===================================================================================================================
                                     Direct         Selling and      General and        Total at September 30,
                                    operating        marketing     administrative
            Caption                 expenses         expenses         expenses
                                                                                    -------------------------------
                                                                                         2002            2001
-------------------------------------------------------------------------------------------------------------------
                                    (Unaudited)    (Unaudited)       (Unaudited)      (Unaudited)     (Unaudited)
Payroll and social security        39,402,976       18,279,108       14,076,449       71,758,533     112,870,128
Employees' dismissals                 554,329        1,918,857          207,701        2,680,887       1,669,262
Taxes rates and contributions       9,048,272          234,768        9,359,821       18,642,861      37,753,013
Insurance                              27,321                -          143,081          170,402               -
Programming rights                150,689,044                -                -      150,689,044     220,688,584
Printing and distribution of
  magazines                        13,643,178                -                -       13,643,178      22,210,049
Fees and compensation for
  services                            642,280           51,723       11,414,860       12,108,863      12,751,681
Commissions                         4,082,942           11,443       13,036,719       17,131,104      27,893,106
Overhead                            2,909,606           49,293          696,884        3,655,783       2,825,705
Personnel expenses                  2,006,171        1,169,356        1,448,052        4,623,579      11,013,941
Building expenses                     222,194                -        5,436,150        5,658,344       9,060,268
Vehicles expenses                           -                -        2,397,989        2,397,989       3,640,319
Rentals                            12,748,048                -        2,002,931       14,750,979      23,186,471
Security and surveillance              48,947            2,537        1,823,184        1,874,668       2,509,944
Representation and travel
  expenses                             61,362                -          929,879          991,241       1,851,541
Office expenses                       147,775           30,418        2,352,281        2,530,474       3,383,376
Publicity and advertising                   -        8,231,900                -        8,231,900       8,778,236
Sundry                             13,274,227                -        8,750,927       22,025,154      36,172,611
                                 ----------------------------------------------------------------------------------
Total at September 30, 2002       249,508,672       29,979,403       74,076,908      353,564,983
                                 ==================================================================================
Total at September 30, 2001       383,061,781       46,595,243      108,601,211                      538,258,235
===================================================================================================================


         CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2001 AND 2000 AND FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2001


                 INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                 MULTICANAL S.A.

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2001 AND 2000
AND FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2001

                                                                            Page
Report of independent accountants ...................................        F-2
Consolidated balance sheet...........................................        F-3
Consolidated statement of operations.................................        F-4
Consolidated statement of changes in shareholders' equity............        F-5
Consolidated statement of cash flows.................................        F-6
Notes to the consolidated financial statements.......................        F-7
Exhibit..............................................................       F-51

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Multicanal S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity, all expressed in Argentine pesos, present fairly, in all material respects, the financial position of Multicanal S.A. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with generally accepted accounting principles in Argentina. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of the consolidated financial statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency. Additionally, as also discussed in Note 1 to the consolidated financial statements, the Company has been negatively impacted by the Argentine government's adoption of various economic measures and by the devaluation of the Argentine peso. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Notes 1 and 17. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting principles generally accepted in Argentina vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net loss expressed in Argentine pesos for each of the three years in the period ended December 31, 2001 and the determination of consolidated shareholders' equity also expressed in Argentine pesos at December 31, 2001 and 2000 to the extent summarized in Note 19 to the consolidated financial statements.

Buenos Aires, Argentina

March 8, 2002, except as to Note 17, which is as of June 28, 2002 and for the restatement of the financial statements in constant Argentine pesos of September 30, 2002 purchasing power, as to which the date is December 10, 2002.

 PRICE WATERHOUSE & CO.

 by/s/Alberto E. Fandino (Partner)


 ------------------------------------
 Alberto E. Fandino

                                 MULTICANAL S.A.

                           CONSOLIDATED BALANCE SHEET
                            (At December 31, 2001 and
                     2000) (Expressed in Argentine pesos of
                      September 30, 2002 purchasing power)

                                                                                         December 31,
                                                                                 -----------------------------
                                                                                    2001              2000
                                                                                 ------------     ------------

                                   ASSETS
CURRENT ASSETS
Cash and banks...........................................................          29,258,249       23,373,492
Short-term investments (Note 4 (a)) .....................................         160,274,418       59,569,632
Trade receivables (Note 4 (b))...........................................          72,156,994       67,479,722
Receivables from related parties.........................................          17,070,634       15,651,033
Other (Note 4 (c)).......................................................          96,937,726       81,672,000
                                                                                  -----------      -----------
         Total current assets............................................         375,698,021      247,745,879
                                                                                  -----------      -----------
NON-CURRENT ASSETS
Long-term investments (Note 4 (d)).......................................           9,115,016       15,561,174
Property and equipment, net (Note 5).....................................         808,694,147      962,872,917
Goodwill and intangible assets, net (Note 6).............................       1,644,110,059    2,092,459,048
Other (Note 4 (e)).......................................................          42,650,741       37,117,851
                                                                               --------------   --------------
         Total non-current assets........................................      2,504,569,963     3,108,010,990
                                                                               -------------     -------------
         Total assets ...................................................      2,880,267,984     3,355,756,869
                                                                               =============     =============

                                LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities.................................         247,542,987      223,471,207
Short-term bank and financial debt (Notes 4 (f) and 8)...................       1,688,559,672      621,660,014
Acquisition related debt (Note 9)........................................           6,917,694       11,292,648
Taxes payable............................................................          46,780,406       41,941,144
Debt with related parties................................................           3,006,735        4,986,120
Payroll and social security payable......................................          17,188,580       25,749,083
Other (Note 4 (g)).......................................................           9,269,131       13,515,646
                                                                               --------------     ------------
         Total current liabilities.......................................       2,019,265,205      942,615,862
                                                                               --------------     ------------
NON-CURRENT LIABILITIES
Taxes payable............................................................           5,397,855        6,662,399
Acquisition related debt (Note 9)........................................             222,603        7,251,889
Long-term bank and financial debt (Note 4 (h))...........................             241,251    1,271,919,278
Other (Note 4 (i)).......................................................          39,906,961       35,805,640
Provision for lawsuits and contingencies (Note 7 (c))....................          52,641,087       45,162,763
                                                                               --------------   --------------
         Total non-current liabilities...................................          98,409,757   1,366,801,969
                                                                               --------------   -------------
         Total liabilities...............................................       2,117,674,962    2,309,417,831
                                                                               --------------   -------------
COMMITMENTS AND CONTINGENCIES (Note 12)
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES ..........................          28,005,661       26,320,016
                                                                               --------------   --------------
SHAREHOLDERS' EQUITY (as per related statement)..........................         734,587,361    1,020,019,022
                                                                               --------------    -------------
         Total liabilities and shareholders' equity......................       2,880,267,984    3,355,756,869
                                                                               ==============    =============


        The accompanying notes and exhibit are an integral part of these consolidated financial statements.

                                 MULTICANAL S.A.

                      CONSOLIDATED STATEMENT OF OPERATIONS
             (For the years ended December 31, 2001, 2000 and 1999)
               (Expressed in Argentine pesos of September 30, 2002
                  purchasing power - except number of shares)

                                                                            Years ended December 31,
                                                                  -------------------------------------------------
                                                                      2001               2000             1999
                                                                  -------------      -------------    -------------
Net revenues (Note 4 (j)).................................       1,029,402,849      1,054,438,848    1,049,100,769
Operating costs

  Direct operating expenses (Exhibit).....................        (505,370,370)      (499,056,417)    (465,619,455)

  General and administrative expenses (Exhibit)...........        (137,005,183)      (146,740,022)    (166,579,835)

  Selling and marketing expenses (Exhibit)................         (60,222,624)       (77,554,612)     (66,286,867

  Depreciation and amortization...........................        (336,744,617)      (339,538,707)    (310,324,257)
                                                                  -------------      -------------    -------------

Operating (loss) income...................................          (9,939,945)        (8,450,910)      40,290,355

Non-operating income (expenses)
  Financial income (expenses) and holding gains, net (Note 4
  (k))....................................................        (225,503,360)      (247,656,491)    (223,271,040)

  Other non-operating income (expenses), net (Note 4 (l)).        (361,020,959)       (34,756,568)     (96,893,041)
                                                                  -------------       ------------     ------------

  Loss before gain (loss) on sale of investees,
  taxes, minority interest and
  equity in the (losses) gains of
  affiliated companies....................................        (596,464,264)      (290,863,969)    (279,873,726)

Gain (loss) on sale of investees..........................         326,939,265                  -         (863,399)

Income taxes and/or tax on minimum notional income........         (11,483,474)       (21,951,252)     (38,564,345)
                                                                   ------------       ------------     ------------

  Loss before minority interest and equity in the (losses)
  gains of affiliated companies...........................        (281,008,473)      (312,815,221)    (319,301,470)

Minority interest in results of consolidated subsidiaries.          (3,019,842)        (2,512,001)      (6,713,610)
                                                                ---------------    ---------------  ---------------

Loss before equity in the (losses) gains of affiliated
companies.................................................        (284,028,315)      (315,327,222)    (326,015,080)

Equity in the (losses) gains of affiliated companies (Note
13).......................................................          (3,822,186)        (8,532,028)      (2,448,292)
                                                                ---------------    ---------------  ---------------

Net loss .................................................        (287,850,501)      (323,859,250)    (328,463,372)
                                                                  -------------      -------------    -------------

Loss per share............................................              (0.78)              (0.88)           (0.90)
                                                                ==============     ===============  ===============

Weighted average number of shares.........................         366,821,037        365,953,227      365,953,227
                                                                   ===========        ===========      ===========

        The accompanying notes and exhibit are an integral part of these consolidated financial statements.

                                 MULTICANAL S.A.

            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
             (For the years ended December 31, 2001, 2000 and 1999)
               (Expressed in Argentine pesos of September 30, 2002
                  purchasing power - except number of shares)





                                                             SHAREHOLDERS' CONTRIBUTIONS
                                        -------------------------------------------------------------------------------------------
                                           Number of
                                         issued and
                                         authorized                Adjustments
                                        common shares               to capital    Additional
                                        par value Ps.    Share        (Note        paid-in          Irrevocable     Voluntary
                                             1          capital     3.5.(k))       capital        contributions      Reserve
                                        -------------------------------------------------------------------------------------------
  At December 31, 1998........         365,953,227   365,953,227  473,372,669  1,084,852,205                  -                -
  Net loss for the year.......                   -             -            -              -                  -                -
                                        -------------------------------------------------------------------------------------------
  At December 31, 1999........         365,953,227   365,953,227  473,372,669  1,084,852,205                  -                -
  Net loss for the year.......                   -             -            -              -                  -                -
                                        -------------------------------------------------------------------------------------------
  At December 31, 2000........         365,953,227   365,953,227  473,372,669  1,084,852,205                  -                -
  Incorporation of balances
   following merger with
   Plataforma Digital S.A.....             867,810       867,810    1,051,813     34,143,158           4,844,221      39,112,801

  Net loss for the year.......                   -             -            -              -                   -               -
                                         -------------------------------------------------------------------------------------------
  At December 31, 2001........         366,821,037   366,821,037  474,424,482  1,118,995,363           4,844,221      39,112,801




                                                           Retained
                                                             earnings       Total
                                            Legal         (accumulated  shareholders
                                           reserve          deficit)      equity
                                         ---------------------------------------------
 At December 31, 1998........            6,396,217    (258,232,674)  1,672,341,644
 Net loss for the year.......                    -    (328,463,372)  (328,463,372)

 At December 31, 1999........            6,396,217    (586,696,046)  1,343,878,272
 Net loss for the year.......                    -    (323,859,250)   (323,859,250)

 At December 31, 2000........            6,396,217    (910,555,296)  1,020,019,022
 Incorporation of balances
  following merger with
  Plataforma Digital S.A.....                    -     (77,600,963)      2,418,840

 Net loss for the year.......                    -    (287,850,501)  (287,850,501)

 At December 31, 2001........            6,396,217  (1,276,006,760)    734,587,36









                  The accompanying notes and exhibit are an integral part of these consolidated financial statements.

                                 MULTICANAL S.A.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                     (For the years ended December 31, 2001,
                 2000 and 1999) (Expressed in Argentine pesos of
                      September 30, 2002 purchasing power)

                                                                            Years ended December 31,
                                                                -------------------------------------------------
                                                                     2001            2000             1999
                                                                -------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year..........................................   (287,850,501)   (323,859,250)   (328,463,372)
Adjustments to reconcile net loss to net cash provided by
  operating activities:
   Depreciation and disposal of fixed assets...................    201,032,819     204,466,857     203,332,278
   Goodwill and intangible assets amortization.................    135,711,798     136,799,415     139,372,229
   (Gain) loss on sale of investees............................   (326,939,265)              -         863,399
   Allowance for impairment....................................    330,460,113               -               -
   Equity in the losses (gains) of affiliated companies........      3,822,186       8,532,028       2,448,292
   Minority interest in results of consolidated subsidiaries...      3,019,842       2,512,001       6,713,610
   Provision for lawsuits and contingencies....................      8,743,478      12,764,179      11,306,057
   Provision for obsolescence of materials.....................              -         117,320      11,148,950
   Gain on repurchase of debt..................................     (9,337,602)              -               -
   Amortization of debt issuance costs.........................     17,415,181      13,290,121       7,618,805
   Write-off of Supercanal Group balances......................              -               -      18,496,323
   Result from holding of long-term investments................        398,874               -               -
Decrease (increase) in assets
   Trade receivables...........................................     (4,677,272)     17,622,377      14,643,388
   Other current assets........................................    (32,312,786)    (20,049,020)         29,303
   Other non-current assets....................................     (5,532,889)     11,609,371       3,373,729
   Receivables from related parties............................     (1,419,601)     (4,221,440)      7,486,661
Increase (decrease) in liabilities
   Accounts payable and accrued liabilities....................     24,016,050       7,468,805      13,395,617
   Payroll and social security.................................     (8,560,505)      5,094,001      (1,867,131)
   Other current and non-current liabilities...................     (4,250,939)      1,456,352     (15,277,744)
   Current and non-current taxes payable.......................      3,573,881     (11,726,813)     (2,094,855)
   Debt with related parties...................................     (1,979,385)     (3,208,422)    (12,400,768)
   Provision for lawsuits and contingencies....................     (1,265,154)     (7,676,628)     (5,160,789)
                                                                    -----------     -----------     -----------
Cash provided by operations....................................     44,068,323      50,991,254      74,963,982
                                                                    ----------      ----------      ----------

CASH FLOWS FROM INVESTMENT ACTIVITIES
Purchases of property and equipment net of proceeds from sales
  and disposals................................................    (46,854,049)    (86,541,883)   (153,117,991)
(Acquisitions)/Sales of cable systems and subscribers and
  (increase) decrease in goodwill and intangible assets........    317,510,216      (7,455,677)    (13,546,922)
                                                                   -----------     ------------   -------------
Cash provided by (used in) investment activities...............    270,656,167     (93,997,560)   (166,664,913)
                                                                   -----------     ------------   -------------

CASH FLOWS FROM FINANCING ACTIVITIES
Minority interest in consolidated subsidiaries.................     (1,334,197)     (3,237,683)     (1,689,410)
Issuances of acquisition related debt..........................              -       2,548,263      23,254,763
Repayments of acquisition related debt.........................    (11,404,238)    (15,313,729)    (57,073,168)
Borrowings of bank and financial loans.........................    411,283,393     434,966,314     663,540,421
Repayments of bank loans  .....................................   (606,724,160)   (457,302,501)   (460,029,678)
                                                                  -------------   -------------   ------------
Cash (used in) provided by financing activities................   (208,179,202)    (38,339,336)    168,002,928
                                                                  -------------   -------------   ------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS...............    106,545,288     (81,345,642)     76,301,998
Increase in cash and cash equivalents provided by merger ......         44,255               -               -
Cash and cash equivalents at the beginning of year.............     82,943,124     164,288,766      87,986,768
                                                                   -----------     -----------     -----------
CASH AND CASH EQUIVALENTS AT THE END OF YEAR ..................    189,532,667      87,943,124     164,288,766
                                                                   ===========     ===========     ===========

        The accompanying notes and exhibit are an integral part of these consolidated financial statements.

                                MULTICANAL, S.A.

                       NOTES TO THE CONSOLIDATED FINANCIAL
                   STATEMENTS (expressed in Argentine pesos of
                      September 30, 2002 purchasing power)

NOTE 1 - ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION

Argentina is immersed in a difficult economic climate. The prevailing indicators during 2001 were a significant public debt burden, high interest rates, decrease in savings amounts, country risk levels far above normal average and a three-year economic recession. This situation has led to a significant decrease in products and services consumption and an increase in the unemployment level. These circumstances have affected the Government's ability to comply with existing commitments and access to bank financing.

Since December 3, 2001 restrictions on cash availability and the circulation and transfer of foreign currency abroad have been imposed. On December 21, 2001 foreign exchange trading was suspended. Subsequently, the Government deferred payment on all external debt.

On January 6, 2002, after a political crisis that resulted in the resignation of two presidents, the Government enacted Law N(degree) 25561 (Ley de Emergencia Publica y Reforma del Regimen Cambiario) that introduced significant changes to the prevailing economic policy and the amendment of the currency convertibility law in force since March 1991. On February 3, 2002 the Government announced new economic measures that were implemented through Decree 214 (Restructuring of the financial system), complemented with Decree 320 and 410, and Decree 260 (Exchange Regime), that modified some of the measures included in Law N(degree) 25561. These decrees are being complemented by other regulations, some of which are pending as of the date of issuance of these financial statements.

Some of the measures taken by the Government that were in effect as of the date of issuance of these financial statements and their related effects on the Company's financial position are described below.

Exchange system

On January 6, 2002 a dual currency system was instituted. Certain transactions that qualify under the Government's regulations (mostly import and export transactions) would be converted at an official exchange (fixed) rate of Ps. 1.4 per US$ 1. Payment obligations for all other transactions would be converted at the free floating market exchange rate. On January 11, 2002, Banco Nacion Argentina published its first free market rate at Ps. 1.6 per US$ 1 (ask) and Ps. 1.4 per US$ 1 (bid).

On February 8, 2002 the Government issued Decree 260 under which as from February 11, 2002 a single free floating currency system was instituted. Banco Central de la Republica Argentina is entitled to regulate currency system operations and has the discretion to approve certain transfers of foreign currency abroad.

Bank deposits

Decree 214 provided that, as from February 3, 2002 bank deposits denominated in U.S. dollars or other foreign currencies will be converted to pesos at the exchange rate of Ps. 1.4 per US$ 1 or its equivalent in such other currency. Furthermore, there are restrictions on the availability of checking accounts and savings accounts balances denominated in dollars and time deposit balances denominated in pesos or dollars, which will be paid back in installment amounts and on due dates depending on balances recorded. Commencing on February 3, 2002 an adjusting index (CER) and an interest rate will be applied to these rescheduled deposits. In addition, the owners of these deposits can elect to receive up to US$ 30,000 in Government bonds denominated in U.S. dollars.

Financial debt in foreign currency

Pursuant to Decree No. 214, debts denominated in U.S. dollars or other foreign currencies with Argentine Banks will be converted to pesos at the exchange rate of Ps. 1 per US$ 1 or its equivalent in such other currency. Commencing on February 3, 2002 an adjusting index (CER) and an interest rate will be applied to these debts.

On March 8, 2002 the Government issued Decree No. 410 on Reorganization of the Financial System, which excluded public and private sector debt obligations denominated in foreign currencies and subject to foreign laws from the scope of Decree No. 214 providing for the conversion of all foreign currency-denominated debt obligations into pesos.

Receivables and debts not related to the financial system

Accounts receivable and payable denominated in dollars or other foreign currency and agreements between private entities that state prices or fees in dollars or other foreign currency were converted to pesos at an exchange rate of Ps. 1 per US$ 1 or its equivalent in such other foreign currency. An adjusting index (CER) is to be applied to these balances as from February 3, 2002. If goods or services prices are higher or lower than amounts paid at corresponding due dates, the parties can request a price adjustment. If the parties involved do not reach an agreement, lawsuits or other legal action may be initiated.

As established by Decree No. 410, the obligation to lend sums of money in foreign currency subject to compliance with foreign laws is excluded for the conversion into pesos established by Decree No. 214.

Income tax

Exchange losses recorded due to devaluation are deductible for income tax purposes over a five-year period.

Valuation of foreign currency receivables and liabilities

In accordance with Resolution 1/02 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 392 of the Comision Nacional de Valores (National Securities Commission or the "CNV"), as of December 31, 2001 receivables and liabilities denominated in foreign currencies were valued at the exchange rate of Ps. 1 per US$ 1 or its equivalent in any other foreign currency.

The Company's management is currently defining and adopting measures to minimize the impact of the economic situation on the results of the Company, and analyzing the scope and effects of the exclusions from the conversion to pesos established by Decree No. 410. The repurchase of Notes after year-end described in Note 17, which reduced the Company's net debt in foreign currency by approximately US$ 125.5 million, has limited the loss caused by the effects of devaluation. In addition, the Company is analyzing alternatives to be able to propose new conditions for settlement of debts to suppliers, banks and holders of Notes. Although the Company's management believes that such alternatives will be eventually formulated and proposed, we cannot give any assurances that they will be accepted or that their implementation will be successful.

The impact generated by Government measures adopted to date on the financial position of the Company as of December 31, 2001 was calculated on the basis of management's current assessments. Actual results could differ from management's current assessments and such differences could be material. Therefore, the Company's financial statements may not include all adjustments that might ultimately result from these adverse conditions. Future economic developments and related effects on the Company's financial position cannot presently be determined. Therefore, any decision taken on the basis of these financial statements must consider the effects of these measures and their future development and the Company's financial statements should be read in light of circumstances herein described.

The Company has an accumulated deficit of Ps. 1,276,006,760 as of December 31, 2001 and a consolidated negative working capital of Ps. 1,643,567,184. Continuing adverse market conditions and their negative effect on the Company's cash flows, coupled with limited liquidity, are likely to limit the Company's ability to meet its obligations. All of these matters raise substantial doubt about the Company's ability to continue as a going concern.

The financial statements have been prepared assuming that the Company will continue as a going concern. Therefore, these financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain profitable operations and positive cash flows.

NOTE 2 - BUSINESS AND FORMATION OF THE COMPANY

(a)  Business

Multicanal S.A. (the "Company" or "Multicanal"), an Argentine corporation formed on July 26, 1991, is in one segment of business as owner and operator of cable television systems.

During the period from 1994 through December 31, 2001, the Company has made significant investments, initially in the acquisition of cable systems and their subsequent development and expansion. These investments have been substantially financed by loans from financial institutions and former owners of certain acquired cable systems, as well as shareholders' contributions.

(b)  Formation of the Company

The Company has restructured its corporate organization on five occasions for the purpose of rationalizing and streamlining its operations. In the initial phases of such reorganization, through a combination of mergers and exchanges, Multicanal absorbed 39 wholly-owned subsidiaries, and became an operating company. In one phase, which was concluded on July 19, 1996, its shareholders contributed substantially all of their shares of Pem S.A. ("Pem") to Multicanal, in exchange for newly issued shares of Multicanal. As the two companies were under common control, the exchange of shares was accounted for on a basis substantially consistent with the pooling of interest method. In another reorganization, which was effective July 1, 1998, the Company absorbed 25 subsidiaries through mergers.

During 1998, the Company's Board of Directors approved the merger-spin-off of Fintelco S.A., Video Cable Comunicacion S.A. ("VCC") and CV Inversiones S.A. ("the Santa Fe Cable Systems"), in accordance with an agreement dated April 30, 1998 between Multicanal and Cablevision S.A. Pursuant to such agreement, certain assets and liabilities of such companies were divided on the basis of their respective book value and transferred to Multicanal and Cablevision S.A. as of July 1, 1998.

On June 30, 1998, Multicanal and Cablevision S.A. entered into an agreement for an exchange of shares of certain companies under joint control ("the Bahia Blanca Cable Systems"), effective as of July 1, 1998, as a result of which Multicanal became the holder, directly or indirectly, of 100% of Compania Teleinversora S.A., Inversora Multivision S.A., Compania de Cable Inversora S.A. (holding companies), Multivision S.A., Cerri Video Cable S.A., Cablevision DU-KE S.A. and Cable Total S.A., while Cablevision S.A. obtained 100% of the capital stock of Inversora TV Cable S.A. (a holding company) and TV Cable S.A. The exchange was made on the basis of the companies' respective book value, as determined in accordance with Argentine Generally Accepted Accounting Principles ("GAAP").

To comply with local regulations, the Board of Directors approved the special balance sheets as of June 30, 1998 and the special consolidated merger balance sheet as of the beginning of operations on July 1, 1998 after giving effect to the merger into Multicanal of the spun-off assets and liabilities of CV Inversiones S.A., Fintelco S.A. and VCC, and the merger agreements with certain entities merged into Multicanal as of such date.

Multicanal and Cablevision S.A. are subject to the reporting requirements of the CNV. Accordingly, each of them filed with the CNV a prospectus for each of the reorganizations to obtain the CNV's approval. At present the merger and spin-off processes are pending approval by the Inspeccion General de Justicia (Superintendency of Corporations or the "IGJ").

In meetings held during November 1998, the Board of Directors of Multicanal approved the Spin-off-Merger Prospectus of Multicanal and Fintelco S.A., VCC and CV Inversiones S.A. and the Merger Prospectus of Multicanal, as acquiring company, which have been filed with the CNV and the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange or "BCBA"). The transactions described in those prospectuses were approved by the shareholders at the meeting held on December 22, 1998.

In addition to the mentioned reorganization processes, on January 10, 2001 the Board of Directors authorized its Chairman to initiate negotiations aimed at carrying out a new corporate reorganization through a merger by absorption. For purposes of this merger, Multicanal was the absorbing company, continuing with the activities and operations of the absorbed companies and therefore remaining in existence, while Plataforma Digital S.A., Red Argentina S.A., Radio Satel Sociedad Anonima, Cable Espacio del Buen Ayre S.A., Video Cable Norte S.A., Television por Cable S.A. and Cable Vision Corrientes Sociedad Anonima were the absorbed companies and therefore dissolved. This reorganization was carried out effective from January 1, 2001 and all operations of the absorbed companies were considered as carried out by the absorbing company from this date. The balance sheets that served as a basis for the merger were those prepared by the companies at December 31, 2000.

On March 30, 2001, the Company's Board approved (i) the prior merger commitment entered into on March 20, 2001 with Radio Satel Sociedad Anonima, Cable Espacio del Buen Ayre S.A., Television por Cable S.A., Video Cable Norte S.A., Cable Vision Corrientes Sociedad Anonima, Plataforma Digital S.A. and Red Argentina S.A. and (ii) the Prospectus for Merger by Absorption between Multicanal S.A. (absorbing) and Plataforma Digital S.A., Cable Espacio del Buen Ayre S.A., Television por Cable S.A., Video Cable Norte S.A., Cable Vision Corrientes Sociedad Anonima, Red Argentina S.A. and Radio Satel Sociedad Anonima (absorbed) for presentation to the CNV and the BCBA for purposes of requesting prior approval by that Commission for subsequent publication in the Stock Exchange Daily Bulletin for the knowledge of note-holders.

On June 22, 2001, at an Extraordinary Shareholders' Meeting, the Company's Shareholders approved (i) the preliminary merger agreement signed on March 20, 2001 with Radio Satel Sociedad Anonima, Cable Espacio del Buen Ayre S.A., Television por Cable S.A., Video Cable Norte S.A., Cable Vision Corrientes Sociedad Anonima, Plataforma Digital S.A. and Red Argentina S.A.; (ii) the special financial statements and the consolidated financial statements for merger purposes at December 31, 2000; (iii) an increase in corporate capital in the amount of Ps. 867,810, from Ps. 365,953,227 to Ps. 366,821,037, by issuing
867,810 Class A ordinary registered non-endorsable shares with a face value of Ps. 1 each, and 5 votes per share which will be delivered to Grupo Clarin S.A. in exchange for 16,303,000 ordinary registered non-endorsable shares which Grupo Clarin S.A. had in Plataforma Digital S.A. and (iv) the resulting amendment of art. 4 of the Corporate Bylaws.

The Company has made the publications required by sect. 83 of the Corporations Law without any objection having been made within the time limitations established by law. Consequently, the deed for the prior merger agreement has been signed.

As the Company takes part in the public offer regime, on April 11, 2001 it applied for administrative approval of that process before the CNV as required by applicable regulations. Once all the documentation has been filed with the CNV, these authorities will request registration with the IGJ.

NOTE 3 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

3.1.   Basis of presentation of the consolidated financial statements

The consolidated financial statements include the accounts of Multicanal and its majority owned subsidiaries. All material intercompany balances, transactions and profits have been eliminated. Except as explained below, the equity method is used to account for investments in affiliates in which the Company has an ownership interest between 20% and 50%. Investments in affiliates in which the Company has an ownership interest of less than 20% are accounted for under the cost method. The consolidated financial statements include accounts of Multicanal, Pem and the following subsidiaries:

                                                % of capital and votes held by
                                                      Multicanal and Pem
                                                --------------------------------
                                                         December 31,
                                                --------------- ----------------
                                                     2001            2000
                                                --------------- ----------------
AVC Continente Audiovisual S.A..................        90.00            90.00
CV Berazategui S.A..............................        70.00            70.00
Cable Vision Corrientes Sociedad Anonima (2)....         -              100.00
Delta Cable S.A.................................        84.00            84.00
Red Argentina S.A. (2)..........................         -              100.00
San Lorenzo TV Cable S.A........................       100.00           100.00
TV Cable San Francisco S.A......................       100.00           100.00
Telesur Teledifusora Rio Cuarto S.A.............       100.00           100.00
Televisora Privada del Oeste S.A................        51.00            51.00
Bridge Management Holdings Corp.................       100.00           100.00
La Capital Cable S.A............................        50.00            50.00
Chaco Cable Color S.R.L. (1)....................       100.00           100.00
Teledifusora San Miguel Arcangel S.A............        50.10            50.10
Tevemundo S.A...................................       100.00           100.00
Cable Imagen S.R.L. (1).........................       100.00           100.00
Television Dirigida S.A.E.C.A...................        89.39            89.39
Orange Producciones S.A.........................       100.00           100.00
Cablepar S.A....................................       100.00           100.00
Cablevision Comunicaciones S.A.E.C.A............        89.81            89.81
Tres Arroyos Televisora Color S.A...............        63.35            50.00
Wolves Television Sociedad Anonima..............       100.00           100.00
Cable Espacio del Buen Ayre S.A.(2).............         -              100.00
Video Cable Norte S.A. (2)......................         -              100.00
Television por Cable S.A. (2)...................         -              100.00
Adesol S.A......................................       100.00           100.00
Cable Video Sociedad Anonima....................       100.00           100.00
Radio Satel Sociedad Anonima (2)................         -              100.00
Dorrego Television S.A..........................       100.00             -
Cable Video Sur S.R.L. .........................       100.00             -
(1) Companies in the process of being transformed from a S.R.L. to a S.A. (Corporation).
(2)  Companies merged with Multicanal as of January 1, 2001.

3.2.   Recognition of the effects of inflation

Pursuant to the requirements of the CNV and the restatement methodology established under technical pronouncements issued by the Federacion Argentina de Consejos Profesionales de Ciencias Economicas (Argentine Federation of Professional Councils on Economic Sciences, or "FACPCE"), the consolidated financial statements of the Company were stated in constant Argentine pesos through August 31, 1995. To account for the effects of inflation in Argentina and in accordance with Argentine GAAP, prior to September 1, 1995, the Company's financial statements were periodically restated based on the changes in the Indice de Precios Mayoristas Nivel General (General Wholesale Price Index, or "WPI"). However, pursuant to resolutions of the IGJ and the CNV, Argentine companies are not permitted to reflect the effects of inflation on their financial statements as of any date or for any period after September 1, 1995.

Under current Argentine GAAP, financial statements are not required to be restated to reflect the effects of inflation for any fiscal year, provided that the change in the WPI for such year has not exceeded eight percent. As the annualized change in the WPI since August 31, 1995 has been less than eight percent, financial statements prepared in accordance with Argentine GAAP need not be adjusted for inflation after that date. Financial statements that are not restated to reflect the effects of inflation will not include the restatement of non-monetary assets and the net gain or loss (holding gains or losses) on exposure of monetary assets and liabilities to price level changes. In March 1992, the monetary correction system was discontinued for tax purposes in Argentina.

3.3.   Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Argentine GAAP and the requirements of the CNV and are presented in Argentine pesos ("Ps."). Additionally, certain reclassifications and additional disclosures have been included in these consolidated financial statements in order to conform more closely to the form and content required by US GAAP. These consolidated financial statements do not include all the additional disclosures required by the US Securities and Exchange Commission ("SEC") or US GAAP.

Accounting principles generally accepted in Argentina require companies with controlling financial interest in other companies to present both parent company, where investments in subsidiaries are accounted for by the equity method, and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these consolidated financial statements, parent company financial statements are not included. This procedure has been adopted for the convenience of the reader of the financial statements.

The preparation of the financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

3.4.   Comparative financial statements

Certain reclassifications have been included in the financial statements at December 31, 2000 and 1999, which are presented for comparative purposes.

3.5.   Valuation criteria

The principal valuation criteria used in the preparation of these consolidated financial statements are as follows:

(a)  Foreign currency

Assets and liabilities denominated in foreign currency are presented at the nominal value of the foreign currency translated to Argentine pesos at year-end exchange rates, as mentioned in Note 1. Exchange differences have been included in the determination of income.

(b)  Short-term investments

Short-term investments, comprised of publicly traded securities, have been valued at their year-end market value. Time deposits and other highly liquid financial investments are carried at cost plus accrued interest. The carrying value of these investments approximates fair value.

(c)  Trade receivables

Accounts receivable are stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

(d)  Property and equipment

Property and equipment acquired through August 31, 1995 (Note 3.2.) are presented at restated cost, less accumulated depreciation. Property and equipment acquired subsequent to August 31, 1995 are valued at cost, less accumulated depreciation. Materials are valued at their weighted average cost.

Depreciation commences in the month of acquisition or placement of the assets in service and is computed on a straight-line basis over the estimated useful lives of the assets which generally range from 5 to 50 years. Changes to useful life estimates are recognized in depreciation.

Improvements that extend asset lives are capitalized; other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation applicable to assets sold or retired are removed from the accounts and the gain or loss on disposition is recognized as a component of depreciation expense.

Management considers that there has been no impairment in the carrying value of property and equipment.

(e)  Long-term investments

Generally, investments in which the Company has ownership interests between 20% and 50% are accounted for under the equity method. Equity method investments are recorded at cost and adjusted to recognize the Company's proportional share of the investee's income or loss; the Company discontinues recognition of its proportional share of the investee's losses when the investment is reduced to zero, unless the Company has assumed the commitment to recognize the corresponding liability. Investments in which the Company had ownership below 20% are recorded at cost.

The accounting criteria applied to most equity investees are similar to those used by the parent company. Where the accounting criteria differ, corresponding adjustments have been made. Management considers that there has been no impairment in the carrying value of the Company's investments.

Financial statements which are prepared in currencies other than the Argentine peso have been translated into that currency in accordance with Technical Pronouncement No. 13 of the FACPCE (translation-adjustment method).

(f)  Goodwill and intangible assets

Goodwill, representing the excess of cost over the fair value of net identifiable assets acquired, is stated at cost and is amortized on a straight-line basis over its estimated economic life, not exceeding 20 years. The Company periodically evaluates the carrying value of goodwill if the facts and circumstances, such as significant declines in sales, earnings or cash flows or material adverse changes in the business climate, suggest that it may be impaired. If any impairment is indicated as a result of such reviews, the Company would measure it using techniques such as comparing the discounted cash flows of the business to its book value including goodwill or by obtaining appraisals of the related business. Goodwill on investments acquired from third parties is amortized over a period of 20 years.

Purchased subscribers and other intangible assets are amortized over a period of 20 years and 5 years, respectively.

(g)  Selling and marketing expenses

Selling and marketing expenses are expensed as incurred.

(h)  Employee severance indemnities

Severance indemnities are expensed when paid or when they are expected to have an impact on the results for the year because they represent a certain and quantified risk.

(i)  Income taxes

Income taxes are those estimated to be paid for each year. In accordance with Argentine tax regulations, income taxes are calculated at the statutory rate on each entity's taxable income for the year (35% for each of 2001, 2000 and 1999). The Company does not recognize deferred taxes.

(j)  Tax on minimum notional income

In the event a company has a loss for tax purposes, current Argentine legislation requires the payment of a tax on minimum notional income, which is calculated as 1% of assets. Such payments may be utilized during a ten year carryforward period to offset income taxes that would otherwise be payable. The tax on minimum notional income, which is estimated to be offset within the ten following years with income tax, has been disclosed under Other receivables.

In October 2001 the Company was added to the register of beneficiaries of the agreements to improve competitiveness and employment (Decree No. 730/01). According to these regulations, the Company is exempt from the aforementioned tax for fiscal year 2001 and future years.

(k)  Shareholders' equity

These accounts have been restated on a constant Argentine pesos basis through August 31, 1995 (included in Adjustments to capital account) (Note 3.2.). Adjustments to capital and additional paid-in capital may be used to absorb accumulated deficits or to increase capital at the discretion of the shareholders. These amounts cannot be distributed in the form of cash dividends.

(l)   Revenue recognition

Revenues are recognized on an accrual basis including revenues from subscriptions, which are recorded in the month the service is rendered. The Company's revenues are presented net of sales-related taxes, which include state, municipal and regulatory taxes, in addition to being presented net of the allowance for doubtful accounts.

(m)  Programming rights

Programming rights pending invoicing at the year-end are estimated on the basis of existing agreements and other judgment criteria at that date.

(n)  Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents investment.

NOTE 4 - ANALYSIS OF CERTAIN CONSOLIDATED BALANCE SHEET AND STATEMENT OF OPERATIONS ACCOUNTS

                                                                        December 31,
                                                          -------------------------------------
                                                                2001               2000
                                                         --------------------------------------
CONSOLIDATED BALANCE SHEET
CURRENT ASSETS
(a)  Short-term investments
    Money market instruments.......................                 309,198         50,901,685
    Time deposits..................................             159,937,332          8,595,392

    Other..........................................                  27,888             72,555
                                                         --------------------------------------
                                                                160,274,418         59,569,632
                                                          ================== ==================
(b) Trade receivables
       From subscriptions..........................              86,371,972         83,345,446
       From advertising............................              25,231,078         18,133,178
       From new businesses.........................               4,730,261          2,846,635
    Other..........................................              14,828,843         10,983,534
    Allowance for doubtful accounts (Note 7 (a))
       From subscriptions..........................            (47,726,638)       (38,394,744)
       From advertising............................             (9,556,480)        (9,434,327)
       From new businesses.........................             (1,722,042)                  -
                                                         --------------------------------------
                                                                 72,156,994         67,479,722
                                                          ================== ==================
(c) Other
    Prepaid expenses....................................         14,308,141         19,901,871
    Receivables from minority shareholders..............          6,483,271          4,401,748
    Advances to suppliers...............................          2,917,440            797,292
    Debtors in litigation...............................            909,624            271,739
    Other receivables...................................          7,754,339          7,440,031
    Loans granted.......................................         15,181,381         17,939,787
    Dividends pending collection........................                  -          6,644,367
    Advances to be rendered.............................             33,096             56,239
    Advances to employees...............................            915,521          2,299,300
    Tax advances........................................         40,551,837         14,669,430
    Deposits in guarantee...............................            944,633          1,470,195
    Judicial deposits ..................................          5,498,994          2,901,909
    Other...............................................          1,439,449          2,878,092
                                                         --------------------------------------
                                                                 96,937,726         81,672,000
                                                         ======================================


                                                                                         December 31,
                                                                             --------------------------------------
                                                                                    2001               2000
                                                                             --------------------------------------
NON-CURRENT ASSETS
(d)  Long-term investments
       Investments in companies carried under the equity method
           (Note 13)........................................................          3,415,929          3,136,788
       Investments in companies carried at cost ............................            279,605          7,004,904
       Advances for the purchase of companies...............................          5,419,482          5,419,482
                                                                             --------------------------------------
                                                                                      9,115,016         15,561,174
                                                                             ======================================
(e) Other
    Prepaid expenses
         Corporate Bond's fees and other expenses...........................         28,372,602         24,403,083
         Acquisition of cable systems' fees and other expenses..............          5,412,366          5,268,993
         Advertising........................................................                  -            328,918
         Software license and maintenance cost..............................                  -            813,511
          Sundry.............................................................           675,095            607,652
    Tax advances............................................................          6,523,891            185,537
     Deposits in guarantee...................................................           951,630          1,557,522
    Advances for professional advice........................................                  -          3,501,536
     Other...................................................................           715,157            451,099

                                                                             -------------------------------------
                                                                                     42,650,741         37,117,851
                                                                             =====================================

CURRENT LIABILITIES
(f) Short-term bank and financial debt
    Loans
       Face value...........................................................         98,623,528       106,133,369
       Interests payable....................................................         1,412,171         1,909,934
    Overdraft facilities....................................................           758,553         1,180,354
    Corporate Bonds
       Face value...........................................................      1,542,751,814       470,057,124
       Interests payable....................................................         41,612,651        42,379,233
    Debt with related parties
       Face value...........................................................
                                                                                      3,318,050                 -
       Interests payable....................................................           82,905                   -
                                                                             -------------------------------------
                                                                                  1,688,559,672       621,660,014
                                                                             =====================================
(g)  Other
       Dividends payable....................................................          1,085,098           959,474
       Advanced subscriptions fees..........................................            111,803           187,837
       Debt with minority shareholders......................................            246,177                 -
       Other provisions.....................................................          4,428,252         4,642,390
       Sundry...............................................................          3,397,801         7,725,945
                                                                             -------------------------------------
                                                                                      9,269,131        13,515,646
                                                                             =====================================


                                                                                         December 31,
                                                                             -------------------------------------
                                                                                    2001              2000
                                                                             -------------------------------------
NON-CURRENT LIABILITIES
(h)  Long-term bank and financial debt
     Corporate Bonds (Note 11)
       Notes due 2002......................................................                -        276,504,190
       Notes due 2007......................................................                -        276,504,190
       Series C Notes due 2018.............................................                -        331,805,029
       Series E Notes due 2009.............................................                -        387,105,869
     Other..................................................................         241,251                  -
                                                                             -------------------------------------
                                                                                     241,251     1,271,919,278
                                                                             =====================================
 (i) Other
     Investments in companies carried under the equity method - Fintelco
      S.A. (Note 13)........................................................      39,648,232         35,546,912
     Other..................................................................         258,729            258,728
                                                                             -------------------------------------
                                                                                  39,906,961         35,805,640
                                                                             =====================================


                                                                                    December 31,
                                                                  -------------------------------------------------
                                                                         2001            2000           1999
                                                                  -------------------------------------------------

CONSOLIDATED STATEMENT OF OPERATIONS
(j)  Net revenues
    Gross sales
      From subscriptions..........................................    1,043,381,408  1,119,700,960   1,123,320,247
      From advertising............................................       27,260,860     28,919,664      37,356,034
        Other.....................................................        6,721,481      2,483,098                -

    Allowance for doubtful accounts
      From subscriptions..........................................      (68,660,072)   (47,268,425)    (54,902,772)
      From advertising............................................       (1,000,131)    (6,331,888)     (4,462,110)
      From new businesses.........................................       (1,722,042)             -               -
      Direct taxes................................................      (15,319,531)   (43,064,561)    (52,210,630)
    Recovery Comfer - Decree No. 1008/01 (*)......................       38,740,876              -               -
                                                                  -------------------------------------------------
                                                                    1,029,402,849    1,054,438,848  1,049,100,769
                                                                  =================================================

(*) In accordance with Decree No. 1008/01, Multicanal was allowed to reduce payment obligations on account of value added taxes by the amounts previously paid to Comfer that were not previously applied to reduce payments obligations on account of value added taxes.

                                                                                    December 31,
                                                                  -------------------------------------------------
                                                                         2001            2000           1999
                                                                  -------------------------------------------------
(k) Financial income (expenses) and holding gains, net
    On assets
      Interest..................................................          2,468,733     2,942,790       2,477,062
      Exchange differences and results from conversion..........          1,493,777     1,662,980      (2,829,228)
            Bank expenses.......................................         (1,409,632)     (956,054)       (934,476)
      Holding gains/short-term investments......................          1,880,388     3,704,729       1,866,452
                                                                  -------------------------------------------------
                                                                          4,433,266     7,354,445         579,810
                                                                  -------------------------------------------------
    On liabilities
      Interest..................................................      (199,061,463)  (210,664,831)   (191,624,248)
      Gain on repurchase of debt................................         9,337,602              -               -
      Exchange differences and bank expenses....................        (4,748,081)    (2,743,873)     (1,329,547)
          Tax on interest.......................................       (13,450,991)   (28,312,111)    (25,736,335)
      Tax on debits and credits to bank current accounts........        (4,598,512)             -               -
      Commissions...............................................       (17,415,181)   (13,290,121)     (5,160,720)
                                                                  -------------------------------------------------
                                                                      (229,936,626)  (255,010,936)   (223,850,850)
                                                                  -------------------------------------------------
                                                                      (225,503,360)  (247,656,491)   (223,271,040)
                                                                  =================================================
(l)  Other non-operating income (expenses), net
    Allowance for impairment....................................      (330,460,113)             -              -
    Uncollectibility of other receivables.......................        (4,580,566)    (3,845,463)    (7,814,942)
        Write-off of Supercanal Group balances..................                 -              -    (18,496,323)
    Employees' dismissals ......................................       (10,145,054)    (7,382,611)   (14,570,026)
       Provision for lawsuits and contingencies.................        (8,743,478)   (12,764,179)   (11,306,057)
    Disposal of fixed assets....................................                 -     (1,727,565)   (32,380,251)
       Provision for obsolescence of materials..................                 -       (117,320)   (11,148,950)
      Sundry....................................................        (7,091,748)    (8,919,430)    (1,176,492)

                                                                  -------------------------------------------------
                                                                      (361,020,959)   (34,756,568)   (96,893,041)
                                                                  =================================================

NOTE 5 - PROPERTY AND EQUIPMENT, NET

                                                               Year ended December 31, 2001
                                        ---------------------------------------------------------------------------
                                                                 Accumulated                               Assets
                                            Original value      depreciation         Net book value     lives years
                                        ---------------------------------------------------------------------------
Installations, external wiring and
  transmission equipment.........             1,431,698,819        (829,782,301)         601,916,518        10
Properties.......................               120,277,270         (33,017,434)          87,259,836        50
Computer equipment...............                64,092,997         (46,640,114)          17,452,883         5
Furniture, fixtures and tools....                55,458,753         (46,025,175)           9,433,578        10
 Vehicles........................                32,330,610         (26,567,328)           5,763,282         5
Materials, net of provision for
  obsolescence of materials......                65,432,191                    -          65,432,191         -
Work in progress.................                15,466,585                    -          15,466,585         -
Advances to suppliers............                 5,969,274                    -           5,969,274         -
                                        -------------------------------------------------------------
         Total...................             1,790,726,499        (982,032,352)         808,694,147
                                        =============================================================



                                                               Year ended December 31, 2000
                                        ---------------------------------------------------------------------------
                                                                 Accumulated                               Assets
                                            Original value      depreciation         Net book value     lives years
                                        ---------------------------------------------------------------------------

Installations, external wiring and
 transmission equipment..........             1,422,804,767        (705,216,449)         717,588,318        10
Properties.......................               115,280,775         (26,663,368)          88,617,407        50
Computer equipment...............                59,941,350         (36,159,353)          23,781,997         5
Furniture, fixtures and tools....                56,764,819         (42,700,361)          14,064,458        10
Vehicles.........................                31,743,733         (24,583,143)           7,160,590         5
Materials, net of provision for
  obsolescence of materials......                77,173,054                    -          77,173,054         -
Work in progress.................                31,345,508                    -          31,345,508         -
Advances to suppliers............                 3,141,585                    -           3,141,585         -
                                        -------------------------------------------------------------
         Total...................             1,798,195,591        (835,322,674)         962,872,917
                                        =============================================================

The consolidated depreciation of property and equipment for the years ended December 31, 2001 and 2000 amounted to Ps. 201,032,819 and Ps. 202,739,291, respectively.

NOTE 6 - GOODWILL AND INTANGIBLE ASSETS, NET


                                                                     Year ended December 31, 2001
                                                    ---------------------------------------------------------------
                                                                              Accumulated
                                                       Original value        amortization        Net book value
                                                    ---------------------------------------------------------------
Goodwill ......................................        2,658,840,158 (1)        (724,610,380)        1,934,229,778
Purchased subscribers..........................               27,851,486          (8,404,579)           19,446,907
Others.........................................               43,365,516         (22,472,029)           20,893,487
 Allowance for impairment......................            (330,460,113)                    -        (330,460,113)
                                                    ---------------------------------------------------------------
         Total.................................            2,399,597,047        (755,486,988)        1,644,110,059
                                                    ===============================================================

                                                                      Year ended December 31, 2000
                                                    ---------------------------------------------------------------
                                                                               Accumulated
                                                       Original value         amortization        Net book value
                                                    ---------------------------------------------------------------
Goodwill .......................................           2,650,587,860         (592,278,560)        2,058,309,300
                                                                     (2)
Purchased subscribers...........................              27,806,779           (6,921,338)           20,885,441
Others..........................................              39,021,736          (25,757,429)           13,264,307
                                                    ---------------------------------------------------------------
         Total..................................           2,717,416,375         (624,957,327)        2,092,459,048
                                                    ===============================================================

(1) Includes: an addition for the recording of goodwill on the purchase of Dorrego Television S.A. and Cable Video Sur S.R.L. for Ps. 7,184,660 and increase in goodwill on the purchase of Tres Arroyos Televisora Color S.A. for Ps. 1,067,637.
(2) Includes: an addition for the recording of goodwill on the purchase of Otamendi Cable Color S.A. (a subsidiary of La Capital Cable S.A.) for Ps. 625,386 and a decrease from adjustment to the purchase price of Telemas S.A. (a subsidiary of Adesol S.A.) for Ps. 68,022.


NOTE 7 - ALLOWANCES AND CERTAIN PROVISIONS

(a)  Allowance for doubtful accounts


                                                                  Year ended December 31,
                                   --------------------------------------------------------------------------------------
                                       2001           2000           2001           2000          2001          2000
                                   --------------------------------------------------------------------------------------
                                         From subscriptions            From advertising           From new businesses
                                   --------------------------------------------------------------------------------------

Balance at the beginning of the
year.............................     38,394,744     40,716,742      9,434,327     5,551,105            -             -
Increase (recorded as loss)......     68,660,072     47,268,425      1,000,131     6,331,888    1,722,042             -
(Write-off) Increase of allowance   (59,328,178)   (49,590,423)      (877,978)   (2,448,666)            -             -
                                   --------------------------------------------------------------------------------------
Balance at the end of the year...    47,726,638     38,394,744      9,556,480     9,434,327     1,722,042             -
                                   ======================================================================================


(b)  Provision for obsolescence of materials

                                                 Year ended December 31,
                                              ------------------------------
                                                   2001           2000
                                              ------------------------------

Balance at the beginning of the year..........    11,365,077     11,301,408
Increase......................................             -        117,320
Decrease......................................     (144,508)       (53,651)
                                              ------------------------------
Balance at the end of the year................    11,220,569     11,365,077
                                              ==============================

(c)  Provision for lawsuits and contingencies

                                                 Year ended December 31,
                                              ------------------------------
                                                   2001           2000
                                              ------------------------------

Balance at the beginning of the year..........    45,162,763     40,075,212
Increase......................................     8,743,478     12,764,179
Decrease......................................   (1,265,154)    (7,676,628)
                                              ------------------------------
Balance at the end of the year................    52,641,087     45,162,763
                                              ==============================

NOTE 8 - SHORT-TERM BANK AND FINANCIAL DEBT

Short term bank and financial debt at December 31, 2001 and 2000 is comprised, primarily, of unsecured borrowing arrangements with Argentine banks consisting of commercial loans and overdraft. At December 31, 2001, short-term bank and financial debt also includes loans with shareholders, the balance (US$ 103.4 million) of the US$ 125 million 9.25% Notes due 2002 (Note 11 (a)) and US$ 125 million 10.50% Notes due 2007, US$ 150 million Series C Notes due 2018, US$ 175 million Series E Notes due 2009 and US$ 144 million Series J Notes due 2003 due to the deferral of certain payment obligations that occurred after year-end (Notes 11 (a) and 17). At December 31, 2000 it includes the current portion of the Series A Floating Rate Notes due 2001, US$ 150 million Series G Notes due 2001 and US$ 25 million Series H Notes due 2001 (Note 11 (b) (i) and (c) (ii) and (iii), respectively). Short-term bank and financial debt is denominated in Argentine pesos (Ps. 656 at December 31, 2000) and in U.S. dollars (equivalent to Ps. 1,688,559,672 and Ps. 621,659,358 at December 31, 2001 and 2000,
respectively) with an average nominal interest annual rate of approximately 11.4% and 11.8% at December 31, 2001 and 2000, respectively. Of the outstanding balance at December 31, 2001, Ps. 12,497,989 were due, at December 2001 and 2000, Ps. 362,113,769 and Ps. 212,433,812 fall due within 90 days, respectively, and at December 31, 2000, Ps. 409,226,202 fall due between 91 and 365 days. As described in Note 17, Ps. 1,313,947,914 were reclassified to current liabilities due to the deferral of certain payment obligations.

NOTE 9 - ACQUISITION RELATED DEBT

Acquisition related debt at December 31, 2001 is comprised of U.S. dollar denominated unsecured notes payable to former owners and shareholders of various companies and has been incurred in connection with the acquisition of various cable systems during the period 1994 through December 2001. Of the outstanding balance at December 31, 2001, Ps. 183,968 were due, Ps. 1,580,962 fall due within 90 days, Ps. 5,152,764 between 91 to 365 days and Ps. 222,603 between 1 to 2 years.

Interest rates accruing on the balance outstanding at December 31, 2001 are as follows:

                       Annual interest rate                  Ps.
-------------------------------------------------------------------------
6% to 10%.........................................       5,152,764
Non-interest bearing..............................       1,987,533
                                                  -----------------------
                                                         7,140,297
                                                  =======================


NOTE 10 - SHAREHOLDERS' CAPITAL

Effective from August 1, 1999, Inversora Cablemar S.A. and Invercab S.A., holders of Company stock, were merged into Grupo Clarin S.A., which became the new owner of the shares.

On December 27, 1999, Mrs. Ernestina L. Herrera de Noble, Mr. Hector Horacio Magnetto, Mr. Lucio Rafael Pagliaro and Mr. Jose Antonio Aranda ("Clarin Shareholders") registered with the Company the transfer of a total of 147,564,540 common shares of the Company to Multicanal Holding LLC, a company jointly controlled by the Clarin Shareholders. On the same date, the Clarin Shareholders transferred 18% of their shareholding in Multicanal Holding LLC in favor of certain affiliates of Goldman Sachs and third parties.

In accordance with the Assignment in Guarantee and Trust Agreement dated May 13, 1998 and other related contracts, on February 4, 2000, Grupo Clarin S.A. indirectly acquired from Banco Frances S.A. shares issued by the Company representing 6% of its capital stock.

In addition, as a result of the incorporation of the equity of Plataforma Digital S.A., effective from January 1, 2001 (Note 2 b)), the capital stock of Multicanal, as the absorbing company, was increased by Ps. 867,810, from Ps. 365,953,227 to Ps. 366,821,037, by the issue of 867,810 non-endorsable, registered, ordinary Class A shares of Ps. 1 par value with five votes per share, which were delivered to Grupo Clarin S.A. in exchange for the shares held by it in Plataforma Digital S.A. This capital increase is pending registration.

As a result, the shares of the Company are currently held as follows:




                                                          Number of shares
                                          --------------------------------------------------------
              Shareholder                    Class A (*)       Class B (**)           Total          % Holding
------------------------------------------------------------------------------------------------------------------
Grupo Clarin S.A.                            80,679,409  (1)    21,957,194  (3)   102,636,603          27.98
Multicanal Holding LLC                      119,655,068         27,909,472        147,564,540 (2)      40.23
Arte Grafico Editorial Argentino S.A.                 -        116,619,894        116,619,894          31.79
------------------------------------------------------------------------------------------------------------------
Total                                       200,334,477        166,486,560        366,821,037         100.00
==================================================================================================================

(*)   Shares of Ps. 1 par value with five votes per share.
(**) Shares of Ps. 1 par value with one vote per share.

(1) Of this holding, 56,100,000 shares were pledged in favor of AMI Cable Holdings Ltd. ("AMICH") in favor of CEI Citicorp Holdings S.A. ("CEI"). On March 5, 2001 Grupo Clarin S.A. repaid the amounts due in full to CEI. On March 19, 2001 AMICH notified the Company of the lifting of the pledge on the 56,100,000 shares.

(2) Of this holding, 62,333,333 shares (40,094,948 ordinary Class A shares and 22,238,385 ordinary Class B shares) are pledged in favor of TI Telefonica Internacional de Espana S.A. and 12,466,667 shares (6,795,580 ordinary Class A shares and 5,671,087 ordinary Class B shares) have been pledged to Chase as collateral for certain payment obligations. Notice of the lifting of this pledge was communicated to the Company on May 22, 2000 by Chase. On November 11, 2000 TI Telefonica Internacional de Espana S.A. gave notice of the assignment of the right to collect the price balances and the rights on the shares pledged in favor of Telefonica Media S.A.

(3) On March 30, 2001, the Company's Board of Directors authorized the setting up and registering of a pledge on 4,791,503 Class B shares owned by Grupo Clarin S.A., as collateral for Video Cable Comunicacion S.A.'s deferred taxes in the amount of Ps. 2,982,126 and Ps. 3,055,166 corresponding to investments made in Sierras de Mazan S.A. In addition, in line with the Administracion Federal de Ingresos Publicos (Tax Authority or the "AFIP") General Resolution No. 846, the Company set up a pledge in its favor on 4,791,503 Class B shares as collateral with BankBoston N.A.

     On January 24, 2002 the Board of Directors of the Company authorized the setting up and registration of a security interest on (i) 367,954 ordinary book entry Class B shares held by Grupo Clarin S.A. to secure tax deferrals for Ps. 463,620 made by Video Cable Comunicacion S.A. in Sierras de Mazan S.A.; (ii) 2,146,107 ordinary book entry Class B shares held by Grupo Clarin S.A. to secure tax deferrals for Ps. 2,704,095 made by Enequis S.A. in Sierras de Mazan; and (iii) 1,299,498 ordinary book entry Class B shares held by Grupo Clarin S.A. to secure Ps. 1,637,355, i.e. the total amount of the debt deferred by Cable Video Sociedad Anonima in Valle del Tulum. Those shares were pledged as collateral in favor of the AFIP through BankBoston N.A.


NOTE 11 - DESCRIPTION OF BANK AND FINANCIAL DEBT

(a) US$ 125 million 9.25% Notes due 2002 and US$ 125 million 10.50% Notes due 2007

The Shareholders' Ordinary and Extraordinary General Meeting held on October 7, 1996 approved the issuance of non-convertible unsecured corporate bonds for up to US$ 300,000,000 and authorized the Board of Directors to determine the remaining terms and conditions, including issue date, price, interest rate, placement and payment form and conditions.

On October 11, 1996, filings with the CNV, the BCBA and the Mercado Abierto Electronico S.A. (Electronic Open Market) were made to obtain approval for the public issuance of the Notes, which was obtained on January 23, 1997, January 30, 1997 and February 5, 1997, respectively.

On January 28, 1997, the Board of Directors of Multicanal approved the issuance of two series of securities, the US$ 125 million 9.25% Notes due 2002 and the US$ 125 million 10.50% Notes due 2007 (collectively, the "Notes"), in each case interest to be paid semi-annually. The aggregate net proceeds of the issue of the Notes due 2002 and the Notes due 2007 of US$ 244,882,500, together with US$ 5,117,500 corresponding to cash generated by the operations, were used to repay a US$ 200 million loan facility arranged by The Boston Investment Group S.A., Banco Rio de la Plata S.A. and Galicia Capital Markets S.A. in 1995 (the "1995 Loan Facility") and to refinance short-term bank debt and other indebtedness. Appropriation to payment was effected on February 3, 1997.

The Notes due 2002 and the Notes due 2007 contained customary affirmative and negative covenants, including, but not limited to, restrictions on the incurrence of additional debt, creation of liens on assets, disposal of assets, mergers and payments of dividends.

On July 2, 1997, the Notes due 2002 and the Notes due 2007 were registered with the SEC and the Company made a duly registered exchange offer to holders of the Notes. The 30-day exchange offer, in which holders of US$ 102,900,000 aggregate principal amount of Notes due 2002 and of US$ 86,409,000 aggregate principal amount of Notes due 2007 tendered concluded on August 3, 1997. On September 4, 1998, the Company made a voluntary second 30-day exchange offer to the holders of the outstanding Notes due 2002 and Notes due 2007, in which holders of US$ 18,575,000 aggregate principal amount of Notes due 2002 and US$ 37,603,000 aggregate principal amount of Notes due 2007 tendered.

On June 26, 2001 the Company filed a registration application with the CNV for a public offering for the purchase of Negotiable Obligations in the amount of US$ 125,000,000 maturing on February 1, 2002, addressed to all of its holders and to be carried out simultaneously in Argentina and in foreign markets in which the Negotiable Obligations were originally placed. This purchase offering was subject to: (a) the assignment of the Company's rights in DirecTV Latin America LLC and of certain contractual rights relating to it, the proceeds of which would be used in part to purchase the Notes offered; (b) the absence, according to the Company's reasonable judgment, of any legal impediment, whether actual or threatened, including any noncompliance under an agreement, indenture or any other instrument or obligation, which the Company or one of its affiliates is a party to, to purchase the Notes offered; or (c) the absence of events or changes, including in the economic, financial, exchange or general market conditions of the United States of America, Argentina or any other country which, according to the reasonable judgment of the Company, has or may have a material adverse effect on the market price, the trading of or the value of the Notes to the Company

On June 28, 2001 the Board of the CNV acknowledged the procedure implemented by the Company for the public offering involving the purchase of the Notes issued by it and maturing in 2002, up to an amount of US$ 125,000,000. On July 19, 2001, due to the economic and financial conditions in Argentina, the Company concluded that the conditions for the consummation of its offer to purchase the Notes had not been met and were unlikely to be met and thus, the Company decided to withdraw the purchase offer as of that date.

During the last quarter of 2001, using the funds provided by the sale of its participation in DirecTV Latin America LLC in August 2001, the Company acquired US$ 21,564,000 aggregate principal amount of 9.25% Notes due 2002 resulting in savings on the nominal value of the Company's debt in the amount of US$ 4,221,275.

(b)  Establishment of a Medium-Term Note Program of up to US$ 350,000,000

During the Ordinary Shareholders' Meeting held on April 4, 1997, the Shareholders approved the establishment of a Medium-Term Note Program (the "Program") for the issue of unsecured corporate debt, in different currencies, provided that the maximum outstanding amount, after adding all series and classes of notes issued under the Program, does not exceed US$ 350,000,000, or an equivalent amount if any such issue is in another currency, at any time. On May 8, 1997, the CNV approved the public offer of Corporate Bonds under the abovementioned Program. On July 24, 1997, the abovementioned Program was approved by the BCBA.

             (i)  Issue of US$ 150 million Series A Floating Rate Notes due 2001

                On December 12, 1997, the Board of Directors of Multicanal approved the issue of US$ 150,000,000 of its Series A Floating Rate Notes (the "FRNs") under the Program. The FRNs were repayable in five installments, the last of which falls due on January 12, 2001, and bore interest at the LIBO rate indicated for deposits in dollars on page "3,750" of the Telerate monitor increased by 2.125%. Interest on the FRNs was payable on a quarterly basis, except for the first, second and third periods, the due dates of which were February 7, March 7 and April 7, 1998, respectively.

                Pursuant to the terms of the FRNs, the Company was required to comply with certain obligations, such as restrictions on: i) incurrence of additional debt, ii) issuance of liens on assets, and iii) disposal of assets, among other items.

                On January 7, 1998, the BCBA authorized the listing of the Company's FRNs, which were issued on such date under the Program.

                The net proceeds received by the Company (approximately US$
                148.5 million) were applied to cancel indebtedness incurred by the Company in connection with the purchase of the cable systems and other financial liabilities.

                On January 12, 2001 the Company paid the last interest installment and the total amortization of the Series A Floating Rate Notes issued under the Global Program with the proceeds from the placement of Series I Notes plus US$ 24,635,493 from the Company's ordinary course of business.


           (ii)  Issue of US$ 150 million Series C 10.50% Notes due 2018

                On March 15, 1998, the Board of Directors of Multicanal approved the terms and conditions for the issuance under the Program of US$ 150 million Series C 10.50% Notes due 2018 (the "Series C Notes"). The Series C Notes will mature on April 15, 2018 and bear interest at the rate of 10.50% payable semi-annually.

                The net proceeds received by the Company from the placement, amounting to approximately US$ 144.3 million, were used to refinance debt incurred by the Company in connection with the purchase of cable systems, short-term bank debt, other liabilities and costs and related expenses.

                The Series C Notes contain customary affirmative and negative covenants, which are similar to those mentioned for the issue of the Notes due 2002 and Notes due 2007.

                On September 4, 1998, the Series C 10.50% Notes due 2018 (the "New Notes") were registered with the SEC and the Company made a duly registered 30-day exchange offer to the holders of the Series C Notes, in which holders of US$ 149,850,000 aggregate principal amount of Series C Notes tendered.

(c) Increase in the maximum amount of notes outstanding under the Medium-Term Note Program

The Company's shareholders approved, at a self-summoned Unanimous Ordinary Meeting held on November 24, 1997, an increase in the maximum aggregate amount of notes outstanding under the Medium-Term Note Program by US$ 200,000,000 to US$ 550,000,000. On December 2 and 22, 1998 and February 16, 1999, the CNV, the BCBA and the Electronic Open Market, respectively, approved the abovementioned increase.

Subsequently, on January 19, 1999, the Company's shareholders approved an additional increase in the maximum aggregate amount of notes outstanding under the Medium-Term Note Program by US$ 500,000,000 to US$ 1,050,000,000. On March 31 and April 5 and 13, 1999, the CNV, the BCBA and the Electronic Open Market, respectively, approved the abovementioned increase.

             (i) Issue of US$ 175 million Series E Notes due 2009

                In March 1999 the Board of Directors of Multicanal approved the terms and conditions for the issue of the Series E Notes under the Medium-Term Note Program. The CNV approved the public offer of such Notes on March 31, 1999.


                The principal amount of the Series E Notes totals US$ 175 million and mature on April 15, 2009. The Series E Notes are subject to early repayment, in whole or in part, at the option of holders, on April 15, 2004. If a holder exercises its early repayment option, the Series E Notes will be repaid at a price equal to 100% of the principal amount plus interest accrued thereon and unpaid and additional amounts, if any, which could be claimed through the repayment date. The Notes bear interest at the rate of 13.125%, payable semi-annually.

                The net proceeds of the issue, which amounted to US$ 170.5 million, were used to refinance debt incurred by the Company in connection with the purchase of cable systems and other short-term financial liabilities.

                The listing and negotiation of the Series E Notes were authorized by the BCBA and the Electronic Open Market on April 14 and 15, 1999, respectively.

                The Series E Notes contain customary affirmative and negative covenants, which are similar to those mentioned for the issue of the Notes due 2002 and Notes due 2007.

                On September 13, 1999, the Series E Notes due 2009 were registered with the SEC and the Company made a duly registered 30-day exchange offer to the holders of the Series E Notes, in which holders of US$ 159,180,000 aggregate principal amount of Series E Notes tendered.

           (ii) Issue of US$ 150 million Series G Floating Rate Notes due 2001

                On January 17, 2000 the Board of Directors of Multicanal approved the terms and conditions for the issue of Series G Floating Rate Notes for an amount of up to US$ 200,000,000, issued under the Medium-Term Note Program. The Shareholders' Meeting held on February 7, 2000 confirmed this Board Resolution.

                The principal amount of the issue totaled US$ 150 million, which fell due in eighteen months as from February 18, 2000, and bore interest at LIBOR plus 4.5% p.a., payable monthly for the first three months and quarterly thereafter. On February 17, 2000 the BCBA authorized the listing of these Series G Notes.

                The net proceeds of the issue, which amounted to US$ 146.6 million, were used to refinance debt incurred by the Company, among others the prepayment of the principal and accrued interest due on the 1997 Loan Facility.

                The Series G Floating Rate Notes contained affirmative and negative covenants similar to those contained in the FRNs.

                On August 24, 2001 the Company issued the Series J Floating Rate Notes, which were exchanged for the Series G and Series I Notes (the maturity of which was extended until August 30, 2001 with the unanimous consent of their holders in connection with the issuance of the Series J Notes). Pursuant to the terms and conditions agreed upon, the Company paid US$ 20,000,000 in cash to the Series G and Series I holders to satisfy all of the Company's obligations corresponding to such Notes.

                See issue of US$ 144 million Series J Floating Rate Notes (Note 11 c) (v)).

          (iii) Issue of US$ 25 million Series H Notes due 2001

                In September 2000, the Board of Multicanal approved the terms and conditions for the issue of US$ 25 million Series H Notes due 2001 under the Medium-Term Note Program of up to US$ 1,050,000,000, and were approved for public offering by the CNV on March 31, 1999. On September 15, 2000 the BCBA authorized the listing of Series H Notes and on September 18, 2000, this Series was authorized for listing on the Electronic Open Market.

                The principal amount of the issue totaled US$ 25 million, maturing on September 19, 2001. The net proceeds of the placement, amounting to approximately US$ 22 million, plus US$ 3 million from the ordinary course of business of the Company, were used to cancel Series F Notes.

                The Series H Notes contained similar affirmative and negative covenants to those contained in the FRNs.

                On the due date of the Series H Notes, these bonds were redeemed in full.

           (iv) Issue of US$ 14 million Series I 10.25% Notes due 2001

                On December 28, 2000 the Board of Directors of Multicanal approved the terms and conditions of Series I Notes issued under the Global Program for up to US$ 1,050,000,000, the public offer of which was approved by the CNV on March 31, 1999.

                The issue was carried out on January 11, 2001 for a total amount of US$ 14 million due on August 21, 2001; interest accrued from the date of issue at a fixed annual percentage rate of 10.25%, with final repayment upon maturity.

                The net proceeds from the placement, which amounted to approximately US$ 13.7 million plus US$ 24.6 million generated by the Company's ordinary course of business, were used to pay the last interest installment and full amortization of the Series A FRNs (Note 11 b) (i)).

                The Series I Notes contained similar affirmative and negative covenants to those contained in the FRNs.

                On January 9, 2001, the BCBA authorized the listing of Series I Notes.

                See description of the settlement in Note 11 c) (ii).

            (v) Issue of US$ 144 million Series J Floating Rate Notes due 2003

                On August 22, 2001, the Board of Directors of Multicanal approved the issue of US$ 144,000,000 of its Series J Floating Rate Notes under the Global Program for up to US$ 1,050,000,000.

                The Series J Notes were issued on August 24, 2001 in the amount of US$ 144 million, and the maturity date is August 22, 2003. The Series J Floating Rate Notes bear interest at the LIBO rate indicated for deposits in dollars on page "3,750" of the Telerate monitor plus 5.5%. Interest is payable on a quarterly basis.

                The net proceeds from the placement, which amounted to approximately US$ 139.4 million, plus US$ 24.6 million generated by the Company in the ordinary course of business, were used to cancel the Series G and Series I Notes.

                Pursuant to the terms of the Series J Floating Rate Notes, the Company must comply with certain covenants, including, without limitation, obligations that restrict: (i) indebtedness; (ii) dividend payments or the making of certain restricted payments;
                (iii) the granting of certain pledges, and (iv) the sale of certain assets of the Company and certain of its subsidiaries. In addition, the Company agreed that its net debt (Bank and financial debts plus Acquisition-related debt less Cash and cash equivalents) would not exceed US$ 700,000,000, that it will not invest in fixed or capital assets in excess of US$ 40,000,000 during any 12 month-period and that the balances resulting from the sale of its investment in DirecTV Latin America, LLC to Raven Media Investment, LLC would be applied to discharge financial debt.


NOTE 12 - COMMITMENTS AND CONTINGENCIES

(a)  Acquisition and sale of cable systems

(i) Acquisition of cable systems in Paraguay

On December 12, 1997, the Company entered into two agreements for the acquisition of 14 cable systems (13 in Paraguay and 1 in Clorinda, Argentina). The closing of the transaction was scheduled for November 15, 1997, which was subject to the seller's compliance with certain conditions, including obtaining various regulatory approvals from the government of Paraguay, which were ultimately not obtained. The Company renegotiated the purchase of the subscribers, and the assets and liabilities of the Paraguayan companies. So far, US$ 2,300,000 corresponding to the payment on account of the total price has been paid.

The final agreement was not signed due to the seller's failure to comply with its obligations. The seller signed a promissory note amounting to US$ 2,300,000 and pledged the shares corresponding to certain TV systems in favor of the Company to guarantee compliance with the conditions for the closing of the transaction. As a result of the seller's non-compliance, the Company demanded payment of the promissory note, but the seller brought a claim demanding compliance with the agreement signed on December 12, 1997, reserving the right to determine the amount of damages, and an injunction which was resolved by the Paraguayan court in favor of the plaintiff. This measure prevents collection by the Company of the promissory note amounting to US$ 2,300,000.

On June 19, 2001, the seller communicated to the court the assignment of rights and lawsuits in favor of Lisker S.A., for which court fees were paid. When the Company was informed of this assignment, it filed an appeal challenging the court's decision pursuant to which Lisker S.A. was assigned seller's rights, on the grounds that the agreement had an intuitu personae nature, and that the seller was restricted from assigning rights, according to the agreement. Through a resolution dated August 17, 2001, the court approved the appeal and revoked the rights assigned to Lisker S.A. That ruling was appealed by Lisker S.A., which filed an appeal of the dismissal. This appeal was also dismissed. Subsequently, Lisker S.A. filed an appeal with the Supreme Court of Justice of Paraguay claiming unconstitutionality. This action is pending.

On July 10, 2001 the court ordered that the evidence filed by the seller, which it had obtained in Buenos Aires, be removed from the court file and returned to it. The seller filed a motion to reverse this court decision and an appeal. On July 24, 2001, the court rejected the motion and the appeal. The seller appealed but the appeal was rejected by the Appellate Court in Civil and Commercial Matters, Room 2, on August 13, 2001.

On September 17, 2001, the Company requested the lifting of the provisional remedy, which restrains it from collecting the promissory note for US$ 2,300,000 drawn in the name of the seller. The court has not yet ruled on the petition filed by Multicanal. The Company has again requested that the remedy be lifted.

The Company cannot provide any assurance that the outcome of the request for lifting the provisional remedy will be favorable to it.

(ii) Acquisition of 25% of Telemas S.A.

On July 15, 1999, Multicanal caused Adesol S.A. to acquire the remaining 25% of Telemas S.A. for approximately US$ 12.4 million. On September 17, 1999, Multicanal paid US$ 2 million; the remainder will be paid semi-annually in five installments, the first four of which fell due and were paid on December 15, 1999, June 15 and December 15, 2000 and June 15, 2001. Additionally, according to the contract dated July 15, 1999, an adjustment to the acquisition price of US$ 1,000,000 should be made if it is established that the cable television systems managed by Telemas S.A. exceed, as a whole, the number of 40,000 subscribers between May 31, 2002 and May 31, 2003. If the conditions for the price adjustment take place, Multicanal will have to pay the US$ 1,000,000 mentioned above plus a 10% annual interest rate as from June 15, 1999.

(iii) Acquisition of Dorrego Television S.A. and Cable Video Sur S.R.L.

On October 26 and November 8, 2000, Multicanal acquired all of the capital stock of the Dorrego Television S.A. and Cable Video Sur S.R.L. cable systems. The total price of the transaction amounted to approximately US$ 2.6 million. Of the total purchase price, the Company paid US$ 1.3 million in cash and US$ 0.2 million on October 17, 2001, and the remaining US$ 1.1 million in thirteen monthly installments beginning on December 31, 2000.

(iv) Sale of Galaxy Entertainment Argentina S.A. ("GEA")

On November 10, 2000, Plataforma Digital S.A. ("Plataforma"), a company in the process of being merged with Multicanal with effect at January 1, 2001, and Grupo Clarin S.A. entered into a share sale agreement (the "Agreement") with DirecTV Latin America LLC, one of the shareholders of GEA, (the "Purchaser"), whereby Plataforma was entitled to sell its 51% participation in GEA in exchange for a 4% investment in DirectTV Latin America LLC and a purchase option (the "Operation"). The Operation was subject to the satisfaction of certain customary conditions precedent for this type of transaction.

The Operation closed on April 30, 2001 and consequently Multicanal transferred to the Purchaser its total participation in the capital stock of GEA in exchange for a participation equivalent to 3.97% of the capital stock of the Purchaser.

(v) Sale of assets and rights in DirecTV Latin America, LLC.

On August 24, 2001, the Company transferred all of its interests in DirecTV Latin America, LLC and certain contractual rights related thereto to Raven Media Investments, LLC, a company organized under the laws of the state of Delaware and wholly-owned by Grupo Clarin S.A., for US$ 150,000,000. The resulting net income of Ps. 326,812,708 is shown in the statement of operations for the year ended December 31, 2001 under "Gain (loss) on sale of investees".

The Company received the full purchase price upon the execution of the transfer agreement.

Multicanal reserved the right, subject to certain conditions, to indirectly repurchase the assets sold. The call agreement limits Raven rights to sell, assign or transfer its interests in DirecTV Latin America, LLC. This option expires by no later than November 10, 2003.

Pursuant to the terms of the US$ 144 million Series J Floating Rate Notes, the Company covenanted and agreed to use the net proceeds from the sale of its interests in DirecTV Latin America LLC, which were deposited in an account with BankBoston N.A., solely to (a) repay, cancel, discharge or redeem the principal amount of any of the Company's negotiable obligations of which The Bank of New York is the trustee and which were outstanding as of August 24, 2001 and (b) with the consent of a majority of the holders of the Series J Notes, repay, cancel, discharge or redeem any of the Company's obligations for borrowed money or to pay any amounts other than principal due under the Series J Notes. The above obligations expired on February 1, 2002.

(vi) Tres Arroyos Televisora Color S.A. trust

On September 7, 2001, a Trust Agreement was signed under which the minority shareholders transferred all of their equity interests in Tres Arroyos Televisora Color S.A., representing 38.58% of the stock capital, in favor of the trustee, Mr. Jose Maria Saenz Valiente (h). Multicanal was appointed the trust beneficiary so that the stock in trust is gradually transferred to it provided it pays Ps. 42,876 per month to the trustee over a 10-year period. The trust will be revoked if Multicanal were to fail to pay the consecutive monthly installments.

Additionally, on the same date, September 7, 2001, a beneficial interest on the shares of Tres Arroyos Televisora Color S.A., representing 38.58% of the Company's capital stock and voting rights, was set up in favor of Multicanal, for the earlier of 10 years or the Trust life.

In December 2001, the trustee transferred 463 shares to Multicanal under the Trust Agreement. The participations after the transfer are as follows:
Multicanal owns 15,203 shares representing 63.35% of the capital stock and Fideicomiso Tres Arroyos Televisora Color S.A. owns 8,797 shares representing 36.65% of the capital stock.

(b)  Litigation

The Company is involved in litigation from time to time in the ordinary course of business. In Management's opinion, the lawsuits in which the Company is currently involved, individually and in the aggregate, are not expected to be resolved for amounts that would be material to the Company's financial condition or results of operations.

(c)  Operating licenses

The Company's operating licenses, obtained from the Comite Federal de Radiodifusion (Federal Broadcasting Committee or "COMFER"), have been generally granted for a period of 15 years, with the option to extend the licenses for an additional ten-year period, counted as from expiry of the original term. The Company has requested the extension of the term for several licenses. The extension of the license is subject to approval by the COMFER. Management believes that the possibility of the Company not being able to extend its licenses in the future is remote.

Resolution No 1111/CFR/01, published in the Official Gazette on July 17, 2001, provided for the creation of a "Data Updating Registry for supplementary broadcasting service licenses". Licensees of supplementary broadcasting services in all the national territory must register between the day after publication of the aforementioned Resolution and October 15, 2001, by filing a sworn statement. If they fail to do so, they will be subject to the penalties established in section 18 of Law No. 22,285.

On October 15, 2001, the Company presented sworn statements for each of the licenses owned by its merged and subsidiary companies.

(d)  Pending approvals

The Company has applied for COMFER approval of several transactions, including the various corporate reorganizations in which several operating subsidiaries were merged into the Company, certain transfers and other acquisitions of cable television companies. In addition, the Company has requested the COMFER to approve the elimination of certain headends. Although most of these approval petitions are pending, the Company expects to receive all such approvals in due course. Notwithstanding the foregoing, the Company can give no assurance that such approvals will be granted by the COMFER or any successor agency.

The corporate reorganization made in 1998, including the merger-spin-off of Fintelco S.A., VCC and CV Inversiones S.A. (Note 2 (b)), are pending approval by the IGJ.

The latest capital increase resulting from the merger by absorption of Plataforma Digital S.A. is pending registration with the IGJ; the reorganization processes previously carried out by the Company are in the process of registration.

Resolution No. 1110/CFR/01, published in the Official Gazette on July 16, 2001, approved the Regulations governing requests for authorization to transfer shares and/or units, and title to broadcasting service licenses. Additionally, the resolution provided that licensees of broadcasting services that have already filed applications with the COMFER for authorization to transfer shares and/or units and title to licenses, but which have failed to comply with the notices served by the COMFER as provided by Section 1, clause e), paragraph 9) of Law No. 19,549, and have until December 4, 2001 to submit the missing documentation The Company has completed the required documentation within the time limitations established by the mentioned resolution.

(e)  Claims by COMFER

(i) Administrative proceedings

The COMFER has opened administrative proceedings against the Company for alleged noncompliance with certain provisions of the Broadcasting Law. As a result, the Company has filed for the benefits of the payment facilities regime established by Federal Executive Decree No. 1201/98, as amended by Federal Executive Decrees No. 644/99 and No. 937/99. This regime stipulates (i) an 85% reduction in any fines in connection with these proceedings, and (ii) cash payment for fines so determined or their offsetting by crediting such amount to TELAM S.A., to be applied to public interest advertising campaigns by the Federal Government. The Company has not been notified of the amount of fines for proceedings carried out through April 30, 1999.

Subsequently, the COMFER notified the Company that several investigative procedures had been initiated for alleged violations of the Broadcasting Law that occurred after April 30, 1999 which, if ultimately adverse to the Company, could result in fines. Based on information existing to date, neither the final outcome nor the possible amounts involved in these investigative proceedings can be presently determined. As a result, the Company has not recorded any reserves in this respect.

Under Decree No. 762/01 published on June 14, 2001, the Federal Executive Branch approved a new installment payment plan for fines imposed for violations of current legal provisions relating to broadcasting, applicable to violations which occurred from December 10, 1999 through December 31, 2000. The amount to be settled will be the total original amount of the fines determined by COMFER. COMFER will forgive 70% of this amount and the remaining 30% will be considered a voluntary settlement. This latter amount can be settled as follows: a) up to 66%, by ceding advertising space and b) the rest, which must be at least 34%, shall be paid in cash. COMFER will grant a noninterest-bearing payment plan of up to 24 monthly installments, which cannot be less than Ps. 500 or greater than Ps. 50,000. If the installments exceed Ps. 50,000, the installment payment plan can be extended.

Furthermore, the new system extends the benefits of the installment payment plan approved by Decree No. 1201 dated October 9, 1998 to cover infringements up to and including December 9, 2000.

On July 10, 2001 the Company and certain merged subsidiaries (Circuito Cable Vision S.A., Difusora S.A. and TV Cable S.A.) and Chaco TV Cable S.R.L. filed a request for an extension of the installment payment plan under Decree No. 1201/98, which was approved by Decree No. 762/01.

The COMFER notified the Company of the proceedings initiated due to violations of protection regulations concerning minors, content and some advertising.

On September 12, 2001, the Company agreed to the installment payment plan instituted by Decree No. 762/01 to pay the fines for violating legal provisions relating to broadcasting violations that occurred from December 10, 1999 through December 31, 2000. The COMFER calculated the "Amount to be Settled" at Ps. 20,646,293. On October 1, 2001, the COMFER and the Company signed an "Installment Payment Agreement" - Decree No. 762/01" under which the COMFER forgave seventy percent (70%) of the "Amount to be Settled", as established in point 4, Attachment I, Decree No. 762/01, and the "Voluntary Payment Amount" was agreed at Ps. 6,193,888. It was established that from this "Voluntary Payment Amount" sixty-six percent (66%), i.e. Ps. 4,087,966, will be settled by ceding advertising time, and thirty-four percent (34%), i.e. Ps. 2,105,922 will be paid in cash in forty-three non-interest bearing monthly and consecutive installments of Ps. 48,975.

On October 3, 2001, the Ministry of the Interior, the COMFER and the Company signed an agreement under which they agreed, pursuant to the provisions of section 812 of the Civil Code, to change the purpose and term of the obligations undertaken by the Company with the COMFER in the payment agreement signed on October 1, 2001, in respect of the amount to be paid in cash. As a result of this change the Company undertook to pay to the Ministry of the Interior the sum previously owed to the COMFER and ceded by the latter to the Ministry of the Interior; i.e. Ps. 2,105,922, in the form of advertising time. In the same act, the Company agreed that the amount owed and payable in advertising time would be in turn ceded by the Ministry of the Interior to duly registered political parties.

Additionally, on October 25, 2001, the Company filed an appeal with the COMFER challenging the latter's resolutions relating to fines imposed for alleged infractions of the Broadcasting Law. The challenged fines correspond to files for infractions incurred in January 2001 for a total amount of Ps. 1,120,000. The filed appeal indirectly challenges the legitimacy of the Fine Grading System on the grounds that it is confiscatory. The Company's opinion is that there are grounds in its favor to make the COMFER review its position but the Company cannot provide any assurance that its appeal will be successful.

After October 25, 2001 the Company filed new appeals against new rulings issued by the authorities which established new fines.

Based on the situation described above and the applicable legal system, the Company has not booked any provision to cover such infractions.

(ii) Demand for payment from Vidycom S.A.

The COMFER filed a claim whereby it demanded payment from Vidycom S.A. ("Vidycom"), a company absorbed by Multicanal in 1995, of all the differences in its favor as a result of its participation in the tax exemption established by Resolution No. 393/93.

The tax authorities based their rejection of the mentioned tax exemption on the following grounds: (a) Vidycom was asked to make payment on several occasions, but did not comply with COMFER's requirements, (b) no documentation supporting the investments committed by the company was provided and (c) no evidence was provided of the weather phenomenon as a result of which the previous shareholders had requested the tax exemption.

The amount of the claim, which would be equivalent to 30% of the rate paid in 1994, 20% of the rate paid in 1995 and 10% of the rate paid in 1996, plus the corresponding interest, has not yet been determined.

According to Multicanal, there are questions of fact and of law in its favor which would lead COMFER to reassess its position. Consequently, no amount has been recorded in the financial statements at December 31, 2001. The grounds are as follows: (a) the COMFER did not take into account that the notices had to be served at Multicanal's legal address, as it had absorbed Vidycom, a circumstance of which COMFER was aware, (b) although the administrative procedures had not been concluded, investments were made by Multicanal, and (c) the Company provided evidence of the contingency giving rise to the request for exemption.

(iii) Claims against Intercable S.A. and Parana Television por Cable S.A.

COMFER has issued two resolutions notifying Intercable S.A. and Parana Television por Cable S.A., companies absorbed by Multicanal, of the rejection of the request for exemption made under the terms of Resolution No. 393/93 and claiming payment of the unpaid amount plus compensatory interest. The amount payable has not yet been determined.

The Company, as in the case of Vidycom, believes that there are questions of fact and of law in favor of those companies which would lead COMFER to reassess its position.

(iv) Claims against Difusora S.A.

On April 25, 2001 COMFER notified Difusora S.A., a company absorbed by Multicanal, of the amount it must pay as a result of its participation in the payment facilities regime. The amount is Ps. 107,106, which will be paid with advertising time according to the option elected by the Company.

In addition, on February 8, 2002, the COMFER notified Difusora S.A. that the "Amount to be Settled" corresponding to an action brought due to infringements that allegedly occurred between May 1 and December 9, 1999 is Ps. 17,054. An application to inspect the file was presented in order to challenge that assessment.

(f)  Other regulatory aspects

In February 1995, the City of Buenos Aires issued a municipal ordinance regulating the authorization for the installation of TV cable networks. Such ordinance establishes several alternatives for cable installation on the street, namely: by underground laying, center of city block or posting. The ordinance provides for a 7-year term for cable operators to adapt their cable networks in stages in accordance with these provisions. Although the Company has performed network adaptation works, it cannot ensure that the goals established by the ordinance can be achieved. However, based on the current situation, the Company's Management believes that the impact of these events are not likely to significantly affect the results of its operations. Accordingly, no provision has been recorded in this respect.

(g)  Commitments to make contributions to Fintelco S.A.

Fintelco S.A. had a negative shareholders' equity as of November 30, 2001. Under the Argentine Commercial Companies Law, this could bring its dissolution, unless its capital is restored. The Company and Cablevision S.A. both hold 50% of the equity of Fintelco S.A. and, in that proportion, the Company has undertaken to make the contributions required to pay the liabilities of Fintelco S.A. and of its subsidiaries when due.

(h)  Amendment to Multicanal's by-laws

At the Extraordinary Shareholders' Meeting held on December 28, 1999, it was decided the amendment to Multicanal's by-laws to require, among other things, that a number of corporate actions (including the incurrence of net debt in excess of US$ 899 million) be approved by a shareholders' resolution. This reform was approved by the IGJ on March 23, 2000.

On April 27, 2001, the Company's shareholders approved an amendment to the 13th section of the by-laws to include the definition of the term Indebtedness. Such amendment was introduced in order to define the scope of the term for purposes of determining more accurately when incurred debt should be approved by a Shareholders' Meeting. The amendment was ratified by the CNV on July 17, 2001 and registered in the IGJ on August 21, 2001 under number 10140 on the Corporations Book 15.

(i)  Supercanal proceedings

O n April 13, 2000, the Company received notice of a mediation hearing requested by Supercanal Holding S.A. to be held on April 28, 2000, in connection with a claim brought against it by Supercanal Holding S.A., as seller of a cable system in the city of Santa Fe owned by Tescorp Inc., a company acquired by Supercanal Holding S.A. for approximately US$ 18.1 million. The Company rejected Supercanal Holding S.A.'s claim on the grounds that Supercanal Holding S.A. had systematically denied Multicanal's right to audit the system offered for sale. The mediation hearing was postponed until May 10, 2000. On that date, the parties resolved to conclude the mediation procedure. As a result, the Supercanal Group is entitled to file the action considered necessary to protect its interest. So far the Company has not been notified of any action initiated by that group. No assurance can be provided that no legal action will be brought by Supercanal Holding S.A.

(j)  Complaints against the Supercanal Group

The Company brought various claims against the Supercanal Group, including an action to declare resolutions adopted during the Extraordinary Shareholders' Meeting of Supercanal Holding S.A. on January 25, 2000 to reduce capital stock of Supercanal Holding S.A. to Ps. 12,000 and subsequently increase capital to Ps. 83,012,000 null and void. The Court issued an injunction requested by the Company but required that the Company post bond for Ps. 22,000,000 for eventual damages which could be caused to the defendant, should the complaint be dismissed. The remedy was granted against the issue of a surety bond. The Court of Appeals revoked the injunction. The Company has filed an extraordinary appeal against that resolution, claiming it is both "arbitrary" and "damaging to the institution". The appeal is in the process of being heard, and a ruling thereon is pending.

Other legal actions were initiated, claiming the suspension of: i) the last three Ordinary Shareholders' Meetings of Supercanal Holding S.A. and ii) the guarantees granted by Supercanal S.A. on bank loans exclusively in favor of the group controlling Supercanal Holding S.A. (Grupo Uno S.A. and affiliated companies). In addition, a claim for dissolution and liquidation of Supercanal Holding S.A. was brought jointly with the action for removal of all the members of the Board of Directors and the Surveillance Committee, and the dissolution of Supercanal Capital N.V.

Supercanal Holding S.A. and other companies of the Supercanal Group filed for bankruptcy proceedings with the National Court of First Instance on Commercial Matters No. 20, Secretariat No. 40. and the procedures began on April 19, 2000.

As a result of the revocation of the preliminary injunction mentioned above, on December 12, 2001 the Company was notified of the filing of a claim by Supercanal Holding S.A. for damages caused by the granting of the preliminary injunction that was subsequently revoked. It has been claimed that the suspension of the effects of the meeting held on January 25, 2000 resulted in the cessation of payments to Supercanal Holding S.A.; the Company answered the complaint and rejected the liability attributed to it based on the fact that the cessation of payment had taken place before the date of the meeting that was suspended by the preliminary injunction, according to documentation provided by the plaintiff itself. Furthermore, the suspension of the meeting did not prevent capitalization of the Company through other means. Based on the record of the case, the Company considers that the claim filed should be rejected in its entirety, and the legal costs should be borne by the plaintiff.

No assurance can be provided that the Company will obtain an economic or financial gain as a result of these actions. Presently, as a result of the ancillary jurisdiction of the bankruptcy proceedings of Supercanal Holding S.A., all the claims are brought in the abovementioned Court.

(k)  Value Added Tax.  Tax Authority assessment.

The Tax Authority notified the Company of the issuance of Resolution No. 18/2001, under which the Tax Authority has officially assessed the tax debits corresponding to the monthly fiscal periods between September 1996 and September 1998 for value added tax, as a result of income from advertising in the cable TV program magazine which is distributed monthly by the Company. Consequently, the Tax Authority resolved that the Company must pay: (i) Ps. 1,861,705 in this respect; (ii) Ps. 2,161,971 as compensatory interest and (iii) a fine of Ps. 1,489,364, equivalent to 80% of the value added tax allegedly omitted.

The Company filed an appeal against this resolution with the National Fiscal Court, requesting it to declare the resolution unfounded, and invalidating the Tax Authority's official assessment, the compensatory interest and the fine imposed. Even though the Company has factual and legal arguments which uphold its position, we cannot give any assurance that the Company will obtain a favorable decision on the filed appeal.

NOTE 13 - LONG-TERM INVESTMENTS

Investments carried under the equity method are as follows:


                            Direct
                          percentage                                 Equity in the (losses) gains of affiliated
       Company         participation in          Investments                          companies
                         voting stock
-----------------------------------------------------------------------------------------------------------------
                               %                 Year ended                          Year ended
                                                December 31,                        December 31,
                       ------------------------------------------------------------------------------------------
                                             2001          2000           2001          2000           1999
                                          ------------------------------------------------------------------------

VER T.V. S.A. (1)............49.00           3,415,929     3,136,788        279,134     (855,188)      2,473,739

Fintelco S.A.................50.00        (39,648,232)  (35,546,912)    (4,101,320)   (7,676,840)    (4,922,031)
                                          ------------------------------------------------------------------------
                                          (36,232,303)  (32,410,124)    (3,822,186)   (8,532,028)    (2,448,292)
                                          ========================================================================

(1) At December 31, 2001 the retained earnings that represent undistributed earnings amount to Ps. 3,263,913.

NOTE 14 - EXEMPTIONS OBTAINED

By Resolution No. 1080/97 dated October 26, 1998, the COMFER released certain subsidiaries that had merged with Multicanal from taxes payable to the COMFER over a three-year period in an amount of up to Ps. 10,000,000 beginning September 1, 1998 as per the following detail: first year, from September 1, 1998 through August 30, 1999, 40%; second year, from September 1, 1999 through August 30, 2000, 45%; and third year, from September 1, 2000 through August 30, 2001, 50%.

The amount of tax charges accrued over the exemption period must be assigned to the execution of investment and operating recovery projects. In the event of a failure to satisfy the conditions under which the COMFER granted the exemption, the COMFER reserved the right to unilaterally declare the annulment of the administrative act approving the exemption, once arrears have been confirmed and corresponding supplementary term fixed.

NOTE 15 - ANTITRUST CONSIDERATIONS

In September 1998, the Santa Fe branch of Asociacion del Consumidor ("Consumer Association") filed with the Comision Nacional de Defensa de la Competencia (the "National Commission for the Defense of Competition" or "CNDC") a complaint against Multicanal and Cablevision S.A. alleging the existence of anticompetitive practices in the city of Santa Fe. Consumer Association claims that by dividing the subscribers, assets and liabilities of the VCC Group and the Santa Fe Systems, the Company and Cablevision S.A. engaged in abuse of a dominant market position and concerted actions to distribute the Santa Fe cable market among themselves. The Company filed an answer to the complaint in which it requests the CNDC to dismiss the complaint on the grounds of lack of a factual basis and for failure to state a cause of action under the relevant provisions of the Antitrust Law. The Company cannot assure that the final decision shall be favorable to Multicanal, or that no further actions shall be brought against the Company and/or Cablevision S.A. with respect to the division of the VCC Group, the Bahia Blanca Systems and the Santa Fe Systems.

On January 13, 1999, the CNDC notified the Company that a complaint had been filed by the Santa Fe commerce department alleging the existence of anticompetitive practices by VCC in the city of Rosario, Province of Santa Fe, prior to Multicanal's acquisition of this company. Although the Company has filed an answer to the complaint with the CNDC, the Company cannot give any assurance that its arguments will prevail and the final decision will be favorable to it or that it will not be fined.

On February 18, 1999, the CNDC issued a resolution initiating an investigative proceeding into an alleged agreement between the TV cable operating companies VCC, Multicanal and Cablevision S.A. and those providing Television Satelital Codificada S.A. and Tele Red Imagen S.A. channels. Such agreement is alleged to consist of fixing of minimum prices for the trading of channels owning rights to the broadcasting of football tournaments organized by the "Asociacion de Futbol Argentino" in Federal Capital and Greater Buenos Aires. The investigation spans from the year 1995 through the date of the resolution. On October 12, 1999 the Company filed a discharge with CNDC under the terms of section 23 of the Competition Defense Law, producing corresponding evidence. On February 10, 2000, the submission of evidence period concluded and the case was submitted for a ruling by the Court which is currently pending. The Company can give no assurance that the final outcome will be favorable to it.

On March 12, 1999, the owner of a cable television operating company in the city of Roldan, Province of Santa Fe, filed a complaint against Multicanal for alleged anticompetitive practices in such city. Although the Company has filed an answer to the complaint with the CNDC, the Company cannot give any assurance that its arguments will prevail and the final decision will be favorable to it or that it will not be fined.

In September 1999, the company Surcor TV S.A., a cable TV operator in the southern area of the city of Cordoba, brought a complaint before the CNDC against Cablevision S.A. and the Company claiming that: i) they had divided the area in which they provide services and ii) they had engaged in monopolistic activities. In addition, the Company alone was charged with adopting an uncompetitive and monopolistic pricing policy as a result of its dominant position. On November 29, 1999, the CNDC notified the Company that a claim had been filed against it and on December 22, 1999 the Company filed its explanations to the claims filed against it.

In December 2001, Gigacable SA., a cable TV operator operating in certain areas of the Provinces of Santa Fe and Corrientes, filed a complaint before the CNDC accusing Multicanal of (i) having divided areas in which the companies provide services with Cablevision S.A., (ii) uncompetitive practices, and (iii) selling the subscription for a price below Multicanal S.A.'s usual price. On December 6, 2001 the Company answered the complaint.

As of the date of the issuance of the financial statements, the CNDC is analyzing the answer filed by Multicanal. The Company cannot provide assurance that the dispute will be settled or whether it will be fined if no agreement is reached.

The Interior Trade and Consumer Defense Bureau of the Province of Entre Rios filed a complaint against the CNDC for the presumed division of areas between Multicanal and its competitors. On May 4, 1999, the Company filed a document providing explanations in accordance with section 20 of the Competition Defense Law, requesting that the claim be rejected. However, no assurance can be provided that the final ruling will be in the Company's favor.

NOTE 16 - TRANSACTIONS WITH RELATED PARTIES

In the ordinary course of business and pursuant to a shareholders agreement among the Company's shareholders, the Company purchases programming from related parties at market prices, the amounts invoiced by such related parties to the Company for programming were approximately Ps.111.9 million, Ps.105.7 million and Ps.104.0 million for the years ended December 31, 2001, 2000 and 1999, respectively. In addition, also in the ordinary course of business, the Company places advertising in media owned by such related parties, including newspapers and radio stations, at market prices. The related parties also purchase advertising time from the Company, and the parties occasionally exchange advertising space and air time with each other. In the years ended December 31, 2001, 2000 and 1999, the aggregate amounts invoiced by Multicanal to such related parties for advertising were approximately Ps. 5.5 million, Ps. 0.2 million and Ps. 1.5 million, respectively, and the aggregate amounts invoiced by such related parties to the Company for advertising were approximately Ps. 1.3 million, Ps. 2.6 million and Ps. 4.9 million for the years ended December 31, 2001, 2000 and 1999, respectively. Multicanal's monthly subscriber magazine is also published by a related party, the amounts invoiced to the Company were approximately Ps. 15.9 million, Ps. 19.7 million and Ps. 22.3 million for the years ended December 31, 2001, 2000 and 1999, respectively. In the year ended December 31, 2001, the aggregate amounts invoiced by Multicanal to such related parties for new business were approximately Ps. 1.8 million. Related parties balances at December 31, 2001 and 2000 were as follows: accounts receivable of Ps. 12.9 million and Ps. 4.4 million at December 31, 2001 and 2000, respectively, and accounts payable of Ps. 48.4 million and Ps. 38.0 million at December 31, 2000 and 1999, respectively. In addition, in 2001, Multicanal bought property owned by Grupo Clarin for a total of Ps. 1.1 million.

Additionally, the Company transferred all of its interests in DirecTV Latin America, LLC and certain contractual rights related thereto to Raven Media Investments, LLC, a company organized under the laws of the state of Delaware and wholly-owned by Grupo Clarin S.A., for US$ 150,000,000, recording a gain of Ps. 326,812,708.

At December 31, 2001, the Company has a balance of Ps. 3.3 million payable on a loan from Grupo Clarin S.A., which has generated an interest charge of Ps. 0.2 million.

NOTE 17 - SUBSEQUENT EVENTS

In January and February 2002 the Company repurchased US$ 189,584,000 aggregate principal amount of Notes issued by it for a total consideration of US$ 62,809,727 with the proceeds from the sale of its participation in DirecTV Latin America LLC.

Due to the situation of the Argentine economy and the political and social crisis that resulted from the economic, exchange and regulatory measures described in Note 1, the Company deferred the payments of certain Notes: (i) on February 1, 2002, principal and interest on its 9.25% Notes due 2002 and interest on 10.50% Notes due 2007, (ii) on February 26, 2002, interest on its Series J Floating Rate Notes due 2003, and (iii) on April 15, 2002, interest on its Series C 10.50% Notes due in 2018, and its Series E 13.125% Notes due in 2009.

The Company have engaged the services of a financial advisor to assist it in connection with the restructuring of its debt and in due course intend to submit proposals to its financial creditors, including the holders of its Notes, with respect to alternative means of discharging the deferred payments, taking into account the limitations imposed by an economy with a high degree of volatility.

As a result of the continued deterioration of the Argentine economy, the Argentine Government's adoption of various economic measures and the devaluation of the Argentine peso, the Company revised its business strategy. In this connection, as management's best estimate of discounted future cash flows is below the carrying value of goodwill, the Company recognized an impairment loss of Ps. 330,460,113 as of December 31, 2001.

NOTE 18 -- SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES
           ADOPTED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The consolidated financial statements have been prepared in accordance with Argentine GAAP, which differ in certain significant respects from US GAAP. The significant differences at December 31, 2001 and 2000 and for the three years in the period ended December 31, 2001 are reflected in the reconciliations provided in Note 19 and principally relate to the items discussed in the following paragraphs:

(a)  Restatement of financial statements for general price-level changes

The Argentine GAAP consolidated financial statements of the Company were restated through August 31, 1995 and updated through August 31, 1995 price-levels to reflect the effects of inflation in accordance with specified rules as more fully explained in Note 3.2.

In most circumstances, US GAAP do not allow for the restatement of financial statements. Under US GAAP, account balances and transactions are generally stated in the units of currency of the year when the transactions originated. This accounting model is commonly known as the historical cost basis of accounting. However, as the economy of Argentina experienced periods of significant inflation prior to September 1995, the presentation of the consolidated financial statements restated for general price-level changes is substantially similar to the methodology prescribed by Accounting Principles Board Statement ("APB") No. 3, "Financial Statements Restated for General Price-Level Changes". This statement requires that companies operating in hyper-inflationary environments in which inflation has exceeded 100% over the last three years and which report in local currency, restate their financial statements on the basis of a general price-level index. August 1993 was the first month in which the rate of inflation in Argentina, as measured by the WPI, was below 100% for the first time in 36 consecutive months since the release of Statement of Financial Accounting Standards ("SFAS") No. 52 "Foreign Currency Translation". The US GAAP reconciliation does not reverse the effects of the general price-level restatement included in the Argentine GAAP financial statements through August 31, 1995.

(b)  Foreign currency translation adjustment

Under Argentine GAAP, financial statements of foreign investees have been translated to Argentine pesos on the basis of the financial statements of such investees expressed in the local currency of the country of origin. The method of translation involves the translation of monetary assets and liabilities at the exchange rate prevailing at the end of each period, and non-monetary assets and liabilities and equity accounts on the basis of the inflation-adjusted amounts at the exchange rate prevailing at the end of each period. The net gain on translation is included in the Company's result of operations.

Under US GAAP, financial statements of foreign subsidiaries have been translated into Argentine pesos following the guidelines established in SFAS 52 "Foreign Currency Translation". The economy of certain of the Company's foreign operations (Uruguay) was no longer considered to be highly inflationary as from January 1999. Therefore, for each of the two years in the period ended December 31, 2001, the local currency was considered the functional currency. Assets and liabilities of these foreign subsidiaries are translated at the exchange rates in effect at period-end, and the statement of operations is translated at the average exchange rates during the period. Exchange rate fluctuations on translating foreign currency financial statements into pesos that result in unrealized gains or losses are referred to as foreign currency translation adjustments. Under US GAAP, cumulative translation adjustments are recorded as a separate component of shareholders' equity. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 19.

Additionally, account balances and transactions of certain Company's foreign operations (Paraguay) are stated in the local currency. Under Argentine GAAP, the financial statements of these foreign subsidiaries are restated to reflect the effects of local inflation. Assets and liabilities are translated at the exchange rates in effect at period-end, and the statement of operations is translated at the average exchange rates during the period. Exchange rate fluctuations on translating foreign currency financial statements into pesos that result in unrealized gains or losses are referred to as foreign currency translation adjustments. Under US GAAP, the dollar was considered the functional currency. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 19.

(c)  Goodwill

Under Argentine GAAP, companies acquired are recorded at their corresponding historical costs. The difference between the carryover historical costs and the purchase price is treated as goodwill (Note 3.5.(f)).

US GAAP requires the application of the purchase method of accounting to the Company's acquisition transactions. Consequently, for purposes of the US GAAP reconciliation, the fair market value of the assets and liabilities of the acquired companies were estimated and the excess of the purchase price over the fair value of the assets acquired and liabilities assumed is considered goodwill. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 19 under the items Amortization of goodwill and Depreciation of property and equipment.

(d)  Recoverability of long-lived assets to be held and used in the business

As discussed in Note 17, management reviewed long-lived assets, primarily property and equipment to be held and used in the business, long-term investments and goodwill for the purposes of determining and measuring impairment and recognized during the year ended December 31, 2001 an impairment of Ps 330,460,113. Under US GAAP, SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" requires a company to review assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Assets were grouped and evaluated for possible impairment at the level of cable television systems by region. As a result of different basis of goodwill determined on acquisition; as described in Note 18 (c), the impairment recognized under Argentine GAAP differs from the one recognized under US GAAP. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 19.

(e)  Organizational and preoperating costs

Under Argentine GAAP, organizational and preoperating costs may be deferred and amortized over the estimated period of benefit. Under US GAAP, such costs are generally charged to operations. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 19.

(f)  Vacation accrual

Under Argentine GAAP, there are no specific requirements governing the recognition of accruals for vacations. The accepted practice in Argentina is to expense vacation when taken and to accrue only the amount of vacation in excess of normal remuneration.

Under US GAAP, vacation expense is fully accrued in the year the employee renders service to earn such vacation. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 19.

(g)  Non-interest bearing debt instruments

Under Argentine GAAP, non-interest bearing debt instruments are not generally presented with an imputed rate of interest in order to recognize the economic substance of the underlying transaction. Under US GAAP, APB No. 21 "Interest on Receivables and Payables", such adjustment would be required.

APB No. 21 requires the imputation of a reasonable, market-based rate of interest for non-interest bearing debt instruments over the maturity period of the note. Additionally, the carrying value of the debt instrument is reported net of any resulting discount or premium. As reflected in the US GAAP reconciliation, certain non-interest bearing debt instruments for acquisition debt were discounted at 10% which approximated the Company's weighted average annual interest rate. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 19 under the item Discounting of non-interest bearing acquisition related debt.

(h)  Income taxes

Under Argentine GAAP, income tax expense is generally recognized based upon the estimate of the current income tax liability. When income and expense recognition for financial statements purposes does not accrue in the same period as income and expense recognition for tax purposes, the resulting temporary differences are not considered in the computation of income tax expense for the year.

Under US GAAP, the liability method is used to calculate the income tax provision. Under the liability method, deferred tax assets or liabilities are recognized with the corresponding charge or credit to income for differences between the financial and tax basis of assets and liabilities at each year-end. Additionally, all available evidence, both positive and negative, should be considered to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of a deferred tax asset. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 19.

(i)  Severance indemnities

US GAAP require the accrual of liability for certain post-employment benefits if they are related to services already rendered, are related to rights that accumulate or vest, or are likely to be paid and can be reasonably estimated and the benefit arrangement is communicated to employees. Additionally, in the event a benefit is paid to employees that terminate voluntarily, the related liability is recorded at the time the employee accepts the termination offer.

As described in Note 3.5. (h), the Company expenses severance indemnities when paid or when they should have an impact on the results for the year because they represent a certain and quantified risk. Under Argentine law, the Company is required to pay a minimum severance indemnity based on years of service and age when an employee is dismissed without adequate justification. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 19.

(j) Equity in earnings (losses) of affiliated companies and investments in companies carried under equity method

Under Argentine GAAP, investments in companies in which it exercises significant influence, but not control (investments in which the Company has between 20% and 50%), are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor's proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Company applies its percentage ownership interest to the historical financial statements of its equity method investments prepared under Argentine GAAP. For purposes of this reconciliation, the Company has assessed the impact of US GAAP adjustments on the Argentine GAAP financial statements of its equity investees. The significant differences that give rise to US GAAP adjustments on equity investees are as follows: (i) the application of SFAS No 109 "Deferred Income Taxes", (ii) the effects on depreciation of different bases for determination of the underlying net asset acquired, (iii) vacation accrual and (iv) foreign exchange differences (see Note 18 (l)).

(k)  Interest capitalization

Argentine GAAP allows, but does not require, companies to capitalize interest on self-constructed assets. The Company does not capitalize interest on projects under construction which are of a short-term nature. Under US GAAP, the Company would be required to capitalize interest on the qualifying self-constructed assets. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 19.

(l)  Foreign exchange differences

As mentioned in Note 1, all working days between December 21, 2001 and December 31, 2001 were declared exchange holidays by the Argentine Government. On January 11, 2002, when the exchange market first opened, the exchange rate was Ps. 1 to US$ 1.4 (buying rate) and Ps. 1 to US$ 1.6 (selling rate). Under Argentine GAAP, the Company accounted for its foreign currency assets and liabilities at an exchange rate of Ps. 1 to US$ 1. Under US GAAP, the Company applied the guidance set forth in the EITF D-12 "Foreign Currency Translation - Selection of the Exchange Rate When Trading is Temporarily Suspended", that states that when exchangeability between two currencies is temporarily lacking at the balance sheet date, the first subsequent rate at which exchange could be made shall be used. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 19.

(m)  Transfer of financial assets

As explained in Note 12 (a) (v) the Company transferred all of its interests in DirecTV Latin America, LLC and certain contractual rights related thereto to Raven Media Investments, LLC. Under Argentine GAAP a transfer of financial assets is recognized as a sale to the extent that contractual terms result in the passage of title.

Under US GAAP, the existence of an agreement that constraints the transferee right to exchange the transferred asset or gives the transferor the ability to unilaterally cause the holder to return specific assets, preclude a transfer subject to such a condition from being accounted for as a sale. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 19.

(n)  Specific pronouncement for cable television companies

Under Argentine GAAP, there are no specific pronouncements related to cable television companies. Under US GAAP, SFAS No. 51 "Financial Reporting by Cable Television Companies" establishes that:

     (1) The network in each area is considered to pass through a "prematurity" period when it is in construction and yet partially in service. This period commences when transmission is made to the first subscriber and ends when the network for a particular area is substantially complete and attains the number of subscribers (penetration rate) expected for that specific area. During the prematurity period, SFAS No. 51 requires that charges for capitalized costs other than those of the main cable television plant, interest and financing charges be allocated to both current and future periods based upon the ratio of active subscribers to the total estimated subscribers at the end of the prematurity period. As the Company's systems are relatively mature, management considers that SFAS No. 51 prematurity period accounting would not materially affect the financial position or the results of operations for the years presented.

     (2) Hookup revenues that exceed related direct selling expenses must be deferred and amortized in the period in which the Company expects the subscriber to be connected to the system. Hookup services charged by the Company are not a significant component of revenues. All related direct selling expenses are recognized as incurred.

(o)  Extraordinary items

Under Argentine GAAP, the gain of repurchase of debt is reported as an ordinary item. Under US GAAP, SFAS 4 "Reporting Gains and Losses from Extinguishment of Debt" requires that a gain from the early extinguishment of debt be classified as an extraordinary item. Accordingly, the reconciling difference for this item is presented in the quantitative reconciliation in Note 19.

(p)  Allowance for doubtful accounts

Under Argentine GAAP, the allowance is charged against revenues whereas under US GAAP the charge would be presented as an operating cost. As this difference has no effect on net income/loss or on shareholders' equity, no reconciling adjustment is presented in the US GAAP reconciliation.

(q)  Advances to suppliers

Under Argentine GAAP, funds advanced to suppliers are capitalized and included under Property and equipment prior to purchase and specifically identified as property or equipment items. Under US GAAP, these funds are treated as a deposit until the actual property or equipment procured by such funds has been purchased and specifically identified. Accordingly, such funds are generally classified as "Other assets".

However, due to the nature of such funds and their relative immateriality to the consolidated financial statements taken as a whole (Note 5), the quantitative difference between Argentine and US GAAP would be a reclassification from Property and equipment to Other assets and, accordingly, it does not affect the reconciliation of net loss and shareholders' equity in Note 19.

(r)  Earnings per share

Argentine GAAP do not require disclosure of earnings per share. Under US GAAP, SFAS No. 128 "Earnings per share", earnings per share have been calculated for all periods presented based on the weighted average number of common shares outstanding during the year (Note 19).

(s)  Disclosures about segments of an enterprise and related information

US GAAP require report information about operating segments in annual financial statements. SFAS No. 131 "Disclosures about segments of an enterprise and related information" establishes standards for related disclosures about products and services, geographic areas and major customers. Multicanal is in only one segment, cable television, and assets, revenues and earnings (losses) from operations outside Argentina are less than 10% of consolidated assets and operations. Accordingly, no information about segments is presented in these consolidated financial statements.

(t)  Other income and expenses

Under Argentine GAAP certain expenses, such as those related to a employees' dismissals and the provision for lawsuits and contingencies are included in Other non-operating income (expenses), net (see Note 4 (l)). Under US GAAP, these items are classified as operating expenses.

However, the quantitative difference between Argentine and US GAAP would be a reclassification from "Other non-operating income (expenses), net" to "Direct operating expenses", "General and administrative expenses" or "Selling and marketing expenses", as appropriate, and, accordingly, it does not affect the reconciliation of net loss and shareholders' equity summarized in Note 19.

NOTE 19 - RECONCILIATION OF NET LOSS AND SHAREHOLDERS' EQUITY TO US GAAP

The following is a summary of the significant adjustments to net loss for the three years in the period ended December 31, 2001 and shareholders' equity for the years ended December 31, 2001 and 2000, which would be required if the financial statements had been prepared in accordance with US GAAP instead of Argentine GAAP.

                                                                             Years ended December 31,
                                                               -----------------------------------------------------
                                                                     2001              2000              1999
                                                               -----------------------------------------------------
Net loss in accordance with Argentine GAAP...............          (287,850,501)    (323,859,250)     (328,463,372)
US GAAP adjustments - income (expense)
    Amortization of organizational and preoperating costs
      (Note 18 (e)) .....................................            (7,515,014)        2,850,515         1,434,937
    Deferred income taxes, net of allowance (Note 18 (h))               360,964      (65,476,095)        24,868,340
       Amortization of goodwill (Note 18 (c))............             4,349,734         4,342,910         4,341,536
        Depreciation of property and equipment
       (Note 18 (c)).....................................          (10,564,411)      (11,560,204)      (15,327,864)
     Vacation accrual (Note 18 (f))......................               940,391           510,064         (103,581)
     Discounting of non-interest bearing acquisition related
      debt (Note 18 (g)).................................             (127,095)         (179,476)       (1,779,787)
    Equity in the earnings (losses) of affiliated companies
       (Note 18 (j)) ....................................             (5,636,569)         905,797         6,990,159
    Interest capitalization (Note 18 (k))................              1,246,120        2,696,102         1,817,526
    Severance indemnities (Note 18 (i))..................            (1,008,170)        1,880,228                 -
    Foreign currency translation adjustment (Note 18 (b))                691,535      (3,052,662)         3,348,691
    Foreign exchange differences (Note 18 (l))...........        (1,015,582,606)                -                 -
    Transfer of financial assets (Note 18 (m))...........          (326,812,708)                -
    Extraordinary item (Note 18 (o)).....................            (9,337,602)                -                 -
    Impairment adjustment (Note 18 (d))..................             78,071,511                -                 -
    Minority interest in above reconciling items.........              3,433,593          254,276         1,873,172
                                                               -----------------------------------------------------
Net loss before extraordinary item.......................        (1,575,340,828)    (390,687,795)     (301,000,243)
Extraordinary gain on repurchase of debt.................              9,337,602                -                 -
                                                               -----------------------------------------------------
Net loss in accordance with US GAAP......................        (1,566,003,226)    (390,687,795)     (301,000,243)
                                                               =====================================================
Loss per share before extraordinary item.................              (4.27)             (1.06)             (0.82)
Gain per share on extraordinary gain on repurchase of debt              0.02                  -                   -
                                                               -----------------------------------------------------
Net loss per share in accordance with US GAAP............              (4.25)             (1.06)             (0.82)
                                                               =====================================================
Weighted average number of shares........................            366,821,037      365,953,227       365,953,227

                                                                                    At December 31,
                                                                     -----------------------------------------------
                                                                             2001                    2000
                                                                     -----------------------------------------------
Shareholders' equity in accordance with Argentine GAAP.........                734,587,361            1,020,019,022
US GAAP adjustments - increase (decrease)
    Amortization of organizational and preoperating costs
      (included in other intangible assets) (Note 18 (e))......                (9,406,162)              (1,891,147)
    Goodwill, net (Note 18 (c))................................                 16,420,473               12,070,740
    Property and equipment (Note 18 (c)).......................               (60,394,523)             (49,830,112)
    Deferred income taxes (Note 18 (h))........................                  7,579,124                7,218,160
    Discounting of non-interest bearing acquisition related debt                                       (27,435,693)
      (Note 18 (g))............................................               (27,562,787)
    Vacation accrual (Note 18 (f)).............................                (6,420,812)              (7,361,203)
    Investments in companies carried under equity method (Note 18                                         2,457,100
      (j)).....................................................                (3,179,469)
    Interest capitalization (Note 18 (k))......................                  5,759,748                4,513,629
    Severance indemnities (Note 18 (i))........................                    872,059                1,880,228
    Foreign exchange differences (Note 18 (l)).................              (998,664,845)                        -
    Transfer of financial assets (Note 18 (m)).................              (326,812,708)                        -
    Impairment adjustment (Note 18 (d))........................                 78,071,511                        -
    Minority interest in above reconciling items...............                  6,289,497                2,855,903
                                                                     -----------------------------------------------
Shareholders' equity in accordance with US GAAP................              (582,861,533)              964,496,627
                                                                     ===============================================



Changes in Shareholders' equity under US GAAP are as follows:
                                                                                       Years ended December 31,
                                                                                   ----------------------------------
                                                                                         2001             2000
                                                                                   ----------------------------------
Shareholders' equity at the beginning of the year in accordance with US GAAP.....       964,496,627    1,354,348,775
Incorporation of balances following merger with Plataforma Digital S.A. .........         2,418,840                -
Foreign currency translation adjustment (Note 20 (g))............................        16,226,226          835,647
Net loss for the year in accordance with US GAAP.................................   (1,566,003,226)    (390,687,795)
                                                                                   ----------------------------------
Shareholders' equity at the end of the year in accordance with US GAAP...........     (582,861,533)      964,496,627
                                                                                   ==================================

NOTE 20 - OTHER SIGNIFICANT US GAAP DISCLOSURE REQUIREMENTS

(a)  Income taxes

The Company's deferred income taxes under US GAAP are comprised as follows:

                                                                           Years ended December 31,
                                                             ------------------------------------------------------
                                                                       2001                        2000
                                                             ------------------------------------------------------
Deferred tax assets
  Tax loss carryforwards.............................                      128,572,257                 155,435,955
  Allowance for doubtful accounts and others.........                       20,605,002                  15,467,874
  Vacation accrual...................................                        2,229,407                   2,563,519
  Provision for lawsuits and others..................                       19,196,969                  16,461,451
  Provision for obsolescence of materials............                        4,169,595                   3,977,778
  Difference between tax and accounting basis of property
    and equipment....................................                        8,630,525                           -
  Foreign exchange differences.......................                      358,612,347                           -
  Transfer of financial assets.......................                      113,823,368                           -
  Other temporary differences........................                        3,288,537                     633,962
  Less:  Valuation allowance.........................                    (632,834,387)               (160,465,449)
                                                             ------------------------------------------------------
                                                                            26,293,620                  34,075,090
                                                             ------------------------------------------------------
Deferred tax liabilities
  Difference between tax and accounting basis of property
    and equipment....................................                                -                 (9,753,177)
  Prepaid expenses...................................                     (16,698,584)                (15,479,499)
  Other temporary differences........................                      (2,015,912)                 (1,624,254)
                                                             ------------------------------------------------------
                                                                          (18,714,496)                (26,856,930)
                                                             ------------------------------------------------------
Net deferred tax assets..............................                        7,579,124                   7,218,160
                                                             ======================================================

Of the outstanding balance at December 31, 2001, Ps. 22,834,408 are current.

The tax loss carryforwards at December 31, 2001 expire as follows:

Expiry date                                 Ps.
-----------------------------------------------------------
2002........................                     6,547,564
2003........................                    99,336,449
2004........................                   117,665,007
2005........................                   141,073,029
2006........................                     2,727,254
                              -----------------------------
Total.......................                   367,349,303
                              =============================
Valuation allowances are provided for future benefits to the extent their realization is unlikely.

The provision for income taxes computed in accordance with US GAAP differs from that computed at the statutory tax rate, as follows:

                                                                              Years ended December 31,
                                                                 ---------------------------------------------------
                                                                       2001             2000              1999
                                                                 ---------------------------------------------------
 Income tax benefit at statutory tax rate on pretax income in
   accordance with US GAAP..............................           (544,208,251)    (106,141,157)     (100,556,483)
 Permanent differences
   Increase in valuation allowance......................             472,368,938      101,944,129        35,538,871
   Gain on sale of investees............................            (67,358,248)                -                 -

   Amortization of goodwill and intangible assets.......              45,976,723       46,359,777        47,260,742
   Impairment adjustment................................              88,336,010                -                 -
   Other................................................              15,893,202       32,360,013         4,107,777
                                                                 ---------------------------------------------------
 Income tax (benefit) expense in accordance with US GAAP
                                                                      11,008,374       74,522,762       (13,649,093)
 Tax on minimum notional income.........................                 114,137       12,904,586        27,345,097
                                                                  ---------------------------------------------------
 Income taxes and/or tax on minimum notional income in
 accordance with US GAAP ...............................              11,122,511       87,427,348        13,696,004
                                                                 ====================================================

Although the Company presented pre-tax accounting losses on a consolidated basis (net loss before income taxes), some of its subsidiaries generated taxable income and paid income taxes.

(b)  Fair value of financial instruments

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

          - The fair value of certain financial assets carried at cost, including cash, short-term investments, trade receivables, receivables from related parties and other assets is considered to approximate their respective carrying value.

          - The fair value of accounts payable and accrued liabilities, taxes payable, debt with related parties, payroll and social security and other liabilities is considered to approximate their respective carrying value.

          - The fair values of bank and financial debt are based on quoted market prices or, where quoted prices are not available, on the present value of future cash flows discounted at estimated borrowing rates for similar debt instruments.

          - The fair values of acquisition related debt are based on the present value of future cash flows discounted at estimated borrowing rates for similar debt instruments.

The estimated fair values of financial instruments are as follows:

                                                                         Years ended December 31,
                                                       -------------------------------------------------------------
                                                                   2001                           2000
                                                       ------------------------------ ------------------------------
                                                          Carrying     Fair              Carrying    Fair Value
                                                           amounts       Value           amounts
                                                       --------------- -------------- -------------- ---------------
Financial assets
  Cash and banks.....................................      29,258,249     29,258,249     23,373,492      23,373,492
  Short-term investments.............................     160,274,418    160,274,418     59,569,632      59,569,632
  Trade receivables..................................      72,156,994     72,156,994     67,479,722      67,479,722
  Receivables from related parties...................      17,070,634     17,070,634     15,651,033      15,651,033
  Other..............................................     139,588,467    139,588,467    118,789,851     118,789,851

Financial liabilities
  Accounts payable and accrued liabilities...........     247,542,987    247,542,987    223,471,207     223,471,207
  Bank and financial debt............................   1,688,800,923    879,171,039  1,893,579,292   1,584,675,340
  Acquisition related debt...........................       7,140,297      6,868,607     18,544,537      17,190,984
  Taxes payable......................................      52,178,261     52,178,261     48,603,543      48,603,543
  Debt with related parties..........................       3,006,735      3,006,735      4,986,120       4,986,120
  Payroll and social security........................      17,188,580     17,188,580     25,749,083      25,749,083
  Other..............................................      49,176,091     49,176,091     49,321,286      49,321,286


(c) Financial instruments with off-balance sheet risk and concentrations of credit risk

The Company has not used financial instruments to hedge its exposure to fluctuations in foreign currency exchange or interest rates and, accordingly, has not entered into transactions that create off-balance sheet risks associated with such financial instruments.

Accounts receivable substantially comprise balances with a large number of subscribers. Management does not believe significant concentrations of credit risk exist.

(d)  Supplementary information on the statement of cash flows

                                                                             Years ended December 31,
                                                                  -----------------------------------------------
                                                                       2001            2000            1999
                                                                  -----------------------------------------------
Cash payments:
  Income tax and/or tax on minimum notional income..........          19,022,469      27,456,351      32,983,931
  Interest..................................................         200,243,072     208,740,377     189,372,383
Cash and cash equivalents include:
  Cash......................................................         29,258,249      23,373,492      153,966,158
  Short-term investments (original maturity < 90 days)......         160,274,418     59,569,632       10,322,608
                                                                  -----------------------------------------------
                                                                     189,532,667      82,943,124     164,288,766
                                                                  ===============================================
Non-cash investing and financing activities
Common stock issued as a result of the merger with Plataforma
Digital S.A. ...............................................          2,418,840               -               -
                                                                  ===============================================

The Company has no cash balances in currency other than Argentine pesos and US dollars. Since the exchange rates remained unchanged for the years ended December 31, 2000, 1999 and 1998, no foreign exchange gains/losses were adjusted for Argentine GAAP purposes.

(e) Ageing of long-term bank and financial debt and non-current acquisition related debt under US GAAP

                                         Maturity in the       Total
                                            year 2003
                                         ----------------------------------
Long-term bank and financial debt.....     332,046,279 (1)   332,046,279
Non-current acquisition related debt..         222,603           222,603
                                         ----------------------------------
                                           332,268,882       332,268,882
                                         ==================================

     (1) Includes Ps. 331,805,028 secured by net assets with a book value of Ps. 4,992,320 (Notes 12 (a) (v) and 18 (m)).

(f)  Interest expense

                                                                     Years ended December 31,
                                                 ------------------------------------------------------------------
                                                         2001                  2000                  1999
                                                 ------------------------------------------------------------------
Total interest expense under Argentine GAAP           199,061,463           210,664,831           191,624,248
Interest capitalization..........................     (1,246,120)           (2,696,102)           (1,817,526)
Discounting of non-interest bearing
  Acquisition related debt.......................       127,095               179,476              1,779,787
                                                 ------------------------------------------------------------------
Total interest expense under US GAAP............      197,942,438           208,148,205           191,586,509
                                                 ==================================================================

(g)  Statement of consolidated comprehensive loss

The Company has adopted SFAS No. 130, "Reporting Comprehensive Income", which requires that an enterprise (i) classify items of other comprehensive income
(loss) by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income (loss) separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

                                                                     Years ended December 31,
                                                         2001                  2000                  1999
                                                 ------------------------------------------------------------------
Net loss in accordance with US GAAP.............    (1,566,003,226)        (390,687,795)         (301,000,243)
                                                 ------------------------------------------------------------------
Other comprehensive income:
  Foreign currency translation adjustments .....       16,226,226              835,647             (1,187,738)
                                                 ------------------------------------------------------------------
Total other comprehensive income................       16,226,226              835,647             (1,187,738)
                                                 ------------------------------------------------------------------
Comprehensive loss..............................    (1,549,777,000)        (389,852,148)         (302,187,981)
                                                 ==================================================================

The accumulated balances related to each component of other comprehensive income were as follows:

                                                                   Accumulated Other          Accumulated Other
                                                                comprehensive income at    comprehensive income at
                                                                   December 31, 2001          December 31, 2000
                                                               -----------------------------------------------------
Balance at the beginning of the year.........................          (352,092)                 (1,187,739)
                                                               -----------------------------------------------------
Other comprehensive income:
                                                               -----------------------------------------------------
  Foreign currency translation adjustments...................          16,226,226                  835,647
                                                               -----------------------------------------------------
Total other comprehensive income.............................          16,226,226                  835,647
                                                               -----------------------------------------------------
Balance at the end of the year...............................          15,874,134                 (352,092)
                                                               =====================================================

(h)  Additional disclosure

                                        Years ended December 31,
                           --------------------------------------------------
                               2001               2000               1999
                           --------------------------------------------------
Advertising costs           11,165,164         25,557,209         31,276,583
                           ==================================================

NOTE 21 - IMPACT OF NEW ACCOUNTING STANDARDS NOT YET ADOPTED

In July 2001, the Financial Accounting Board issued its Statements No. 141 and 142 "Business Combinations" and "Goodwill and Other Intangible Assets", respectively. SFAS No. 141 addresses financial accounting and reporting for business combinations. All business combinations included in the scope of this Statement are to be accounted for using one method, the purchase method. This statement applies to all business combinations initiated after June 30, 2001. This Statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. Management does not believe the adoption of SFAS 141 will have a material impact on Multicanal's results of operations and financial position.

SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements and also states that goodwill and intangible assets that have indefinite use full lives will not be amortized but rather will be tested at least annually for possible impairment. The provisions of this Statement are required to be applied starting with fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not previously been issued. Management is currently evaluating the impact that adoption of SFAS 142 will have on Multicanal's consolidated financial statements.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. SFAS 143 is required to be adopted for the fiscal year beginning January 1, 2003. The Company has not yet assessed the impact of the adoption of this new standard.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 retains the current requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. However, goodwill is no longer required to be allocated to these long-lived assets when determining their carrying amounts. SFAS 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed. SFAS 144 requires the depreciable life of an asset to be abandoned to be revised. SFAS 144 requires all long-lived assets to be disposed of by sale be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Therefore, discounted operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. SFAS 144 is effective January 1, 2002. The Company has not yet assessed the impact of the adoption of this new standard.

                                 MULTICANAL S.A.

                                                                                                                        Exhibit

INFORMATION REQUIRED BY SECTION 64, SUB-SECTION b) OF LAW No. 19550 for the years ended December 31, 2001, 2000 and 1999 (Consolidated) (Expressed in
Argentine pesos)

==============================================================================================================================
          Caption                 Direct         General and      Selling and               Total at December 31,
                                operating      administrative      marketing
                                 expenses         expenses         expenses
                                                                                ----------------------------------------------
                                                                                     2001           2000            1999
------------------------------------------------------------------------------------------------------------------------------

Payroll and social security        81,850,249       22,324,982       45,107,279    149,282,510    165,874,238     160,511,778
Employees' dismissals               1,008,311          593,880          619,104      2,221,295      5,127,810               -
Taxes rates and
contributions                      30,385,780       15,498,330            6,399     45,890,509     33,980,027      34,600,653
Programming rights                291,652,530                -                -    291,652,530    279,238,503     265,672,836
Printing and distribution
  of magazines                     29,112,617                -                -     29,112,617     31,801,661      31,571,450
Fees and compensation for
  services                            981,948       14,292,882          119,344     15,394,174     14,215,611      14,660,772
Commissions                         4,906,169       31,283,439           84,610     36,274,218     36,973,868      30,434,031
Overhead                            3,073,587          614,890           27,504      3,715,981      6,644,186       3,575,308
Security and surveillance              30,205        3,442,566            2,469      3,475,240      5,383,070       7,292,552
Representation and travel
  expenses                            230,332        2,092,559              849      2,323,740      2,808,590       3,382,505
Office expenses                       155,101        3,635,895           31,809      3,822,805      4,816,256       5,026,205
Publicity and advertising                   -                -       11,165,164     11,165,164     25,557,209      31,276,584
Building expenses                     976,708       12,223,472                -     13,200,180     13,710,956      13,715,214
Vehicles expenses                       8,156        4,774,263                -      4,782,419      6,023,345       5,457,299
Personnel expenses                  5,233,034        5,261,366        3,056,499     13,550,899     15,390,478      16,486,330
Rentals                            26,993,483        4,080,063                -     31,073,546     31,476,896      30,831,600
Sundry                             28,772,160       16,886,596            1,594     45,660,350     44,328,347      43,991,040
                             -------------------------------------------------------------------------------------------------
Total at December 31, 2001        505,370,370      137,005,183       60,222,624    702,598,177              -               -

                             -------------------------------------------------------------------------------------------------
Total at December 31, 2000        499,056,417      146,740,022       77,554,612             -     723,351,051               -
                             =================================================================================================
Total at December 31, 1999        465,619,455      166,579,835       66,286,867             -               -     698,486,157
==============================================================================================================================

                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 MULTICANAL S.A.



Buenos Aires, Argentina, February 10, 2003       By: /s/ Adrian Meszaros
                                                     ------------------------
                                                     Adrian Meszaros
                                                     Chief Financial Officer